Aflac
Incorporated

It's no mystery how Aflac makes a difference.



Annual Report for 2008

The Composition of Aflac's Market in Japan

What We Sell

Supplemental insurance products, including:
- Cancer
- Medical
- Care
- Living benefit life

Supplemental insurance riders, including:
- Rider MAX
- Life insurance
- Rider Pack

Ordinary life insurance products, including:
- Term life
- Whole life
- Fixed annuity
- WAYS

Who Buys It

At the worksite:
Employees at more than 39,600 payroll accounts representing 89% of the companies listed on the Tokyo Stock Exchange, including workers at Hitachi, Fujitsu, Kirin Brewery, Canon, Ricoh, Toyota and Takashimaya, as well as employers and employees at 157,600 small businesses

At the home:
Individuals seeking specific insurance coverage

Who Sells It For Us

More than 107,400 licensed sales associates, representing about 2,200 affiliated corporate agencies, more than 16,600 individual or independent corporate agencies, the sales force of Dai-ichi Mutual Life Insurance Co. and 242 banks with 11,400 branches as well as 300 post offices

Who Else Sells It

- Alico Japan
- Asahi
- AXA
- Dai-ichi
- Fukoku
- Meiji Yasuda
- Mitsui Sumitomo
- Mitsui Sumitomo Kirameki
- Nippon
- Orix
- Sompo Japan
- Sompo Japan Himawari
- Sony
- Sumitomo
- Tokio Marine Nichido Anshin

and in the United States

What We Sell

Supplemental insurance products, including:
- Accident/disability
- Cancer indemnity
- Short-term disability
- Intensive care
- Hospital indemnity
- Sickness indemnity
- Long-term care
- Specified health event
- Fixed-benefit dental
- Vision

Life insurance products, including:
- Term life
- Whole life
- Juvenile life

Who Buys It

At the worksite:
Employees at more than 427,700 payroll accounts, including businesses of all sizes, banks, hospitals, school districts, and city and state governments. Payroll accounts include the City of Atlanta, American Express, Genesis Healthcare, the State of Florida, Valero Energy Corporation, Viacom and Wachovia.

At the home:
Individuals seeking specific insurance coverage

Who Sells It For Us

More than 74,300 licensed sales associates, including more than 11,200 who, on average, produced business every week in 2008

Who Else Sells It

- Aegon
- AIG
- Allstate
- American Fidelity
- Aon
- Assurant
- Colonial
- Conseco
- MetLife
- Unum Group
- Certain regional or national carriers whose products indirectly compete

Who Dun It?



In "Who Dun It," one of our recent commercials, the Aflac Duck has been cast in the role of the overlooked, albeit quite vociferous benefactor, as the befuddled friends struggle to solve a mystery:

Who pays you cash to cover expenses that other insurance doesn't cover?

Additional clues about how Aflac policies make a difference are revealed each and every time we hear from our policyholders and claimants. These are real people who have benefited by financial relief from Aflac when they needed it most. Our claimants send their experiences to **ilovemyaflac@aflac.com**. And the stories just keep coming!



"Who pays you cash
when you're hurt
and miss work?"
Aflac, of course.
Mystery solved!

Aflac: Making a Difference

We've extended a promise for more than 50 years to help support our policyholders when they need it most. The stress of a medical event is bad enough. But unexpected out-of-pocket expenses associated with a serious illness or accident compound the stress. And coping with everyday living expenses like mortgage or car payments, or other household costs makes things that much worse, especially if a patient or caregiver misses work. That's where we come in. Aflac's affordable products provide cash benefits directly to policyholders so they can spend more time on recovery and less time worrying about paying bills.

Aflac's mission is to combine innovative, strategic marketing with quality products and services at competitive prices to provide the best insurance value for consumers.

Aflac's value-driven product portfolio is the culmination of more than five decades of experience developing products that provide the best coverage possible and the best possible value for our customers. And we are continually making enhancements to our product line to ensure they are always relevant in an ever-changing health care environment. We have tens of thousands of sales associates and employees dedicated to helping policyholders resume life where they left off. Aflac's insurance products provide protection to more than 40 million people worldwide. We've again maintained the distinction of being the number one provider of guaranteed-renewable insurance in the United States and the number one insurance company in terms of individual policies in force in Japan.

As of February 27, 2009, Aflac was rated AA- by Standard & Poor's, AA by Fitch Ratings and Aa2 (Excellent) by Moody's for financial strength. A.M. Best rates Aflac as A+ (Superior) for financial strength and operating performance. Among many accolades, Aflac has been recognized by *Ethisphere* magazine as one of the World's Most Ethical Companies for two consecutive years and was also named by the Reputation Institute as the Most Respected Company in the global insurance industry in 2008. In 2009 *Fortune* magazine recognized Aflac as one of the 100 Best Companies to Work For in America for the eleventh consecutive year. *Fortune* magazine also ranked Aflac No. 1 on its global list of the Most Admired Companies in the Life and Health Insurance category. Aflac appears on *Hispanic Enterprise* magazine's list of the 50 Best Companies for Supplier Diversity and on *Black Enterprise* magazine's list of the 40 Best Companies for Diversity. Aflac was also named by *Forbes* magazine as America's Best-Managed Company in the insurance category. Aflac Incorporated is a Fortune 500 company listed on the New York Stock Exchange under the symbol AFL. To find out more about Aflac, visit aflac.com.

Table of Contents

Aflac®
Incorporated

March 25, 2009

Dear Fellow Aflac Shareholder:

At Aflac, enhancing the value of your investment remains our first priority and influences every decision we make. Just as we are driven to be good stewards of your investment in Aflac, we also strive to respect the resources we use, both environmentally and financially.

I am pleased to share that we have identified a way not only to reduce the paper resources we use, but also to lower our expenses while remaining true to our commitment of being responsive to you, our valued shareholders. Our proxy materials, including the Proxy Statement, Proxy Voting Form, and Aflac Incorporated 2008 Annual Report to Shareholders, will still be presented to you in a format that is familiar to you, however, many shareholders will now simply be accessing the materials online rather than receiving a paper copy. We strive to make these electronic documents informative, convenient and easy to access.

I hope you will be able to attend the Aflac Incorporated Annual Meeting of Shareholders on Monday, May 4, 2009. If you are unable to attend, I hope you'll provide your input about the important proposals that impact our business by casting your vote as described within the proxy materials.

As fellow shareholders, each one of us at Aflac thanks you for putting your faith, confidence and resources in our company.

Sincerely,

Daniel P. Amos

Daniel P. Amos

Aflac.
Incorporated

AFLAC INCORPORATED
WORLDWIDE HEADQUARTERS
1932 WYNNTON ROAD
COLUMBUS, GA 31999

(ONLY IF YOU AGREE WITH YOUR VOTING RIGHTS CAN YOU VOTE BY PHONE)

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date, or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date, only if you agree with the voting rights on your proxy. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

AFLAC1 — KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. — DETACH AND RETURN THIS PORTION ONLY

AFLAC INCORPORATED

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES IN PROPOSAL 1 AND "FOR" PROPOSALS 2 AND 3

The following proposals are being submitted to the Shareholders:

1. Election of 17 Directors of the Company.

Nominees:

		For	Against	Abstain
1a	Daniel P. Amos	☐	☐	☐
1b	John Shelby Amos II	☐	☐	☐
1c	Paul S. Amos II	☐	☐	☐
1d	Yoshiro Aoki	☐	☐	☐
1e	Michael H. Armacost	☐	☐	☐
1f	Kriss Cloninger III	☐	☐	☐
1g	Joe Frank Harris	☐	☐	☐
1h	Elizabeth J. Hudson	☐	☐	☐
1i	Kenneth S. Janke Sr.	☐	☐	☐
1j	Douglas W. Johnson	☐	☐	☐
1k	Robert B. Johnson	☐	☐	☐
1l	Charles B. Knapp	☐	☐	☐
1m	E. Stephen Purdom	☐	☐	☐
1n	Barbara K. Rimer, Dr. PH	☐	☐	☐
1o	Marvin R. Schuster	☐	☐	☐
1p	David Gary Thompson	☐	☐	☐
1q	Robert L. Wright	☐	☐	☐

		For	Against	Abstain
2.	To consider and approve the following advisory (non-binding) proposal: "Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation in this Proxy Statement."	☐	☐	☐
3.	Ratification of appointment of KPMG LLP as independent registered public accounting firm of the Company for the year ending December 31, 2009.	☐	☐	☐

Sign here as name(s) appear(s) on account. If acting as Attorney, Executor, Trustee or in other representative capacity, please sign name and title.

Signature [PLEASE SIGN WITHIN BOX]   Date   Signature (Joint Owners)   Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

AFLAC2

AFLAC INCORPORATED
Worldwide Headquarters
1932 Wynnton Road, Columbus, Georgia 31999

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Daniel P. Amos, Kriss Cloninger III, and E. Stephen Purdom, as Proxies or any one of them, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side, all the shares of Common Stock of Aflac Incorporated held of record by the undersigned on February 24, 2009, at the Annual Meeting of the Shareholders to be held on Monday, May 4, 2009, at 10:00 a.m., or any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS OF THE UNDERSIGNED SHAREHOLDER. IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, THIS PROXY WILL BE VOTED "FOR" ALL DIRECTOR NOMINEES IN PROPOSAL 1 AND "FOR" PROPOSALS 2 AND 3, AND ACCORDING TO THE DISCRETION OF THE PROXY HOLDERS ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY POSTPONEMENT OR ADJOURNMENT THEREOF.

DESCRIPTION OF VOTING RIGHTS

In accordance with the Company's Articles of Incorporation, shares of the Company's Common Stock, par value $.10 per share (the "Common Stock") are entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of greater than 48 months prior to the record date of the meeting, at which time they become entitled to 10 votes per share. Where a share is transferred to a transferee by gift, devise, or bequest, or otherwise through the laws of inheritance, descent, or distribution from the estate of the transferor, or by distribution to a beneficiary of shares held in trust for such beneficiary, the transferee is deemed to be the same beneficial owner as the transferor for purposes of determining the number of votes per share. Shares acquired as a direct result of a stock split, stock dividend, or other distribution with respect to existing shares ("dividend shares") are deemed to have been acquired and held continuously from the date on which the shares with regard to which the issued dividend shares were acquired. Shares of Common Stock acquired pursuant to the exercise of a stock option are deemed to have been acquired on the date the option was granted.

Shares of Common Stock held in "street" or "nominee" name are presumed to have been held for less than 48 months and are entitled to one vote per share unless this presumption is rebutted by providing evidence to the contrary to the Board of Directors of the Company. **Shareholders desiring to rebut this presumption should complete and execute the affidavit. The Board of Directors reserves the right to require evidence to support the affidavit.**

Only if you do not agree with the voting rights shown on the front of this Proxy should you complete the following:

Affidavit
Under the penalties of perjury, I do solemnly swear that I am entitled to the number of votes set forth below because

I agree to provide evidence to support this statement at the request of the Company.	________ Shares @	1 Vote/Share	=	________	Votes
Sign here X ________	________ Shares @	10 Votes/Share	=	________	Votes
X ________	Date ________, 2009	Total	=	________	Votes

NOTICE AND PROXY STATEMENT

AFLAC INCORPORATED

Worldwide Headquarters
1932 Wynnton Road
Columbus, GA 31999

NOTICE OF 2009 ANNUAL MEETING OF SHAREHOLDERS
Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 4, 2009

The Annual Meeting of Shareholders of Aflac Incorporated (the "Company") will be held on Monday, May 4, 2009, at 10:00 a.m. at the Columbus Museum (in the Patrick Theatre), 1251 Wynnton Road, Columbus, Georgia, for the following purposes, all of which are described in the accompanying Proxy Statement:

1. To elect 17 Directors of the Company to serve until the next Annual Meeting and until their successors are duly elected and qualified;

2. To consider and approve the following advisory (non-binding) proposal:

   "Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation in this Proxy Statement."

3. To consider and act upon the ratification of the appointment of KPMG LLP as independent registered public accounting firm of the Company for the year ending December 31, 2009.

The accompanying proxy is solicited by the Board of Directors of the Company. The Proxy Statement and the Company's Annual Report for the year ended December 31, 2008, are enclosed.

The record date for the determination of shareholders entitled to vote at the meeting is February 24, 2009, and only shareholders of record at the close of business on that date will be entitled to vote at this meeting and any adjournment thereof.

YOUR VOTE IS IMPORTANT! WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE VOTE AS PROMPTLY AS POSSIBLE SO THAT WE MAY BE ASSURED OF A QUORUM TO TRANSACT BUSINESS. YOU MAY VOTE BY USING THE INTERNET, TELEPHONE, OR BY SIGNING, DATING AND RETURNING THE PROXY MAILED TO THOSE WHO RECEIVE PAPER COPIES OF THIS PROXY STATEMENT. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By order of the Board of Directors,

Joey M. Loudermilk
Secretary

Columbus, Georgia
March 25, 2009

TABLE OF CONTENTS

AFLAC INCORPORATED

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MONDAY, MAY 4, 2009

SOLICITATION AND REVOCATION OF PROXY

This Proxy Statement is furnished to shareholders in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting of Shareholders to be held on Monday, May 4, 2009, and any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders and described in detail herein. The meeting will be held at 10 a.m. at the Columbus Museum (in the Patrick Theatre), 1251 Wynnton Road, Columbus, Georgia.

All properly executed proxies will be voted in accordance with the instructions contained thereon. If no choice is specified, the proxies will be voted FOR the election of all Director nominees named elsewhere in this Proxy Statement, and FOR approval of each other proposal set forth in the Notice of Meeting, and according to the discretion of the proxy holders on any other matters that may properly come before the meeting or any postponement or adjournment thereof. Shareholders of record may also submit their proxies via the Internet or by telephone in accordance with the procedures set forth in the enclosed proxy. Any proxy may be revoked by the shareholder at any time before it is exercised by giving written notice to that effect to the Secretary of the Company or by submission of a later-dated proxy or subsequent Internet or telephonic proxy. Shareholders who attend the meeting may revoke any proxy previously granted and vote in person.

This Proxy Statement and the accompanying proxy are being delivered to shareholders on or about March 25, 2009.

Solicitation of Proxies

The Company will pay the cost of soliciting proxies. The Company will make arrangements with brokerage firms, custodians, and other fiduciaries to send proxy materials to their principals by mail and by electronic transmission, and the Company will reimburse these entities for mailing and related expenses incurred. In addition to solicitation by mail and electronic transmission, certain officers and other employees of the Company may solicit proxies by telephone and by personal contacts. However, they will not receive additional compensation (outside of their regular compensation) for doing so. In addition, the Company has retained Georgeson Inc. to assist in the solicitation of proxies for a fee of $9,000, plus reimbursement of reasonable out-of-pocket expenses.

Proxy Materials and Annual Report

This year, as permitted by the U.S. Securities and Exchange Commission ("SEC") rules, we are pleased to provide proxy materials to our shareholders via the Internet. Accordingly, we have mailed to most of our shareholders a notice about the Internet availability of this Proxy Statement and our 2008 Annual Report instead of a paper copy of those documents. The notice contains instructions on how to access those documents over the Internet, how to vote online at www.proxyvote.com and how to request and receive a paper copy of our proxy materials, including this Proxy Statement and our 2008 Annual Report. Shareholders who select the online access option to the Proxy Statement, Annual Report, and other account mailings through **af***linc*®, Aflac's secure online account management system, will receive electronic notice of availability of these proxy materials. All shareholders who do not receive a notice and did not already elect online access will receive a paper copy of the proxy materials by mail. We believe that this new process will conserve natural resources and reduce the costs of printing and distributing our proxy materials.

Multiple Shareholders Sharing the Same Address

In accordance with a notice sent to eligible shareholders who share a single address, the Company is sending only one Annual Report and one Proxy Statement to shareholders who consented. This is known as "householding." However, if a registered shareholder residing at such an address wishes to receive a separate Annual Report or Proxy Statement, he or she may contact Aflac Incorporated Shareholder Services by phone at **800.235.2667 — Option 2**, by e-mail at **shareholder@aflac.com**, or by mail at the following address: Shareholder Services, 1932 Wynnton Road, Columbus, Georgia 31999. Registered shareholders who receive multiple copies of the Company's Annual Report or Proxy Statement may request householding by contacting Shareholder Services using the preceding options. Shareholders who own the Company's shares through a bank, broker, or other holder of record may request householding by contacting the holder of record.

Description of Voting Rights

In accordance with the Company's Articles of Incorporation, shares of the Company's Common Stock, par value S.10 per share (the "Common Stock") are entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of greater than 48 months prior to the record date of the meeting, at which time they become entitled to 10 votes per share. Where a share is transferred to a transferee by gift, devise, or bequest, or otherwise through the laws of inheritance, descent, or distribution from the estate of the transferor, or by distribution to a beneficiary of shares held in trust for such beneficiary, the transferee is deemed to be the same beneficial owner as the transferor for purposes of determining the number of votes per share. Shares acquired as a direct result of a stock split, stock dividend, or other distribution with respect to existing shares ("dividend shares") are deemed to have been acquired and held continuously from the date on which the shares with regard to which the issued dividend shares were acquired. Shares of Common Stock acquired pursuant to the exercise of a stock option are deemed to have been acquired on the date the option was granted.

Shares of Common Stock held in "street" or "nominee" name are presumed to have been held for less than 48 months and are entitled to one vote per share unless this presumption is rebutted by providing evidence to the contrary to the Board of Directors of the Company. Shareholders desiring to rebut this presumption should complete and execute the affidavit appearing on the reverse side of their proxy. The Board of Directors reserves the right to require evidence to support the affidavit.

Voting Securities

Holders of record of Common Stock at the close of business on February 24, 2009, will be entitled to vote at the meeting. At that date, the number of outstanding shares of Common Stock entitled to vote was 467,424,114. According to the Company's records, this represents the following voting rights:

419,386,607	Shares	@	1 Vote Per Share	=	419,386,607	Votes
48,037,507	Shares	@	10 Votes Per Share	=	480,375,070	Votes
467,424,114	Shares		Total		899,761,677	Votes

Shareholders shown above with one vote per share can rebut the presumption that they are entitled to only one vote as outlined in "Description of Voting Rights" above. If all of the outstanding shares were entitled to 10 votes per share, the total votes available would be 4,674,241,140. However, for the purposes of this Proxy Statement, it is assumed that the total votes available to be cast at the meeting will be 899,761,677.

The holders of a majority of the voting rights entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of such business that comes before the meeting. Abstentions are counted as "shares present" at the meeting for purposes of determining whether a quorum exists. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Broker non-votes are also counted as "shares present" at the meeting for purposes of determining whether a quorum exists.

Pursuant to the Company's Bylaws, in an uncontested election, a director shall be elected if the votes cast for such nominee's election exceed the votes cast against such nominee's election, provided a quorum is present. An abstention or broker non-vote, if any, with respect to the election of one or more nominees will not be counted as a vote cast and will have no effect on the election of such nominee or nominees. Pursuant to the Company's Bylaws, approval of all other matters to be considered at the meeting requires the affirmative vote of holders of a majority of the voting rights present in person or represented by proxy at the meeting. Broker non-votes, if any, and abstentions will have the effect of votes against other proposals at the meeting.

If a nominee who is already serving as a director is not re-elected at the annual meeting in an uncontested election, under Georgia law the director would continue to serve on our Board of Directors as a "holdover director." However, under our Director Resignation Policy, as amended by the Board on February 10, 2009, any holdover director who stood for election but the votes cast for such director did not exceed the votes cast against such director, must offer to tender his or her resignation to our Chairman of the Board. The Corporate Governance Committee will consider such resignation and recommend to the Board whether to accept or reject it. In considering whether to accept or reject the tendered resignation, the Corporate Governance Committee will consider all factors deemed relevant by its members, including the stated reasons why shareholders voted against such director, the qualifications of the director and whether the resignation would be in the best interests of the Company and its shareholders. The Board will formally act on the Corporate Governance Committee's recommendation no later than 90 days following the date of the shareholders' meeting at which the election occurred. The Company will, within four business days after such decision is made, publicly disclose in a Form 8-K filed with the SEC, the Board's decision, together with a full explanation of the process by which the decision was made and, if applicable, the reasons for rejecting the tendered resignation. If a nominee who was not already serving as a director is not elected at the annual meeting, that nominee would not become a director and would not serve on our Board of Directors as a holdover director.

In a contested election at an annual meeting of shareholders (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors would be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

Principal Shareholders

No person, as of February 24, 2009, was the owner of record or, to the knowledge of the Company, beneficially owned 5% or more of the outstanding shares of Common Stock or of the available votes of the Company other than as shown below:

Name and Address of Beneficial Owner	Title of Class Common Stock	Amount of Beneficial Ownership Shares	Votes	Percent of Class	Percent of Available Votes
Daniel P. Amos*	10 Votes Per Share	8,742,327	87,423,270	2.1	9.5
1932 Wynnton Road	1 Vote Per Share	1,380,507	1,380,507		
Columbus, GA 31999		10,122,834	88,803,777		

(*) See footnote 2 on page 6

1. ELECTION OF DIRECTORS

The Company proposes that the following 17 individuals be elected to the Board of Directors of the Company. The persons named in the following table have been nominated by the Corporate Governance Committee of the Board of Directors for election as Directors and, if elected, are willing to serve as such until the next Annual Meeting of Shareholders and until their successors have been elected and qualified. It is intended that the persons named in the accompanying proxy, or their substitutes, will vote for the election of these nominees (unless specifically instructed to the contrary). However, if any nominee at the time of the election is unable or unwilling to serve or is otherwise unavailable for election, and as a result another nominee is designated, the persons named in the proxy, or their substitutes, will have discretionary authority to vote or refrain from voting in accordance with their judgment on such other nominees. The Board of Directors has no reason to believe that any of the persons nominated for election as Director will be unable or unwilling to serve.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE FOLLOWING NOMINEES AS DIRECTORS.

The following information is provided with respect to the nominee:

Name	Principal Occupation (1)	Age	Year First Elected	Shares of Common Stock Beneficially Owned on February 24, 2009 (2)	Percent of Outstanding Shares	Voting Rights on February 24, 2009	Percent of Available Votes
Daniel P. Amos	Chairman, the Company and Aflac,** Chief Executive Officer ("CEO"), the Company and Aflac; President, Aflac, until January 2007; Director, Synovus Financial Corp., Columbus, GA	57	1983	10,122,834	2.1	88,803,777	9.5
John Shelby Amos II	Alabama/West Florida State Sales Coordinator, Aflac	56	1983	1,027,448	.2	10,215,890	1.1
Paul S. Amos II	President, Aflac, since January 2007; Chief Operating Officer ("COO"), U.S. Operations, Aflac, since February 2006; Executive Vice President, U.S. Operations, Aflac, from January 2005 until January 2007; State Sales Coordinator-Georgia North, Aflac, from November 2002 through December 2004	33	2007	3,534,342	.7	34,692,099	3.7
Yoshiro Aoki	President, Seiwa Sogo Tatemono Co., Ltd., Tokyo, Japan, since June 2005; Corporate Auditor, Chuo Real Estate Co., Ltd., and Yushu Corp., Tokyo, Japan, since June 2006; Deputy President, Mizuho Research Institute Ltd., Tokyo, Japan, from April 2004 until June 2005; Senior Managing Director, Mizuho Bank, Ltd., Tokyo, Japan, until April 2004	63	2007	3,382,126	.7	30,382,126	3.2
Michael H. Armacost	Shorenstein Distinguished Fellow, Stanford University Asia-Pacific Research Center, Stanford, CA; Director, USEC Inc., Bethesda, MD; Former U.S. Ambassador to Japan	71	1994	48,947	*	435,470	*
Kriss Cloninger III	President, the Company; Chief Financial Officer ("CFO"), the Company and Aflac; Treasurer, the Company; Executive Vice President, Aflac; Director, Tupperware Brands Corporation, Orlando, FL; Director, Total System Services, Inc., Columbus, GA	61	2001	1,145,890	.2	6,600,634	.7
Joe Frank Harris	Distinguished Executive Fellow, Georgia State University, Atlanta, GA, until 2009; Chairman of the Board, Harris Georgia Corp., Cartersville, GA; Former Governor of the State of Georgia	73	1991	87,498	*	820,980	.1
Elizabeth J. Hudson	Executive Vice President, Communications, National Geographic Society, Washington, D.C.	59	1990	104,743	*	993,430	.1

Name	Principal Occupation (1)	Age	Year First Elected	Shares of Common Stock Beneficially Owned on February 24, 2009 (2)	Percent of Outstanding Shares	Voting Rights on February 24, 2009	Percent of Available Votes
Kenneth S. Janke Sr.	Chairman Emeritus, National Association of Investors Corp. ("NAIC"), Madison Heights, MI, since October 2006; Chairman, NAIC, until October 2006; Retired, Chairman, President and Director, NAIC Growth Fund, Madison Heights, MI, until April 2007	74	1989	131,136	*	1,240,489	.1
Douglas W. Johnson	Retired, Audit Partner, Ernst & Young, Atlanta, GA, until June 2003	65	2004	26,329	*	206,267	*
Robert B. Johnson	Senior Counselor, Porter Novelli PR, since November 2003; Chairman, One America Foundation, Washington, D.C., until December 2007; Assistant to the President of the United States, Washington, D.C., until February 2001	64	2002	29,676	*	241,141	*
Charles B. Knapp	Director of Educational Development, CF Foundation, Inc., Atlanta, GA, since May 2004; Partner, Heidrick & Struggles, Atlanta, GA, until May 2004; Former President, University of Georgia, Athens, GA	62	1990	65,805	*	604,050	.1
E. Stephen Purdom	Retired, Executive Vice President, Aflac; Retired Medical Director, Columbus Clinic, Columbus, GA; Retired Director, Trust Company Bank, Columbus, GA	61	1987	246,363	.1	2,346,630	.2
Barbara K. Rimer, Dr. PH	Dean, Gillings School of Global Public Health, University of North Carolina, Chapel Hill, NC, since June 2005; Alumni Distinguished Professor, University of North Carolina, Gillings School of Global Public Health, Chapel Hill, NC, since January 2003; Deputy Director, Lineberger Comprehensive Cancer Center, Chapel Hill, NC, from January 2002 until May 2004	60	1995	28,235	*	228,350	*
Marvin R. Schuster	Chairman of the Board, Schuster Enterprises, Inc., Columbus, GA, (owner of 63 Burger King restaurants in the Southeast)	71	2000	80,000	*	656,000	.1
David Gary Thompson	Retired, Chief Executive Officer, Georgia Banking, Wachovia Bank, N.A. and Executive Vice President, Wachovia Corporation, Atlanta, GA, until December 2004; Director, Georgia Power Company (a Southern Company subsidiary)	62	2005	21,500	*	21,500	*
Robert L. Wright	Chairman, FE Holdings Inc., Alexandria, VA, since September 2008; Chairman Emeritus, Dimensions International, Alexandria, VA, until July 2007; Former Chairman, Flight Explorer, Alexandria, VA, from July 2007 until September 2008; Former Associate Administrator, U.S. Small Business Administration	71	1999	55,084	*	361,084	*

(*) Percentage not listed if less than .1%.
(**) American Family Life Assurance Company of Columbus ("Aflac") is a wholly owned subsidiary of the Company.

(1) Unless specifically noted, the respective Director has held the position for at least five years.

(2) Includes options to purchase shares, which are exercisable within 60 days for: Daniel P. Amos, 4,514,821; John Shelby Amos II, 20,000; Paul S. Amos II, 65,000; Yoshiro Aoki, 2,500; Michael H. Armacost, 20,000; Kriss Cloninger III, 669,000; Joe Frank Harris, 20,000; Elizabeth J. Hudson, 20,000; Kenneth S. Janke Sr., 10,000; Douglas W. Johnson, 20,000; Robert B. Johnson, 25,000; Charles B. Knapp, 20,000; E. Stephen Purdom, 20,000; Barbara K. Rimer, Dr. PH, 20,000; Marvin R. Schuster, 40,000; David Gary Thompson, 10,500; and Robert L. Wright, 39,000. Also includes shares of restricted stock awarded under the 2004 Long-Term Incentive Plan for: Daniel P. Amos, 179,783; Paul S. Amos II, 40,936; and Kriss Cloninger III, 122,529, for which they have the right to vote, but may not transfer until the shares have vested three years from the date of grant if certain Company performance goals have been met. Also includes shares of restricted stock awarded under the 2004 Long-Term Incentive Plan for: Kenneth S. Janke Sr., 4,529; Robert B. Johnson, 1,765; and Robert L. Wright, 1,058 which they have the right to vote, but may not transfer until the shares have vested four years from the date of grant. Includes 1,240,000; 50,000; 561,454; and 46,936 shares pledged for Daniel P. Amos, John Shelby Amos II, Paul S. Amos II, and Kriss Cloninger III, respectively.

Also includes the following shares:

Daniel P. Amos: 102,095 shares owned by his spouse, which includes options to purchase 80,000 shares that are exercisable within 60 days; 3,271,855 shares owned by partnerships of which he is a partner; 654,488 shares owned by trusts with him as trustee; 824,688 shares owned by the Daniel P. Amos Family Foundation, Inc.; 90,221 shares owned by a trust with his spouse as trustee; 72,962 shares owned by his spouse's children; and 20,082 shares owned by the Paul S. Amos Family Foundation, Inc.

John Shelby Amos II: 280,128 shares owned by his children with Mr. Amos as trustee; and 14,422 shares owned by a corporation of which he is a controlling shareholder.

Paul S. Amos II: 6,997 shares owned by his spouse; 16,766 shares owned by his children; 165,753 shares owned by a trust with his spouse as trustee; 528,648 shares owned by trusts; 15,000 shares owned by a partnership of which he is a partner; 27,300 shares owned by the Paul & Courtney Amos Foundation; 23,000 shares owned by the Dan Amos Dynasty Trust; 1,719,560 shares owned by The Amos Family Limited Partnership; 824,688 shares owned by the Daniel P. Amos Family Foundation, Inc.; and 20,082 shares owned by the Paul S. Amos Family Foundation, Inc.

Yoshiro Aoki: 3,379,626 shares owned by The Mizuho Trust & Banking Co., Ltd. Mr. Aoki shares the power to vote these shares.

Kriss Cloninger III: 27,021 shares owned by his spouse; 47 shares owned by his spouse's children; 65,420 shares owned by partnerships of which Mr. Cloninger is a partner; and 82,243 shares owned by a trust with Mr. Cloninger as trustee.

Kenneth S. Janke Sr.: 73,865 shares owned by a trust with Mr. Janke as trustee; 34,554 shares owned by a trust with his spouse as trustee; 5,000 shares owned by a partnership of which Mr. Janke is a partner; and 1,622 shares owned by an investment club of which Mr. Janke is a member.

Charles B. Knapp: 21,000 shares owned by his spouse.

Daniel P. Amos and John Shelby Amos II are cousins. Daniel P. Amos is the father of Paul S. Amos II. Kenneth S. Janke Sr. is the father of Kenneth S. Janke Jr., an executive officer of the Company. No other family relationships exist among any other executive officers or Directors.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth, as of February 24, 2009, the number of shares and percentage of outstanding shares of Common Stock beneficially owned by: (i) our Named Executive Officers, comprising our CEO, CFO, COO of Aflac U.S., and two other most highly compensated executive officers as listed in the 2008 Summary Compensation Table (collectively, the "NEOs") whose information was not provided under the heading "Election of Directors," and (ii) all Directors and executive officers as a group.

Common Stock Beneficially Owned and Approximate Percentage of Class
as of February 24, 2009

Name and Principal Occupation for five years	Shares (1)	Percent of Shares	Votes	Percent of Votes
Tohru Tonoike President and Chief Operating Officer, Aflac Japan, since July 2007; Deputy President, Aflac Japan, from February 2007 until July 2007; President, Dai-Ichi Kangyo Asset Management Co., Ltd., from April 2005 until January 2006; Managing Executive Officer, Mizuho Corporate Bank, Ltd., from April 2004, until April 2005; Executive Officer, Mizuho Corporate Bank, Ltd., from April 2003 until April 2004	53,327	*	53,327	*
Joey M. Loudermilk Executive Vice President, General Counsel, and Corporate Secretary, the Company	592,300	.1	4,919,750	.5
All Director nominees and executive officers as a group (32 persons)	21,968,501	4.6	191,283,414	19.3

(1) Includes options to purchase shares that are exercisable within 60 days for: Joey M. Loudermilk, 316,146; and all Directors and executive officers as a group, 6,512,802. Also includes shares of restricted stock awarded under the 2004 Long-Term Incentive Plan for: Tohru Tonoike, 53,327; Joey M. Loudermilk, 28,884; and all Directors and executive officers as a group, 598,753, which they have the right to vote, but they may not transfer until the shares have vested three years from the date of grant if certain Company performance goals have been met. Includes 2,033,378 shares pledged for all Directors and executive officers as a group.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), executive officers, Directors, and holders of more than 10% of the Common Stock are required to file reports of their trading in Company equity securities with the SEC.

Based solely on its review of the copies of such reports received by the Company, or written representations from certain reporting persons, the Company believes that during the last fiscal year, all Section 16 filing requirements applicable to its reporting persons were complied with, except for: executive officers Susan R. Blanck who failed to timely file a Form 4 when shares were distributed from her Executive Deferred Compensation Plan; and W. Jeremy Jeffery, who failed to timely file two Form 4s when he purchased shares.

CORPORATE GOVERNANCE

Director Independence

The Board of Directors annually assesses the independence of each Director nominee. The Board has determined that with respect to Michael H. Armacost, Elizabeth J. Hudson, Douglas W. Johnson, Robert B. Johnson, Charles B. Knapp, Barbara K. Rimer, Dr. PH, Marvin R. Schuster, David Gary Thompson, and Robert L. Wright, (i) none of such individuals is precluded from being an independent director under the New York Stock Exchange ("NYSE") listing standards and (ii) none of such individuals has a material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company), and that accordingly, each such individual is considered an "independent director" for purposes of the NYSE listing standards. The Board made its determination based on information furnished by all Directors regarding their relationships with the Company and research conducted by management.

Executive Sessions of Non-employee Directors; Presiding Director

The Non-employee Directors meet at least annually in executive session without management present. The Board annually designates the presiding Director for such meetings, which rotates among the chairpersons of the Corporate Governance, Audit, and Compensation Committees. In August 2008, Mr. Marvin R. Schuster, Chairman of the Corporate Governance Committee, presided at the meeting of the Non-employee Directors in executive session and currently serves as the presiding Director.

Communications with Directors

Shareholders and interested parties may contact members of the Board by mail. To communicate with the Board of Directors, any individual Director or any group or committee of Directors (including Non-employee Directors as a group), correspondence should be addressed to the Board of Directors or any such individual Director or group or committee of Directors by either name or title. All such correspondence should be sent to the Corporate Secretary of Aflac Incorporated at the following address: 1932 Wynnton Road, Columbus, Georgia 31999.

All communications received as set forth in the preceding paragraph will be opened by the Corporate Secretary for the sole purpose of determining whether the contents represent a message to the Directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board or any group or committee of Directors, the Secretary's office will make sufficient copies of the contents to send to each Director who is a member of the group or committee to which the envelope is addressed.

In addition, it is Company policy that each of the Directors attend the Annual Meeting. All of the Directors were in attendance at the 2008 Annual Meeting.

Director Nominating Process

The Corporate Governance Committee will consider Director candidates recommended by shareholders. In considering candidates submitted by shareholders, the Corporate Governance Committee will take into consideration the needs of the Board and the qualifications of the candidate. The Corporate Governance Committee may also take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held. To have a candidate considered by the Corporate Governance Committee, a shareholder must submit the recommendation in writing and must include: (i) the name of the shareholder and evidence of the person's ownership of Common Stock, including the number of shares owned and the length of time of ownership; and (ii) the name of the candidate, the candidate's resume or a listing of his or her qualifications to be a Director of the Company and the person's consent to be named as a Director if selected by the Corporate Governance Committee and nominated by the Board. No person 20 years of age or younger or 75 years of age or older shall be eligible for election or appointment as a member of the Board of Directors.

The shareholder recommendation and information described above must be sent to the Corporate Secretary at Aflac Incorporated, 1932 Wynnton Road, Columbus, Georgia 31999, and must be received by the Corporate Secretary not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice by the shareholder, to be timely, must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever occurs first.

The Corporate Governance Committee believes that the minimum qualifications for serving as a Director of the Company are that a nominee demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board's oversight of the business and affairs of the Company and have an impeccable record and reputation for honest and ethical conduct in both his or her professional and personal activities. In addition, the Corporate Governance Committee examines a candidate's specific experiences and skills, time availability in light of other commitments, potential conflicts of interest and independence from management and the Company. The Corporate Governance Committee also seeks to have the Board represent a diversity of backgrounds and experience.

The Corporate Governance Committee identifies potential nominees by asking current Directors and executive officers to notify the Corporate Governance Committee if they become aware of persons that meet the criteria described above and who have had a change in circumstances that might make them available to serve on the Board (for example if an individual retired as chief executive officer or chief financial officer of a public company or exited government or military service). The Corporate Governance Committee may also, from time to time, engage firms that specialize in identifying Director candidates. As described above, the Corporate Governance Committee will also consider candidates recommended by shareholders.

Once the Corporate Governance Committee identifies a person as a potential candidate, the Corporate Governance Committee may collect and review publicly available information regarding the potential candidate to assess whether that person should receive further consideration. If the Corporate Governance Committee determines that the candidate warrants further consideration, the Chairman or another member of the Corporate Governance Committee will contact the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Corporate Governance Committee requests information from the candidate, reviews the person's accomplishments and qualifications, including in light of any other candidates that the Corporate Governance Committee might be considering, and conducts one or more interviews with the candidate. In certain instances, Corporate Governance Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater firsthand knowledge of the candidate's accomplishments. The Corporate

Governance Committee's evaluation process does not vary based on whether or not a candidate is recommended by a shareholder, although, as stated above, the Board may take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held.

Code of Business Conduct and Ethics

The Company has a Code of Business Conduct and Ethics, which is applicable to all Directors and employees, including executive officers, of the Company and its subsidiaries. The Code of Business Conduct and Ethics includes a Code of Ethics for Chief Executive and Senior Financial Officers that sets forth standards applicable to all officers, directors, and employees but has provisions specifically applicable to the Chief Executive Officer, Chief Financial Officer, and the Chief Accounting Officer. The Company intends to satisfy any disclosure requirements regarding amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics by posting such information on the Aflac Web site at www.aflac.com, under "Investors" then "Corporate Governance."

BOARD AND COMMITTEES

During 2008, the Board of Directors met seven times, and all Directors attended at least 75% of the meetings of the Board and of the Board Committees on which they served.

The Audit Committee Charter, the Compensation Committee Charter, and the Corporate Governance Committee Charter, as well as the Company's Corporate Governance Guidelines and the Code of Business Conduct and Ethics, can all be found at the Company's Web site — www.aflac.com — under "Investors" then "Corporate Governance." These documents are also available in print to shareholders upon request. Shareholders may submit their request to Aflac Incorporated, Corporate Secretary, 1932 Wynnton Road, Columbus, Georgia 31999.

The Audit Committee

The Audit Committee, which met 17 times during 2008, has the following primary duties and responsibilities: (i) to oversee that management has maintained the reliability and integrity of the financial reporting process and systems of internal controls of the Company and its subsidiaries regarding finance, accounting, and legal matters; (ii) to issue annually the Audit Committee Report set forth on page 43; (iii) to monitor the independence and performance of the Company's independent registered public accounting firm and the performance of the Company's internal auditing department; (iv) to assist Board oversight of the Company's compliance with legal and regulatory requirements; (v) to provide an open avenue of communication among the independent registered public accounting firm, management, the internal auditing department, and the Board; and (vi) to review and monitor the adequacy of enterprise risk management activities of the Company. The Audit Committee also pre-approves audit and non-audit services provided by the Company's independent registered public accounting firm and pre-approves all related person transactions that are required to be disclosed in the Company's annual proxy statement. In addition, it is the responsibility of the Audit Committee to select, oversee, evaluate, determine funding for, and, where appropriate, replace or terminate the independent registered public accounting firm. At least annually, the Audit Committee reviews the services performed and the fees charged by the independent registered public accounting firm.

The independent registered public accounting firm has direct access to the Audit Committee and may discuss any matters that arise in connection with their audits, the maintenance of internal controls, and any other matters relating to the Company's financial affairs. The Audit Committee may authorize the independent registered public accounting firm to investigate any matters that the Audit Committee deems appropriate and may present its recommendations and conclusions to the Board.

The Audit Committee of the Board of Directors is composed of Robert L. Wright (Chairman), Douglas W. Johnson (financial expert), Charles B. Knapp, and Marvin R. Schuster, each of whom qualifies as an independent Director under the NYSE listing standards.

The Corporate Governance Committee

The Company has a Corporate Governance Committee, the functions of which include: (i) selecting individuals qualified to serve as Directors of the Company to be nominated to stand for election to the Board of Directors; (ii) recommending to the Board, Directors to serve on committees of the Board; (iii) advising the Board with respect to matters of Board composition and procedures; (iv) developing and recommending to the Board a set of corporate governance principles applicable to the Company; and (v) overseeing the evaluation of the Board and the Company's management. The Corporate Governance Committee operates under a written charter adopted by the Board of Directors.

The Corporate Governance Committee of the Board of Directors is composed of Marvin R. Schuster (Chairman), Barbara K. Rimer, Dr. PH, and David Gary Thompson, each of whom qualifies as an independent Director under the NYSE listing standards. The Corporate Governance Committee met three times during 2008.

The Compensation Committee

The responsibilities of the Compensation Committee include the following: (i) to review, at least annually, the goals and objectives of the Company's executive compensation plans; (ii) to annually evaluate the performance of the CEO with respect to such goals and objectives; (iii) to determine the CEO's compensation level based on this evaluation; and (iv) to annually evaluate the performance of the employee Directors of the Company in light of such goals and objectives, and set their compensation levels based on this evaluation. The Compensation Committee approves all aspects of compensation for executive officers who are members of the Board. For all other officers who are subject to Section 16 reporting requirements, including all executive officers, the Compensation Committee reviews and approves compensation levels, equity-linked incentive compensation, and also annual incentive awards, sometimes referred to as non-equity incentives, under the Company's Management Incentive Plan ("MIP").

With respect to Non-employee Director compensation, the Compensation Committee recommended to the Board a policy regarding Non-employee Director compensation and has recommended to the Board Non-employee Director compensation consistent with such policy. The Board makes final determinations regarding Non-employee Director compensation.

The Compensation Committee may form subcommittees and delegate such power and authority as the Compensation Committee deems appropriate. However, no subcommittee may have fewer than two members and the Compensation Committee may not delegate to a subcommittee any power or authority required by any law, regulation or listing standard to be exercised by the Compensation Committee as a whole.

The Compensation Committee retains a nationally recognized compensation consultant, Mercer Human Resource Consulting (the "Consultant"), to assist and advise the Compensation Committee in its deliberations regarding executive compensation. The Consultant works with the Compensation Committee in the review of executive compensation practices, including the competitiveness of pay levels, design issues, market trends, and other technical considerations.

The Consultant typically provides assistance in the following areas:

- Provides comparative company performance to determine CEO pay;
- Provides an evaluation of the competitiveness of the Company's executive compensation and benefit programs;
- Reviews plan design issues and recommends potential improvement opportunities;
- Apprises the Compensation Committee of trends and developments in the marketplace;
- Provides assistance in assessing the relationship between executive pay and performance;
- Provides assistance with assessing proposed performance goals and ranges for incentive plans; and
- Provides comparative company data to determine NEO compensation.

Additional information regarding the Company's processes and procedures for the consideration and determination of executive compensation can be found in "Compensation Discussion and Analysis" ("CD&A") below.

The current members of the Compensation Committee are Robert B. Johnson (Chairman), David Gary Thompson, and Robert L. Wright. All members of the Compensation Committee are "outside" Directors as defined by Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "IRC"), "Non-employee Directors" within the meaning of Rule 16b-3 under the Exchange Act, and independent Directors under the NYSE listing standards. The Compensation Committee operates under a written charter adopted by the Board of Directors. The Compensation Committee met six times in 2008.

Compensation Committee Interlocks and Insider Participation

During 2008, the members of the Company's Compensation Committee were Robert B. Johnson (Chairman), David Gary Thompson, and Robert L. Wright. None of such persons is a current or former employee or officer of the Company or any of its subsidiaries. No member of the Compensation Committee serving during 2008 had any relationship requiring disclosure under the section titled "Related Persons Transactions" in this Proxy Statement. During 2008, no member of the Compensation Committee was an executive officer of another entity on whose compensation committee or board of directors any executive officer of the Company served.

COMPENSATION DISCUSSION AND ANALYSIS

I. Introduction

The Company's compensation philosophy is to provide pay for performance that is directly linked to the Company's results. We believe this is the most effective method for creating shareholder value, and that it has played a significant role in making the Company an industry leader. The performance-based elements of our compensation programs apply to all levels of Company management, including our executive officers. In fact, pay for performance components permeate every employee level at the Company. The result is that we are able to attract, retain, motivate and reward talented individuals who have the necessary skills to manage our growing global business on a day-to-day basis, as well as for the future.

The Company has a history and a well-earned reputation with its shareholders as a very transparent organization. That commitment to transparency on all levels was certainly a driving force in our decision last year to allow shareholders a "say-on-pay" advisory vote. As a Company, we pride ourselves on incorporating ethics and transparency into everything we do, including compensation disclosure. With that in mind, we are pleased to provide the following CD&A.

II. Executive Summary

This CD&A pertains to our executive officers and in particular the following executive officers, whose 2008 compensation is set out in the Summary Compensation Table below (our "named executive officers" or "NEOs").

Daniel P. Amos	Chairman and CEO
Kriss Cloninger III	President, CFO, and Treasurer
Paul S. Amos II	President, Aflac and COO, Aflac U.S.
Tohru Tonoike	President, COO, Aflac Japan
Joey M. Loudermilk	Executive Vice President, General Counsel, and Corporate Secretary

As described further below, and in keeping with our pay for performance philosophy, the Company's CEO voluntarily elected to forgo certain compensation otherwise provided for under his employment agreement or earned under the Company's non-equity incentive plan for the year ended December 31, 2008.

In November 2008, Mr. Daniel P. Amos announced he had decided to voluntarily forgo the "golden parachute" components in his employment agreement. Under his original employment agreement, Mr. Amos would have been entitled to receive three years of salary and bonus in the event of a change in control or certain other termination events. Mr. Amos executed an amendment to his agreement in December 2008 removing these provisions, which would have resulted in potential cash payments of approximately $13 million upon the occurrence of a triggering event at that time. The elimination of these potential payments has been reflected in the 2008 Potential Payments Upon Termination or Change in Control table below.

Additionally, Mr. Amos elected to forgo his 2008 non-equity incentive of approximately $2.8 million that he earned based on achievement of operating performance measures. In addition, Mr. Cloninger voluntarily reduced his non-equity incentive for 2008 by 35% or approximately $477,000.

As a leader in our industry segment, we recognize that a sound management compensation program is a part of what makes a company an employer of choice. Our compensation philosophy is to provide pay that is directly linked to the Company's performance results. By doing so, we are able to provide the following: reasonable salaries that reflect each executive's responsibility level, qualifications and contribution over time; benefits that adequately meet the needs of our employees and their families at a reasonable shared cost; meaningful, performance-based annual non-equity incentives, and long-term equity incentives that reflect the creation of shareholder value.

Of these four pay elements, we consider the annual and longer-term incentive forms of compensation to be the most important because they enable us to attract, retain, motivate and reward talented individuals who have the necessary skills to manage our growing global enterprise on a day-to-day basis as well as for the future.

The value of annual non-equity incentives is directly linked to specific financial goals such as operating earnings per diluted share, increases in pretax operating earnings, total new annualized premium sales, premium income, and expenses established and approved by the Compensation Committee (for purposes of this CD&A, the "Committee") at the beginning of each fiscal year. The actual goals are fully described below under the section Management Incentive Plan. The goals are developed using a corporate financial model. The ranges are set to allow for the achievement of our overall corporate objectives and each goal has a realistically obtainable maximum payout to discourage excessive risk taking. As noted later in this report, the maximum of the range for the goals is typically achieved only 25% of the time on average.

Longer term equity incentives are provided to executive officers in two forms: stock options whose future value depends upon share price appreciation and performance-based restricted stock ("PBRS") whose vesting is determined by the Company's cumulative compound growth rate in operating earnings per diluted share, excluding foreign currency changes, over a three-year performance period. This vesting target is annually reviewed and established by the Committee for the ensuing three-year performance period.

Lower level officers receive stock options in combination with time-based restricted stock ("TBRS") that vest after three years of continuous service. This combination is felt to link their interests to those of our shareholders as well as to help the Company retain their services. These plans are fully described in Sections V and VI of this CD&A.

To help the Committee execute its responsibilities, the Consultant annually provides the Committee with comparative performance and pay data based upon a sample of 16 major insurance companies (see Section V of this CD&A). The peer group pay data is derived from the component companies' proxy statements and helps the Committee establish the salaries and target incentive award opportunities for the NEOs.

In general, it is the Company's intent to set individual salaries within a plus or minus range of 25% from survey medians for comparable positions and to target incentives at median levels with intended payout variances based upon results above or below our planned financial goals. In this way, the Committee intends to have compensation pay levels mirror performance results. Quite simply, if we are a median performer, our total pay should approximate median levels. If we are a 75th percentile performer, our total pay should approximate the 75th percentile. If we are a 25th percentile performer, our total pay should approximate the 25th percentile.

This philosophy is directly applied by the Committee in determining the CEO's total pay. Each year the Consultant calculates the Company's percentile performance rank for the prior year among the peer group of other major insurance companies based on 10 weighted-performance measures. These measures are all related to one year results for the prior year except for Total Shareholder Return, which is measured over the prior three-year period. The Consultant then determines the total pay value that matches the Company's percentile performance rank. The Committee uses the information from this analysis to adjust the CEO's total pay to that indicated by the Company's percentile performance rank. This adjustment is accomplished through a final true-up stock option grant in August. This methodology is detailed in Section VIII of this CD&A.

In order to directly link the CEO's total pay to the Company's performance results, it is necessary to wait for both the performance and pay information of all peer group companies to be made public. As a result, the Committee finalizes the CEO's total pay based on the prior year's results at their August meeting. Accordingly, there is a lag between the payment and reporting of awards because the CD&A reports on these results in the following year's proxy. For instance, 2007 performance results determined the stock award provided to our CEO in August of 2008. In all but one year in which this approach to the CEO's compensation was used, the Company's performance rank placed it in the upper half, and in the majority of years, the upper quartile among the peer companies. That was the case again for the 2007 performance year, when the Company's performance rank was in the 56th percentile.

III. Oversight of the Executive Compensation Program

The Company's executive compensation program is administered by the Committee with assistance from the CEO and other company officers as appropriate. The Committee also is assisted in the execution of its duties and responsibilities by the Consultant, which reports to the Committee. A description of the assistance typically provided to the Committee by the Consultant is presented on page 10 of this Proxy Statement.

IV. Executive Compensation Philosophy and Core Principles

The following table highlights the primary components and rationale of our compensation philosophy and the pay elements that support such philosophy.

Philosophy Component	Rationale/Commentary	Pay Elements
Compensation should reinforce business objectives and values	One of the Company's guiding principles is to provide an enriching and rewarding workplace for our employees. Key goals are to retain, motivate and reward executives while closely aligning their interests with those of the Company and its shareholders. Our compensation practices help us achieve these goals.	All elements (salary, non-equity incentive awards, equity linked compensation, retirement, and health and welfare benefits)
A majority of compensation for top executives should be based on performance	Performance-based pay aligns the interest of management with the Company's shareholders. Pay for top executives is highly dependent on performance success. Performance-based compensation motivates and rewards individual efforts, unit performance, and Company success. Potential earnings under performance-based plans are structured such that greater compensation can be realized in years of excellent performance. Similarly, missing goals will result in lower, or no, compensation from the performance-based plans.	Merit salary increases, annual non-equity incentive awards, and equity-linked incentive compensation (stock options, time-based restricted stock, and performance-based restricted stock)
Compensation should be competitive	The Compensation Committee has retained Mercer Human Resource Consulting as an adviser to assist the Committee with assessing pay practices and peer group performance, at least annually, in order to maintain competitive compensation relative to the Company's industry. The Consultant uses a combination of proxy data and market surveys to assess the competitiveness of the Company's executive pay within the industry. Company philosophies and cultural practices also affect the overall compensation policies for the executive officers.	All elements
Key talent should be retained	In order to attract and retain the highest caliber of management, the Company seeks to provide financial security for its executives over the long term and to offer intangible non-cash benefits in addition to other compensation that is comparable with that offered by the Company's competitors.	Equity-linked incentive compensation, retirement benefits, employment agreements and change-in-control provisions
Compensation should align interests of executives with shareholders	Equity ownership helps ensure that the efforts of executives are consistent with the objectives of shareholders.	Equity-linked incentive compensation and stock ownership guidelines

V. Executive Compensation Policies

1. Total direct compensation relative to market

The Company's total direct compensation (base salary, annual non-equity incentive award, and long-term equity incentive compensation) for our NEOs is generally designed to provide competitive compensation relative to companies in the Company's peer group for "target" performance results. For the CEO, the Company's practice is to measure performance relative to peers, which ensures that the CEO's compensation in a given year directly correlates with the Company's relative performance rank for the prior year. This process is explained in greater detail below in the section labeled "CEO Compensation." We note that the Company's performance has ranked first or second in six of the eleven years for which such data has been gathered.

The peer group consists of 16 major insurance companies identified below. The peer group did not change from 2006 through 2008. These peer companies are engaged in similar businesses, of similar size, and are competitors for talent, although the Company is slightly above the median revenues, market capitalization, and assets of the peer group. Peer group companies consist of: Aetna Inc., The Allstate Corporation, Aon Corporation, Assurant, Inc., The Chubb Corporation, CIGNA Corporation, Conseco, Inc., Genworth Financial, Inc., The Hartford Financial Services Group, Inc., Lincoln National Corporation, Manulife Financial Corporation, The Progressive Corporation, Prudential Financial, Inc., The Travelers Companies, Inc., Safeco Corporation, and Unum Group.

2. Current vs. long-term compensation

The components of current compensation include an annual salary and an annual non-equity incentive award. Long-term compensation is provided to link executive compensation to the delivery of shareholder value. The equity-linked long-term incentive compensation components include stock options, PBRS, and in some cases, TBRS. The Company has two long-term equity incentive plans. The first is a stock option plan, the 1997 Stock Option Plan, which allows for grants of both incentive stock options ("ISOs") and non-qualifying ("NQ") stock options. This plan expired on February 11, 2007 (although options granted before that date remain outstanding in accordance with their terms). The second plan, the 2004 Long-Term Incentive Plan, allows for ISOs, NQs, performance- or time-based restricted stock, restricted stock units, and stock appreciation rights.

On an annualized present value basis, the proportion of long-term incentives to target annual cash incentives varies based on the responsibility level of the participant's job and the ability to impact results over time. In general, the higher the responsibility level, the greater the proportion of long-term equity incentives, compared with target annual cash incentives. In the case of all NEOs, the present value of long-term equity incentive grants is greater than target annual cash incentives.

3. Fixed vs. variable compensation

The portion of an executive's compensation that is variable increases as the scope and level of the individual's responsibilities increase. For the NEOs, variable compensation accounts for a substantial portion of total compensation. Annual cash incentives increase or decrease with performance. The amount of equity-linked compensation granted each year is primarily based on level of responsibility and secondarily on individual performance. The vesting of PBRS is based on whether a predefined Committee approved performance objective (i.e., cumulative compound growth rate in operating earnings per diluted share, excluding foreign currency changes) is attained over a three-year period. Other contingent components include vesting restrictions on stock options and TBRS, which require recipients to fulfill a continuing employment obligation before they can exercise any option or vest in the TBRS.

During February 2009, the Committee, with the assistance of the Consultant and management, reviewed the target award levels for both annual and long-term incentives for the NEOs and other executive officers. As a result, the annual non-equity incentive target award for Paul S. Amos was increased from 100% to 120% of salary based on his time in the job and additional responsibilities. The target award levels for our NEOs for calendar year 2008 were:

	Target Incentive as Percent of Salary	
NEOs	Annual Non-Equity Incentive	Annualized Long-Term Equity Incentives
Daniel P. Amos	200%	Performance-Based
Kriss Cloninger III	150%	350%
Paul S. Amos II	100%	250%
Tohru Tonoike	100%	250%
Joey M. Loudermilk	80%	200%

4. Mix of long-term incentives

In 2008, the Committee approved a combination of equity-linked incentive compensation awards for the executive officers. Based on the value of equity grants as presented in the Summary Compensation Table, which measures their financial statement expense for 2008 under Statement of Financial Accounting Standard No. 123(R), Share Based Payment, ("SFAS No. 123(R)") under the columns Stock Awards and Option Awards, stock options represented 66% and PBRS represented 34% of total long-term incentives for the CEO. For all other NEOs, stock options ranged from 41% to 58% and PBRS ranged from 42% to 59% of total long-term equity incentive value. See page 18 for a more detailed discussion of our long-term equity incentive plan.

5. Total compensation in light of best practices and costs

Every year the Committee reviews the incentive compensation components of all executive officers with the help of the Consultant. The Committee believes that many "best practices" are reflected in the existing compensation strategy and that the Company's compensation expenses are reasonable and appropriate given the superior financial and stock market performance that the Company has produced over a long period of time. From August 1990, when Daniel Amos was appointed as the CEO through December 31, 2008, the Company's total return to shareholders, including reinvested cash dividends, has exceeded 2,852% compared with 418% for the Dow Jones Industrial Average and 309% for the S&P 500.

Modifications to the compensation program are periodically made in order to remain consistent with the competitive market and emerging best practices. However, our compensation strategy and core program remained the same in 2008 as it had in 2007 and 2006, and no material changes are anticipated for 2009.

VI. Components of the NEO Compensation Program

Total compensation is provided to the CEO and other NEOs through four primary components, each of which has a different strategic role and risk profile. The table below provides an overview of the compensation components, and is followed by a detailed description of how the amount of each component is determined.

Total Rewards	Total Direct Compensation	Cash Comp.	Element	Description	Strategic Role	Examples	Risk Profile
Total Rewards	Total Direct Compensation	Cash Comp.	Base Salary	Fixed based on level of responsibility, experience, tenure, and qualifications	- Performance of day-to-day activities	- Cash	- Low to moderate
			Non-Equity Incentive	Variable based on achievement of annual financial objectives	- Policy implementations - Operating decisions - Short-term focus	- Cash	- Moderate to high
			Long-Term Equity Incentives	Variable based on responsibility and the achievement of longer-term financial goals and shareholder value creation	- Effective strategy and policy making - Long-term focus - Alignment with shareholders	Equity-Linked Incentive Compensation - Stock Options - Performance-Based Restricted Stock	- High
			Benefits & Perquisites	Satisfy employee health, welfare, and retirement needs	- Security - Tax-effective pay - Financial counseling - Time efficiency/convenience	- Health care - Life & Disability - Retirement plans - Security	- Low

Base Salary

The primary purpose of the base salary component is to provide the recipient a steady stream of income consistent with his or her level of responsibility, qualifications and contribution over time. The Consultant annually gathers comparative market data on salaries for the Committee to use in reviewing and determining the CEO's salary and the CEO's recommendations for the salaries of the CFO and all other executive officers.

In the aggregate, the total base salaries of the Company's executive officers are at the 50th percentile of the survey results for these same positions at peer companies. Virtually all executive officers including our NEOs receive a salary that is within a plus or minus range of 25% from the survey median for their position. In general, executive officers who are new to their role are likely to be below the median and executive officers who have been in their jobs for extended periods are more likely to be above the median.

In 2008 most of the executive officers, including the CEO and CFO, received a 3.8% base salary increase. These increases were derived from the industry projected base salary increase in the Mercer 2008 U.S. Compensation Planning Survey for the insurance industry, which reflected expected base salary increases for calendar year 2008. The President of Aflac Japan received a 10% increase and the President of Aflac received two salary adjustments in 2008. The first was a 7% increase at the beginning of the year, and the second was an 11% market adjustment in September based on a report presented by the Consultant to the Committee. The increases for these two NEOs were above the 2008 projected industry increase mentioned previously because of increased responsibilities or the previous base salary was below the median range for the responsibilities of the position.

Management Incentive Plan

All of the NEOs are eligible to participate in a non-equity incentive plan sponsored by the Company. The non-equity incentive plan, referred to as the MIP, has been submitted to and approved by shareholders.

Performance targets are set annually for the plan, and cash payouts are made to executives based on actual performance as more fully described below.

The Company's MIP uses specific performance objectives to provide potential annual non-equity incentive awards for the NEOs, and all other non-sales officers. One of the performance targets of the MIP is based on the growth of operating earnings per diluted share, which is the primary financial objective of the Company on a consolidated basis.

Additional performance targets are specific to the Company's two principal business segments: Aflac U.S. and Aflac Japan. For each segment, the MIP performance targets include a measure of total new annualized premium sales, premium income, operating expenses and pretax operating earnings. These measures are considered to be the most significant to the performance of each segment. They are understood by those eligible for the non-equity incentive awards, and they are under the collective influence of the segment officers.

The Committee, at its February meeting, approves all MIP performance objectives. The Company's primary financial objective, the growth in operating earnings per diluted share, has a target established that must be achieved before any payout is provided. Our objective for 2008 was to increase operating earnings in a range of 14% to 16%, or $3.72 to $3.80 per diluted share. The target objective was set at the lower end of the range or $3.72 per share and the maximum was set at the upper end of the range or $3.80 per share, all on a constant currency basis. If the target performance was not attained, no bonus would be paid for this performance objective. The actual attained result of $3.76 per share fell in the middle of the range and resulted in a 15% increase in operating earnings per diluted share.

For each business segment performance measure, a target performance level is established. In addition, a minimum and maximum level is established. The payout for a minimum result is one-half that of the target result, while the payout for a maximum result is two times that of the target result. Typically the target result is equidistant between the minimum result and the maximum result. Interpolation is used to calculate incentive payouts for results between minimum and target or target and maximum.

For the Aflac U.S. business segment in 2008, the following performance incentive measures were used:

- the percentage increases in new annualized premiums and premium income
- the percentage increase over the previous year of premium income, minus the percentage increase in controllable expenses
- the percentage increase in pretax operating earnings over the previous year

For the Aflac Japan business segment in 2008, the following performance incentive measures were used:

- the percentage increases in new annualized premiums and premium income
- actual operating expenses compared to budget
- the percentage increase in pretax operating earnings over the previous year, before expenses allocated from the U.S. operations, eliminating any currency effect

The actual 2008 business segment performance measures and the targets and ranges for each incentive performance measure were as follows:

	Minimum	Target	Maximum
Aflac U.S. business segment:			
Percentage increase in new annualized premiums	8.0%	10.0%	12.0%
Percentage increase in premium income	8.5%	9.5%	10.5%
Percentage increase in premium income minus the percentage increase in controllable expenses	-2.0%	0.0%	2.0%
Percentage increase in pretax operating earnings	6.0%	7.5%	9.0%
Aflac Japan business segment:			
Percentage increase in new annualized premiums	3.0%	5.0%	7.0%
Percentage increase in premium income	3.6%	4.2%	4.6%
Actual operating expenses compared to budget (Yen in millions)	131,850	130,544	129,239
($ in millions)*	1,274	1,262	1,249
Percentage increase in pretax operating earnings before expenses allocated from the U.S. operations and eliminating any currency effect	11.0%	12.5%	14.0%

*Yen amounts converted to dollars using the weighted average exchange rate for 2008 of 103.46 yen to the dollar

Actual performance was determined after the close of the year and presented to the Committee for discussion and approval at its February 2009 meeting. The actual non-equity incentive plan payments to the NEOs are reflected in the 2008 Summary Compensation Table in the column labeled Non-Equity Incentive Plan Compensation.

The incentive measures described above include non-GAAP financial measures as more fully described in this and the next paragraph. Our corporate performance measure is based on operating earnings per diluted share excluding the impact of foreign currency. We define operating earnings per diluted share to be the net earnings before realized investment gains and losses, the impact of Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133") and nonrecurring items divided by the weighted-average number of shares outstanding for the period plus the weighted-average shares for the dilutive effect of share-based awards. Because foreign exchange rates are outside of management's control, operating earnings per diluted share is computed using the average yen/dollar exchange rate for the prior year, which eliminates fluctuations from currency rates that can magnify or suppress reported results in dollar terms.

Aflac U.S. and Aflac Japan incentive measures also include non-GAAP financial measures. For both the U.S. and Japanese segment, we use an industry measure of the increase in total new annualized premium sales, which is the annual premiums on policies sold and incremental annual premiums on policies converted during the reporting period. For Aflac U.S., we use the percentage increase in premium income minus the percentage increase in controllable expenses. Controllable expenses are a component of total acquisition and operating expenses for the U.S. business segment. For Aflac Japan, we compare actual expenses against budgeted operating expenses as a performance measure for the reporting period. For both segments we use the percentage increase in pretax operating earnings. We define pretax operating earnings on a segment basis to be the operating profit before realized investment gains and losses, the impact of SFAS No. 133, and nonrecurring items. The percentage increase in pretax operating earnings for the Japan segment is measured before expenses allocated from the U.S. and currency effects.

We believe the segment measures and operating earnings per diluted share objectives described above are the most important incentive factors for our business in terms of creating shareholder value and aligning management's interests and rewards with those of our shareholders.

The CEO and CFO recommend to the Committee the specific Company performance objectives and their ranges. In recommending the incentive performance objectives to the Committee, the CEO and CFO take into consideration past performance results and scenario tests of the Company's financial outlook as projected by a complex financial model. The model projects the impact on various financial measures using different levels of total new annualized premium sales, budgeted expenses, morbidity, and persistency. This enables the Company to set ranges around most performance objectives.

The Committee may consider the probability of attainment of each of the various measures. Generally, it is expected that target performance will be attained 50% to 60% of the time, minimum performance attained at least 75% of the time, and maximum performance attained not more than 25% of the time. At its February meeting, the Committee reviews and approves, or if appropriate modifies, the annual incentive goals for the ensuing year.

As noted above, at this same meeting, the Committee also certifies the incentive plan performance results for the prior year before payments are made in order to qualify, if appropriate, any payouts to the NEOs as performance-based and fully deductible as compensation expense for tax purposes under the IRC. The Committee has the discretion to adjust the MIP results related to segment performance measures if it deems that a class of MIP participants would be unduly penalized due to the incomparability of the result to the performance measure as determined by the Committee. No adjustments were made to the 2008 incentive plan performance results.

The performance measures are weighted for the NEOs and all other officer levels of the Company. The intent is to weight them according to how each position can and should influence their outcome. The following table details these relative weightings for each of the NEOs for 2008:

	Weightings of Annual Incentive Measures as Percent of Target Award			
Executive	**Corporate**	**U.S. Operations**	**Japan Operations**	**Total**
Daniel P. Amos	50.0%	15.0%	35.0%	100%
Kriss Cloninger III	50.0	17.0	33.0	100
Paul S. Amos II	20.0	60.0	20.0	100
Tohru Tonoike	10.0	—	90.0	100
Joey M. Loudermilk	50.0	25.0	25.0	100

The following table reflects targets, earned and paid percentages of salary for the non-equity incentive measures based on 2008 performance results for the NEOs:

Executive	Target as Percent of Salary	Earned as Percent of Salary	Paid as Percent of Salary
Daniel P. Amos	200 %	211 %	0 % *
Kriss Cloninger III	150	162	106 *
Paul S. Amos II	100	91	91
Tohru Tonoike	100	106 **	106 **
Joey M. Loudermilk	80	95	95

* See the Executive Summary of this CD&A for a description of the non-equity incentive paid to the CEO and CFO for 2008.

** Includes amounts accrued for a deferred retirement benefit for Mr. Tonoike as more fully described in the Summary Compensation Table and the Non-qualified Deferred Compensation Table below.

Downward adjustments were made to the 2008 non-equity incentive plan payments for the CEO and CFO. The adjustments were voluntary on the part of the CEO and CFO as the Company exceeded target performance on the primary financial goal, which accounts for half of their potential award.

For additional information about the MIP, please refer to the 2008 Grants of Plan-Based Awards table, which shows the threshold, target, and maximum award amounts payable under the MIP for 2008, and the 2008 Summary Compensation Table, which shows the actual amount of non-equity incentive plan compensation paid to our NEOs for 2008.

Long-term Equity Incentives

It is generally the Company's intent that approximately 50% of the value of long-term incentive compensation to all officers will be provided through stock options, and approximately 50% will be provided through restricted stock awards (either PBRS or TBRS). Section 16 executive officers, which include the NEOs, receive restricted stock in the form of PBRS, while other officers receive TBRS that vest over time without a performance component.

PBRS awards generally vest only if the recipient of an award remains an employee of the Company for the full three-year performance period and the performance requirement is achieved.

For PBRS awards that were granted in 2008, the performance period is January 1, 2008 through December 31, 2010. The sole performance measure for determining vesting is achieving a cumulative growth rate of at least 44.3% in operating earnings per diluted share, excluding foreign currency changes. This performance measure was selected because of the Company's belief that growth in operating earnings per diluted share can have a significant impact on building shareholder value over time.

This measure, and its target performance requirement of 44.3% cumulative growth, was reviewed and approved by the Committee at its February 2008 meeting, thereby potentially qualifying the awards made to the NEOs as performance-based for tax purposes under IRC Section 162(m).

This cumulative growth rate is equivalent to respective annual growth rates of 14%, 13% and 12% over the 2008-2010 time period, excluding the impact of foreign currency fluctuations, as compared to the preceding year. The Committee also adopted a threshold performance level set at 90% of the target. As a result of this provision, there is a 5% decrease in the number of shares that will vest for every 1% decrease in the cumulative growth rate of the performance measure. Therefore, if the threshold performance is attained, 50% of the granted shares would vest and 50% would be forfeited. If the actual cumulative growth rate is below the 90% threshold, no shares will vest. However, if the target is exceeded, no additional shares will be awarded.

It is important to note that all of the options for which compensation expense has been included in the Summary Compensation Table under the column "option awards" are referred to as "out of the money" options. This means that even though the SFAS 123(R) compensation expense for the option has been included as a component of total compensation for the named NEOs, the stock option actually had no economic value based on the Company's closing stock price on February 24, 2009 (the record date for the mailing of this Proxy Statement).

Most of the Company's stock option and restricted stock grants are approved by the Committee and made on the day of their February meeting. Stock options are granted with an exercise price equal to 100% of the closing market value of the underlying shares on the grant date. For grants made prior to November 14, 2006, the exercise price was set at the average of the market high and low sales prices of the underlying shares on the grant date. A detailed description of how the CEO's long-term incentives are determined is provided in Section VIII below.

Retirement, Deferral and Savings Plans

The retirement, deferral and savings plans described below were established in order to provide competitive post-termination benefits for officers and employees of the Company, including the NEOs, in recognition of their long-term service and contributions to the Company.

Defined Benefit Pension Plans

As described further in "Pension Benefits" below, the Company maintains tax-qualified, noncontributory defined benefit pension plans covering substantially all U.S. and Japanese employees, including the NEOs, who satisfy the eligibility requirements, and the Company also maintains nonqualified supplemental retirement plans covering the NEOs.

Executive Deferred Compensation Plan

The U.S.-based NEOs, in addition to other U.S.-based eligible executives, are entitled to participate in the Executive Deferred Compensation Plan ("EDCP"). The EDCP is discussed in more detail below under "Nonqualified Deferred Compensation."

401(k) Savings and Profit Sharing Plan

The Company maintains a tax qualified 401(k) Savings and Profit Sharing Plan (the "401(k) Plan") in which all U.S.-based employees, including the U.S.-based NEOs, are eligible to participate. The Company will match 50% of the first 6% of eligible compensation that is contributed to the 401(k) Plan. Employee contributions made to the 401(k) Plan are 100% vested. Employees vest in employer contributions at the rate of 20% for each year of service the employee completes. After five years of service, employees are fully vested in all employer contributions.

Other Benefits

The Company maintains medical and dental insurance, accidental death insurance, cancer insurance, and disability insurance programs for all of its employees, as well as customary vacation, leave of absence, and other similar policies. The NEOs and other officers are eligible to participate in these programs along with, and on the same basis as, the Company's other salaried employees.

In addition, the NEOs are eligible to receive reimbursement for certain financial counseling and medical examination expenses. Additionally, for security and time management reasons, certain of the Company's officers occasionally travel on corporate aircraft for business and personal purposes. Personal travel on corporate aircraft and security services are provided where considered by the Board of Directors to be in the best interest of the Company and its business objectives.

VII. Additional Executive Compensation Practices and Procedures

1. Equity Granting Policies

The February meeting of the Committee is held approximately one to two weeks after the Company's fiscal year results are released to the public. As a general practice, the Company makes the majority of its equity grants on the date the Board of Directors meets in February, and has done so since 2002. The Company has never engaged in the "backdating" of options. Based on recommendations developed by the CEO and CFO with input from the Consultant, options, PBRS and TBRS awards are submitted to the Committee for approval at its February meeting. Option grants are awarded on the date of the meeting, and have a per share exercise price set at the closing price on the date of grant.

The Company may periodically make additional equity grants during the course of the year. However, it is the Company's policy not to make any equity grants in advance of material news releases. As detailed below in the section labeled "CEO Compensation," it has also been the Company's practice to grant the CEO a stock option award in August based on the Company's performance relative to peers in the prior year. This grant is issued on the date of the relevant Committee meeting, with a per share exercise price set at the closing price on the date of grant.

2. Stock Ownership Guidelines

The Company established stock ownership guidelines for officers in 1998. Officers (beginning at the Second Vice President level and above) have four years from date of hire or promotion to reach their respective stock ownership guidelines. The ownership guidelines are defined as stock ownership value as a multiple of salary and are set as follows: CEO, CFO, and President – not less than five times salary; Executive Vice President – not less than three times salary; Senior Vice President/Vice President – not less than two times salary; and Second Vice President – not less than one times salary. Ownership includes all shares held by the executive and their spouse as well as vested options. It does not include unvested options and restricted stock. All of the Company's NEOs have stock ownership that exceeds their ownership guidelines except for Mr. Tonoike, who has not been in his current position for at least four years. The Corporate Governance Committee approved a moratorium for compliance with the stock ownership guidelines at its meeting held in February 2009, based on the significant decline in the Company's common stock price in early 2009.

3. Employment Agreements

The Company has employment agreements with the NEOs and certain other executives in key roles. The agreements generally address: role and responsibility; rights to compensation and benefits during active employment; termination in the event of death, disability or retirement and termination for cause or without cause; and resignation by the employee. Agreements also contain termination and related pay provisions in the event of a change in control. In all cases, for the change in control provisions in the employment agreements to apply, there must be both (1) a change in control, as well as (2) a termination by the Company without cause or a resignation by the executive for good reason. This is commonly referenced as a "double trigger" requirement. Further, they stipulate that the executive may not compete with the Company for prescribed periods following termination of employment or disclose confidential information.

In November 2008, Mr. Daniel P. Amos announced he had decided to voluntarily forgo the "golden parachute" components in his employment agreement. Under his original employment agreement, Mr. Amos would have been entitled to receive three years of salary and bonus in the event of a change in control or certain other termination events. Mr. Amos executed an amendment to his agreement in December 2008 removing these provisions, which would have resulted in potential cash payments of approximately $13 million upon the occurrence of a triggering event at that time. The elimination of these potential payments has been reflected in the 2008 Potential Payments Upon Termination or Change in Control table below.

In the case of Mr. Tonoike's employment agreement, the Company has a unique retirement obligation. For the years 2007 through 2010, the Company is obligated to provide for a special retirement benefit equal to 110% of all amounts actually paid to Mr. Tonoike as performance bonus compensation under the Company's MIP. This amount is payable upon termination as a lump sum retirement benefit and the annual accrual for this obligation has been included in the non-equity incentive plan compensation column of the Summary Compensation Table and in the Nonqualified Deferred Compensation Table.

4. Change in Control ("CIC") Policy and Severance Agreements

The Company has no formal change in control or severance policy. However, as noted above, individual employment agreements generally have provisions related to both CIC and severance.

5. Compensation Recovery Policy

Prior to February 2007, the Company did not have a policy addressing the adjustment or recovery of a non-equity incentive if the relevant performance measure was adjusted or restated at a later date. In February 2007, the Committee adopted a policy that allows it to review any adjustment or restatement of performance measures and make a determination if adjustments or recoveries of non-equity incentives are necessary. If it is deemed that adjustments or recoveries of non-equity incentives are appropriate, the Committee is charged with determining the amount of recovery and the proper officer group subject to any potential adjustments or recovery.

6. Certain Tax Implications of Executive Compensation (IRC Section 162(m))

In connection with making decisions on executive compensation, the Committee takes into consideration the provisions of IRC Section 162(m), which limits the deductibility by the Company for federal income tax purposes of certain categories of compensation in excess of $1 million paid to certain executive officers. The Committee may decide to authorize compensation arrangements that exceed the $1 million deductibility cap imposed by Section 162(m), as it did with respect to the CEO for 2007 and 2008. However, the Committee deferred payment of the nondeductible amount in excess of $1 million until the CEO's retirement. In early 2009, the Company identified a clerical error in the amounts actually deferred for the CEO in previous years. The Company intends to correct these errors as soon as possible in order to comply with the intent of the Committee to defer all amounts in excess of $1 million.

The 1997 Stock Option Plan, the 2004 Long-Term Incentive Plan, and the MIP presently conform to the requirements of Section 162(m). This means that Long-Term Incentive Plan awards (exclusive of TBRS) and MIP awards are generally considered to be performance-based and are therefore not subject to the deduction limitation contained in Section 162(m).

7. Accounting and Other Tax Implications of Executive Compensation

The Company has considered the accounting and other tax implications of all aspects of the compensation program for its employees, including the NEOs and other officers. While accounting and other tax considerations do not dictate compensation decisions, the compensation program is designed to achieve the most favorable accounting and other tax treatment consistent with the intent and spirit of the compensation plan design.

8. Long-term Incentive Fair Value Determinations

A challenging issue for publicly traded companies is how to value long-term incentive awards for grant purposes. Like many companies, we target and express such awards as a percent of salary. We also seek to balance the value of stock options with those of PBRS awarded to executive officers and to balance the value of stock options with those of TBRS awarded to other award recipients. Of particular concern to the Company is how to calculate the value of a stock option.

One valuation method is the amount that is expensed over the vesting period based on a Black-Scholes-Merton fair value determination. With the adoption of the revised accounting rules under SFAS No. 123(R), this is the amount we now expense for each granted stock option. It also is the required basis for determining the Option Awards value in the Summary Compensation Table that appears below in this Proxy Statement.

However, this amount changes each year in direct relation to fluctuations in the current market value of the Company's common shares. Therefore, when the share price goes up, so do option grants' fair value and their strike price, and the number of awarded shares equal to a designated dollar value would decrease. Conversely, if the share price goes down, both the option's fair value and its strike price go down, and the number of awarded shares would increase. This result seems counterintuitive from a pay-for-performance perspective in that a lower stock price would lead to more options being granted at a lower price and a higher stock price would lead to fewer options being granted at a higher price.

Our solution for grant purposes only is to stabilize the deemed present value of a stock option for a three-year period. We think the use of such a value is more in line with creating long-term shareholder value and pay-for-performance, and allows us to better manage our burn rate (number of shares granted each year divided by the number of common shares outstanding) and budget the number of awarded shares over the life of the share authorization approved by shareholders.

For grants made in years 2007, 2008, and 2009, our deemed fair value of a stock option is $13.91, but its actual per share exercise price is the closing price of a common share on the day it is granted.

VIII. CEO Compensation

The Committee is responsible for the review and determination of the CEO's pay. The Committee has developed and long utilized a methodology for determining CEO compensation that is directly linked to the Company's comparative performance results. To achieve this linkage, the Consultant annually calculates the Company's percentile composite performance rank among the peer group of 16 major insurance companies previously identified in this CD&A. The CEO's total direct compensation for the following calendar year is then determined in accordance with that percentile rank. As a result, the CEO's compensation varies with the amount determined by reference to the Company's performance rank among its peers. The following describes the process for determining CEO pay in greater detail:

1. At its February meeting, the Committee grants the CEO stock options and PBRS with a total present value equal to 60% of his prior year's long-term equity incentive award. The intent is to make a partial grant in February, and then a "true-up" grant in August once the Company's percentile performance rank can be determined (as more fully described below).

2. The Consultant gathers both compensation data for the NEO positions and company performance data from public records for the Company and the group of peer companies. Competitive pay data is gathered for salaries, annual non-equity incentive, cash compensation (salary plus annual non-equity incentive), annualized value of long-term equity incentives, and total direct compensation (cash compensation plus annualized value of long-term equity incentives).

3. For performance measures, the Consultant collects specific results for the Company and the 16 peer companies on each of 10 performance measures for their most recently completed fiscal year, except for total shareholder return, which is computed using a three-year period ending with the last fiscal year. The performance measures used and their weightings ( ) are:

    - Revenue Growth (1)
    - Net Income (2)
    - Net Income Growth (1)
    - Premium Income (1)
    - Premium Income Growth (1)
    - Earnings Per Share Growth (1)
    - Return on Revenues (2)
    - Return on Average Equity (2)
    - Return on Average Assets (2)
    - Total Shareholder Return (4)

    Results are sorted for each measure, and the best performer is assigned a ranking of "1" and the lowest performer is assigned a ranking of "17." The weighted performance ranks for each measure for each company are then summed to determine each company's overall composite performance score.

4. The percentile rank that corresponds to each company's composite performance score is then determined. While the Company showed positive gains on many of the performance measures, the peer companies generally had greater gains. Consequently, the Company received an overall performance rank of 8th in 2008 for 2007 results, which equated to the 56th percentile on a performance basis.

5. Each company, including Aflac Incorporated, is then ranked on the basis of Total Direct Compensation. For this computation, the highest paid and lowest paid CEOs from the peer group are excluded, which reduces the total sample by two. A pay line is then plotted based on the remaining companies, and the exact pay amount (Total Direct Compensation) that corresponds to the Company's percentile performance rank is determined.

6. That amount is then aged to represent the expected value of the compensation at the end of the applicable fiscal year. The aging adjustment factor was 3.8% for 2008, which was the insurance industry's surveyed projected increase for salaries.

7. Once the Total Direct Compensation amount corresponding to the Company's composite performance percentile is determined, a two-step calculation is performed. First, the CEO's salary and non-equity incentive (total cash compensation) for the previous year is deducted from the determined total direct compensation. This calculation results in the gap between market total direct

compensation and the CEO's total cash compensation. The second calculation, which is also used to determine his February stock grants, subtracts 60% of the present value of the annualized long-term equity incentive received in the prior year to determine the remaining gap. This remaining gap determines the equity value the CEO will receive in the August stock option grant.

8. A second stock option grant is then made at the Committee's August meeting, with a present value equal to the Remaining Gap and thereby truing up the CEO's Total Direct Compensation to that which corresponds to the Company's performance rank. These calculations for determining CEO compensation for 2008 are shown below.

2008 CEO Compensation Determination	
$ 11,311,116	56th percentile Total Direct Compensation (TDC)
-4,102,235	CEO FY 2007 Total Cash Compensation (TCC)
7,208,881	**Gap between Market TDC and CEO TCC**
-1,777,127	Feb. 2008 grant of 37,763 PBRS with a value of $47.06 per share
-1,788,005	Feb. 2008 grant of 128,541 stock options with a value of $13.91 per option share
$ 3,643,749	Remaining Gap
261,952	**Number of options with a value of $13.91 per option share granted 8/08 (value equal to the Remaining Gap)**

9. At its December meeting, the Committee sets the CEO's salary for the next calendar year. At its February meeting, the Committee approves the MIP-based non-equity incentive after reviewing the financial results, compared with the performance objectives, and (as noted above) awards the CEO PBRS and a partial grant of stock options.

Using this method, the Company is able to pay the CEO in direct alignment with the Company's percentile performance results versus the peer group. It also means that the CEO's pay will not exceed the Total Direct Compensation amount indicated by the Company's performance success versus the peer group. Because of the higher Company performance rank for 2007, the CEO's Total Direct Compensation in 2008 increased by 20% from its 2007 level. It is noteworthy that the 2007 median performance results for the peer group decreased by 8% over its 2006 median.

The Company believes it is important for shareholders and other interested parties to note that 2008 was the 11th consecutive year in which this extensive analysis was used to determine the CEO's total compensation. Reflecting the Company's lengthy track record of strong financial performance and shareholder returns, the Company ranked either first or second among its peer group in six of the 11 years. Furthermore, the Company's average percentile performance rank over this 11-year period has been the second highest among all peers currently in the analysis.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the preceding CD&A with management and, based on that review and discussion, has recommended to the Board of Directors to include the CD&A in this Proxy Statement.

Compensation Committee

Robert B. Johnson, Chairman
David Gary Thompson
Robert L. Wright

The following table provides information concerning total compensation earned or paid to our CEO, CFO and the three other most highly compensated executive officers who were serving as executive officers at the end of 2008. These five officers are referred to as our NEOs in this Proxy Statement.

2008 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)(7)
Daniel P. Amos	2008	1,338,200	2,811,103	5,388,388	0	0	189,202	9,726,893
Chairman and CEO	2007	1,289,200	2,751,918	5,627,872	2,813,035	2,062,763	289,925	14,834,713
	2006	1,242,000	1,734,126	8,646,283	2,208,897	0	291,950	14,123,256
Kriss Cloninger III	2008	857,700	1,600,744	1,926,566	913,119	0	162,453	5,460,582
President, CFO, and Treasurer	2007	826,300	1,248,746	2,097,196	1,446,025	1,732,808	167,079	7,518,154
	2006	796,000	667,807	2,544,802	1,109,027	208,637	167,467	5,493,740
Paul S. Amos II	2008	466,667	445,434	508,563	426,534	443,905	115,189	2,406,292
President, Aflac and COO	2007	402,550	287,687	442,855	533,581	9,019	109,570	1,785,262
Aflac U.S.	2006	365,000	168,050	306,733	440,738	64,193	314,432	1,659,146
Tohru Tonoike (1)	2008	518,316	501,674	350,820	547,023	0	159,621	2,077,454
President and COO								
Aflac Japan								
Joey M. Loudermilk	2008	503,500	394,237	637,944	480,088	112,353	17,294	2,145,416
Executive Vice President,	2007	485,000	319,979	648,733	521,860	149,388	14,646	2,139,606
General Counsel, and	2006	467,500	200,342	366,035	441,788	369,222	14,592	1,859,479
Corporate Secretary								

(1) Includes payments made to Mr. Tonoike in yen for salary, non-equity incentive plan compensation and some perquisites and converted to dollars by dividing the actual yen denominated payments by the weighted average exchange rate for 2008 of 103.46 yen to the dollar.

(2) Includes $227,147 deferred for Mr. Daniel Amos. The amount has been included in the Nonqualified Deferred Compensation table below.

(3) Represents the charges for 2008 pursuant to SFAS 123(R) for grants made in 2008 and earlier years. The Company's SFAS 123(R) valuation assumptions are described in Note 10 "Share-Based Transactions" in the Notes to the Consolidated Financial Statements in the Company's Annual Report to Shareholders for the year ended December 31, 2008. The grant date closing market value for the options and restricted stock included in these columns was $47.25, $47.84, $52.59, $61.81, and $55.72 for the grant dates February 14, 2006, February 13, 2007, August 14, 2007, February 12, 2008, and August 12, 2008, respectively. See page 18 of this Proxy Statement for a more detailed discussion of our outstanding equity grants compared to recent market value.

(4) The amount reported in this column for Mr. Tonoike has two components. Mr. Tonoike's earned bonus is paid one-half in cash and the other half is increased by 10% and deferred until his termination date. The total amount has been included in the Summary Compensation Table above and the deferred amount including the 10% addition has been included in the 2008 Nonqualified Deferred Compensation table below.

(5) Mr. Daniel P. Amos participates in the Defined Benefit Pension Plan and the Retirement Plan for Senior Officers. The change in his aggregate pension value for 2008 was a net negative $683,453 which consisted of a negative $686,637 for the Retirement Plan for Senior Officers and a positive $3,184 for the Defined Benefit Pension Plan. Mr. Cloninger participates in the Defined Benefit Pension Plan and the Supplemental Executive Retirement Plan and the change in his aggregate pension value was a net negative $296,358 which consisted of a negative $340,540 for the Supplemental Executive Retirement Plan and a positive $44,182 for the Defined Benefit Pension Plan.

(6) Additional information regarding all other compensation is provided in the "All Other Compensation" or "Perquisites" tables below.

(7) The NEOs did not receive any discretionary bonus awards for 2008. Base salary is typically the smallest component of total compensation for the NEOs, as the majority of their total compensation is based on performance awards on a cash and equity basis.

The following table identifies the amount of each item included for 2008 in the All Other Compensation column in the Summary Compensation Table above.

2008 ALL OTHER COMPENSATION

Name	Year	Perquisites and Other Personal Benefits ($)(1)	Insurance Premiums ($)	Company Contribution to 401(k) Plan ($)	Renewal Commissions from Previous Job ($)(2)	Total($)
Daniel P. Amos	2008	179,980	2,322	6,900	0	189,202
Kriss Cloninger III	2008	151,989	3,564	6,900	0	162,453
Paul S. Amos II	2008	56,699	432	6,900	51,158	115,189
Tohru Tonoike (3)	2008	158,483	1,138	0	0	159,621
Joey M. Loudermilk	2008	7,563	2,831	6,900	0	17,294

(1) Perquisites are more fully described in the Perquisites table below.

(2) Amounts are for earned renewal sales commissions before expenses on Aflac products sold before the NEO became an Aflac employee.

(3) The amounts reported for Mr. Tonoike for perquisites and insurance premiums were paid in yen and converted to dollars by dividing the actual yen denominated payments by the weighted average exchange rate for 2008 of 103.46 yen to the dollar.

The following table identifies the incremental cost to the Company of each perquisite included for 2008 in the All Other Compensation table above.

2008 PERQUISITES

Name	Year	Personal Use of Company Aircraft ($)(1)	Financial Planning ($)(2)	Security Services ($)(3)	Other ($)(4)	Total Perquisites and Other Personal Benefits ($)(5)
Daniel P. Amos	2008	10,372	0	169,608	0	179,980
Kriss Cloninger III	2008	122,184	7,657	18,641	3,507	151,989
Paul S. Amos II	2008	42,708	0	13,512	479	56,699
Tohru Tonoike (6)	2008	0	304	0	158,179	158,483
Joey M. Loudermilk	2008	0	7,563	0	0	7,563

(1) Incremental cost for the personal use of corporate aircraft includes the following: direct fuel costs and an allocation for maintenance charges, landing fees, handling and catering, and when necessary, any additional crew expenses such as transportation, lodging and meals. The personal use of corporate aircraft has been authorized by the Company's Board of Directors for security reasons and to maximize the effectiveness of the executives' time. Included in the amount reported for Mr. Cloninger is $10,601 for attending outside board of directors meetings for a board of directors on which he serves.

(2) Financial planning fees are direct charges by the provider of the services. They are available on a limited basis to the executive management of the Company.

(3) Incremental costs for security services include the salaries and benefits of security officers and the actual costs of any security equipment, monitoring and maintenance fees.

(4) Amounts included in the other column for Mr. Cloninger and Mr. Paul Amos are charges for the use of Company automobile transportation. The amount included in the other column for Mr. Tonoike includes the cost of a leased car, driver and related expenses.

(5) The Company did not gross up for tax purposes any of the perquisites described in this table.

(6) The amounts reported for Mr. Tonoike for financial planning and other were paid in yen and converted to dollars by dividing the actual yen denominated payment by the weighted average exchange rate for 2008 of 103.46 yen to the dollar.

The following table provides information with respect to the 2008 grants of plan-based awards for the NEOs.

2008 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards (2) Threshold (#)	Target (#)	Maximum (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Daniel P. Amos	2/12/2008							128,541	61.81	2,438,024
	2/12/2008				18,882	37,763	37,763			2,334,131
	8/12/2008							261,952	55.72	4,483,675
	N/A	669,100	2,676,400	4,014,600						
Kriss Cloninger III	2/12/2008							104,000	61.81	1,972,558
	2/12/2008				15,500	31,000	31,000			1,916,110
	N/A	321,638	1,286,550	2,573,100						
Paul S. Amos II	2/12/2008							38,000	61.81	720,742
	2/12/2008				5,500	11,000	11,000			679,910
	N/A	186,667	466,667	933,334						
Tohru Tonoike	2/12/2008							40,000	61.81	758,676
	2/12/2008				5,000	10,000	10,000			618,100
	N/A	207,326	518,316	1,036,632						
Joey M. Loudermilk	2/12/2008							26,000	61.81	493,139
	2/12/2008				4,000	8,000	8,000			494,480
	N/A	100,700	402,800	805,600						

(1) The amounts shown in Estimated Possible Payouts Under Non-Equity Incentive Plan Awards reflect the payout levels for the NEOs under the Company's MIP, based on the achievement of certain performance goals approved by the Compensation Committee. With respect to each Company performance goal, a minimum, target and maximum performance level is specified, the attainment of which determines the amount paid for each performance goal (generally 50%, 100%, and 200% of base salary, respectively), except for the earnings-per-share goal, under which benefits are paid at a target and maximum level, but only if target performance is attained or exceeded. No award is paid for the earnings-per-share goal if performance is below target. Base salary is typically the smallest component of total compensation for the NEOs, as the majority of their total compensation is based on performance awards on a cash and equity basis. Base salaries and non-equity incentive awards (including deferrals) as a percent of total compensation for Messrs. Daniel Amos, Cloninger, Paul Amos, Tonoike, and Loudermilk for 2008 were approximately 14%, 32%, 37%, 51%, and 46%, respectively.

(2) The amounts shown under Estimated Future Payouts Under Equity Incentive Plan Awards reflect the number of PBRS, with restrictions that will lapse upon the attainment of performance goals in each award agreement as set by the Compensation Committee. Upon the attainment of 90% of the cumulative three-year target performance goal, one-half of the PBRS shares will vest, with additional vesting of 5% of the remaining PBRS shares upon the certification of each additional 1% of the target goal attained. Shares of restricted stock are held in book entry form in the custody of the Company until the restrictions thereon have lapsed. All NEOs possess the same rights as all other employees receiving PBRS, such as all incidents of ownership with respect to the shares, including the right to receive or reinvest dividends with respect to such shares and to vote such shares. The dividends accrued on the award shares will be reinvested in the Company's Common Stock at the same dividend rate as other holders of Company Common Stock and held as additional restricted shares in the book entry account subject to the same terms and conditions attributable to the original grant, until such time as all restrictions have lapsed on the shares of Company Common Stock with respect to which the original dividend was accrued.

The following table provides information with respect to the 2008 outstanding equity awards at fiscal year-end for the NEOs.

2008 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards		
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Daniel P. Amos	01/22/01	756,594		29.3438	01/22/11			
	11/13/01	82,100		24.9800	11/13/11			
	02/12/02	631,575		25.1250	02/12/12			
	08/13/02	287,170		30.5750	08/13/12			
	02/11/03	663,692		31.4650	02/11/13			
	08/12/03	325,000		31.7050	08/12/13			
	02/10/04	221,349		40.4250	02/10/14			
	08/10/04	255,882		38.3200	08/10/14			
	02/08/05	143,169		38.7500	02/08/15			
	08/09/05	289,405		43.6650	08/09/15			
	02/14/06	172,723		47.2500	02/14/16			
						02/14/06	64,291	2,947,099
	08/08/06	209,527		43.0700	08/08/16			
	02/13/07	160,387		47.8400	02/13/17			
						02/13/07	63,738	2,921,750
	08/14/07	107,707		52.5900	08/14/17			
	02/12/08		128,541	61.8100	02/12/18			
						02/12/08	37,763	1,731,056
	08/12/08		261,952	55.7200	08/12/18			
Kriss Cloninger III	02/11/03	100,000		31.4650	02/11/13			
	08/10/04	100,000		38.3200	08/10/14			
	02/08/05	80,000		38.7500	02/08/15			
	08/09/05	60,000		43.6650	08/09/15			
	02/14/06	80,000		47.2500	02/14/16			
						02/14/06	25,000	1,146,000
	08/08/06	50,000		43.0700	08/08/16			
	02/13/07	95,000		47.8400	02/13/17			
						02/13/07	38,000	1,741,920
	02/12/08		104,000	61.8100	02/12/18			
						02/12/08	31,000	1,421,040
Paul S. Amos II	02/08/05	40,000		38.7500	02/08/15			
	02/14/06		25,000	47.2500	02/14/16			
						02/14/06	7,500	343,800
	02/13/07		25,000	47.8400	02/13/17			
						02/13/07	7,500	343,800
	02/12/08		38,000	61.8100	02/12/18			
						02/12/08	11,000	504,240

2008 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Option Awards					Stock Awards		
	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Tohru Tonoike	02/13/07		25,000	47.8400	02/13/17			
						02/13/07	20,000	916,800
	02/12/08		40,000	61.8100	02/12/18			
						02/12/08	10,000	458,400
Joey M. Loudermilk	01/22/01	56,594		29.3438	01/22/11			
	11/13/01	35,000		24.9800	11/13/11			
	08/13/02	46,730		30.5750	08/13/12			
	02/11/03	36,822		31.4650	02/11/13			
	08/10/04	40,000		38.3200	08/10/14			
	02/08/05	25,000		38.7500	02/08/15			
	02/14/06		25,000	47.2500	02/14/16			
						02/14/06	7,500	343,800
	02/13/07	25,000		47.8400	02/13/17			
						02/13/07	7,500	343,800
	02/12/08		26,000	61.8100	02/12/18			
						02/12/08	8,000	366,720

Grant Date	Options Vesting Schedule
02/14/06	100% vesting on the third anniversary of the option for Messrs. Paul Amos and Loudermilk
02/13/07	100% vesting on the third anniversary of the option for Messrs. Paul Amos and Tonoike
02/12/08	100% vesting on the first anniversary of the option for Messrs. Daniel Amos, Cloninger, and Loudermilk
	100% vesting on the third anniversary of the option for Messrs. Paul Amos and Tonoike
08/12/08	100% vesting on the first anniversary of the option for Mr. Daniel Amos

Stock Award Grant Date	Stock Award Vesting Schedule
02/14/06; 02/13/07 & 02/12/08	Graded vesting on the third anniversary of the award equal to one-half of the PBRS shares vesting on the attainment of 90% of the three-year cumulative target performance goal, with an additional vesting of 5% of the remaining PBRS shares for each additional 1% of the target goal attained

The following table provides information with respect to options exercised and stock awards vested during 2008 for each of the NEOs.

2008 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Daniel P. Amos	33,998	859,660	65,589	3,935,340
Kriss Cloninger III	432,000	10,509,286	25,000	1,500,000
Paul S. Amos II	0	0	5,000	300,000
Tohru Tonoike	0	0	0	0
Joey M. Loudermilk	69,854	2,774,223	7,500	450,000

PENSION BENEFITS

The Company maintains tax-qualified, noncontributory defined benefit pension plans that cover the NEOs other than Mr. Tonoike, and it also maintains nonqualified supplemental retirement plans covering the NEOs other than Mr. Tonoike, as described below. Mr. Tonoike participates in a defined benefit plan maintained in Japan specific to the terms of his employment agreement. The Company does not credit extra years of service under any of its retirement plans, unless required by employment agreements under certain termination events such as termination following a change-in-control or termination without cause. Messrs. Daniel Amos, Cloninger, and Loudermilk are eligible to receive immediate retirement benefits. For Mr. Daniel Amos, retirement benefits fall under the provisions of the U.S. tax qualified plan and the Retirement Plan for Senior Officers, and for Messrs. Cloninger and Loudermilk, retirement benefits fall under the U.S. tax qualified plan and the Supplemental Executive Retirement Plan.

Qualified Defined Benefit Pension Plan

The Aflac Incorporated Defined Benefit Pension Plan ("Plan") is a funded tax-qualified retirement program that covers all eligible employees in the U.S. Benefits under the Plan are calculated in accordance with the following formula: 1% of average final monthly compensation multiplied by years of credited service (not in excess of 25 years), plus .5% of average final monthly compensation multiplied by the number of years of credited service in excess of 25 years. For purposes of the Plan, final average monthly compensation is deemed to be the participant's highest average compensation during any five consecutive years of service within the 10 consecutive plan years of service immediately preceding retirement. Compensation means salary and non-equity incentive plan compensation. Participants are eligible to receive full retirement benefits upon attaining a retirement age of 65. Participants with at least 15 years of credited service are eligible to receive reduced retirement benefits upon reaching an early retirement age of 55. A participant may be eligible for full retirement benefits when the participant's years of credited service plus attained age equals or exceeds 80.

The benefits payable under the Plan are not subject to adjustment for Social Security benefits or other offsets. The benefits may be paid monthly over the life of the participant (with joint and survivor options available at actuarially reduced rates). The maximum retirement benefit was limited, in accordance with IRC Section 415, to $185,000 for 2008. The maximum compensation that may be taken into account in the calculation of retirement benefits was limited, in accordance with IRC Section 401(a)(17), to $230,000 for 2008. These limitation amounts for future years will be indexed for cost-of-living adjustments.

Benefits under the Japanese retirement plan are based on a point system. Eligible employees accumulate points over their respective service periods based on job grades. At retirement, the total points accumulated are multiplied by a unit price per point of 8,500 yen and then adjusted for years of service with the Company.

Supplemental Executive Retirement Plan

The Company's Supplemental Executive Retirement Plan ("SERP") is an unfunded and unsecured obligation of the Company and is not a tax-qualified plan. The SERP provides retirement benefits to certain officers of the Company in addition to those provided by the qualified Plan. Mr. Cloninger, Mr. Paul Amos, and Mr. Loudermilk participate in the Company's SERP. Participation in the SERP is limited to certain key employees of the Company as periodically designated by the Board of Directors. To be eligible for benefits under the SERP, participants generally must be employed with the Company or a subsidiary at age 55. To be eligible to receive benefits under the SERP, participants who began participating in the SERP after August 11, 1992, also must complete at least 15 years of employment with the Company or a subsidiary and participate in the SERP for at least five years.

The SERP includes a four-tiered benefit formula that provides for a benefit based on average final compensation. The benefit is 40% upon retirement between the ages of 55 and 59, a 50% benefit upon retirement between the ages of 60 and 64, and a 60% benefit upon retirement for ages 65 and over. A reduced 30% benefit is available to participants with at least 15 years of service who terminate employment prior to age 55.

Benefits are generally payable in the form of an annuity for the life of the participant. The participant may elect to receive reduced benefits during his or her lifetime. After his or her death, the surviving spouse will receive a benefit equal to 50% of the amount paid to the participant. The benefit formula computes benefits using the average annual compensation for the three consecutive calendar years out of the final 10 consecutive calendar years of employment that yield the highest average. Average final compensation is calculated using "Annual Compensation," which is defined to include both base salary and non-equity incentive plan compensation for a calendar year. Benefits under this plan are subject to offset for amounts paid under the qualified Plan.

Retirement Plan for Senior Officers

The CEO participates in the Retirement Plan for Senior Officers ("RPSO"). Participants in the RPSO receive full compensation for the first 12 months after retirement. Thereafter, a participant may elect to receive annual lifetime retirement benefits equal to 60% of final compensation, or 54% of such compensation with 50% of such amount to be paid to a surviving spouse for a specified period after death of the participant. Final compensation is deemed to be the higher of either the compensation paid during the last 12 months of active employment with the Company or the highest compensation received in any calendar year of the last three years preceding the date of retirement. Compensation under this plan is defined to be base salary plus non-equity incentive award.

Generally, no benefits are payable until the participant accumulates 10 years of credited service at age 60, or 20 years of credited service. Reduced benefits may be paid to a participant who retires (other than for disability) before age 65 with less than 20 years credited service. The CEO is currently the only active employee participating in the RPSO, and he has 35 years of credited service, meaning he is fully vested for retirement benefits.

All benefits under the RPSO are subject to annual cost-of-living increases as approved by the Compensation Committee. Retired participants and their spouses are also entitled to receive full medical expense benefits for their lifetimes. The benefits payable under the RPSO are not subject to Social Security or qualified Plan offsets.

The following table relates to the forgoing plans and presents information determined as of December 31, 2008.

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Daniel P. Amos	**Retirement Plan for Senior Officers**	**35**	**49,797,055**	**0**
	Aflac Incorporated Defined Benefit Pension Plan	35	797,435	0
Kriss Cloninger III	**Supplemental Executive Retirement Plan**	**17**	**10,989,860**	**0**
	Aflac Incorporated Defined Benefit Pension Plan	17	375,647	0
Paul S. Amos II	**Supplemental Executive Retirement Plan**	**4**	**495,364**	**0**
	Aflac Incorporated Defined Benefit Pension Plan	4	29,151	0
Tohru Tonoike	**Aflac Japan Defined Benefit Pension Plan**	**2**	**0**	**0**
Joey M. Loudermilk	**Supplemental Executive Retirement Plan**	**25**	**3,768,900**	**0**
	Aflac Incorporated Defined Benefit Pension Plan	25	673,326	0

(1) Assumed retirement age for all calculations was the earliest retirement age for unreduced benefits. Assumptions used to calculate pension benefits are more fully described in note 12, "Benefit Plans", in the Notes to the Consolidated Financial Statements in the Company's Annual Report to Shareholders for the year ended December 31, 2008.

NONQUALIFIED DEFERRED COMPENSATION

The following 2008 Nonqualified Deferred Compensation table shows, for Mr. Daniel Amos, Company contributions to, and earnings and account balances under, the Aflac Incorporated Executive Deferred Compensation Plan, an unfunded, unsecured deferred compensation plan. The table also includes the amount contributed and the year end accrued balance in dollars for a deferred retirement obligation for Mr. Tonoike. Mr. Tonoike does not participate in the EDCP but the Company is obligated to accrue a deferred retirement benefit under the terms of his employment agreement.

2008 NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Daniel P. Amos	**0**	**227,147**	**-386,411**	**0**	**927,665**
Kriss Cloninger III	0	0	0	0	0
Paul S. Amos II	**0**	**0**	**0**	**0**	**0**
Tohru Tonoike	0	286,536	0	0	502,031
Joey M. Loudermilk	**0**	**0**	**0**	**0**	**0**

(1) The $227,147 deferred for Mr. Amos has been included in the Summary Compensation Table above for the current year. Additionally, previous years' deferrals included in the Aggregate Balance column were reported as compensation in prior periods. The amount reported for Mr. Tonoike has been included in the non-equity incentive plan column in the Summary Compensation Table above.

(2) The Company does not pay or credit above market earnings on amounts deferred by executives.

The EDCP allows certain U.S.-based officers, including the NEOs other than Mr. Tonoike (the "Participants"), to defer up to 100% of their base salaries and up to 100% of their annual non-equity incentive awards. The Company may make discretionary matching or other discretionary contributions in such amounts, if any, that the Compensation Committee may determine from year to year. The EDCP also allows Participants to elect to defer restricted stock awarded under a Company restricted stock program and stock options that are "grandfathered" under IRC Section 409A, as discussed below. Matching or other discretionary contributions and restricted stock deferrals may be subject to vesting conditions.

The EDCP is subject to the requirements of Section 409A of the IRC. The Company amended the EDCP document to conform to Section 409A's requirements in December 2008. Deferred amounts earned and vested prior to 2005 ("grandfathered" amounts) under the EDCP are not subject to Section 409A's requirements and continue to be governed generally under the terms of the EDCP and the tax laws in effect before January 1, 2005, as applicable.

In addition to amounts that the NEOs elected to defer and amounts of discretionary contributions the Company credited to the NEOs' accounts, the amounts in the Aggregate Balance column include investment earnings (and losses) determined under the phantom investments described below. Account balances may be invested in phantom investments selected by Participants from an array of investment options that substantially mirror the funds available under the 401(k) Plan. The array of available investment options changes from time to time. As of December 31, 2008, Participants could choose from among several different investment options, including domestic and international equity, income, short-term investment, blended and Company Common Stock funds. Participants can change their investment selections daily (unless prohibited by the fund or trading restrictions on Company Common Stock) by contacting the EDCP's third-party recordkeeper in the same manner that applies to participants in the 401(k) Plan.

Each fiscal year, when Participants elect to defer compensation under the EDCP, they also may elect the timing and form of their future distributions attributable to those deferrals, with a separate election permitted for each type deferral (i.e., salary, non-equity incentive award, stock option, or restricted stock award deferral). Under this process, each NEO may elect for distributions attributable to deferrals either to be made or begin in a specific year (whether or not employment has then ended) or at a time that begins six months after the NEO's termination of employment. Each NEO may elect for any distribution to be made in a lump sum or in up to 10 annual installments. Distributions attributable to discretionary contributions are made in the form and at the time specified by the Company.

An NEO may delay the timing and form of his or her distributions attributable to his or her deferrals as long as the change is made at least 12 months before the initial distribution date. With respect to non-grandfathered amounts, new elections must satisfy the requirements of Section 409A. In general, Section 409A requires that distributions may not be accelerated (other than for hardships) and any delayed distribution may not begin earlier than five years after the original distribution date.

Deferral amounts for which no distribution elections have been made are distributed in a lump sum six months after an NEO separates from service.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The Company has employment agreements with all of the NEOs. The agreements are substantially similar in nature and contain provisions relating to termination, disability, death and changes in control of the Company. As previously mentioned in our CD&A, Mr. Daniel Amos, in the fourth quarter of 2008, decided to voluntarily forgo certain "golden parachute" and other severance components in his employment agreement (the provisions providing for special payments in connection with a change in control of the Company or other termination of employment). The elimination of these potential payments to Mr. Daniel Amos has been reflected in the 2008 Potential Payments Upon Termination or Change in Control table below. For the remaining NEOs, the Company remains obligated to continue compensation and benefits to the NEO for the scheduled term of the agreement if the employment of the NEO is terminated by the Company without "good cause." If the NEO's employment is terminated by the Company for "good cause," or by the NEO without "good reason," the Company is generally obligated to pay compensation and benefits only to the date of termination (except that the NEO is entitled to benefits under the RPSO or SERP if the termination is not for "good cause"). "Good cause" generally means (i) the willful failure by the NEO to substantially perform his management duties for more than 60 days, (ii) intentional conduct by the NEO causing substantial injury to the Company, or (iii) the conviction or plea of guilty by the NEO of a felony crime involving moral turpitude. "Good reason" is defined to include a breach of the agreement, a diminution or change in the NEO's title, duties, or authority, or a relocation of the Company's principal offices. Upon voluntary termination without "good reason" or termination by the Company for "good cause," the NEO is prohibited for a two-year period from directly or indirectly competing with the Company.

The agreements provide that compensation and benefits continue for certain specified periods in the event that the NEO becomes totally disabled. Upon the death of the NEO, his estate is to be paid an amount, payable over a three-year period, equal to the NEO's base salary and any non-equity incentive award actually paid during the last three years of his life.

Upon a "change in control" of the Company, the employment agreements are extended for an additional three-year period. If, following a change in control, the NEO's (with the exception of Mr. Daniel Amos) employment with the Company is terminated by the Company without "good cause," or by the NEO for "good reason," the Company must pay to the NEO, among other payments but in lieu of any further salary payments subsequent to the date of termination, a lump-sum severance payment equal to three times the sum of the NEO's base salary and non-equity incentive award under the MIP (as paid during periods specified in the agreement).

A "change in control" is generally deemed to occur when (i) a person or group acquires beneficial ownership of 30% or more of the Company's Common Stock; (ii) during any period of two consecutive years, individuals who constitute the Board at the beginning of such period cease for any reason to constitute a majority of the Board; or (iii) the shareholders approve a liquidation or sale of substantially all of the assets of the Company or certain merger and consolidation transactions.

Under the employment agreements of Messrs. Cloninger, Paul Amos, and Loudermilk, each is a participant in the SERP but not the RPSO. Under the SERP, as amended, in the event that a participant's employment with the Company is terminated within two years after a "change in control" of the Company other than for death, disability or cause, or a participant terminates his employment during such period for "good reason," the participant becomes 100% vested in his retirement benefits and is entitled to receive a lump-sum amount equal to the actuarial equivalent of the annual retirement benefit to which he would have been entitled had he remained in the employ of the Company until (i) age 55 (in the case of a participant who is not yet 55); (ii) age 60 (in the case of a participant who is at least 55, but not yet 60); or (iii) age 65 (in the case of a participant who is at least 60, but not yet 65), as the case may be. A "change in control" shall generally occur under the same circumstances described in the paragraph above. "Cause" for this purpose generally means (i) the participant's willful failure to substantially perform his duties with the Company (other than that resulting from illness or after a participant gives notice of termination of employment for "good reason") after a written demand for substantial performance is delivered to the participant by the Board or (ii) the willful engaging by the participant in conduct materially injurious to the Company. "Good reason" is defined for this purpose to include various adverse changes in employment status, duties, and/or compensation and benefits following a "change in control." Benefits may be reduced to the extent that they are not deductible by the Company for income tax purposes.

The table below reflects the amount of compensation payable to each of the NEOs in the event of termination of such executive's employment. The amounts shown assume in all cases that the termination was effective on December 31, 2008, and therefore include amounts earned through such time and estimates of the amounts which would be paid to the NEOs upon their termination. Due to the number of factors that affect the nature and amount of any benefits under the various termination scenarios, actual amounts paid or distributed may be different. Messrs. Daniel Amos, Cloninger, and Loudermilk are the only NEOs who are eligible to receive immediate retirement benefits. See "Pension Benefits" and "Nonqualified Deferred Compensation" above for more information about these benefits.

The provision for potential payments upon termination, retirement, death, disability, and change in control in the NEOs' employment agreements are generally similar in nature, with the exception of Mr. Daniel Amos who has amended his employment agreement to remove provisions that entitle him to termination payments of salary and non-equity incentives in connection with a change in control of the Company or his termination by the Company. The agreements impose various non-competition and other requirements upon termination of employment. As noted in the table that follows, the benefits provided and requirements imposed vary with the circumstances under which the termination occurs.

2008 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

		Before Change in Control						
Name	**Benefit**	**Company Termination without "Good Cause" or by employee for "Good Reason" ($)(1)**	**Company Termination for "Good Cause" ($)(2)**	**Voluntary Termination without "Good Reason" and no competition ($)(3)**	**Voluntary Termination with competition ($)(4)**	**Death ($)(5)**	**Disability ($)(6)**	**Change in Control termination without "Good Cause" or for "Good Reason" ($)(7)**
Daniel P. Amos	**Salary**	0	0	0	0	3,869,400	2,007,300	0
	Non-equity Incentive Award (8)	0	0	0	0	5,021,932	0	0
	Severance	0	0	0	0	0	0	0
	Retirement (9)	(12)	797,435	(12)	(12)	32,023,965	(12)	(12)
	EDCP	(13)	(13)	(13)	(13)	(13)	(13)	(13)
	Health & Welfare Benefits (10)	354,000	0	356,000	356,000	275,000	359,000	359,000
	Stock Options & Awards (11)	7,599,905	0	7,599,905	0	7,599,905	7,599,905	7,599,905
	Life Insurance	0	0	0	0	500,000	0	0
	Totals (14)	59,476,060	1,725,100	59,478,060	51,878,155	50,217,867	61,488,360	59,481,060
Kriss Cloninger III	**Salary**	1,894,088	0	0	0	2,480,000	1,286,550	0
	Non-equity Incentive Award (8)	2,929,590	913,119	913,119	0	4,381,290	2,282,798	913,119
	Severance	0	0	0	0	0	0	6,911,175
	Retirement (9)	(12)	375,647	(12)	375,647	6,326,128	(12)	(12)
	Health & Welfare Benefits (10)	60,000	0	56,000	0	0	58,000	58,000
	Stock Options & Awards (11)	4,308,960	0	0	0	4,308,960	4,308,960	4,308,960
	Life Insurance	0	0	0	0	500,000	0	0
	Totals (14)	20,558,145	1,288,766	12,334,626	375,647	17,996,378	19,301,815	23,556,761

Name	Benefit	Before Change in Control: Company Termination without "Good Cause" or by employee for "Good Reason" ($)(1)	Company Termination for "Good Cause" ($)(2)	Voluntary Termination without "Good Reason" and no competition ($)(3)	Voluntary Termination with competition ($)(4)	Death ($)(5)	Disability ($)(6)	Change in Control termination without "Good Cause" or for "Good Reason" ($)(7)
Paul S. Amos II	**Salary**	933,334	0	0	0	1,234,217	700,001	0
	Non-equity Incentive Award (8)	1,279,602	426,534	426,534	0	1,827,387	1,066,335	426,534
	Severance	0	0	0	0	0	0	3,000,744
	Retirement (9)	0	0	0	0	247,682	(12)	(12)
	Health & Welfare Benefits (10)	23,000	0	0	0	0	18,000	35,000
	Stock Options & Awards (11)	1,191,840	0	0	0	1,191,840	1,191,840	1,191,840
	Life Insurance	0	0	0	0	500,000	0	0
	Totals (14)	3,427,776	426,534	426,534	0	5,001,126	3,500,691	5,178,633
Tohru Tonoike	**Salary**	1,036,632	0	0	0	871,903	777,474	0
	Non-equity Incentive Award (8)	1,641,069	547,023	547,023	0	1,505,445	1,367,558	547,023
	Severance	0	0	0	0	0	0	3,196,017
	Retirement (9)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	EDCP	(13)	(13)	(13)	(13)	(13)	(13)	(13)
	Health & Welfare Benefits (10)	0	0	0	0	0	0	0
	Stock Options & Awards (11)	1,375,200	0	0	0	1,375,200	1,375,200	1,375,200
	Life Insurance	0	0	0	0	502,610	0	0
	Totals (14)	4,554,932	1,049,054	1,049,054	502,031	4,757,189	4,022,262	5,620,271
Joey M. Loudermilk	**Salary**	1,342,667	0	0	0	1,456,000	755,250	0
	Non-equity Incentive Award (8)	1,760,323	480,088	480,088	0	1,923,824	1,200,220	480,088
	Severance	0	0	0	0	0	0	3,076,080
	Retirement (9)	(12)	673,326	(12)	673,326	2,183,930	(12)	(12)
	Health & Welfare Benefits (10)	123,000	0	126,000	0	0	127,000	127,000
	Stock Options & Awards (11)	1,054,320	0	1,054,320	0	1,054,320	1,054,320	1,054,320
	Life Insurance	0	0	0	0	500,000	0	0
	Totals (14)	8,722,535	1,153,414	6,102,634	673,326	7,118,074	7,579,016	9,179,714

(1) Salary and non-equity incentive award would be paid semi-monthly for the contract term, with the exception of Mr. Daniel Amos, who voluntarily gave up his right to such salary and non-equity incentive payments. All health and welfare benefits would continue for the remainder of the contract term.

(2) Termination for good cause eliminates the salary and non-equity incentive award obligation for the remainder of the contract period and the executive forfeits his participation in any supplemental retirement plan.

(3) Voluntary termination by the executive without good reason eliminates the salary and non-equity incentive award obligations for the remainder of the contract term.

(4) If the executive leaves the Company to go into direct competition, he will eliminate the right to any further salary and non-equity incentive award obligations on the part of the Company.

(5) Upon death, the executive's estate is entitled to receive terminal pay (paid in equal installments over 36 months) equal to the amount of the executive's base pay and non-equity incentive award for the previous 36 months of his life. Additionally, retirement benefits in this column reflect the present value of the accumulated benefit obligation for a surviving spouse annuity.

(6) Any actual Company paid disability benefits would be offset by the maximum annual amount allowed ($96,000) under the Company sponsored disability income plan for all executives except for Mr. Tonoike.

(7) Termination after a change in control entitles the executive to a lump-sum severance payment of three times the sum of: (i) the executive's annual base salary in effect immediately prior to the change in control, and (ii) the highest non-equity incentive award paid in the year preceding the termination date or the year preceding the change in control. As previously mentioned, Mr. Daniel Amos voluntarily gave up his right to these payments by amending his employment agreement in the fourth quarter of 2008.

(8) The non-equity incentive award amounts on this line include in all instances, except for termination with competition, the 2008 non-equity incentive award that was paid to the NEOs in February 2009.

(9) Retirement benefits expressed in dollars and disclosed in certain columns of this table relate to termination events where the executive would receive a benefit different from that disclosed in the Pension Benefits table. Generally, the termination events resulting in a payment in lieu of the amount disclosed in the Pension Benefits table are termination for "good cause" and death, except for Paul Amos who has less than the required years of credited service to qualify for certain pension benefits.

(10) Represents the estimated lump sum present value of all premiums that would be paid for applicable health and welfare plan benefits.

(11) Represents the estimated value of accelerated vesting of stock options and awards. The value for stock options and awards was determined as follows: for stock options, the excess of the closing price on the NYSE on the last business day of the year over the option exercise price multiplied by the number of unvested option shares; for stock awards, the number of unvested stock awards multiplied by the same closing price used for options.

(12) See the Pension Benefits section in this Proxy Statement including the table that details the accumulated benefit obligation for the executives.

(13) See the Nonqualified Deferred Compensation section in this Proxy Statement, including the table that details deferred compensation balances for the executives.

(14) Totals were calculated to present a full walk-away value and include salary, non-equity incentive award, severance where applicable, the present value of the NEO's accumulated benefit under all retirement plans as presented above in the Pension Benefits table or as a surviving spouse benefit in the death column, the value of nonqualified deferred compensation as presented in the 2008 Nonqualified Deferred Compensation table, the present value of any health and welfare benefits, the value of long-term equity incentives that would accelerate vesting, and life insurance proceeds upon death.

DIRECTOR COMPENSATION

Directors who also serve as officers of the Company or its subsidiaries are not entitled to compensation as Board members. All other Directors of the Company ("Non-employee Directors") receive $50,000 annually for service as such. A Non-employee Director serving on one or more committees of the Board receives an additional $8,400 annually for that service. A Non-employee Director serving on the Audit Committee receives an additional $10,000 annually for that service. Each Non-employee Director also receives $2,000 for attendance at each meeting of the Board of Directors. In addition, the chairmen of the Compensation Committee, Audit Committee, and Corporate Governance Committee receive additional annual fees of $10,000, $12,000, and $7,500, respectively.

When a Non-employee Director first joins the Board of Directors, he or she is granted an award of nonqualified stock options, stock appreciation rights, restricted stock, or a combination thereof with a value as determined by the Board of Directors, not in excess of the value of a nonqualified stock option covering an aggregate of 10,000 shares of Common Stock. In the following calendar year, and for each year thereafter, each Non-employee Director may, at the discretion of the Board, receive nonqualified stock options, stock appreciation rights, restricted stock, or a combination thereof with a value not in excess of the value of a nonqualified stock option covering an aggregate of up to 5,000 shares of Common Stock. If the Board grants stock options, it may permit Non-employee Directors to elect to receive restricted stock in lieu thereof. In 2008, all Non-employee Directors received nonqualified stock options covering 5,000 shares of Common Stock, except for one Non-employee Director who elected to receive all or a portion of such stock option grant in the form of restricted stock. The exercise price for the stock options is the closing market price of the Common Stock on the date of grant. Options granted to each Non-employee Director become exercisable under the terms and conditions as determined by the Board of Directors at the date of grant. Grants of options made to Non-employee Directors in 2008 become exercisable in equal installments on each of the next four anniversaries of the date of the option, and restricted stock awards issued in 2008 become vested on the fourth anniversary of the date of the award, in each case if the Non-employee Director continues to be a Director through such date. However, upon cessation of service by reason of retirement, a Non-employee Director becomes immediately vested in all outstanding stock options and awards that have not yet expired, as long as the Non-employee Director has completed at least one full year of vesting.

Non-employee Directors, with the exception of those who are or within one year will become retirement eligible, may elect to have all or a portion of their Board annual retainer and/or meeting fees paid in the form of immediately vested nonqualified stock options, restricted stock that vests upon four years of continued service, or a combination thereof as determined by the Board of Directors. In 2008, none of the Non-employee Directors made such an election.

The following table identifies each item of compensation paid to Non-employee Directors for 2008.

2008 DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash $	Stock Awards ($)(2)	Option Awards ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total $
Yoshiro Aoki	67,867	0	76,508	0	1,714	146,089
Michael H. Armacost	67,867	0	64,352	1,969	1,151	135,339
Joe Frank Harris	67,867	0	64,352	0	1,115	133,334
Elizabeth J. Hudson	67,867	0	64,352	2,113	1,026	135,358
Douglas W. Johnson	76,933	0	64,352	0	3,360	144,645
Robert B. Johnson	77,867	24,895	39,644	0	4,993	147,399
Charles B. Knapp	76,933	0	64,352	586	1,026	142,897
Barbara K. Rimer, Dr. PH	67,867	0	64,352	11,053	1,026	144,298
Marvin R. Schuster	84,433	0	64,352	18,466	3,483	170,734
David Gary Thompson	67,867	0	66,014	0	3,446	137,327
Robert L. Wright	88,933	13,939	37,706	15,721	3,446	159,745
John Shelby Amos II	67,867	0	64,352	0	3,595,320	3,727,539
Kenneth S. Janke Sr.	67,867	55,155	2,987	0	1,209	127,218
E. Stephen Purdom	67,867	0	64,352	23,172	42,157	197,548

(1) Daniel P. Amos, Chairman and CEO; Paul S. Amos II, President, Aflac and COO, Aflac U.S.; and Kriss Cloninger III, President, CFO, and Treasurer, are not included in the table, as they are employees of the Company and thus do not receive compensation for their services as Directors. The compensation received by Messrs. Daniel Amos, Paul Amos, and Cloninger as employees of the Company is shown in the Summary Compensation Table.

(2) This column represents the dollar amount recognized in accordance with SFAS No. 123(R) for financial statement purposes with respect to the 2008 fiscal year for the fair value of restricted stock granted in 2008 as well as prior fiscal years. The fair values of the awards granted on August 12, 2008, were calculated using the closing stock price on August 12, 2008, of $55.72. Each Non-employee Director may elect, in the year prior to the grant, to convert all or a portion of any annual stock option grant to restricted stock based upon a conversion formula approved by the Board of Directors. The following Non-employee Directors have outstanding stock awards that will each vest upon the fourth anniversary of the awards: Mr. Kenneth Janke Sr., 4,529; Mr. Robert B. Johnson, 1,765; and Mr. Robert L. Wright, 1,058.

(3) This column represents the dollar amount recognized for financial statement purposes for the fiscal year ended December 31, 2008, in accordance with SFAS No. 123(R) and thus includes amounts from options granted in and prior to 2008. Assumptions used to calculate SFAS No. 123(R) are more fully described in Note 10 "Share-Based Transactions" in the Notes to the Consolidated Financial Statements in the Company's Annual Report to Shareholders for the year ended December 31, 2008. The fair value of the options granted to Non-employee Directors as of August 12, 2008, at an option price of $55.72 and with vesting of 25% per year on each of the four anniversaries of the option grant, was estimated in accordance with SFAS No. 123(R) using the multiple option approach of the Black-Scholes-Merton option pricing model. The fair value per option for each of the option's four vesting periods was $13.77 for the options vesting on August 12, 2009; $15.02 for the options vesting on August 12, 2010; $16.13 for the options vesting on August 12, 2011; and $17.12 for the options vesting on August 12, 2012. The fair value per option was based on an assumption of four years of expected life from each of the four vesting dates, expected volatility of 25%, expected dividend yield of 1.3% and a risk free interest rate of 3.5%. As of December 31, 2008, each Non-employee Director had the following number of stock options outstanding: Yoshiro Aoki, 15,000; Michael H. Armacost, 31,000; Joe Frank Harris, 31,000; Elizabeth J. Hudson, 31,000; Douglas W. Johnson, 31,000; Robert B. Johnson, 33,000; Charles B. Knapp, 31,000; Barbara K. Rimer, Dr. PH, 31,000; Marvin R. Schuster, 51,000; David Gary Thompson, 23,000; Robert L. Wright, 47,000; John Shelby Amos II, 31,000; Kenneth S. Janke Sr., 11,000; and E. Stephen Purdom, 31,000.

(4) The Company maintains a retirement plan for Non-employee Directors who have attained age 55 and completed at least five years of service as a Non-employee Director. Effective 2002, newly elected Non-employee Directors are not eligible for participation in this plan. The annual benefit paid to a Non-employee Director upon retirement (or to his or her spouse in the event of death prior to completion of payments under the plan) is equal to the Non-employee Director's compensation for the 12 months preceding retirement, including retainer and regular Board member fees, but excluding committee fees, paid for a period of time equal to the number of completed years served. The Non-employee Directors do not participate in any nonqualified deferred compensation plans. The aggregate change in the actuarial present value of the accumulated benefit obligation for John Shelby Amos II, Joe Frank Harris, and Kenneth S. Janke Sr. was a decrease of $7,430, $7,499, and $11,933, respectively. Yoshiro Aoki, Douglas W. Johnson, Robert B. Johnson and David Gary Thompson do not participate in the plan.

(5) Included in All Other Compensation for John Shelby Amos II, who presently serves as the State Sales Coordinator-Alabama/West Florida, is $3,577,640 in renewal and first-year sales commissions before expenses. The compensation arrangement with John Shelby Amos II was no more favorable when contracted than those of other State Sales Coordinators. Additionally, included in All Other Compensation is $40,000 paid to E. Stephen Purdom for consulting services provided to Aflac Japan.

RELATED PERSON TRANSACTIONS

The Company recognizes that transactions between the Company and any of its Directors or executives can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than the best interests of the Company and its shareholders. Accordingly, consistent with the Company's Code of Business Conduct and Ethics, as a general matter, it is the Company's preference to avoid such transactions. Nevertheless, the Company recognizes that there are situations where such transactions may be, or may not be, inconsistent with the best interests of the Company and its shareholders. Therefore, the Company has adopted a formal policy which requires the Company's Audit Committee to review and, if appropriate, to approve or ratify any such transactions. Pursuant to the policy, the Audit Committee will review any transaction in which the Company is or will be a participant and the amount involved exceeds $120,000, and in which any of the Company's Directors or executives had, has or will have a direct or indirect material interest. After its review the Audit Committee will only approve or ratify those transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Audit Committee determines in good faith.

Each of the following ongoing transactions, which commenced prior to the adoption of the formal policy, has been reviewed and ratified by the Audit Committee:

In 2008, Aflac paid $139,607 to a corporation of which Maria Theresa Land, the sister of John Shelby Amos II, is the sole shareholder. This amount was earned as renewal commissions before expenses by W. Donald Land, the deceased husband of Maria Theresa Land. W. Donald Land served as State Sales Coordinator-Florida with Aflac from 1975 until May 1990. In 2008, Aflac paid $421,761 to Michael S. Kirkland, the son of Ronald E. Kirkland, the Sr. Vice President, Director of Sales. Michael Kirkland serves as a State Sales Coordinator-Texas East. In 2008, Aflac paid $618,771 to Jonathan S. Kirkland, the son of Ronald E. Kirkland. Jonathan Kirkland serves as a State Sales Coordinator-Colorado. The amounts for Michael Kirkland and Jonathan Kirkland were earned as renewal and first-year commissions before expenses. State Sales Coordinators are not salaried employees but are independent contractors compensated on a commission basis and are required to pay their own expenses, including travel, office expenses, incentives for District and Regional Sales Coordinators and Associates in their states, and recruiting and training costs. The compensation arrangement with W. Donald Land, Michael Kirkland, and Jonathan Kirkland was no more favorable when contracted than those of other State Sales Coordinators.

In 2008, Aflac paid $345,651 to John William Amos, the son of John Shelby Amos II. This amount was earned as renewal and first-year commissions before expenses. John William Amos serves as a Regional Sales Coordinator-Alabama/West Florida. In 2008, $307,055 was paid by Aflac to Joe Frank Harris Jr., the son of Joe Frank Harris. This amount was earned as renewal and first-year commissions before expenses. Joe Frank Harris Jr. serves as a Regional Sales Coordinator-Georgia/Northwest. Regional Sales Coordinators are not salaried employees but are independent contractors compensated on a commission basis and are required to pay their own expenses. The compensation arrangement with John William Amos and Joe Frank Harris Jr. is no more favorable than with other Regional Sales Coordinators.

During 2008, Aflac Japan, Aflac Insurance Services Co., Ltd., and Aflac Payment Services Co., Ltd. leased office space from Seiwa Sogo Tatemono Co., Ltd. Lease payments made in 2008 totaled $2,374,879. Yoshiro Aoki, a Director of the Company, is and throughout 2008 was President and a Director of Seiwa Sogo Tatemono.

For services rendered in 2008, the Company paid $497,603 in salary and non-equity incentive award to Kenneth S. Janke Jr., the son of Kenneth S. Janke Sr. Mr. Janke Jr. serves as Senior Vice President, Investor Relations. In addition, he received such employee benefits and other compensation (including equity awards) as were generally made available to senior management of the Company. For services rendered in 2008, in addition to the amount disclosed above, Aflac paid $32,875 in salary and non-equity incentive award to Jonathan S. Kirkland, the son of Ronald E. Kirkland. Mr. Jonathan Kirkland served Aflac as Sales Strategy Consultant for part of the year. For services rendered in 2008, Aflac paid $139,727 in salary and non-equity incentive award to J. Matthew Loudermilk, the son of Joey M. Loudermilk. Mr. J. Matthew Loudermilk serves as Second Vice President, Associate Counsel, of Aflac and Assistant Corporate Secretary of the Company and Aflac. In addition, they received such employee benefits and other compensation (including equity awards) pursuant to the Company's equity award and benefit programs. All of these employees are also eligible to participate in all fringe benefit programs generally available to employees and their compensation is commensurate with that of their peers.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information with respect to compensation plans under which our equity securities are authorized for issuance to our employees or Non-employee Directors, as of December 31, 2008.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity Compensation Plans Approved by Shareholders	16,335,546	$37.95	20,706,118*
Equity Compensation Plans Not Approved by Shareholders	-0-	-0-	-0-
Total	16,335,546	$37.95	20,706,118

*Of the shares listed in column (c), 10,725,755 shares are available for grant other than in the form of options, warrants, or rights (i.e., in the form of restricted stock or restricted stock units).

AUDIT COMMITTEE REPORT

The Audit Committee of the Company's Board of Directors is composed of four directors, each of whom, the Board has determined, is independent as defined by the NYSE listing standards and SEC rules, and is financially literate. The Board has determined that at least one member of the Audit Committee is an audit committee financial expert as defined by the SEC rules. Mr. Douglas W. Johnson, with 30 years as an auditor with Ernst & Young, 20 of those years as a partner, working primarily with the insurance industry segment, is the audit committee financial expert. The Audit Committee operates under a written charter adopted by the Board of Directors.

Management has the primary responsibility for the Company's financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for performing an independent audit of the

Company's consolidated financial statements in conformity with the auditing standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and issuing a report thereon. The Audit Committee has general oversight responsibility to monitor and oversee these processes on behalf of the Board of Directors.

In connection with these responsibilities, the Audit Committee has met with management and the independent registered public accounting firm to review and discuss the Company's audited consolidated financial statements for the year ended December 31, 2008. The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) and the NYSE. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. The Audit Committee has reviewed this report and such firm's work throughout the year in order to evaluate the independent registered public accounting firm's qualifications, performance, and independence.

Additionally, the Audit Committee has monitored the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002 regarding the reporting related to internal control over financial reporting. This monitoring process has included regular reports and representations by financial management of the Company, the internal auditors, and by KPMG LLP, the independent registered public accounting firm. The Audit Committee has also reviewed the certifications of Company executive officers contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC, as well as reports issued by KPMG LLP, included in the Company's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and (ii) the effectiveness of internal control over financial reporting.

Based upon the Audit Committee's discussions with management and the independent registered public accounting firm, as set forth above, and the Audit Committee's review of the representations of management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the SEC.

Audit Committee

Robert L. Wright, Chairman
Douglas W. Johnson (financial expert)
Charles B. Knapp
Marvin R. Schuster

2. ADVISORY VOTE ON EXECUTIVE PAY-FOR-PERFORMANCE COMPENSATION

We believe that our compensation policies and procedures are centered on a pay for performance culture and are strongly aligned with the long-term interests of our shareholders. This advisory shareholder vote, commonly known as "Say-on-Pay," gives you as a shareholder the opportunity to endorse or not endorse our executive pay program and policies through the following resolution.

"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation in this Proxy Statement."

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

We believe the "Say-on-Pay" proposal demonstrates our commitment to our shareholders; that commitment extends beyond adopting innovative corporate governance practices. We also are committed to achieving a high level of total return for our shareholders.

Since August 1990, when Mr. Daniel Amos was appointed as our CEO through December 31, 2008, our Company's total return to shareholders, including reinvested cash dividends, has exceeded 2,852% compared with 418% for the Dow Jones Industrial Average and 309% for the S&P 500.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE PAY-FOR-PERFORMANCE COMPENSATION POLICIES AND PROCEDURES EMPLOYED BY THE COMPENSATION COMMITTEE, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS AND THE TABULAR DISCLOSURE REGARDING NAMED EXECUTIVE OFFICER COMPENSATION IN THIS PROXY STATEMENT.

3. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In February 2009, the Audit Committee voted to appoint KPMG LLP, an independent registered public accounting firm, to perform the annual audit of the Company's consolidated financial statements for the fiscal year 2009, subject to ratification by the shareholders.

Representatives of KPMG LLP are expected to be present at the 2009 Annual Meeting of Shareholders with the opportunity to make a statement if they so desire. Such representatives are expected to be available to respond to appropriate questions.

The aggregate fees for professional services rendered to the Company by KPMG LLP for the years ended December 31, were as follows:

	2008	2007
Audit fees — Audit of the Company's consolidated financial statements for the years ended December 31*	$4,063,654	$3,993,446
Audit related fees (audits of subsidiaries and employee benefit plans)	66,600	114,644
Tax fees	1,670	1,500
All other fees	0	35,000
Total fees:	$4,131,924	$4,144,590

(*)The audit fees for 2008 and 2007 include $1,798,014 and $1,822,861, respectively for the services rendered for the attestation with respect to, and related reviews of, the Company's internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee of the Board of Directors has considered whether the provision of the non-audit professional services is compatible with maintaining KPMG LLP's independence and has concluded that it is. The Audit Committee pre-approves all audit and non-audit services provided by KPMG LLP.

THE BOARD OF DIRECTORS RECOMMENDS UNANIMOUSLY A VOTE "FOR" RATIFICATION OF THE SELECTION OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Shareholder Proposals

For a shareholder's proposal to be included in the Company's Proxy Statement for the 2010 Annual Meeting of Shareholders, the shareholder must follow the procedures of Rule 14a-8 under the Exchange Act, and the proposal must be received by the Secretary of the Company by November 25, 2009. To be timely, shareholder proposals submitted outside the processes of Rule 14a-8 must be received by the Secretary of the Company after January 4, 2010 and before February 3, 2010.

Annual Report

The Company has delivered a copy of its Annual Report to each shareholder entitled to vote at the 2009 Annual Meeting of Shareholders. A copy of the Company's Form 10-K is available at no charge to all shareholders. For a copy, write to:

Kenneth S. Janke Jr.
Senior Vice President, Investor Relations
Aflac Incorporated
Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999

By Order of the Board of Directors,

Joey M. Loudermilk
Secretary

March 25, 2009

A-13057-09

Financial Highlights

Aflac Incorporated and Subsidiaries

	2008	2007	2006	% Change 2008 – 2007
For the Year:				
(In millions)				
Total revenues	**$ 16,554**	$ 15,393	$ 14,616	7.5%
Pretax earnings	**1,914**	2,499	2,264	(23.4)
Net earnings	**1,254**	1,634	1,483	(23.2)
At Year-end:				
(In millions)				
Total investments and cash	**$ 68,550**	$ 57,056	$ 51,972	20.1%
Total assets	**79,331**	65,805	59,805	20.6
Shareholders' equity	**6,639**	8,795	8,341	(24.5)
Per Common Share:				
Net earnings (basic)	**$ 2.65**	$ 3.35	$ 2.99	(20.9)%
Net earnings (diluted)	**2.62**	3.31	2.95	(20.8)
Shareholders' equity	**14.23**	18.08	16.93	(21.3)
Cash dividends paid	**.96**	.80	.55	20.0
Supplemental Data:				
Number of common shares outstanding	**466,615,392**	486,529,962	492,549,966	
Number of registered common shareholders	**83,022**	80,062	82,647	
Number of full-time employees	**8,242**	8,213	7,704	



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.38
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.193
.167
.147
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Annual Cash Dividends Paid Per Share

Aflac has increased its annual dividend for 26 consecutive years. Total cash dividends paid in 2008 were 20.0% higher than in 2007.



Message from Management

Another Year of Making a Difference

2008 was a year for the history books. As 2008 progressed, it became abundantly clear that the U.S. economy was on a downward trajectory. With the housing market rapidly deteriorating, economic weakness took its toll on the U.S. consumer. Then the financial crisis erupted late in the year, which was both unimaginable and frightening. It's an understatement to say that 2008 tested virtually every company, including Aflac. Although the global economic downturn dampened the growth of our new policy sales last year, we still sold more than 5.5 million policies in the United States and Japan in 2008, generating more than $2.6 billion of new annualized premium.

A year like 2008 reminds us of why it's so important to stay focused on what Aflac does best. Aflac develops and markets affordable products consumers need to help protect them from unexpected health-related expenses. Furthermore, it is our duty to invest the premiums we collect to ensure we will always meet our policyholder obligations. And it is our goal to operate efficiently and generate consistent growth that will reward our shareholders. In the best or worst of times, our focus hasn't changed.

Aflac Incorporated Results

Despite the challenges Aflac faced in 2008, we generated solid financial performance for the year. Total revenues rose 7.5% to $16.6 billion, reflecting solid growth in premium income and net investment income, as well as the benefit of the stronger yen/dollar exchange rate for the year. Importantly, we achieved the primary financial objective we use internally to assess the growth of our business for the 19th consecutive year – the growth of net earnings per diluted share, excluding items that are inherently either uncontrollable or unpredictable. We believe this measure best exemplifies our management and business performance, and that achieving it is the principal driver of creating value for our shareholders over the long term.

Net earnings in 2008 were $1.3 billion, or $2.62 per diluted share, compared with $1.6 billion, or $3.31 per share, in 2007. The decline in net earnings for the year resulted from sizeable realized investment losses attributable to the financial crisis. The realized losses primarily arose from the sale of our holdings of Lehman Brothers debt, and the impairments of our investments in certain perpetual securities, collateralized debt obligations (CDOs) and other corporate securities.

Prior to the onset of the financial crisis, we deployed capital to benefit our shareholders. We bought 23.2 million of Aflac's shares in 2008, with the purchases all funded with internal capital. Since initiating our repurchase



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$2.62
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Net Earnings Per Diluted Share
Internal Performance Measure

Net Earnings Per Diluted Share

Net earnings benefited from record operating results, although realized investment losses increased sharply in 2008. Based on the internal financial measure we use to assess management's performance, which excludes items that are either outside management's control or inherently unpredictable, we achieved our primary financial target in 2008.

Amounts in 2001 through 2004 have been adjusted to reflect adoption of SFAS 123R on January 1, 2005.



Daniel P. Amos
Chairman and CEO

program in 1994, we have bought more than 232 million shares. We also increased cash dividends. Paid cash dividends in 2008 were 20.0% higher than in 2007. In October 2008, the board of directors approved a 16.7% increase in the cash dividend effective with the first quarter of 2009, which will mark our 27th consecutive year of dividend increases. While we still believe our capital position to be strong, we will be closely monitoring global financial markets and Aflac's capital position as 2009 progresses. As we have previously announced, we do not anticipate buying shares during the first half of the year. Beyond the first six months, we will evaluate that market and our capital position. Obviously if conditions do not improve, or if they deteriorate further, it is unlikely we will buy shares back this year. Although a significantly stronger yen to the dollar at the end of the year and realized investment losses in 2008 suppressed our risk-based capital ratio, that important measure of capital adequacy was still 476.5% at the end of 2008. We believe our ratio compares favorably to the industry.

Investing Prudently in a Volatile Market

I'm sure every individual and institutional investor revisited their investment approach in 2008 to make sure it was still appropriate. We certainly did. However, we're convinced our global investment approach, which has been consistently guided by Aflac's board of directors for many years, proved to be prudent and effective in an extremely distressed environment. Our investment policy prohibits us from purchasing assets that are deemed "speculative in nature." As such, we do not purchase junk bonds, nor do we have any direct investment exposure to the subprime mortgage market. At the end of 2008, more than 98% of our holdings were investment grade.

We purchase investments that best support the liabilities of our insurance operations. Our products in Japan, for instance, produce long-duration, yen-denominated policy liabilities. As such, we purchase long-duration, yen-denominated assets to support those liabilities. With the widening of credit spreads in 2008, the long-duration nature of our investments and the stronger yen in relation to the dollar led to a large unrealized loss in our portfolio. However, because of our very strong cash flows, we do not anticipate liquidating securities at a loss to make claims payments. Instead, we have both the intent and ability to hold our investments until the market prices recover, or when they mature.

Aflac Japan

We were pleased to see Aflac Japan's new annualized premium sales increase slightly for the year, even though they fell below our annual target for 2008. At the same time, we remain encouraged about the opportunities in the Japanese market, especially in light of two new distribution opportunities that have started gaining traction.


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Total Revenues
(In billions)

Despite a significant increase in realized investment losses, total revenues rose 7.5% to $16.6 billion in 2008, benefiting from solid growth in premium income and the stronger yen.

Following a regulatory change, we began offering our products to banking customers over the counter in Japan at the start of 2008. We believe the opportunity to sell through Japan's vast banking network will benefit our sales in the long run, as we have established longstanding and extensive relationships over the years within the banking sector. In fact, we have secured a much greater number of selling agreements with banks than any of our competitors.

The second new channel was presented when the Japan Post Network Co., Ltd. selected Aflac to be the provider of cancer insurance. The Japan Post Network Co., Ltd. has a long history of successfully selling insurance to consumers. We began selling through 300 post offices in October 2008.

These new opportunities add to our confidence in Aflac Japan's core competitive strengths that have positioned us as the number one seller of both cancer and stand-alone medical insurance, and as the largest insurer in Japan in terms of individual policies in force. We also believe the need for our products, combined with our well-known and well-respected brand, tremendous scale, efficient operations, relevant products, broadening distribution and dedicated customer service, will continue to help Aflac stand out and position us for future success.

Aflac U.S.

Throughout our history of operating for more than 50 years in the United States, we have never encountered a period when the sale of our products was impacted by economic conditions – until now. As each quarter passed in 2008, it became clearer that the purchase decisions of some of our potential customers were being affected by the weakening economy.

Although 2008 was a challenging year for Aflac U.S. in terms of new annualized premium sales, we concluded the year convinced of one thing: The demand for our products may have been temporarily interrupted by the economic downturn, but the need for the products we sell has not changed. The incidence of serious illnesses like cancer does not change with economic cycles, nor do the costs associated with treatment decline when times are tough. Actually, a case can be made that Aflac's protection products are more needed in a weak economy because of the increased likelihood a household has for lower investment returns, fewer overtime hours or even the loss of a steady income. We believe now more than ever, consumers need that extra layer of protection to provide peace of mind in very uncertain times.

Aflac U.S. effectively recruited new sales associates last year, and we also increased the number of associates who regularly write new business. In addition, we produced solid growth in the opening of new payroll accounts throughout the year. Our new sales associates in particular were key drivers in opening up new accounts and selling new business in 2008. I believe their success is tied to the enhanced training we've developed and implemented in recent years.

Our brand continued to evolve and broaden in 2008 as we refined our positioning and advertising message. While still striking a chord with consumers with the famous Aflac Duck, most of the commercials in 2008 also supported our Aflac for Business℠ campaign designed to engage business owners and benefits decision-makers. The commercials convey how Aflac can help serve as a benefits solution provider for companies of all sizes and can help attract and retain employees as well as complement existing insurance plans at no direct cost to a company. I believe our solid new payroll account growth suggests that employers are better understanding the benefits Aflac brings to the table. They are seeing how Aflac products help to provide health care options to their workers at an affordable price.

We will continue to develop new ways to further tap into the vast potential of the United States as we segment the market to more effectively meet the needs of specific consumer groups. And we will continue to grow and enhance our tremendous distribution network. I remain excited about the future of Aflac, and I am convinced that the United States is a tremendous and underpenetrated market for our products, with tens of millions of consumers who can benefit from our affordable insurance protection.

The Aflac Difference: Strength and Protection

In a landscape of challenges, Aflac still stands strong, driven by the determination of the one and only Aflac Duck and by hundreds of thousands of dedicated sales agents and employees. We offer innovative products that meet consumers' needs by helping them cope with ever-increasing health care costs. At the same time, we continually enhance our distribution capabilities to deliver those products to consumers. This approach has created a lengthy record of success, providing financial security and protection to more than 40 million people throughout more than five decades of operation.

Millions of families rely on us to help with expenses arising from accidents, illnesses and many other life challenges – or simply to have the peace of mind knowing they have the protection only Aflac can offer. Knowing that our products help lift people up when they need it most is something that makes all of us at Aflac extremely proud and it propels us to do more and achieve more. We believe we will continue to achieve more by building on the same strategies that have been the pillars of our success.

Daniel P. Amos
Chairman and
Chief Executive Officer


$79.3
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45.1
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Total Assets
(In billions)

Aflac's total assets reached $79.3 billion, reflecting solid growth in investments and cash, and a stronger yen/dollar exchange rate at the end of the year.

A Conversation with Dan Amos

Q: *What is your view on Aflac's share price?*

A: I find it frustrating, especially following the sharp drop in price in January 2009. In fact, our share performance in 2009 was one of my primary considerations when I chose to forgo a $2.8 million bonus based on 2008 financial performance. Although Aflac earned $1.3 billion of net income in 2008, and we achieved our bonus-related performance measures, I was not comfortable taking a bonus, given the weakness of our share price in 2009. However, we're not alone. Each company in our peer group has experienced similar or greater declines in share price. We are now selling at our lowest valuation in decades.



While we believe our operations will have a good year from an earnings perspective, my primary focus is on our capital position. I remain optimistic because we have a resilient business model that we believe will continue to enhance our capital position and see us through these challenging times.

Q: *How do you feel Aflac is positioned in the current economic environment?*

A: We are in an incredibly challenging environment. I have never seen anything like it in my nearly 20 years as CEO. It is in an economic crisis like this that I feel it's especially important that we remain transparent to our shareholders. Today's reality may not be tomorrow's reality. It's also important that we remain flexible to respond to that changing reality. I have always lived by the three principles of risk, which are more relevant than ever: 1) don't risk a lot for a little, 2) don't risk more than you can afford to lose, and 3) consider the odds. Those principles certainly apply to investing in today's market. We have tremendous cash flows to invest each year. For instance, in 2008 we invested more than ¥590 billion, which translates to about ¥2.4 billion or $23 million each and every day we were open for business. When investing these funds for the future benefit of our customers, we take great care. Over the long term, we have produced a very good investment track record. I was not happy with the investment losses we incurred in 2008, but I'm pleased that Aflac's balance sheet was strong enough to absorb those losses.

Q: *Has your view of the market changed in light of the current financial crisis?*

A: While past economic downturns, especially in Japan, have helped us prepare for the current economy, make no mistake about it – these are unprecedented times. In the short term, I expect the economy to continue to pose challenges. Families are struggling financially, and we understand that even though our products are affordable, people have to make difficult choices. However, even though the weak economy may have somewhat dampened the demand for our products in the United States and Japan, I don't in any way think that the need for our products has changed. Serious illnesses and accidents are just as likely to occur in a weak economy as they are in a strong economy. If a covered health event were to occur when economic times are tough, I believe consumers would appreciate the cash benefits Aflac products pay more than ever because rising household expenses are more of a drain on a family's finances.

Q: *What do you see as opportunities and challenges in the United States and Japan?*

A: In the United States, where we sell primarily at the worksite, the recessionary environment means that there are fewer employees to approach. On the flip side, a weak labor market creates a great opportunity to recruit new sales associates. Despite the fact that sales were soft and businesses are closing their doors, 2008 turned out to be a solid year in terms of payroll account growth. This is important because we believe that payroll account growth gives us valuable shelf space for future expansion when the economy improves and companies hire more employees. Sales success in this environment boils down to a salesperson's ability to convey to the consumer why, during bad economic times, our insurance is one of the most important things that they can buy. In Japan, difficult economic times have made for a more challenging market. More competitors have emerged in the marketplace over time, and this requires our sales agents to spend more time explaining why Aflac offers the best products with the best price, reducing valuable face time with other potential policyholders. Along with the strong marketing organization, I still think controlling expenses while offering the best products with the best value and competitive commissions, as well as our position as the low-cost producer, continues to be the driving force behind the success of the company. At the same time, we must continually motivate and energize our existing corporate agency channel to adapt to a more competitive environment.

Q: *With the new administration in office, what do you see as the impact from health care reform? How do Aflac's products fit in?*

A: First, let me say that I would like to see every American covered by major medical health insurance. At the same time, we know that even if this becomes a reality, it would not have the capacity to cover all medical and non-medical expenses stemming from a major health event. We believe there is a strong need for our products as an added layer of protection, and we want to make sure that people have the opportunity to buy Aflac products. We sell mostly at the worksite on an employer/employee basis where typically the employer offers some form of major medical insurance to their employees. As a means of comparison, all Japanese citizens are covered by a government-sponsored national health care system, and like U.S. consumers, Japanese consumers face out-of-pocket expenses, including copayments. In this environment, we know that Aflac insurance has done very well, insuring one out of every four households. Whether we sell Aflac products to Japanese citizens already covered by a national-sponsored health plan or to United States citizens covered by a health plan offered through the employer, people will still face out-of-pocket expenses, and we want to be there to help fill those gaps.

Q: *In 2008, you opted to forgo the benefits of a "golden parachute" worth approximately $13 million. What led you to make this decision?*

A: Any decision I make takes into account being responsive to our shareholders. As I approached my 20th year as CEO, I simply felt that forgoing this benefit was the right thing to do, particularly given the return we provided our shareholders. I also wanted to send a message to the shareholders that I am in tune with the difficult economic environment we're in.

Q: *How has the evolution of the Aflac brand in the United States and in Japan benefited your business?*

A: Our advertising campaign has had a dramatic impact on our business and our corporate culture. The Aflac Duck has helped make Aflac a household name. But our brand is much more than a bright logo or a catchy slogan, or even a loud duck. Recently, the Reputation Institute named Aflac as the Most Respected Company in the global insurance industry. We don't seek accolades for the sake of getting them, but when I received word that they were recognizing us in this way, I thought about how fortunate we are to be a respected company with brand awareness that tops 93%. We're pleased that Aflac has become both well-known and well-respected.

Q: *What do you see as Aflac's role in the local and global community?*

A: A passion for fighting childhood cancer and supporting cancer research took hold in 1995 when we began our partnership with the Aflac Cancer Center and Blood Disorders Service of Children's Healthcare of Atlanta and has never let up. Since that time, our treasured partnership has grown larger and more meaningful than I could have ever imagined. Not only has this passion literally become ingrained in our corporate culture and been embraced by every level of our sales force and employees, but it has also spanned the globe and has been embraced by Aflac Japan. In 2009, Aflac Japan will open the third Parents House, which is a home away from home for parents of children receiving cancer treatment. Just as we strive to take an active part in philanthropy, we are also committed to the environment. To highlight our continued involvement, our board of directors formed a Green Committee in 2008 to help steer Aflac as a good steward of the resources and materials we use.

Q: *You're one of Aflac's more tenured employees, with 36 years under your belt. How do you see your role at Aflac in the short term and the long term?*

A: Following my 36 years at Aflac, I thought there wasn't much I hadn't come across, but 2008 was certainly a test in that regard. I have to say, I feel seasoned in experience and young at heart as I look forward to many more exciting years. As CEO, one of the responsibilities I've charged each and every officer with is to determine who would be their replacement if something happened to them tomorrow. Every officer has the responsibility to identify who that person would be and



to develop them in that role. This means our management progression is more evolutionary than revolutionary, which is positive from a risk management standpoint. The depth and breadth of experience in Aflac's management and employees has served us well, particularly when we've encountered challenging times.

Aflac Japan



Friends and Aflac Japan colleagues Nao Iijma (left), who works in Claims, and Kanako Iguchi, who works in Underwriting, have a lot in common: They both have worked for Aflac Japan for more than two years and enjoy the opportunity to make a difference each day in the lives of Aflac policyholders. After a long day at work, each has found that a friendly and competitive tennis match helps relieve stress and rejuvenate their spirits. In fact, both women have played tennis for about 14 years (even playing together on the same tennis team in college) and both now play for the tennis club at Aflac Japan, along with about 30 other colleagues who strive each day to make a difference in the lives of policyholders.

Aflac Japan: Remaining Number One

Aflac Japan again retained the distinction of being the number one seller of both cancer and medical insurance policies in Japan, a title we have held for many years. Following two years of discouraging sales growth, we were optimistic for most of the year that Aflac Japan would achieve its sales target for 2008 due in part to new distribution opportunities. Even though our new bank channel sales grew for the first nine months of the year, they were still lower than we expected. And following the emergence of the financial crisis late in the year, bank channel sales fell off sharply as many banks made thousands of customer service calls to those who had purchased annuities from other companies. These service calls greatly reduced the time available for banks to offer our products to their customers. As a result, we did not reach our sales target for the year, although sales were up slightly in 2008 to ¥114.7 billion.



Despite slower new sales growth, Aflac Japan produced solid financial performance. Once again, our stable block of in-force business was marked by strong persistency and improving profitability. The yields we achieved on our sizeable investment cash flows were better than expected, and our overall financial results were consistent with our expectations. Following are some financial highlights from 2008:

- *Premium income rose 3.5% to ¥1.10 trillion, compared with ¥1.06 trillion in 2007.*
- *Total revenues increased 2.8% to ¥1.31 trillion, compared with ¥1.28 trillion a year ago.*
- *Pretax operating earnings rose 8.4% from ¥214.7 billion in 2007 to ¥232.8 billion in 2008.*



The Impact of the Yen/Dollar Exchange Rate

Aflac Japan collects premiums in yen, pays benefits and expenses in yen and primarily holds yen-denominated assets to support yen-denominated liabilities. With the exception of a limited number of transactions, we do not convert yen into dollars. Therefore, currency changes do not have a material effect on Aflac in economic terms. However, for financial reporting purposes, we translate Aflac Japan's income statement from yen into dollars using an



average exchange rate. We translate Aflac Japan's balance sheet using the end-of-period exchange rate. Since Aflac Japan is responsible for the majority of the amounts reported in our consolidated financial statements, fluctuations in the value of the yen can significantly affect our results as reported in dollars.

Translating Aflac Japan's results from yen into dollars means that growth rates are magnified in dollar terms when the yen strengthens against the dollar, compared with the preceding year. Conversely, growth rates in dollar terms are suppressed when the yen weakens against the dollar, compared with the preceding year. In 2008, the yen averaged



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Yen/Dollar Exchange Rate (Closing rates)

The average yen/dollar exchange rate strengthened 14.0% in 2008, which magnified Aflac Japan's growth rates in dollar terms.


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Japan
U.S.

Net Investment Income
(In billions)

Net investment income rose 10.5% to a record $2.6 billion.

103.46 to the dollar, or 14.0% stronger than the average of 117.93 in 2007, enhancing our reported results in dollar terms.

- *Premium income rose 18.1% to $10.7 billion, up from $9.0 billion in 2007.*
- *Total revenues were up 17.3% to $12.7 billion, compared with $10.9 billion in 2007.*
- *Pretax operating earnings increased 23.6% to $2.2 billion from $1.8 billion in 2007.*

Aflac Japan's Products: Insightful Solutions, Real Protection

Although Japan has a compulsory and universal health care insurance system, research shows that Japanese consumers view this government-sponsored program as inadequate. Given Japan's aging population, declining birthrate and rising treatment costs, the health care system has been under increasing financial strain, giving way to copayments that have risen from zero in 1984 to the current level of 30%. As health-related expenditures continue to grow, we believe the number of consumers looking for protection from increased copayments and other out-of-pocket expenses will continue to result in a strong need for Aflac products. Truly protecting our policyholders means we must pursue insights into what they want and need by monitoring changes in health care treatments and costs and developing products that respond with real-time solutions.

Without a doubt, we view Japan as a market with significant potential for our founding product, cancer insurance. Cancer remains the leading cause of death among men and women in Japan, and it is the most expensive illness to treat. Consumers are both wary of the disease and the cost of its treatment and, therefore, are continually seeking products that will mitigate the financial toll cancer can take. Aflac remains the best-branded company in Japan for cancer insurance and we have a commanding market share for new sales of this product. Our cancer insurance marketing efforts in 2008 centered on Cancer Forte, which we introduced in September 2007. Cancer Forte extended our preceding policy's outpatient benefits from 30 to 60 days. In addition to the traditional upfront first-occurrence benefit, Cancer Forte also pays policyholders a survivor annuity from the second year through the fifth year after diagnosis, and offers counseling and doctor referral services upon their cancer diagnosis. For consumers who had the earlier cancer insurance product, we introduced a special

"Thank you for the cash benefit payment – I was very impressed at how quickly the payment was deposited. I was also relieved, because I had been worrying each day about when I might be able to go back to work."
–Claimant; Osaka, Japan






YACHIYO
FIRE 119 DEPT.
八千代市消防本部
三山

Naoyuki Miyama is the second of three generations of family members who decided to become firemen. More than thirty years ago, not long after Aflac began operating in Japan in 1974, he followed in the footsteps of his father to become a fireman, and then his son did the same. Having spent well over three decades fighting fires, he has been fortunate enough to have helped many people when they needed it most, making a difference in so many lives. Through his place of employment at the fire station, he purchased an Aflac cancer policy, which provides him with peace of mind for his entire family and financial protection and assistance should anyone in his family ever need it.


EVER
No.1
Aflac

Megumi Fukushima (left), a bank employee at the Hyakugo Bank who sells Aflac policies and other products, enjoys making a difference in the lives of her customers. She has worked at this bank for more than 17 years, and specifically at this Kikyogaoka branch in Japan's Mie prefecture for three years. Throughout an average day, she interacts with anywhere from 30 to 50 customers who seek her help in identifying financial solutions that fit their individual needs. Once she establishes what the customers' needs are, she offers them the products that provide solutions for their individual situation. Among the products she offers throughout the day are EVER, the Aflac's medical product, and Cancer Forte, Aflac's cancer policy. Bank customer Sachiko Kita is a Cancer Forte policyholder. She considers this product to be a very valuable product to protect her family financially and to provide peace of mind.

"When I think about what I like most about my job, it is finding out what each consumer needs and then helping them find financial solutions. I am happy when I have the chance to communicate with customers about what might be helpful to their situation. Many customers tend to be in a rush, but Aflac policies are structured in a simple format that is easy to explain so we can make sure that customers completely understand the products when they decide to take out a policy. I am grateful that Aflac's supporting materials assist in letting customers know the benefits of the products."
–Megumi Fukushima, employee at the Hyakugo Bank



"How lucky we were to have Aflac cancer insurance! That is really all I can say. It is because of Aflac that my husband was able to stay in a private room and get more than adequate treatment and care. We are very thankful."
—Claimant's spouse; Kansai area, Japan

bridge policy in 2008 that allows existing policyholders to upgrade their coverage to that of Cancer Forte.

Given the challenges facing Japan's national health care system, we also believe the fundamental need for supplemental medical products remains strong. Since first launching a stand-alone medical product called EVER in 2002, we have been the number one seller of medical insurance policies in Japan. In the last five years, we have segmented the market by developing variations of EVER that appeal to specific types of Japanese consumers, including our most recent medical product Gentle EVER, which we introduced in August 2007. Gentle EVER provides an affordable alternative to help consumers who may have a health condition that would exclude them from purchasing other EVER products.

In November 2008, we introduced a new product to the market called Sanjuso. This innovative new offering is a single-premium product that provides lump-sum payments upon the diagnosis of cancer, heart attack or stroke, as well as a death benefit. It was primarily designed for the bank channel. Initial sales of Sanjuso were undoubtedly impacted by the financial crisis. However, we believe it will fit well in bank agents' product portfolios, particularly those of the mega banks and larger regional banks in Japan.

New Distribution Opportunities Broaden Sales Platform

In terms of distribution, 2008 presented new avenues for selling our products. Japan's Financial Services Agency (FSA) approved the over-the-counter sale of additional insurance products, including the kind sold by Aflac. Although we have been selling to employees of Japan's banks since we first entered the market more than 30 years ago, 2008 was the first time we were permitted to sell over the counter to customers of banks. We believe our long-standing and far-reaching relationships within the banking sector have given us an advantage in developing this channel and have been

Aflac Japan Sales Results

Aflac Japan did not achieve its sales objective, although total new annualized premium sales were up slightly for the year.

	Policies and Riders In Force*	Annualized Premiums In Force**	Total New Annualized Premiums**	Total Number of Agencies
2008	**29,020**	**¥1,161,662**	**¥114,692**	**18,882**
2007	28,443	1,125,561	114,636	18,461
2006	27,334	1,083,127	117,455	18,432
2005	26,014	1,027,762	128,784	17,960
2004	24,477	961,895	122,525	16,410
2003	23,097	900,251	121,170	14,643
2002	21,867	834,424	108,320	12,056
2001	20,802	782,249	91,865	9,839
2000	19,674	740,445	99,755	8,938
1999	18,510	696,622	87,043	8,283

*In thousands **In millions

strategically preparing us for this opportunity since 2004. By the end of 2008, we had 242 selling agreements with banks, which is a significantly greater number of selling agreements than any of our competitors.

Furthering our reach into the banking channel was the endorsement of Aflac's products by the National Association of Shinkin Banks. This association of about 280 shinkin banks, which are similar to credit unions, chose Aflac as one of only four providers of third sector insurance products to its member banks. Aflac was the only foreign company chosen. In addition, Aflac was the only company selected for both cancer and medical insurance.

We are also excited about Japan Post Network Co., Ltd.'s selection of Aflac to be the provider of cancer insurance for sale through post offices located throughout the country. The Japan Post Network Co., Ltd. manages a network of post offices in Japan, which have long been popular places for consumers to purchase insurance products. October 2008 marked the first time Japanese consumers could purchase Aflac's cancer insurance product at a post office.

At the same time, we are firmly committed to selling through our traditional channels, which allows us to reach consumers through affiliated corporate agencies, independent corporate agencies and individual agencies. In 2008, we recruited approximately 3,900 new sales agencies. At the end of the year, Aflac Japan was represented by more than 18,800 sales agencies, or more than 107,400 licensed sales associates employed by those agencies.

In addition, we continued to utilize New Associates Basic Training to enhance the effectiveness of our newly recruited agencies. New agents who have gone through our new training program have generated better production than those who started before this training program was implemented in November 2006. In 2008, we launched an advanced training program for agencies who graduated from New Associate Basic Training. This advanced training helps attendees refine and enhance skills that enable them to provide comprehensive consultation based on a customer's lifestyle and existing insurance coverage, so they can propose a plan satisfying customers' needs for not only cancer or medical insurance but also for life insurance.

We also continued to reach consumers through our strategic marketing alliance with Dai-ichi Mutual Life. We believe this alliance has been one of the most successful partnerships in the insurance industry since it was first launched in 2001. In 2008, Dai-ichi Life sold about 190,000 of our market-leading cancer policies, retaining its distinction as the number two seller of cancer insurance behind only Aflac.



$68.6
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U.S.

Total Investments and Cash
(In billions)

Aflac's total investments and cash benefited from the stronger yen and increased 20.1% to $68.6 billion in 2008.

"Aflac is insurance for living. That is what I had heard before, and I cannot agree more, especially after having gone through treatments for the recurrence of disease. All the phone calls were handled very pleasantly, and it was always nice and comforting to talk with kind and caring people who were so willing to help."
—Claimant; Kanto area, Japan



Strong Brand Helps Aflac Stand Out

We are not the only company to identify the opportunities for supplemental health, or third sector, products in Japan – we were just the first. Since 2001, we have seen a significant number of competitors enter the cancer and medical insurance markets. Our effective advertising helps Aflac stand out in this crowded market and amplify the message that Aflac has quality and innovative products that protect policyholders. Aflac Japan has forged a strong connection with consumers through Aflac Duck commercials, which are just as popular in Japan as they are in the United States. Based on research by CM Databank, the commercials for our EVER product that feature the Aflac Duck have continued to be consistently rated as either the number one or number two commercial in the life and non-life insurance category since June 2003. We believe advertising and branding reinforces consumers' favorable perceptions of Aflac.

Technology Enables Valuable Efficiencies

Technology has long been the cornerstone of Aflac Japan's most significant competitive strength – administrative efficiency. Our maintenance expenses per policy in force remain significantly lower than every other life insurance company operating in Japan, bringing quality products to consumers at affordable prices while compensating our sales force with competitive commissions. Throughout the years, we have undertaken many initiatives to improve our efficiency, including the development and promotion of Aflac Japan's electronic enrollment software and our net billing system.

We believe we have also benefited from the 2006 consolidation of three different call centers into the Aflac Contact Center. In the last two years, our consolidated contact center has continued to evolve, and now we consider it a very important venue to serve both our customers and sales agencies. We not only answer inquiries from customers at the contact center, but also send out brochures to prospective customers so we can turn an inbound phone call into a potential sales opportunity. We are also enabling our sales office employees to spend more time on sales-related business activities by centralizing inquiries from our field force to the associate support center, and we have also established exclusive units in the contact center for the bank channel and Japan Post Network Co., Ltd. so we can provide quality services for these channels as well.

Conservative Investment Approach Offers Safety and Protection

Insurance company investment portfolios took center stage in 2008. As investors scrutinized insurers' investment risks, we believe our conservative investment approach once again proved prudent. We strive to maximize investment income growth while mitigating investment risk. As such, we emphasize liquidity, safety and quality when purchasing investments that best match our policy liabilities.

Some Aflac Japan investment highlights for 2008 follow:

- *Investments and cash increased 27.4% to $61.8 billion at the end of 2008. In yen, investments and cash were up 1.6%.*
- *Net investment income increased 14.0% to $2.1 billion. In yen, net investment income was unchanged.*
- *The average yield on new investments was 3.43% in 2008, compared with 3.38% in 2007.*

Aflac Japan's overall credit quality remained high. At the end of 2008, 80.9% of our debt securities and perpetual securities were rated A or better on an amortized cost basis. Only 1.9% of Aflac Japan's holdings were rated below investment grade at the end of 2008. We believe that our conservative investment approach serves our customers and shareholders very well.

Opportunities for Future Growth

As we outline our strategies for the future, we believe the competitive strengths that have driven our market leadership will continue to guide our business. As an aging population continues to cope with higher out-of-pocket expenses for medical care, we are convinced Aflac's insurance products will play an important role. To help us reach more potential customers in the Japanese market, we will:

- ***Improve upon our product line*** *– We will research and create innovative products and adapt current products to match the evolving needs of Japanese consumers.*
- ***Promote our number one brand position*** *– We will capitalize on our market-leading status to attract consumers and distinguish our products while emphasizing the attributes that led us to our number one position.*
- ***Expand our reach*** *– We will focus on enhancing the productivity of our sales force, while also developing new channels to better reach new customers.*
- ***Advance operational efficiency*** *– We will streamline our business processes to increase our core competitive advantage and provide convenience for policyholders and consumers, while leveraging new technology.*

Aflac U.S.

Aflac U.S.: Progress in a Volatile Market

With each passing month in 2008, the severity of the U.S. economic downturn became increasingly apparent. And it was also abundantly clear that the consumer was caught in the midst of the deteriorating environment. We believe the weak economy impacted consumer demand for the products we sell. Aflac U.S. total new annualized premium sales were $1.6 billion in 2008, or .4% lower than in 2007. Yet our U.S. operations continued to grow and generate strong financial results. Some highlights for 2008 follow:

- *Premium income increased 8.5% to $4.3 billion, up from $3.9 billion in 2007.*
- *Total revenues were up 7.7% to $4.8 billion, increasing from $4.4 billion in 2007.*
- *Pretax operating earnings rose 7.6% to $745 million, compared with $692 million in 2007.*

Aflac's Products Offer Affordable Protection

Although the U.S. economy posed significant challenges last year, we do not believe there was a fundamental change in the need for our protection-oriented products. Consumers still face rising out-of-pocket expenses when confronting a serious illness or accident, and the risks of personal bankruptcy due to a major health event have increased. We are convinced that Aflac's products remain an affordable means for providing that extra layer of protection and peace of mind.

In a continually evolving health care market, we are always researching and developing new products and product revisions. In 2008, we primarily directed our efforts to helping consumers broaden their coverage by pairing existing policies that complement one another's coverage. This approach was based on 2007 market research that indicated consumers' willingness to buy more than one product at a time when it layers coverage for a spectrum of potential health events. Our research also suggested that many people view life insurance as a completely different purchase decision, yet are often interested in adding life insurance to supplemental health coverage. As such, we launched a product portfolio initiative in 2008 that provided sales associates with the support and enrollment technology to offer defined combinations of products, or "portfolios" that provide breadth and/or depth of coverage for diverse medical health

Aflac U.S. Sales Results

	Policies In Force*	Annualized Premiums In Force**	Total New Annualized Premiums**	Licensed Sales Associates
2008	**11,437**	**$4,789**	**$1,551**	**74,390**
2007	11,116	4,510	1,558	71,258
2006	10,519	4,101	1,423	68,394
2005	9,884	3,711	1,259	63,008
2004	9,341	3,374	1,186	58,992
2003	8,805	3,043	1,128	57,493
2002	8,077	2,674	1,070	53,149
2001	7,031	2,238	919	43,188
2000	6,119	1,861	712	37,509
1999	5,480	1,592	555	30,712

*In thousands **In millions

Reflecting a challenging economy, Aflac U.S. total new annualized premium sales declined .4% in 2008, although annualized premiums in force increased 6.2% for the year.



Founded in 1921 in Beaumont, Texas, the Texas Coffee Company is rich in history and at the same time, innovative in the products and packaging they offer their loyal customer base. Since 1999, third-generation entrepreneurs and brothers Joseph Fertitta (left) and Donald Fertitta (right), along with their cousin Carlo Busceme III (not pictured) have led the company in producing quality spices and coffees that are produced and distributed regionally, nationally, and even internationally through texjoy.com. Not only does this company make a difference in their consumers' culinary options, but since 1981, they've also made a difference in the lives of their employees by offering Aflac policies at their worksite.

events. A popular portfolio combination includes pairing our accident product with our personal sickness indemnity product. We are also pairing life products with other supplemental policies we offer. As a result of this approach, life premiums and policies showed double-digit increases for the year.

Aflac's Field Force: A Strong and Growing Team

As the primary point of contact between Aflac and its customers, our sales force has always been our greatest asset. That valuable asset continued to grow in 2008. We recruited more than 25,700 new sales associates last year, which we believe benefited in part from the weakening labor market. At year-end 2008, Aflac U.S. was represented by more than 74,300 licensed sales associates, a 4.4% increase over 2007.

Over the last several years, we've focused a significant amount of time and energy on improving the effectiveness of our sales force through better training. We continue to believe that our enhanced training programs are taking hold and enhancing the productivity of our sales associates, especially newly recruited agents. We were encouraged that the number of new average weekly producers, or those who are in their first year, increased 8.4% for the year, while the number of total average weekly producers rose 2.6% for the year. Although total new sales declined slightly for the year, production from new associates rose 6.7% over a year ago. In addition, associates in their first year posted a 14.8% increase in new payroll account openings. With total new payroll accounts rising 6.3% in 2008, we believe we have added "shelf space" that will lead to better sales when the economy stabilizes.

In addition to our established training programs, we conducted our first annual Aflac National Training Day in 2008, which was available to all levels of our field force. One of the main objectives of this training day was to convey to our sales force how a weak economy enhances the need for our products and to train them how to better sell in the current economic environment.



Members of Aflac's Texas-East sales force visit the Texas Coffee Company. Jared Jones, state training coordinator (far left); Shane Kirkland, state sales coordinator (third from left); Brenda Ward, district sales coordinator (third from right); and Jill Gaspard, sales associate, (second from right) are all focused on providing everything Joseph Fertitta and Donald Fertitta at the Texas Coffee Company need from Aflac.

Secondarily, we took this opportunity to provide training and support for our product portfolio initiative.

In 2008 we also intensified preparation for our new Aflac for Brokers℠ initiative that we expect to kick into high gear in 2009. Insurance brokers have been a historically underleveraged sales channel for Aflac, and we believe we can establish relationships that will complement, not compete with, our traditional distribution system. We have assembled an experienced broker team that will oversee the implementation of Aflac for Brokers. We are also supporting this initiative with streamlined products, specific advertising, and customized enrollment technology.

Aflac's New Brand Initiatives Take Off

The now-legendary Aflac Duck continued to help us propel our brand message in 2008. For the first time, Aflac Duck commercials directly addressed businesses and benefits decision makers in four new Aflac for Business℠ commercials. These commercials still engage the consumer, but primarily address business decision-makers to convey that Aflac products are easy to administer, can strengthen their benefits package and, in turn, enable them to more effectively recruit and retain employees at no direct cost to them. We believe the increase in new payroll accounts suggests our message is getting through, even in this challenging environment.

We have integrated other media to convey our message as well, including radio, print and online advertising that disseminate the Aflac message. Our television commercials were played approximately 11,100 times throughout 2008, and we ran more than 3,000 Aflac Trivia features during various sports and news programming.

Building on Aflac's successful 2007 entry into NASCAR, Aflac was a primary or associate sponsor of Carl Edwards and the No. 99 Ford Fusion during the entire 2008 NASCAR Sprint Cup season. During the year, Aflac announced a full-season multiyear primary sponsorship


Aflac

of Roush Fenway Racing driver Carl Edwards starting in 2009 and running through 2011. Through this sponsorship, we will continue to reach business decision makers and the large and loyal NASCAR fan base to grow our business.

We also sponsored the nation's premier high school baseball game, the sixth annual Aflac All-American High School Baseball Game. Proceeds from this event are donated to children's hospitals and other pediatric cancer research organizations. And we entered into a multiyear title sponsorship of Aflac Iron Girl events. Aflac Iron Girl's mission is to empower


$14.9
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Premium Income
(In billions)

Benefiting from strong persistency in Japan and the stronger yen, premium income rose 15.2% in 2008.


99
Joe
NASCAR
citi
vitaminwater
RITZ

As a member of Carl Edwards' NASCAR pit crew, no one knows better than "Hoss" how a strong team can mean the difference between coming in first place and coming in second place. Growing up in New York and New Jersey, Hoss, whose real name is Joe Karasinski, used to go along with his brother and his father to various races, and he dreamed of working on cars for a NASCAR team. After earning his degree in automotive sciences, Hoss has been with Roush Fenway Racing since the end of 2001, gassing the No. 99 car since 2003. With a history of cancer in his family, Hoss and his wife, Vikki, decided to apply for Aflac's cancer insurance policy on top of the accident policy they already had. And then the news came – in February 2008, he was diagnosed with thyroid cancer. Surgeons at Presbyterian Hospital in Charlotte removed his thyroid along with 63 lymph nodes. Of those, twelve were cancerous – a number no one wants to beat. At this point, teamwork took on a whole new meaning as his support system, including his family, friends, coworkers, surgeons, and even his three dogs – all supported him in various ways. Also supporting Hoss was Aflac, and he found that the Aflac cancer policy provided financial relief and peace of mind when he was unable to work for a couple of months. Hoss is right back where he wants to be – fulfilling his dream of working on Carl Edwards' No. 99 car.

"I had to rest a lot throughout my recovery, and it was difficult to stay away from the racetrack. Out of work for two months, I missed seven races, and Aflac really came in handy during that pinch. Those benefit checks made a big difference when I was off work. I am back in the thick of NASCAR, on pit road every Sunday—right where I want to be. I really appreciated how easy Aflac made everything."
—Joe "Hoss" Karasinski, Roush Fenway Racing

women of all ages to lead a healthy and active lifestyle, which fits perfectly with Aflac's interest in health and wellness.

Aflac Cancer Center: Fighting a Heartfelt War Against Childhood Cancer

Since 1995, the entire Aflac family combined has given more than $47 million to the Aflac Cancer Center and Blood Disorders Service of Children's Healthcare of Atlanta. Recognized by *Child* magazine as one of the top five childhood cancer centers in the country for the last three years, the Aflac Cancer Center maintains its strong reputation as a national leader among childhood cancer, hematology, and blood and bone marrow transplant programs. The sale of plush Aflac Ducks also provides ongoing financial resources in the fight against childhood cancer. Since 2000, we have donated proceeds from the sales of plush ducks to the Aflac Cancer Center. We partnered with Macy's department stores for the eighth consecutive holiday season to sell special limited-edition Aflac Holiday Ducks to raise funds for 35 hospitals around the country since the program began.

Employing Effective Technology for Improved Efficiency

We continually adopt cutting-edge technology solutions to streamline transactions for policyholders and sales associates alike. For the last 15 years, our proprietary, laptop-based enrollment system, has improved our ability to process sales. Our newest version, SmartApp Next Generation™ (SNG), helps further streamline the enrollment process. SNG enabled Aflac to process approximately 67% of policy applications in 2008 without any human intervention. In 2008, 91% of our applications for coverage were electronically submitted using SNG and other Internet-based programs.

We have continued to deliver technologies that improve internal processing and efficiency and provide consumers with choice and convenience. At year-end, more than 126,200 payroll accounts, or approximately 30% of our total accounts, were using our Online Billing system to reconcile their invoices and submit policy service requests, compared with 23% at the end of 2007. In fact, over half of all new accounts are paperless from day one, resulting in more efficient and accurate billing, reconciliation and service to our payroll accounts. For consumers who prefer to handle their service online, we also enhanced our Policyholder Service Center at aflac.com. This improved site enables customers to update personal information, review their policy, check the status of a claim and even initiate a new claim online to expedite the claims process.



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Aflac paid or provided for $10.5 billion in benefits for policyholders in 2008.



The Aflac Cancer Center and Blood Disorders Service of Children's Healthcare of Atlanta provides state-of-the-art care in a very nurturing environment to help children battling cancer and blood disorders in Georgia, the United States and throughout the world. Two-year-old Tristan Anderson (left), one-year-old Maggie Jo Hutchins (center) and four-year-old Landon Nguyen, patients at the Aflac Cancer Center, take time away from treatment to enjoy some playtime with Dr. William G. Woods, medical director of the Aflac Cancer Center. Dr. Woods leads his specialized staff in treating pediatric hematology and oncology patients. Since 1995, the Aflac family has given more than $47 million to this outstanding facility that is so committed to enhancing and positively impacting the lives of children.

Investments

We have always believed that a conservative investment approach helps ensure that Aflac is well-positioned to fulfill its promises to claimants, policyholders, employees, sales associates and shareholders. In light of the turmoil and uncertainty in global financial markets, we believe our approach proved once again to be prudent and effective.

Some investing highlights from 2008 include:

- *Investments and cash were $6.4 billion at the end of 2008, down 13.6% from 2007, due to lower market values of the securities we own.*
- *Net investment income rose .9%, from $500 million in 2007 to $505 million in 2008.*
- *The average yield on new investments was 7.60% in 2008, up from 6.44% in 2007.*

Corporate debt securities again accounted for the majority of our U.S. investments in 2008. Based on amortized cost, 98.4% of our holdings were investment grade at the end of 2008, and only 1.6% were rated below investment grade.

Outlook for Aflac U.S. – Great Opportunity in a Vast Market

Despite Aflac's growth over many years, the United States remains an underpenetrated market for the protection products we offer. Our more than 427,700 payroll accounts represent just 7% of the approximately six million small businesses in the United States. That equates to tens of millions of consumers who can benefit from our affordable insurance protection, and we're working hard to connect with them. To capitalize on the opportunities we see in the U.S. market, we will:

- ***Refine our product line*** *– We will stay close to consumers' needs and offer solutions with innovative products that provide value with benefits that meet those needs.*
- ***Grow and develop our distribution system*** *– Continued expansion, training, support and leadership are essential at all levels to extend our reach to more consumers.*
- ***Communicate a clear brand message to reach a broad audience*** *– We will intensify our connections with employers and their employees by maintaining our strong brand recognition while focusing on further defining our brand and adding new ways to reach consumers through print and online advertising.*
- ***Improve efficiency, mobility and ultimately productivity through cutting-edge technology*** *– We will continue to adapt and upgrade new technology to improve the services we offer our customers and the flexibility we give sales associates while at the same time controlling operating expenses.*



"We chose Aflac because of its outstanding reputation and because of the product selection. We are competing in tough markets, and we try to be an employer of choice. Aflac makes us more attractive as a company because it strengthens our benefit package, and employees feel people are looking out for them. The service is outstanding, and it's one of our more popular benefits. Also, Aflac is not afraid to pay a claim; you don't have to fight and hassle for the benefit check."
–Julie Davis, Director of Human Resources, The Tharpe Company, Statesville, NC

Selected Financial Data

For the Year (In millions, except for share and per-share amounts)		2008	2007	2006	2005
Revenues:					
Premiums, principally supplemental health insurance		$ 14,947	$ 12,973	$ 12,314	$ 11,990
Net investment income		2,578	2,333	2,171	2,071
Realized investment gains (losses)		(1,007)	28	79	262
Other income		36	59	52	40
Total revenues		16,554	15,393	14,616	14,363
Benefits and expenses:					
Benefits and claims		10,499	9,285	9,016	8,890
Expenses		4,141	3,609	3,336	3,247
Total benefits and expenses		14,640	12,894	12,352	12,137
Pretax earnings		1,914	2,499	2,264	2,226
Income taxes		660	865	781	743
Net earnings		$ 1,254	$ 1,634	$ 1,483	$ 1,483
Per-Share and Share Amounts					
Net earnings (basic)		$ 2.65	$ 3.35	$ 2.99	$ 2.96
Net earnings (diluted)		2.62	3.31	2.95	2.92
Items impacting net earnings per diluted share, net of tax:					
Realized investment gains (losses)		$ (1.37)	$ .04	$ .10	$ .33
Impact from SFAS 133		–	–	–	(.02)
Nonrecurring items		–	–	–	.07
Foreign currency translation*		.23	(.02)	(.08)	(.02)
Cash dividends paid		$ .96	$ .80	$ .55	$ .44
Shareholders' equity		14.23	18.08	16.93	15.89
Common shares used to calculate basic EPS (In thousands)		473,405	487,869	495,614	500,939
Common shares used to calculate diluted EPS (In thousands)		478,815	493,971	501,827	507,704
At Year-end					
Assets:					
Investments and cash		$ 68,550	$ 57,056	$ 51,972	$ 48,989
Other		10,781	8,749	7,833	7,372
Total assets		$ 79,331	$ 65,805	$ 59,805	$ 56,361
Liabilities and shareholders' equity:					
Policy liabilities		$ 66,219	$ 50,676	$ 45,440	$ 42,329
Notes payable		1,721	1,465	1,426	1,395
Income taxes		1,201	2,531	2,462	2,577
Other liabilities		3,551	2,338	2,136	2,133
Shareholders' equity		6,639	8,795	8,341	7,927
Total liabilities and shareholders' equity		$ 79,331	$ 65,805	$ 59,805	$ 56,361
Supplemental Data					
Stock price range:	High	$ 68.81	$ 63.91	$ 49.40	$ 49.65
	Low	29.68	45.18	41.63	35.50
	Close	45.84	62.63	46.00	46.42
Yen/dollar exchange rate at year-end		¥ 91.03	¥ 114.15	¥ 119.11	¥ 118.07
Weighted-average yen/dollar exchange rate for the year		103.46	117.93	116.31	109.88

*Translation effect on Aflac Japan segment and Parent Company yen-denominated interest expense
Amounts in 2001 through 2004 have been adjusted for adoption of SFAS 123R on January 1, 2005.

2004	2003	2002	2001	2000	1999	1998
$ 11,302	$ 9,921	$ 8,595	$ 8,061	$ 8,222	$ 7,264	$ 5,943
1,957	1,787	1,614	1,550	1,550	1,369	1,138
(12)	(301)	(14)	(31)	(102)	(13)	(2)
34	40	62	18	33	20	25
13,281	11,447	10,257	9,598	9,703	8,640	7,104
8,482	7,529	6,589	6,303	6,601	5,885	4,877
3,026	2,720	2,445	2,248	2,090	1,977	1,676
11,508	10,249	9,034	8,551	8,691	7,862	6,553
1,773	1,198	1,223	1,047	1,012	778	551
507	430	438	393	325	207	64
$ 1,266	$ 768	$ 785	$ 654	$ 687	$ 571	$ 487
$ 2.49	$ 1.50	$ 1.52	$ 1.25	$ 1.30	$ 1.07	$ .91
2.45	1.47	1.49	1.22	1.26	1.04	.88
$ (.01)	$ (.37)	$ (.03)	$ (.06)	$ (.12)	$ (.01)	$ –
(.03)	–	.07	–	–	–	–
.26	–	(.05)	–	.18	.05	.10
.08	.06	(.02)	(.07)	.02	.06	(.02)
$ .38	$ .30	$ .23	$ .193	$ .167	$ .147	$ .128
15.04	13.04	12.43	10.40	8.87	7.28	7.09
507,333	513,220	517,541	525,098	530,607	531,737	532,609
516,421	522,138	528,326	537,383	544,906	550,845	551,745
$ 51,955	$ 44,050	$ 39,147	$ 32,792	$ 32,167	$ 32,024	$ 26,994
7,371	6,914	5,911	5,068	5,064	5,017	4,228
$ 59,326	$ 50,964	$ 45,058	$ 37,860	$ 37,231	$ 37,041	$ 31,222
$ 43,556	$ 39,240	$ 32,726	$ 27,592	$ 28,565	$ 29,604	$ 24,034
1,429	1,409	1,312	1,207	1,079	1,018	596
2,445	2,187	2,362	2,090	1,894	1,511	1,865
4,320	1,480	2,262	1,545	999	1,040	957
7,576	6,648	6,396	5,426	4,694	3,868	3,770
$ 59,326	$ 50,964	$ 45,058	$ 37,860	$ 37,231	$ 37,041	$ 31,222
$ 42.60	$ 36.91	$ 33.45	$ 36.10	$ 37.47	$ 28.38	$ 22.66
33.85	28.00	23.10	23.00	16.78	19.50	11.35
39.84	36.18	30.12	24.56	36.10	23.60	21.94
¥ 104.21	¥ 107.13	¥ 119.90	¥ 131.95	¥ 114.75	¥ 102.40	¥ 115.70
108.26	115.95	125.15	121.54	107.83	113.96	130.89

Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those included in the forward-looking statements. We desire to take advantage of these provisions. This report contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected herein, and in any other statements made by Company officials in communications with the financial community and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. Furthermore, forward-looking information is subject to numerous assumptions, risks and uncertainties. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective," "may," "should," "estimate," "intends," "projects," "will," "assumes," "potential," "target" or similar words as well as specific projections of future results, generally qualify as forward-looking. Aflac undertakes no obligation to update such forward-looking statements.

We caution readers that the following factors, in addition to other factors mentioned from time to time, could cause actual results to differ materially from those contemplated by the forward-looking statements:

- difficult conditions in global capital markets and the economy generally
- governmental actions for the purpose of stabilizing the financial markets
- defaults and downgrades in certain securities in our investment portfolio
- impairment of financial institutions
- credit and other risks associated with Aflac's investment in hybrid securities
- differing judgments applied to investment valuations
- subjective determinations of amount of impairments taken on our investments
- realization of unrealized losses
- limited availability of acceptable yen-denominated investments
- concentration of our investments in any particular sector
- concentration of business in Japan
- ongoing changes in our industry
- exposure to significant financial and capital markets risk
- fluctuations in foreign currency exchange rates
- significant changes in investment yield rates
- deviations in actual experience from pricing and reserving assumptions
- subsidiaries' ability to pay dividends to the Parent Company
- changes in regulation by governmental authorities
- ability to attract and retain qualified sales associates and employees
- ability to continue to develop and implement improvements in information technology systems
- changes in U.S. and/or Japanese accounting standards
- decreases in our financial strength or debt ratings
- level and outcome of litigation
- ability to effectively manage key executive succession
- catastrophic events
- failure of internal controls or corporate governance policies and procedures

COMPANY OVERVIEW

Aflac Incorporated (the Parent Company) and its subsidiaries (collectively, the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance business is marketed and administered through American Family Life Assurance Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Most of Aflac's policies are individually underwritten and marketed through independent agents. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business.

MD&A OVERVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to inform the reader about matters affecting the financial condition and results of operations of Aflac Incorporated and its subsidiaries for the three-year period ended December 31, 2008. As a result, the following discussion should be read in conjunction with the related consolidated financial statements and notes. This MD&A is divided into the following sections:

- Critical accounting estimates
- Results of operations, consolidated and by segment

- Analysis of financial condition, including discussion of market risks of financial instruments
- Capital Resources and Liquidity, including discussion of availability of capital and the sources and uses of cash

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires us to make estimates based on currently available information when recording transactions resulting from business operations. The estimates that we deem to be most critical to an understanding of Aflac's results of operations and financial condition are those related to investments, deferred policy acquisition costs and policy liabilities. The preparation and evaluation of these critical accounting estimates involve the use of various assumptions developed from management's analyses and judgments. The application of these critical accounting estimates determines the values at which 96% of our assets and 86% of our liabilities are reported as of December 31, 2008, and thus has a direct effect on net earnings and shareholders' equity. Subsequent experience or use of other assumptions could produce significantly different results.

Investments

Aflac's investments in debt securities, perpetual securities and equity securities include both publicly issued and privately issued securities. For privately issued securities, we receive pricing data from external sources that take into account each security's credit quality and liquidity characteristics. We also routinely review our investments that have experienced declines in fair value to determine if the decline is other than temporary. These reviews are performed with consideration of the facts and circumstances of an issuer in accordance with applicable accounting guidance. The identification of distressed investments, the determination of fair value if not publicly traded, and the assessment of whether a decline is other than temporary involve significant management judgment and require evaluation of factors, including but not limited to:

- percentage decline in value and the length of time during which the decline has occurred
- recoverability of principal and interest
- market conditions
- our ability to hold the investment to maturity
- review of the issuer's overall operating performance and financial condition
- rating agency opinions and actions regarding the issuer's credit standing
- adverse changes in the issuer's availability of production resources, revenue sources and technological conditions
- adverse changes in the issuer's economic, industry, regulatory or political environment

See Notes 1, 3 and 4 of the Notes to the Consolidated Financial Statements for additional information.

Deferred Policy Acquisition Costs and Policy Liabilities

Aflac's products are generally long-duration fixed-benefit indemnity contracts. We make estimates of certain factors that affect the profitability of our business to match expected policy benefits and deferrable acquisition costs with expected policy premiums. These assumptions include persistency, morbidity, mortality, investment yields and expenses. If actual results match the assumptions used in establishing policy liabilities and the deferral and amortization of acquisition costs, profits will emerge as a level percentage of earned premiums. However, because actual results will vary from the assumptions, profits as a percentage of earned premiums will vary from year to year.

We measure the adequacy of our policy reserves and recoverability of deferred policy acquisition costs (DAC) annually by performing gross premium valuations on our business. Our testing indicates that our insurance liabilities are adequate and that our DAC is recoverable.

Deferred Policy Acquisition Costs

Certain costs of acquiring new business are deferred and amortized over the policy's premium payment period in proportion to anticipated premium income. Future amortization of DAC is based upon our estimates of persistency, interest and future premium revenue generally established at the time of policy issuance. However, the unamortized balance of DAC reflects actual persistency. As presented in the following table, the ratio of unamortized DAC to annualized premiums in force increased slightly for Aflac U.S. in 2008, compared with the prior two years, as a result of the introduction of an accelerated commission payment option for new associates and the refinement of our first-year commission deferrals on certain products. The ratio of unamortized DAC to annualized premiums in force has shown a slight upward trend for Aflac Japan for the last three years. This trend is a result of a greater proportion of our annualized premiums being under the alternative commission schedule, which pays a higher commission on first-year premiums and lower commissions on renewal premiums. This schedule is very popular with our new agents as it helps them with cash flow for personal and business needs as they build their business. While this has resulted in a higher unamortized DAC balance, the overall cost to the company has been reduced.

Deferred Policy Acquisition Cost Ratios

	Aflac Japan			Aflac U.S.		
(In millions)	**2008**	2007	2006	**2008**	2007	2006
Deferred policy acquisition costs	**$ 5,644**	$ 4,269	$ 3,857	**$ 2,593**	$ 2,385	$ 2,168
Annualized premiums in force	**12,761**	9,860	9,094	**4,789**	4,510	4,101
Deferred policy acquisition costs as a percentage of annualized premiums in force	**44.2%**	43.3%	42.4%	**54.1%**	52.9%	52.9%

Unpaid policy claims include those claims that have been incurred and are in the process of payment as well as an estimate of those claims that have been incurred but have not yet been reported to us. We compute unpaid policy claims on a non-discounted basis using statistical analyses of historical claims payments, adjusted for current trends and changed conditions. We update the assumptions underlying the estimate of unpaid policy claims regularly and incorporate our historical experience as well as other data that provides information regarding our outstanding liability.

Policy Liabilities

The following table provides details of policy liabilities by segment and in total as of December 31.

Policy Liabilities

(In millions)	**2008**	2007
U.S. segment:		
Future policy benefits	**$ 5,442**	$ 4,958
Unpaid policy claims	**933**	856
Other policy liabilities	**375**	165
Total U.S. policy liabilities	**$ 6,750**	$ 5,979
Japan segment:		
Future policy benefits	**$ 53,866**	$ 40,715
Unpaid policy claims	**2,184**	1,599
Other policy liabilities	**3,416**	2,380
Total Japan policy liabilities	**$ 59,466**	$ 44,694
Consolidated:		
Future policy benefits	**$ 59,310**	$ 45,675
Unpaid policy claims	**3,118**	2,455
Other policy liabilities	**3,791**	2,546
Total consolidated policy liabilities	**$ 66,219**	$ 50,676

Our policy liabilities, which are determined in accordance with applicable guidelines as defined under GAAP and Actuarial Standards of Practice, include two primary components: future policy benefits and unpaid policy claims, which accounted for 90% and 5% of total policy liabilities as of December 31, 2008, respectively.

Future policy benefits provide for claims that will occur in the future and are generally calculated as the present value of future expected benefits to be incurred less the present value of future expected net benefit premiums. We calculate future policy benefits based on assumptions of morbidity, mortality, persistency and interest. These assumptions are generally established at the time a policy is issued. The assumptions used in the calculations are closely related to those used in developing the gross premiums for a policy. As required by GAAP, we also include a provision for adverse deviation, which is intended to accommodate adverse fluctuations in actual experience.

Our insurance products provide fixed-benefit amounts per occurrence that are not subject to medical-cost inflation. Furthermore, our business is widely dispersed in both the United States and Japan. This geographic dispersion and the nature of our benefit structure mitigate the risk of a significant unexpected increase in claims payments due to epidemics and events of a catastrophic nature. Claims incurred under Aflac's policies are generally reported and paid in a relatively short time frame. The unpaid claims liability is sensitive to morbidity assumptions, in particular, severity and frequency of claims. Severity is the ultimate size of a claim, and frequency is the number of claims incurred. Our claims experience is primarily related to the demographics of our policyholders.

As a part of our established financial reporting and accounting practices and controls, we perform actuarial reviews of our policyholder liabilities on an ongoing basis and reflect the results of those reviews in our results of operations and financial condition as required by GAAP.

Our fourth quarter 2007 review indicated that we needed to strengthen the liability for two closed blocks of business, primarily due to better-than-expected persistency. In Japan, we strengthened our future policy benefits liability by $18 million for a closed block of dementia policies. In the United States, we strengthened our future policy benefits liability by $8 million for a closed block of small-face-amount life insurance coverage.

In 2007, our unpaid policy claims liability for prior years declined by approximately $400 million. More than 70% of the release of our unpaid policy claims liability resulted from incurred but not reported claims that are estimated using a claim cost and completion factor method. During the first 12 months after a claim is incurred, we estimate the ultimate cost of the claim based on initial expected claim cost factors that reflect our experience in prior periods. In the 13th month after incurral, we change the estimating basis to a completion factor method because the actual cash payments to date for claims 13 or more months old are deemed to have sufficient credibility on which to base the remaining liability estimate. Prior to the 13th month, the historical claim cost method is deemed to have more credibility. The difference in estimate between the two methods is routinely recognized in our financial statements in the 13th month after a claim is incurred.

For the past several years, we have experienced a downward trend in our current period hospitalization claim costs, primarily in Japan. For this reason, our claim cost estimate as of December 31, 2006, was high. Redundancy or insufficiency is initially recognized when the claims reach the thirteenth month after incurral. More than 75% of the 2007 release of prior period claim liability was related to claims incurred in 2006. The remainder was related to claims incurred prior to 2006.

In computing the estimate of unpaid policy claims, we consider many factors, including the benefits and amounts available under the policy; the volume and demographics of the policies exposed to claims; and internal business practices, such as incurred date assignment and current claim administrative practices. We monitor these conditions closely and make adjustments to the liability as actual experience emerges. Claim levels are generally stable from period to period; however, fluctuations in claim levels may occur. In calculating the unpaid policy claim liability, we do not calculate a range of estimates. The following table shows the expected sensitivity of the unpaid policy claims liability as of December 31, 2008, to changes in severity and frequency of claims. For the years 2006 through 2008, our assumptions changed on average by approximately 1% in total, and we believe that a variation in assumptions in a range of plus or minus 1% in total is reasonably likely to occur.

Sensitivity of Unpaid Policy Claims Liability

	Total Severity				
(In millions)	Decrease by 2%	Decrease by 1%	Unchanged	Increase by 1%	Increase by 2%
Total Frequency					
Increase by 2%	$ –	$ 19	$ 39	$ 59	$ 79
Increase by 1%	(19)	–	20	39	59
Unchanged	(38)	(19)	–	20	39
Decrease by 1%	(57)	(38)	(19)	–	19
Decrease by 2%	(76)	(57)	(38)	(19)	–

The following table reflects the growth of future policy benefits liability for the years ended December 31.

Future Policy Benefits

(In millions of dollars and billions of yen)	**2008**	2007	2006
Aflac U.S.	**$ 5,442**	$ 4,958	$ 4,391
Growth rate	**9.8%**	12.9%	16.2%
Aflac Japan	**$ 53,866**	$ 40,715	$ 36,447
Growth rate	**32.3%**	11.7%	7.0%
Consolidated	**$ 59,310**	$ 45,675	$ 40,841
Growth rate	**29.9%**	11.8%	7.9%
Yen/dollar exchange rate (end of period)	**91.03**	114.15	119.11
Aflac Japan	**¥ 4,903**	¥ 4,648	¥ 4,341
Growth rate	**5.5%**	7.1%	7.9%

The growth of the future policy benefits liability in dollars is primarily due to the aging of our in-force block of business and the addition of new business, as well as the strengthening of the yen against the U.S. dollar.

New Accounting Pronouncements

During the last three years, various accounting standard-setting bodies have been active in soliciting comments and issuing statements, interpretations and exposure drafts. For information on new accounting pronouncements and the impact, if any, on our financial position or results of operations, see Note 1 of the Notes to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table is a presentation of items impacting net earnings and net earnings per diluted share for the years ended December 31.

Items Impacting Net Earnings

	In Millions			Per Diluted Share		
	2008	2007	2006	**2008**	2007	2006
Net earnings	**$1,254**	$1,634	$1,483	**$2.62**	$3.31	$2.95
Items impacting net earnings, net of tax:						
Realized investment gains (losses)	**(655)**	19	51	**(1.37)**	.04	.10
Impact from SFAS 133	**(3)**	2	–	**–**	–	–

Realized Investment Gains and Losses

Our investment strategy is to invest in investment-grade fixed-income securities to provide a reliable stream of investment income, which is one of the drivers of the Company's profitability. This investment strategy aligns our assets with our liability structure, which our assets support. We do not purchase securities with the intent of generating capital gains or losses. However, investment gains and losses may be realized as a result of changes in the financial markets and the creditworthiness of specific issuers, tax planning strategies, and/or general portfolio maintenance and rebalancing. The realization of investment gains and losses is independent of the underwriting and administration of our insurance products, which are the principal drivers of our profitability.

In 2008, we realized total pretax investment losses of $1,007 million (after-tax, $655 million, or $1.37 per diluted share), primarily a result of the sale of securities and the recognition of other-than-temporary impairments. The sale of our investments in Lehman Brothers and Washington Mutual and other smaller securities transactions represented $254 million ($166 million after-tax) of the total realized investment losses. Other-than-temporary impairment losses during the year consisted of $294 million ($191 million after-tax) recognized on certain of our perpetual security investments; $213 million ($139 million after-tax) recognized on certain of our CDO investments; $180 million ($117 million after-tax) recognized on our investments in three Icelandic banks; and $65 million ($42 million after-tax) recognized on our investment in Ford Motor Company. See further discussion below regarding the other-than-temporary impairment losses on our perpetual securities, CDO investments and Icelandic bank investments.

In 2007, we realized pretax investment gains of $28 million (after-tax, $19 million, or $.04 per diluted share) primarily as a result of securities sold or redeemed in the normal course of business. In 2006, we realized pretax gains of $79 million (after-tax, $51 million, or $.10 per diluted share) primarily as a result of bond swaps and the liquidation of equity securities held by Aflac U.S. We began a bond-swap program in the second half of 2005 and concluded it in the first half of 2006. These bond swaps took advantage of tax loss carryforwards and also resulted in an improvement in overall portfolio credit quality and investment income.

We maintain investments in subordinated financial instruments, or so-called "hybrid securities." Within this class of investments, we own perpetual Upper Tier II and Tier I securities, which are subordinated to other debt obligations of the issuer, but rank higher than the issuers' equity securities. Perpetual securities have characteristics of both debt and equity investments. Although these securities generally have no contractual maturity date, they have stated interest coupons that were fixed at their issuance and subsequently change to a floating short-term rate of interest of 125 to more than 300 basis points above an appropriate market index, generally by the 25th year after issuance. We believe this interest step-up penalty has the effect of creating an economic maturity date of the perpetual securities. Since first purchasing these securities in the early 1990's, and until the third quarter of 2008, we accounted for and reported perpetual securities as debt securities and classified them as both available-for-sale and held-to-maturity securities.

In light of the unprecedented volatility in the debt and equity markets, we concluded in the third quarter of 2008 that all of our perpetual securities should be classified as available-for-sale securities for periods ending June 30, 2008 and prior. We also concluded that our perpetual securities should be evaluated for other-than-temporary impairments using an equity security impairment model as opposed to our previous policy of using a debt security impairment model.

In the third quarter of 2008, we recognized an other-than-temporary impairment charge of $191 million, after-tax, which reflects the impact of applying our equity security impairment policy to this asset class through June 30, 2008. The June 30 measurement date was used following the SEC's October 14, 2008 letter to the FASB on the topic of the appropriate impairment model to apply to perpetual securities. Included in this impairment charge is $40 million, $53 million, $50 million, and $38 million, net of tax, that relate to the years ended December 31, 2007, 2006, 2005 and 2004, respectively; and, $10 million, net of tax, that relates to the quarter ended June 30, 2008. There were no impairment charges related to perpetual securities in the first quarter of 2008. The impact of classifying all of our perpetual securities as available-for-sale securities and assessing them for other-than-temporary impairments under our equity security impairment model through June 30, 2008, was determined to be immaterial to our results of operations and financial position for any previously reported period.

In a letter to the FASB dated October 14, 2008, the SEC stated that, given the debt characteristics of perpetual securities, a debt impairment model could be used for filings subsequent to its letter, until the FASB further addresses the appropriate impairment approach. Consistent with the guidance in the SEC's letter, we have applied a debt security impairment model to our perpetual securities subsequent to the quarter ended June 30, 2008, and will continue with that approach pending further guidance from the FASB.

As of December 31, 2008, approximately 92% of our perpetual securities portfolio was rated A or better, and the fair value of our perpetual security portfolio was approximately 89% and 84% of amortized cost and par value, respectively.

As a part of our credit review process, we concluded that it had become unlikely that we would recover our investment in certain of our CDO investments as a result of continued significant declines in the credit markets during the fourth quarter of 2008. In accordance with our investment policy, we recorded an impairment charge of $164 million ($106 million after-tax) in connection with the other-than-temporary impairment of these CDOs during the fourth quarter of 2008. During the third quarter of 2008, Lehman Brothers Special Financing Inc. (LBSF), the swap counterparty under four of our CDO debt securities, filed for bankruptcy protection along with certain of its affiliates (including Lehman Brothers

Holdings Inc., the guarantor of LBSF's obligations relating to the CDOs). We transferred these CDOs from held to maturity to available for sale as a result of the default by LBSF under the swaps. We have taken steps to cause these CDO securities to be redeemed. However, there is a significant risk that delays and/or litigation associated with these redemptions may arise out of the ongoing bankruptcy proceedings involving LBSF and its affiliates.

We hold investments in three Icelandic banks, Glitnir, Landsbanki and Kaupthing, in the form of junior subordinated debt, some of which include perpetual securities. During the fourth quarter of 2008, the Icelandic government passed legislation that allowed certain distressed Icelandic financial institutions to be placed into receivership under the control of the Icelandic government. Following the passage of this legislation, the above noted Icelandic banks were placed into receivership and are now being operated by the Icelandic government, which is also in financial distress. Subsequent to these actions, we learned that it was unlikely that the banks or the Icelandic government have any intent to honor the banks' obligations beyond their domestic depositors. As a result, we recognized an other-than-temporary impairment loss of $180 million ($117 million after-tax) in the fourth quarter of 2008 to reflect the other-than-temporary impairment of our total investment in these securities. At December 31, 2008, we classified our investments in Glitner, Landsbanki and Kaupthing as below investment grade.

For additional information regarding realized investment gains and losses, please see Notes 1, 3 and 4 of the Notes to the Consolidated Financial Statements.

Impact from SFAS 133

We entered into cross-currency swap agreements to effectively convert our dollar-denominated senior notes, which mature in April 2009, into a yen-denominated obligation (see Notes 4 and 7 of the Notes to the Consolidated Financial Statements). We have designated the foreign currency component of these cross-currency swaps as a hedge of the foreign currency exposure of our investment in Aflac Japan. The effect of issuing fixed-rate, dollar-denominated debt and swapping it into fixed-rate, yen-denominated debt has the same economic impact on Aflac as if we had issued yen-denominated debt of a like amount. However, the accounting treatment for cross-currency swaps is different from issuing yen-denominated Samurai and Uridashi notes. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended" (SFAS 133), requires that the change in the fair value of the interest rate component of the cross-currency swaps, which does not qualify for hedge accounting, be reflected in net earnings. This change in fair value is determined by relative dollar and yen interest rates and has no cash impact on our results of operations. At maturity, the fair value will equal initial contract fair value, and the cumulative impact of gains and losses from the changes in fair value of the interest component will be zero. We have the ability and intent to retain the cross-currency swaps until they expire in April 2009. The impact from SFAS 133 includes the change in fair value of the interest rate component of the cross-currency swaps, which does not qualify for hedge accounting, and is included in other income.

We have also issued yen-denominated Samurai and Uridashi notes. We have designated these notes as a hedge of our investment in Aflac Japan. If the value of these yen-denominated notes and the notional amounts of the cross-currency swaps exceed our investment in Aflac Japan, we would be required to recognize the foreign currency effect on the excess, or ineffective portion, in net earnings. The ineffective portion would be included in the impact from SFAS 133. These hedges were effective during the three-year period ended December 31, 2008; therefore, there was no impact on net earnings.

We have interest-rate swap agreements related to the ¥20 billion variable interest rate Uridashi notes and have designated the swap agreements as a hedge of the variability of the debt cash flows. The notional amounts and terms of the swaps match the principal amount and terms of the variable interest rate Uridashi notes, and the swaps had no value at inception. SFAS 133 requires that the change in the fair value of the swap contracts be recorded in other comprehensive income so long as the hedge is deemed effective. Any ineffectiveness would be recognized in net earnings (other income) and would be included in the impact from SFAS 133. These hedges were effective during the three-year period ended December 31, 2008; therefore, there was no impact on net earnings. See Notes 1, 4 and 7 of the Notes to the Consolidated Financial Statements for additional information.

Foreign Currency Translation

Aflac Japan's premiums and most of its investment income are received in yen. Claims and expenses are paid in yen, and we primarily purchase yen-denominated assets to support yen-denominated policy liabilities. These and other yen-denominated financial statement items are translated into dollars for financial reporting purposes. We translate Aflac Japan's yen-denominated income statement into dollars using an average exchange rate for the reporting period, and we translate its yen-denominated balance sheet using the exchange rate at the end of the period. However, it is important to distinguish between translating and converting foreign currency. Except for a limited number of transactions, we do not actually convert yen into dollars.

Due to the size of Aflac Japan, where our functional currency is the Japanese yen, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported results. In periods when the yen weakens, translating yen into dollars results in fewer dollars being reported. When the yen strengthens, translating yen into dollars results in more dollars being reported. Consequently, yen weakening has the effect of suppressing current year results in relation to the prior year, while yen strengthening has the effect of magnifying current year results in relation to the prior year. As a result, we view foreign currency translation as a financial reporting issue for Aflac and not an economic event to our Company or shareholders. Because changes in exchange rates distort the growth rates of our operations, management evaluates Aflac's financial performance, excluding the impact of foreign currency translation.

Income Taxes

Our combined U.S. and Japanese effective income tax rate on pretax earnings was 34.5% in 2008, 34.6% in 2007 and 34.5% in 2006. Total income taxes were $660 million in 2008, compared with $865 million in 2007 and $781 million in 2006. Japanese income taxes on Aflac Japan's results account for most of our consolidated income tax expense. See Note 8 of the Notes to the Consolidated Financial Statements for additional information.

INSURANCE OPERATIONS

Aflac's insurance business consists of two segments: Aflac Japan and Aflac U.S. Aflac Japan, which operates as a branch of Aflac, is the principal contributor to consolidated earnings. GAAP financial reporting requires that a company report financial and descriptive information about operating segments in its annual financial statements. Furthermore, we are required to report a measure of segment profit or loss, certain revenue and expense items, and segment assets.

We measure and evaluate our insurance segments' financial performance using operating earnings on a pretax basis. We define segment operating earnings as the profits we derive from our operations before realized investment gains and losses, the impact from SFAS 133, and nonrecurring items. We believe that an analysis of segment pretax operating earnings is vitally important to an understanding of the underlying profitability drivers and trends of our insurance business. Furthermore, because a significant portion of our business is conducted in Japan, we believe it is equally important to understand the impact of translating Japanese yen into U.S. dollars.

We evaluate our sales efforts using new annualized premium sales, an industry operating measure. Total new annualized premium sales, which include new sales and the incremental increase in premiums due to conversions, represent the premiums that we would collect over a 12-month period, assuming the policies remain in force. For Aflac Japan, total new annualized premium sales are determined by applications written during the reporting period. For Aflac U.S., total new annualized premium sales are determined by applications that are accepted during the reporting period. Premium income, or earned premiums, is a financial performance measure that reflects collected or due premiums that have been earned ratably on policies in force during the reporting period.

AFLAC JAPAN SEGMENT

Aflac Japan Pretax Operating Earnings

Changes in Aflac Japan's pretax operating earnings and profit margins are primarily affected by morbidity, mortality, expenses, persistency and investment yields. The following table presents a summary of operating results for Aflac Japan.

Aflac Japan Summary of Operating Results

(In millions)	**2008**	2007	2006
Premium income	**$ 10,674**	$ 9,037	$ 8,762
Net investment income:			
Yen-denominated investment income	**1,312**	1,102	1,064
Dollar-denominated investment income	**741**	699	624
Net investment income	**2,053**	1,801	1,688
Other income	**15**	27	25
Total operating revenues	**12,742**	10,865	10,475
Benefits and claims	**7,972**	6,935	6,847
Operating expenses:			
Amortization of deferred policy acquisition costs	**405**	318	285
Insurance commissions	**970**	850	859
Insurance and other expenses	**1,145**	941	832
Total operating expenses	**2,520**	2,109	1,976
Total benefits and expenses	**10,492**	9,044	8,823
Pretax operating earnings*	**$ 2,250**	$ 1,821	$ 1,652
Weighted-average yen/dollar exchange rate	**103.46**	117.93	116.31

	In Dollars			**In Yen**		
Percentage change over previous year:	**2008**	2007	2006	**2008**	2007	2006
Premium income	**18.1%**	3.1%	.2%	**3.5%**	4.3%	5.9%
Net investment income	**14.0**	6.7	3.2	**–**	8.0	9.0
Total operating revenues	**17.3**	3.7	.6	**2.8**	4.9	6.3
Pretax operating earnings*	**23.6**	10.2	9.1	**8.4**	11.8	15.4

*See our definition of segment operating earnings at left.

The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force in yen of 3.2% in 2008, 3.9% in 2007 and 5.4% in 2006 reflect the high persistency of Aflac Japan's business and the sales of new policies. Annualized premiums in force at December 31, 2008, were ¥1.16 trillion, compared with ¥1.13 trillion in 2007 and ¥1.08 trillion in 2006. Annualized premiums in force, translated into dollars at respective year-end exchange rates, were $12.8 billion in 2008, $9.9 billion in 2007, and $9.1 billion in 2006.

Aflac Japan maintains a portfolio of dollar-denominated and reverse-dual currency securities (yen-denominated debt securities with dollar coupon payments). Dollar-denominated investment income from these assets accounted for approximately 36% of Aflac Japan's investment income in 2008, compared with 39% in 2007 and 37% in 2006. In years when the yen strengthens in relation to the dollar, translating Aflac Japan's dollar-denominated investment income into yen lowers growth rates for net investment income, total operating revenues, and pretax operating earnings in yen terms. In years when the yen weakens, translating dollar-denominated investment income into yen magnifies growth rates for net investment income, total operating revenues, and pretax operating earnings in yen terms. On a constant currency basis, dollar-denominated investment income accounted for approximately 39% of Aflac Japan's investment income during 2008, compared with 39% in 2007 and 36% in 2006. The following table illustrates the effect of translating Aflac Japan's dollar-denominated investment income and related items into yen by comparing certain segment results with those that would have been reported had yen/dollar exchange rates remained unchanged from the prior year.

Aflac Japan Percentage Changes Over Prior Year

(Yen Operating Results)

	Including Foreign Currency Changes			Excluding Foreign Currency Changes**		
	2008	2007	2006	**2008**	2007	2006
Net investment income	**-%**	8.0%	9.0%	**5.0%**	7.4%	6.8%
Total operating revenues	**2.8**	4.9	6.3	**3.8**	4.9	6.0
Pretax operating earnings*	**8.4**	11.8	15.4	**13.8**	11.3	13.3

*See Page 30 for our definition of segment operating earnings.

**Amounts excluding foreign currency changes on dollar-denominated items were determined using the same yen/dollar exchange rate for the current year as each respective prior year.

The following table presents a summary of operating ratios for Aflac Japan.

Ratios to total revenues:	2008	2007	2006
Benefits and claims	**62.5%**	63.8%	65.4%
Operating expenses:			
Amortization of deferred policy acquisition costs	**3.2**	2.9	2.7
Insurance commissions	**7.6**	7.8	8.2
Insurance and other expenses	**9.0**	8.7	7.9
Total operating expenses	**19.8**	19.4	18.8
Pretax operating earnings*	**17.7**	16.8	15.8

*See Page 30 for our definition of segment operating earnings.

The benefit ratio has declined over the past several years, reflecting the impact of newer products and riders with lower loss ratios. We have also experienced favorable claim trends in our major product lines. We expect the improvement in the benefit ratio to continue as we shift to newer products and riders and benefit from the impact of favorable claim trends. However, this improvement is partially offset by the effect of low investment yields, which impacts our profit margin by reducing the spread between investment yields and required interest on policy reserves (see table and discussion in the Interest Rate Risk section of this MD&A). The operating expense ratio increased modestly in 2008 in line with our expectations and primarily reflects the increased costs associated with IT infrastructure changes and our preparation for sales through the bank channel. We expect the operating expense ratio to increase slightly in 2009. Due to continued improvement in the benefit ratio, the pretax operating profit margin expanded in 2008. We expect continued expansion in the profit margin in 2009.

Aflac Japan Sales

Our stated objective for 2008 was to increase sales 3% to 7%. We had anticipated growth from new sales distribution opportunities; however, our new bank channel sales were lower than expected and were negatively affected by the emergence of the financial crisis late in the year. Despite sales increasing slightly to ¥114.7 billion, we did not reach our sales target for 2008. The following table presents Aflac Japan's total new annualized premium sales for the years ended December 31.

	In Dollars			In Yen		
(In millions of dollars and billions of yen)	**2008**	2007	2006	**2008**	2007	2006
Total new annualized premium sales	**$ 1,115**	$ 974	$ 1,010	**¥114.7**	¥ 114.6	¥ 117.5
Percentage change over prior year	**14.4%**	(3.5)%	(13.5)%	**-%**	(2.4)%	(8.8)%

The following table details the contributions to total new annualized premium sales by major product for the years ended December 31.

	2008	2007	2006
Medical policies	**34%**	33%	33%
Cancer	**34**	33	28
Ordinary life	**23**	22	23
Rider MAX	**5**	7	10
Other	**4**	5	6
Total	**100%**	100%	100%

Cancer insurance was our top-selling product category for Aflac Japan in 2008 with sales rising 3.6% over 2007. Aflac remains the best branded company in Japan for cancer insurance.

Our cancer insurance marketing efforts in 2008 centered on Cancer Forte, which we introduced in September 2007. Cancer Forte offers increased outpatient benefits compared to the preceding version of this policy. In addition to our traditional first-occurrence benefit, this product also pays an annuity to a newly diagnosed patient from the second year through the fifth year following diagnosis. It also assists policyholders with counseling and doctor referral services through a third party upon diagnosis of the disease. For consumers who had the earlier cancer insurance product, we introduced a special bridge policy in 2008 that allows existing policyholders to upgrade their coverage to that of Cancer Forte.

As previously disclosed, Japan Post Network Co., Ltd., selected Aflac Japan in November 2007 as its provider of cancer insurance to be sold through post offices. Japan Post Network Co., Ltd. has historically been a popular place for consumers to purchase insurance products. We began selling cancer insurance through the Japan Post Network Co., Ltd. in October 2008, with our product being offered through 300 post offices.

Our cancer policies are also marketed through a strategic alliance with Dai-ichi Mutual Life. In 2008, Dai-ichi Life sold nearly 190,000 of our market-leading cancer policies, retaining its distinction as the number two seller of cancer insurance behind only Aflac Japan. We are convinced that the affordable cancer products Aflac Japan provides will continue to be an important part of our product portfolio.

Medical sales increased 2.8% in 2008, compared with prior year. Since first launching a stand-alone medical product called EVER in 2002, we have been the number one seller of medical insurance policies in Japan. We believe that our number one position benefits us in the marketplace. As a result, we continue to believe that the medical category will be an important part of our product portfolio. In the last five years, we have segmented the market by developing variations of EVER that appeal to specific types of Japanese consumers. Gentle EVER, introduced in 2007, provides an affordable alternative to help consumers who may have a health problem that would exclude them from purchasing other EVER products. With continued cost pressure on Japan's health care system, we expect the need for medical products will continue to rise in the future, and we remain encouraged about the outlook for the medical insurance market.

We continue to believe that sales of cancer and medical insurance will benefit from the recently opened bank channel. By the end of 2008, we had agreements with 242 banks to sell our products in their branches. We have significantly more selling agreements than any of our competitors. We believe our longstanding relationships within the Japan banking sector have given us an advantage in developing this channel. Furthering our reach into the banking channel was the endorsement of Aflac's products by the National Association of Shinkin Banks. This association of about 280 shinkin banks, which are similar to credit unions, chose Aflac as one of only four providers of third sector insurance products to its member banks. Aflac was the only foreign company chosen. In addition, Aflac was the only company selected for both cancer and medical insurance. We believe we are well-positioned to see continued improvement in bank channel sales.

In November 2008, we introduced a new product to the market called Sanjuso. This innovative new offering is a single-premium product that provides lump-sum payments upon the diagnosis of cancer, heart attack or stroke, as well as a death benefit. It was primarily designed for the bank channel. Initial sales of Sanjuso were negatively impacted by the financial crisis. However, we believe it will fit well in our bank agents' product portfolios, particularly those of the mega banks and larger regional banks in Japan.

We remain committed to selling through our traditional channels, which allows us to reach consumers through affiliated corporate agencies, independent corporate agencies and individual agencies. In 2008, we recruited approximately 3,950 new sales agencies. At the end of the year, Aflac Japan was represented by more than 18,800 sales agencies, or more than 107,400 licensed sales associates employed by those agencies.

We believe that there is still a strong need for our products in Japan. Although we have a cautious outlook for sales in 2009 due to the current global economic uncertainty, our objective is for sales to be flat to up 5% in Japan, including continued growth in contributions from our new distribution channels (see the Japanese Regulatory Environment section of this MD&A for further discussion regarding these distribution channels). Our sales objective could change if the Japanese economy experiences further deterioration.

Aflac Japan Investments

Growth of investment income in yen is affected by available cash flow from operations, timing of and yields on new investments, and the effect of yen/dollar exchange rates on dollar-denominated investment income. Aflac Japan has invested in privately issued securities to secure higher yields than those available on Japanese government or other public corporate bonds, while still adhering to prudent standards for credit quality. All of our privately issued securities are rated investment grade at the time of purchase. These securities are generally issued with documentation consistent with standard medium-term note programs. In addition, many of these investments have protective covenants appropriate to the specific issuer, industry and country. These covenants often require the issuer to adhere to specific financial ratios and give priority to repayment of our investment under certain circumstances.

The following table presents the results of Aflac Japan's investment activities for the years ended December 31.

	2008	2007	2006
New money yield - yen only	**3.20%**	3.05%	3.10%
New money yield - blended	**3.43**	3.38	3.33
Return on average invested assets, net of investment expenses	**3.82**	4.06	4.11

At December 31, 2008, the yield on Aflac Japan's investment portfolio, including dollar-denominated investments, was 3.90%, compared with 4.02% a year ago. The overall credit quality of Aflac Japan's investments remained high. At the end of 2008, 80.9% of our debt and perpetual securities were rated A or better on an amortized cost basis. Only 1.9% of Aflac Japan's holdings were rated below investment grade at the end of 2008. See the Credit Risk section of this MD&A for additional information.

Japanese Economy

The Bank of Japan's January 2009 Monthly Report of Recent Economic and Financial Developments stated that Japan's economic conditions have been deteriorating significantly. Private consumption has weakened as a result of decreased household income and increased unemployment. Exports have decreased due to a slowdown in overseas economies and the appreciation of the yen. The report projected that Japan's economic conditions are expected to continue to deteriorate. A broad economic stimulus plan has been proposed in Japan that would hopefully increase public spending. We believe that the Japanese economic situation is uncertain and that growth may not return until confidence is restored to the global financial markets.

Japan's system of compulsory public health care insurance provides medical coverage to every Japanese citizen. These public medical expenditures are covered by a combination of premiums paid by insureds and their employers, taxes and copayments from the people who receive medical service. However, given Japan's aging population, the resources available to these publicly funded social insurance programs have come under increasing pressure. As a result, copayments and other out-of-pocket expenses have been rising and affecting more people. We believe higher out-of-pocket expenses will lead consumers to purchase more supplemental medical insurance. Many insurance companies have recognized the opportunities for selling supplemental medical insurance in Japan and have launched new products in recent years.

However, we believe our favorable cost structure compared with other insurers makes us a very effective competitor. In addition, we believe our brand, customer service and financial strength also benefit our market position.

Japanese Regulatory Environment

Japan's Financial Services Agency (FSA) adopted new mortality tables for reserving newly underwritten policies effective April 2007. These new tables reflect recent improvements in survival rates in Japan and have generally resulted in a decrease in policy premiums for death benefit products and an increase in premium rates for third sector (health) products and annuities. We reflected the impact of the new mortality table in our product pricing for the first sector (life) products effective April 2007. For the third sector, the revised tables were reflected in our product pricing effective September 2007.

Additionally, the FSA has implemented a new rule for third sector product reserving for our FSA-based financial statements, effective April 1, 2007. Under the new rule, we are required to conduct stress testing of our reserves using a prescribed method that incorporates actual morbidity. The results of the tests and their relation to our reserves determine whether reserve strengthening is required. This new reserve requirement will not impact our GAAP financial statements. Adoption of this requirement did not have a material impact on our FSA-based financial statements for the year ended March 31, 2008, or on our product pricing going forward.

We expect that our distribution system will continue to evolve in Japan. Regulatory changes that took effect in December 2007 enable banks to sell our third sector products to their customers. Our strong brand as the leading seller of cancer and medical insurance products in Japan and our many long-term relationships within the Japan banking sector place us in a strong position to sell through this new channel. By the end of 2008, we had agreements with 242 banks to market Aflac's products.

AFLAC U.S. SEGMENT

Aflac U.S. Pretax Operating Earnings

Changes in Aflac U.S. pretax operating earnings and profit margins are primarily affected by morbidity, mortality, expenses, persistency and investment yields. The following table presents a summary of operating results for Aflac U.S.

Aflac U.S. Summary of Operating Results

(In millions)	2008	2007	2006
Premium income	**$4,272**	$ 3,936	$ 3,552
Net investment income	**505**	500	465
Other income	**10**	10	10
Total operating revenues	**4,787**	4,446	4,027
Benefits and claims	**2,527**	2,350	2,169
Operating expenses:			
Amortization of deferred policy acquisition costs	**370**	323	290
Insurance commissions	**488**	481	444
Insurance and other expenses	**657**	600	539
Total operating expenses	**1,515**	1,404	1,273
Total benefits and expenses	**4,042**	3,754	3,442
Pretax operating earnings*	**$ 745**	$ 692	$ 585
Percentage change over previous year:			
Premium income	**8.5%**	10.8%	9.5%
Net investment income	**.9**	7.5	10.4
Total operating revenues	**7.7**	10.4	9.5
Pretax operating earnings*	**7.6**	18.3	11.4

*See Page 30 for our definition of segment operating earnings.

The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force of 6.2% in 2008, 10.0% in 2007 and 10.5% in 2006 were favorably affected by sales at the worksite and a slight improvement in the persistency of several products. Annualized premiums in force at December 31 were $4.8 billion in 2008, compared with $4.5 billion in 2007 and $4.1 billion in 2006. Net investment income was relatively flat during 2008, primarily as a result of funds utilized in our accelerated share repurchase programs in the first and third quarters of 2008. For further information, see the Capital Resources and Liquidity section of this MD&A and Note 9 of the Notes to the Consolidated Financial Statements.

The table at the top of the next column presents a summary of operating ratios for Aflac U.S.

The benefit ratio, operating expense ratio and pretax operating profit margin for 2008 were relatively stable, compared with 2007. We expect the benefit ratio to decline modestly and the operating expense ratio and pretax operating profit margin to increase slightly in 2009.

Ratios to total revenues:	2008	2007	2006
Benefits and claims	**52.8%**	52.9%	53.9%
Operating expenses:			
Amortization of deferred policy acquisition costs	**7.7**	7.3	7.2
Insurance commissions	**10.2**	10.8	11.0
Insurance and other expenses	**13.7**	13.4	13.4
Total operating expenses	**31.6**	31.5	31.6
Pretax operating earnings*	**15.6**	15.6	14.5

*See Page 30 for our definition of segment operating earnings.

Aflac U.S. Sales

In 2008, we believe the weak economy had a negative effect on the demand for the products we sell, resulting in a slight decrease in new annualized premium sales. The following table presents Aflac's U.S. total new annualized premium sales for the years ended December 31.

(In millions)	2008	2007	2006
Total new annualized premium sales	**$ 1,551**	$ 1,558	$ 1,423
Increase (decrease) over prior year	**(.4)%**	9.5%	13.1%

Although we have a cautious outlook for sales in 2009 due to the current global economic uncertainty, our objective is for total new annualized premium sales to be flat to up 5% in the U.S. Our sales objective could change if the U.S. economy experiences further deterioration.

The following table details the contributions to total new annualized premium sales by major product category for the years ended December 31.

	2008	2007	2006
Accident/disability coverage	**49%**	51%	52%
Cancer expense insurance	**19**	18	17
Hospital indemnity products	**16**	14	12
Fixed-benefit dental coverage	**5**	6	6
Other	**11**	11	13
Total	**100%**	100%	100%

Total new annualized premium sales for accident/disability, our leading product category, decreased 4.8% in 2008, while cancer expense insurance increased 4.2% and our hospital indemnity category increased 13.6%, compared with 2007.

One aspect of our growth strategy is the continued enhancement of our product line. In 2008, we primarily directed our efforts to helping consumers broaden their coverage by pairing existing policies that complement one another's coverage. We launched a product portfolio initiative in 2008 that provided sales associates with the support and enrollment technology to offer defined combinations of products, or "portfolios," that provide breadth and/or depth of coverage for diverse medical health events. A popular portfolio combination includes pairing our accident product in conjunction with our personal sickness indemnity product. We are also pairing life products with any other supplemental policy we offer. As a result of this approach, life premiums and policies showed double-digit increases for the year.

Another aspect of our growth strategy is our focus on growing and improving our U.S. sales force. We remain satisfied with our progress in the ongoing expansion of our U.S. sales force. We recruited more than 25,700 new sales associates in 2008, resulting in more than 74,300 licensed sales associates at December 31, 2008, a 4.4% increase compared with 2007. On a weekly basis, the average number of U.S. associates actively producing business rose 2.6% to more than 11,200 in 2008. We believe that the average weekly producing sales associates metric allows our sales management to actively monitor progress and needs on a real-time basis. Furthermore, we believe the increase in producing sales associates reflects the success of the training programs we implemented over the last few years. With total new payroll accounts rising 6.3% in 2008, we believe we have added "shelf space" that will lead to better sales when the economy stabilizes.

In 2008, we intensified preparation for our new Aflac for Brokers initiative that we expect to implement in 2009. Insurance brokers have been a historically underleveraged sales channel for Aflac, and we believe we can establish relationships that will complement, not compete with, our traditional distribution system. We have assembled an experienced broker team, and we are supporting this initiative with streamlined products, specific advertising, and customized enrollment technology. Additionally, a new level of management has been introduced in 2009 to deliver this initiative. Broker Development Coordinators have been hired in most of our state operations to initiate contact with new brokers as well as develop relationships with our current brokers. These coordinators will be assisted by a team of certified case managers whose purpose will be to coordinate the enrollments created by our Broker Development Coordinators.

U.S. Economy

Operating in the U.S. economy was a challenge in 2008. The weak economic environment has likely had an impact on some of our policyholders, potential customers and sales associates, and the recent stock market turmoil has added to consumer unease. In addition, Hurricane Ike severely disrupted sales activities in Texas, our largest state in terms of new sales. Although we believe that the weakened U.S. economy has been a contributing factor to slower sales growth, we also believe our products remain affordable to the average American consumer. Consumers' underlying need for our U.S. product line has not changed, and we believe that the United States remains a sizeable and attractive market.

Aflac U.S. Investments

The following table presents the results of Aflac's U.S. investment activities.

	2008	2007	2006
New money yield	**7.60%**	6.44%	6.44%
Return on average invested assets, net of investment expenses	**6.77**	6.79	6.86

The increase in the U.S. new money yield reflects widening credit spreads globally. At December 31, 2008, the portfolio yield on Aflac's U.S. portfolio was 7.10%, compared with 7.00% a year ago. During the second quarter of 2008, we purchased $200 million of variable interest rate CDOs that support $200 million of variable interest rate funding agreements issued by Aflac U.S. Because these CDOs do not support our core policyholder benefit obligations, the yield on these CDOs is not included in the Aflac U.S. portfolio yield or in the yields listed in the above table.

The overall credit quality of Aflac U.S. investments remained high. Based on amortized cost, 98.4% of our holdings were rated investment grade at the end of 2008, and only 1.6% were rated below investment grade.

See Note 3 of the Notes to the Consolidated Financial Statements and the Credit Risk section of this MD&A for additional information.

OTHER OPERATIONS

Corporate operating expenses consist primarily of personnel compensation, benefits and facilities expenses. Corporate expenses, excluding investment income, were $61 million in 2008, $56 million in 2007 and $57 million in 2006. Investment income included in reported corporate expenses was $20 million in 2008, $31 million in 2007 and $16 million in 2006.

ANALYSIS OF FINANCIAL CONDITION

Our financial condition has remained strong in the functional currencies of our operations. The yen/dollar exchange rate at the end of each period is used to translate yen-denominated balance sheet items to U.S. dollars for reporting purposes.

The table at the top of the following page demonstrates the effect of the change in the yen/dollar exchange rate by comparing select balance sheet items as reported at December 31, 2008, with the amounts that would have been reported had the exchange rate remained unchanged from December 31, 2007.

Foreign Exchange Effected Balance Sheet Items

(In millions)	As Reported	Exchange Effect	Net of Exchange Effect
Yen/dollar exchange rate*	91.03		114.15
Investments and cash	$ 68,550	$ 11,856	$ 56,694
Deferred policy acquisition costs	8,237	1,143	7,094
Total assets	79,331	13,312	66,020
Policy liabilities	66,219	12,044	54,174
Total liabilities	72,692	13,180	59,512

*The exchange rate at December 31, 2008, was 91.03 yen to one dollar, or 25.4% stronger than the December 31, 2007, exchange rate of 114.15.

Market Risks of Financial Instruments

Our investment philosophy is to maximize investment income while emphasizing liquidity, safety and quality. Our investment objective, subject to appropriate risk constraints, is to fund policyholder obligations and other liabilities in a manner that enhances shareholders' equity. We seek to achieve this objective through a diversified portfolio of fixed-income investments that reflects the characteristics of the liabilities it supports. Aflac invests primarily within the fixed income debt and perpetual securities markets.

The following table details investment securities by segment as of December 31.

Investment Securities by Segment

	Aflac Japan		Aflac U.S.	
(In millions)	**2008**	2007	**2008**	2007
Securities available for sale, at fair value:				
Fixed maturities	**$ 29,140**	$ 23,532	**$ 5,772***	$ 6,874*
Perpetual securities	**7,843**	3,758	**204**	331
Equity securities	**27**	28	**–**	–
Total available for sale	**37,010**	27,318	**5,976**	7,205
Securities held to maturity, at amortized cost:				
Fixed maturities	**24,236**	16,799	**200**	20
Perpetual securities	**–**	3,985	**–**	–
Total held to maturity	**24,236**	20,784	**200**	20
Total investment securities	**$ 61,246**	$ 48,102	**$ 6,176**	$ 7,225

*Excludes investment-grade, available-for-sale fixed-maturity securities held by the Parent Company of $100 in 2008 and $105 in 2007.

During the third quarter of 2008, we reclassified our held-to-maturity perpetual securities to available for sale. These securities have characteristics of both debt and equity investments. Since first purchasing these securities in the early 1990's, we have accounted for and reported perpetual securities as both available-for-sale and held-to-maturity securities. However, in light of the recent unprecedented volatility in the debt and equity markets, we have concluded that all of our perpetual securities should be classified as available for sale. See Notes 1 and 3 of the Notes to the Consolidated Financial Statements and the Realized Investment Gains and Losses section of this MD&A for additional information.

During the second quarter of 2008, Aflac U.S. used the proceeds from the issuance of $200 million of variable interest rate funding agreements to third party investors to purchase a corresponding amount of variable interest rate CDOs. These CDOs were purchased exclusively to support our obligation under the funding agreements and are classified as fixed maturities in the Aflac U.S. held-to-maturity portfolio. See Note 3 of the Notes to the Consolidated Financial Statements for additional information.

Because we invest in fixed-income securities, our financial instruments are exposed primarily to three types of market risks: currency risk, interest rate risk and credit risk.

Currency Risk

The functional currency of Aflac Japan's insurance operation is the Japanese yen. All of Aflac Japan's premiums, claims and commissions are received or paid in yen, as are most of its investment income and other expenses. Furthermore, most of Aflac Japan's investments, cash and liabilities are yen-denominated. When yen-denominated securities mature or are sold, the proceeds are generally reinvested in yen-denominated securities. Aflac Japan holds these yen-denominated assets to fund its yen-denominated policy obligations. In addition, Aflac Incorporated has yen-denominated notes payable and cross-currency swaps related to its dollar-denominated senior notes.

Although we generally do not convert yen into dollars, we do translate financial statement amounts from yen into dollars for financial reporting purposes. Therefore, reported amounts are affected by foreign currency fluctuations. We report unrealized foreign currency translation gains and losses in accumulated other comprehensive income.

On a consolidated basis, we attempt to minimize the exposure of shareholders' equity to foreign currency translation fluctuations. We accomplish this by investing a portion of Aflac Japan's investment portfolio in dollar-denominated securities, by the Parent Company's issuance of yen-denominated debt and by the use of cross-currency swaps (for additional information, see the discussion under Hedging Activities as follows in this section of MD&A). As a result, the effect of currency fluctuations on our net assets is reduced. The dollar values of our yen-denominated net assets, which are subject to foreign currency translation fluctuations for financial reporting purposes, are summarized as follows (translated at end-of-period exchange rates) for the years ended December 31:

(In millions)	2008	2007
Aflac Japan yen-denominated net assets	**$ 2,528**	$ 2,415
Parent Company yen-denominated net liabilities	**(1,876)**	(1,496)
Consolidated yen-denominated net assets subject to foreign currency translation fluctuations	**$ 652**	$ 919

The decrease in our yen-denominated net asset position resulted from the continuing decline in the market value of our yen-denominated available-for-sale investment securities as a result of widening credit spreads globally.

The table to the right demonstrates the effect of foreign currency fluctuations by presenting the dollar values of our yen-denominated assets and liabilities, and our consolidated yen-denominated net asset exposure at selected exchange rates as of December 31.

We are exposed to economic currency risk only when yen funds are actually converted into dollars. This primarily occurs when we repatriate funds from Aflac Japan to Aflac U.S., which is generally done annually. The exchange rates prevailing at the time of repatriation will differ from the exchange rates prevailing at the time the yen profits were earned. A portion of the repatriation may be used to service Aflac Incorporated's yen-denominated notes payable with the remainder converted into dollars.

Dollar Value of Yen-Denominated Assets and Liabilities at Selected Exchange Rates

(In millions)	**December 31, 2008**			December 31, 2007		
Yen/dollar exchange rates	**76.03**	**91.03***	**106.03**	99.15	114.15*	129.15
Yen-denominated financial instruments:						
Assets:						
Securities available for sale:						
Fixed maturities	**$ 31,145**	**$ 26,013**	**$ 22,333**	$ 23,190	$ 20,143	$ 17,803
Perpetual securities	**9,343**	**7,804**	**6,700**	4,211	3,658	3,233
Equity securities	**26**	**22**	**19**	32	28	25
Securities held to maturity:						
Fixed maturities	**29,018**	**24,236**	**20,808**	19,341	16,799	14,848
Perpetual securities	**–**	**–**	**–**	4,588	3,985	3,522
Cash and cash equivalents	**456**	**381**	**327**	369	321	284
Other financial instruments	**97**	**80**	**69**	60	52	46
Subtotal	**70,085**	**58,536**	**50,256**	51,791	44,986	39,761
Liabilities:						
Notes payable	**1,522**	**1,271**	**1,091**	1,169	1,015	898
Cross-currency swaps	**731**	**610**	**524**	560	487	430
Japanese policyholder protection corporation	**192**	**161**	**138**	174	151	133
Subtotal	**2,445**	**2,042**	**1,753**	1,903	1,653	1,461
Net yen-denominated financial instruments	**67,640**	**56,494**	**48,503**	49,888	43,333	38,300
Other yen-denominated assets	**8,605**	**7,187**	**6,170**	6,310	5,480	4,844
Other yen-denominated liabilities	**75,465**	**63,029**	**54,113**	55,140	47,894	42,331
Consolidated yen-denominated net assets subject to foreign currency fluctuation	**$ 780**	**$ 652**	**$ 560**	$ 1,058	$ 919	$ 813

*Actual year-end exchange rate

Interest Rate Risk

Our primary interest rate exposure is to the impact of changes in interest rates on the fair value of our investments in debt and perpetual securities. We use a modified duration analysis modeling approach, which measures price percentage volatility, to estimate the sensitivity of the fair values of our investments to interest rate changes on the debt and perpetual securities we own. For example, if the current duration of a debt security or perpetual security is 10, then the fair value of that security will increase by approximately 10% if market interest rates decrease by 100 basis points, assuming all other factors remain constant. Likewise, the fair value of the debt security or perpetual security will decrease by approximately 10% if market interest rates increase by 100 basis points, assuming all other factors remain constant. We believe a principal cause of the increase in gross unrealized losses on securities available for sale is the effect of widening credit spreads on Aflac Japan's long-duration invested assets.

The estimated effect of potential increases in interest rates on the fair values of debt and perpetual securities we own, notes payable, cross-currency and interest-rate swaps and our obligation to the Japanese policyholder protection corporation as of December 31 is shown to the right:

Sensitivity of Fair Values of Financial Instruments to Interest Rate Changes

	2008		2007	
(In millions)	**Fair Value**	**+100 Basis Points**	Fair Value	+100 Basis Points
Debt and perpetual securities:				
Fixed-maturity securities:				
Yen-denominated	**$ 49,047**	**$ 43,556**	$ 36,314	$ 32,151
Dollar-denominated	**9,048**	**8,246**	10,388	9,505
Perpetual securities:				
Yen-denominated	**7,804**	**7,103**	7,598	6,889
Dollar-denominated	**244**	**225**	431	395
Total debt and perpetual securities	**$ 66,143**	**$ 59,130**	$ 54,731	$ 48,940
Notes payable*	**$ 1,713**	**$ 1,530**	$ 1,452	$ 1,415
Cross-currency and interest-rate swap liabilities	**$ 158**	**$ 151**	$ 35	$ 27
Japanese policyholder protection corporation	**$ 161**	**$ 161**	$ 151	$ 151

*Excludes capitalized lease obligations

There are various factors that affect the fair value of our investment in debt and perpetual securities. Included in those factors are changes in the prevailing interest rate environment. Changes in the interest rate environment directly affect the balance of unrealized gains or losses for a given period in relation to a prior period. Decreases in market yields generally improve the fair value of debt and perpetual securities while increases in market yields generally have a negative impact on the fair value of our debt and perpetual securities. However, we do not expect to realize a majority of any unrealized gains or losses because we have the intent and ability to hold such securities until a recovery of value, which may be maturity. For additional information on unrealized losses on debt and perpetual securities, see Note 3 of the Notes to the Consolidated Financial Statements.

We attempt to match the duration of our assets with the duration of our liabilities. The following table presents the approximate duration of our yen-denominated assets and liabilities, along with premiums, as of December 31.

(In years)	**2008**	2007
Yen-denominated debt securities	**12**	13
Policy benefits and related expenses to be paid in future years	**14**	14
Premiums to be received in future years on policies in force	**10**	10

The following table shows a comparison of average required interest rates for future policy benefits and investment yields, based on amortized cost, for the years ended December 31.

Comparison of Interest Rates for Future Policy Benefits and Investment Yields

(Net of Investment Expenses)

	2008		2007		2006	
	U.S.	**Japan***	U.S.	Japan*	U.S.	Japan*
Policies issued during year:						
Required interest on policy reserves	**5.50%**	**2.74%**	5.50%	2.74%	5.50%	2.77%
New money yield on investments	**7.56**	**3.27**	6.40	3.11	6.40	3.12
Policies in force during year:						
Required interest on policy reserves	**6.12**	**4.55**	6.20	4.63	6.28	4.71
Return on average invested assets	**6.77**	**3.82**	6.79	3.83	6.86	3.88

*Represents yen-denominated investments for Aflac Japan that support policy obligations and therefore excludes Aflac Japan's annuities, and dollar-denominated investments and related investment income

We continue to monitor the spread between our new money yield and the required interest assumption for newly issued products in both the United States and Japan and will re-evaluate those assumptions as necessary.

Over the next two years, we have yen-denominated securities that will mature with yields in excess of Aflac Japan's current net investment yield of 3.61%. These securities total $2.0 billion at amortized cost and have an average yield of 5.74%. Currently, when debt and perpetual securities we own mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, adding riders to our older policies has helped offset negative investment spreads on these policies. Overall, adequate profit margins exist in Aflac Japan's aggregate block of business because of profits that have emerged from changes in the mix of business and favorable experience from mortality, morbidity and expenses.

We have entered into interest-rate swap agreements related to our ¥20 billion variable interest rate Uridashi notes. These agreements effectively swap the variable interest rate Uridashi notes to fixed rate notes to mitigate our exposure to interest rate risk. For further information, see Notes 4 and 7 of the Notes to the Consolidated Financial Statements.

Credit Risk

Our investment activities expose us to credit risk, which is a consequence of extending credit and/or carrying investment positions. However, we continue to adhere to prudent standards for credit quality. We accomplish this by considering our product needs and overall corporate objectives, in addition to credit risk. In evaluating the initial rating, we look at the overall senior issuer rating, the explicit rating for the actual issue or the rating for the security class, and, where applicable, the appropriate designation from the Securities Valuation Office (SVO) of the National Association of Insurance Commissioners (NAIC). All of our securities have ratings from either a nationally recognized statistical rating organization or the SVO of the NAIC. In addition, we perform extensive internal credit reviews to ensure that we are consistent in applying rating criteria for all of our securities.

The following table shows the subordination distribution of our debt and perpetual securities.

Subordination Distribution of Debt and Perpetual Securities

	2008		2007	
(In millions)	**Amortized Cost**	**Percent of Total**	Amortized Cost	Percent of Total
Senior notes	**$51,091**	**73.5%**	$ 38,483	70.6%
Subordinated securities:				
Fixed maturities (stated maturity date):				
Lower Tier II	**7,777**	**11.2**	6,277	11.5
Upper Tier II	**340**	**.5**	296	.6
Tier I*	**750**	**1.1**	582	1.0
Surplus Notes	**374**	**.5**	375	.7
Trust Preferred - Non-banks	**86**	**.1**	154	.3
Other Subordinated - Non-banks	**52**	**.1**	52	.1
Total fixed maturities	**9,379**	**13.5**	7,736	14.2
Perpetual securities (economic maturity date):				
Upper Tier II	**6,532**	**9.4**	5,812	10.7
Tier I	**2,542**	**3.6**	2,439	4.5
Total perpetual securities	**9,074**	**13.0**	8,251	15.2
Total	**$69,544**	**100.0%**	$ 54,470	100.0%

*Includes Trust Preferred securities

The majority, or 73.5%, of our total investments in debt and perpetual securities was senior debt, as of December 31, 2008, as shown in the table above. We maintained investments in subordinated financial instruments, that comprised 26.5% of our total investments in debt and perpetual securities at December 31, 2008. These investments primarily consisted of Lower Tier II, Upper Tier II, and Tier I securities. The Lower Tier II securities are debt instruments with fixed maturities. Our Upper Tier II and Tier I investments consisted of debt instruments with fixed maturities and perpetual securities, which have an economic maturity as opposed to a stated maturity. Perpetual securities comprise 95% and 77% of our total Upper Tier II and Tier I investments, respectively as of December 31, 2008.

The amortized cost for our investments in debt and perpetual securities, the cost for equity securities and the fair values of these investments at December 31 are shown in the following tables.

	2008				2007			
(In millions)	**Cost or Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale, carried at fair value:								
Fixed maturities:								
Yen-denominated:								
Government and guaranteed	**$ 11,153**	**$ 988**	**$ 16**	**$ 12,125**	$ 8,438	$ 621	$ 36	$ 9,023
Mortgage- and asset-backed securities	**491**	**8**	**–**	**499**	272	6	–	278
Public utilities	**2,282**	**188**	**17**	**2,453**	1,741	162	31	1,872
Collateralized debt obligations	**253**	**6**	**–**	**259**	–	–	–	–
Sovereign and supranational	**943**	**37**	**126**	**854**	751	54	31	774
Banks/financial institutions	**4,667**	**81**	**686**	**4,062**	3,814	228	112	3,930
Other corporate	**6,183**	**155**	**576**	**5,762**	4,406	131	271	4,266
Total yen-denominated	**25,972**	**1,463**	**1,421**	**26,014**	19,422	1,202	481	20,143
Dollar-denominated:								
Government and guaranteed	**266**	**6**	**1**	**271**	376	7	1	382
Municipalities	**119**	**1**	**14**	**106**	128	3	5	126
Mortgage- and asset-backed securities	**738**	**7**	**189**	**556**	502	6	14	494
Collateralized debt obligations	**53**	**–**	**37**	**16**	92	–	16	76
Public utilities	**1,337**	**34**	**165**	**1,206**	1,007	73	13	1,067
Sovereign and supranational	**366**	**44**	**9**	**401**	424	80	2	502
Banks/financial institutions	**2,910**	**107**	**529**	**2,488**	3,157	165	106	3,216
Other corporate	**4,273**	**182**	**501**	**3,954**	4,291	302	88	4,505
Total dollar-denominated	**10,062**	**381**	**1,445**	**8,998**	9,977	636	245	10,368
Total fixed maturities	**36,034**	**1,844**	**2,866**	**35,012**	29,399	1,838	726	30,511
Perpetual securities:								
Yen-denominated:								
Banks/financial institutions	**8,400**	**187**	**1,091**	**7,496**	3,549	123	253	3,419
Other corporate	**294**	**13**	**–**	**307**	263	–	18	245
Dollar-denominated:								
Banks/financial institutions	**380**	**–**	**136**	**244**	455	8	38	425
Total perpetual securities	**9,074**	**200**	**1,227**	**8,047**	4,267	131	309	4,089
Equity securities	**24**	**5**	**2**	**27**	21	8	1	28
Total securities available for sale	**$ 45,132**	**$ 2,049**	**$ 4,095**	**$ 43,086**	$ 33,687	$ 1,977	$ 1,036	$ 34,628
Securities held to maturity, carried at amortized cost:								
Fixed maturities:								
Yen-denominated:								
Government and guaranteed	**$ 220**	**$ 17**	**$ –**	**$ 237**	$ 175	$ –	$ 1	$ 174
Mortgage- and asset-backed securities	**75**	**1**	**1**	**75**	43	–	–	43
Collateralized debt obligations	**403**	**–**	**295**	**108**	403	–	79	324
Public utilities	**3,951**	**168**	**66**	**4,053**	1,937	18	66	1,889
Sovereign and supranational	**3,582**	**93**	**132**	**3,543**	3,069	78	69	3,078
Banks/financial institutions	**12,291**	**147**	**1,195**	**11,243**	8,976	85	644	8,417
Other corporate	**3,714**	**145**	**84**	**3,775**	2,196	92	42	2,246
Total yen-denominated	**24,236**	**571**	**1,773**	**23,034**	16,799	273	901	16,171
Dollar-denominated:								
Collateralized debt obligations	**200**	**–**	**150**	**50**	–	–	–	–
Government	**–**	**–**	**–**	**–**	20	–	–	20
Total dollar-denominated	**200**	**–**	**150**	**50**	20	–	–	20
Total fixed maturities	**24,436**	**571**	**1,923**	**23,084**	16,819	273	901	16,191
Perpetual securities:								
Yen-denominated:								
Banks/financial institutions	**–**	**–**	**–**	**–**	3,985	135	186	3,934
Total perpetual securities	**–**	**–**	**–**	**–**	3,985	135	186	3,934
Total securities held to maturity	**$ 24,436**	**$ 571**	**$ 1,923**	**$ 23,084**	$ 20,804	$ 408	$ 1,087	$ 20,125

The methods of determining the fair values of our investments in debt securities, perpetual securities and equity securities are described in Note 4 of the Notes to the Consolidated Financial Statements.

Our investment discipline begins with a top-down approach for each investment opportunity we consider. Consistent with that approach, we first approve each country in which we invest. In our approach to sovereign analysis, we consider the political, legal and financial context of the sovereign entity in which an issuer is domiciled and operates. Next we approve the issuer's industry sector, including such factors as the stability of results and the importance of the sector to the overall economy. Specific credit names within approved countries and industry sectors are evaluated for their market position and specific strengths and potential weaknesses. Structures in which we invest are chosen for specific portfolio management purposes, including asset/liability management, portfolio diversification and net investment income.

Our largest investment industry sector concentration is banks and financial institutions. Within the countries we approve for investment opportunities, we primarily invest in financial institutions that are strategically crucial to each approved country's economy. The banks and financial institutions sector is a highly regulated industry and plays a strategic role in the global economy. We achieve some degree of diversification in the banks and financial institutions sector through a geographically diverse universe of credit exposures. Within this sector, the more significant concentration of our credit risk by geographic region or country of issuer at December 31, 2008, based on amortized cost, was: Europe (48%); United States (20%); United Kingdom (9%); and Japan (9%).

Our total investments in the banks and financial institutions sector, including those classified as perpetual securities, as of December 31 were as follows:

	2008		2007	
	Total Investments in Banks and Financial Institutions Sector (in millions)	**Percentage of Total Investment Portfolio**	Total Investments in Banks and Financial Institutions Sector (in millions)	Percentage of Total Investment Portfolio
Debt securities:				
Amortized cost	**$ 19,868**	**28%**	$ 15,948	29%
Fair value	**17,793**	**27**	15,563	28
Perpetual securities:				
Upper Tier II:				
Amortized cost	**$ 6,238**	**9%**	$ 5,549	10%
Fair value	**5,960**	**9**	5,732	11
Tier I:				
Amortized cost	**2,542**	**4**	2,439	5
Fair value	**1,780**	**3**	2,047	4
Total:				
Amortized cost	**$ 28,648**	**41%**	$ 23,936	44%
Fair value	**25,533**	**39**	23,342	43

Our 30 largest global investment exposures as of December 31, 2008, were as follows:

(In millions)	Amortized Cost	Percent of Total Debt Securities	Moody's Rating	S&P Rating	Fitch Rating
Government of Japan*	$ 10,604	15.3%	Aa3	AA	–
Israel Electric Corp Ltd.	901	1.3	Baa2	BBB+	–
Republic of Tunisia	879	1.3	Baa2	BBB	BBB
HSBC Holdings PLC	856	1.2	Aa2	AA-	AA
HBOS PLC	686	1.0	Aa2	A+	AA
Republic of South Africa	674	1.0	Baa1	BBB+	BBB+
Takefuji Corp	616	.9	Baa1	BBB-	–
Kingdom of Belgium (includes Fortis)	583	.8	Aa1	AA+	AA+
Mizuho Financial Group Inc.	570	.8	–	A	A+
Unicredit SPA	558	.8	Aa3	A+	A+
Bank Austria Creditanstalt AG	–	–	Aa2	A+	A
Hypovereinsbank	–	–	A1	A+	A
Sumitomo Mitsui Financial Group Inc.	549	.8	–	A	A+
Commonwealth Bank of Australia	538	.8	Aa1	AA	AA
Dresdner Bank AG (An Allianz AG Member)	524	.8	Aa3	A	A+
Dexia SA	511	.7	–	–	AA-
Bank of Tokyo-Mitsubishi UFJ Ltd.	494	.7	Aa2	A+	A+
Erste Group Bank AG	471	.7	Aa3	A	A
Metlife Inc.	470	.7	A2	A	A
Mexico (United Mexican States)	455	.7	Baa1	BBB+	BBB+
Investcorp SA	451	.7	Baa3	BBB	BBB
Citigroup Inc.	444	.6	A2	A	A+
J.P. Morgan Chase & Co. (includes Bear Stearns)	442	.6	Aa2	A+	AA-
BMW AG	439	.6	A2	A	–
National Grid PLC	439	.6	Baa1	A-	BBB+
Telecom Italia SPA	439	.6	Baa2	BBB	BBB
Barclays Bank PLC	432	.6	Aa1	AA-	AA
Credit Suisse Group	422	.6	Aa2	A	AA-
Hutchison Whampoa Ltd. (CKI Holdings Ltd.)	421	.6	A3	A-	A-
Swedbank AB	410	.6	Aa3	A	A+
Unique Zurich Airport	406	.6	–	BBB+	–
Irish Life and Permanent PLC	406	.6	Aa3	A-	–

*JGBs or JGB-backed securities

As previously disclosed, we own long-dated debt instruments in support of the long-dated obligations they support. Included in our top 30 holdings are legacy issues that date back many years. Additionally, the concentration of certain of our holdings of individual credit exposures has grown over time through merger and consolidation activity. Beginning in 2005, we have, as a general rule, limited our investment exposures to issuers to no more than 5% of total adjusted capital (TAC) on a statutory basis with the exception of obligations of the Japan and U.S. governments. However, existing investment exposures that exceeded 5% of TAC at the time this rule was adopted or exposures that may exceed this threshold from time to time through merger and consolidation activity are not automatically reduced through sales of the issuers' securities but rather are reduced over time consistent with our investment policy. As a significant amount of these securities are yen-denominated, the size of the position was also magnified in dollar terms as the yen strengthened 25.4% relative to the U.S. dollar from the end of 2007 to the end of 2008.

We have investments in both publicly and privately issued securities. The outstanding amount of a particular issuance, as well as the level of activity in a particular issuance and market conditions, including credit events and the interest rate environment, affect liquidity regardless of whether it is publicly or privately issued.

The following table details investment securities by type of issuance as of December 31.

Investment Securities by Type of Issuance

	2008		2007	
(In millions)	**Amortized Cost**	**Fair Value**	Amortized Cost	Fair Value
Publicly issued securities:				
Fixed maturities	**$ 19,292**	**$ 19,525**	$ 15,986	$ 16,919
Perpetual securities	**156**	**104**	173	157
Equity securities	**15**	**18**	13	19
Total publicly issued	**19,463**	**19,647**	16,172	17,095
Privately issued securities:				
Fixed maturities	**41,178**	**38,571**	30,232	29,783
Perpetual securities	**8,918**	**7,943**	8,079	7,866
Equity securities	**9**	**9**	8	9
Total privately issued	**50,105**	**46,523**	38,319	37,658
Total investment securities	**$ 69,568**	**$ 66,170**	$ 54,491	$ 54,753

The following table details our privately issued investment securities as of December 31.

Privately Issued Securities

(Amortized cost, in millions)	**2008**	2007
Privately issued securities as a percentage of total debt and perpetual securities	**72.0%**	70.3%
Privately issued securities held by Aflac Japan	**$ 47,516**	$ 35,973
Privately issued securities held by Aflac Japan as a percentage of total debt and perpetual securities	**68.3%**	66.0%
Privately issued reverse-dual currency securities*	**$ 14,678**	$ 11,185
Reverse-dual currency securities* as a percentage of total privately issued securities	**29.3%**	29.2%

*Principal payments in yen and interest payment in dollars

Aflac Japan has invested in privately issued securities to secure higher yields than those available on Japanese government or other public corporate bonds. Aflac Japan's investments in yen-denominated privately issued securities consist primarily of non-Japanese issuers and have longer maturities, thereby allowing us to improve our asset/liability matching and our overall investment returns. Most of our privately issued securities are issued under medium-term note programs and have standard documentation commensurate with credit ratings, except when internal credit analysis indicates that additional protective and/or event-risk covenants are required.

We use specific criteria to judge the credit quality of both existing and prospective investments. Furthermore, we use several methods to monitor these criteria, including credit rating services and internal credit analysis. The distributions by credit rating of our purchases of debt securities for the years ended December 31, based on acquisition cost, were as follows:

Composition of Purchases by Credit Rating

	2008	2007	2006
AAA	**9.9%**	18.4%	10.6%
AA	**36.4**	44.1	48.9
A	**42.0**	30.2	35.1
BBB	**11.7**	7.3	5.4
Total	**100.0%**	100.0%	100.0%

The percentage increase of debt securities purchased in the BBB rated category during the year was due to the attractive relative value these securities presented while still meeting our investment policy guidelines for liquidity, safety and quality. The increased percentage of debt securities purchased in the AAA rated category in 2007 primarily reflects the purchase of U.S. Treasury bills by Aflac Japan prior to repatriating profits to Aflac U.S. in the third quarter of 2007. We did not purchase any perpetual securities during the periods presented in the table above.

The distributions of debt and perpetual securities we own, by credit rating, as of December 31 were as follows:

Composition by Credit Rating

	2008		2007	
	Amortized Cost	**Fair Value**	Amortized Cost	Fair Value
AAA	**5.7%**	**5.8%**	6.3%	6.2%
AA	**39.8**	**42.2**	44.3	45.3
A	**34.1**	**33.2**	30.7	30.4
BBB	**18.6**	**17.6**	16.8	16.6
BB or lower	**1.8**	**1.2**	1.9	1.5
Total	**100.0%**	**100.0%**	100.0%	100.0%

Although our investment portfolio continues to be of high credit quality, many downgrades occurred during 2008, causing a shift in composition by credit rating. The percentage of AA rated securities decreased primarily as a result of downgrades of certain banks and financial institutions investments and CDO investments. The percentage of A rated securities increased principally due to purchases and downgrades of higher rated securities. BBB rated securities increased primarily due to purchases and downgrades of higher rated securities.

The fair value of our debt and perpetual security investments fluctuates based on changes in credit spreads in the global financial markets. Credit spreads are most impacted by market rates of interest, the credit environment and market liquidity globally. We believe that fluctuations in the fair value of our investment securities related to changes in credit spreads have little bearing on whether our investment is ultimately recoverable. Therefore, we consider such declines in fair value to be temporary even in situations where the specific decline of an investment's fair value below its cost exceeds a year or more.

We do not automatically recognize an impairment if a security's amortized cost exceeds its fair value. Instead, we consistently apply our impairment policy to determine if an impairment charge is warranted. Once we designate a debt security as below investment grade, our investment management intensifies its monitoring of the issuer. Included in this process are an evaluation of the issuer, its current credit posture and an assessment of the future prospects for the issuer. We then obtain fair value information from independent pricing sources. Upon determining the fair value, we move our focus to an analysis of whether or not the decline in fair value of the debt security, if any, is other than temporary. Investment management then reviews the issue based on our debt impairment policy, which includes, but is not limited to, an evaluation of our ability and intent to hold the investment until a full recovery of fair value, which may be maturity, to determine if the investment should be impaired and/or liquidated. For securities evaluated under an equity impairment model, investment management reviews the length of time of the decline in fair value below cost or amortized cost and the severity of the decline to determine if the investment should be impaired and/or liquidated.

In the course of our credit review process, we may determine that it is unlikely that we will recover our investment in an issuer due to factors specific to an individual issuer, as opposed to general changes in global credit spreads. In this event, we consider such a decline in the investment's fair value, to the extent below the investment's cost or amortized cost, to be an other-than-temporary impairment of the investment and write the investment down to its recoverable value, which is normally its fair value. The determination of whether an impairment is other than temporary is subjective and involves the consideration of various factors and circumstances. These factors include more significantly:

- the severity of the decline in fair value
- the length of time the fair value is below cost
- issuer financial condition, including profitability and cash flows
- credit status of the issuer
- the issuer's specific and general competitive environment
- published reports
- general economic environment
- regulatory and legislative environment
- other factors as may become available from time to time

Another factor we consider in determining whether an impairment is other than temporary is our ability and intent to hold the investment until a recovery of its fair value. We perform ongoing analyses of our liquidity needs, which includes cash flow testing of our policy liabilities, debt maturities, projected dividend payments and other cash flow and liquidity needs. Our cash flow testing includes extensive duration matching of our investment portfolio and policy liabilities. Based on our analyses, we have concluded that we have sufficient excess cash flows to meet our liquidity needs without liquidating any of our investments prior to their maturity. In addition, provided that our credit review process results in a conclusion that we will collect all of our cash flows and recover our investment in an issuer, we generally do not sell investments prior to their maturity.

The majority of our investments are evaluated for other-than-temporary impairment using our debt impairment model. Our debt impairment model, which is used for statutory accounting and, subject to certain exceptions, GAAP focuses on the ultimate collection of the cash flows from our investment as well as our ability and intent to hold the security until a recovery of value, which may be maturity. However, under GAAP a limited number of our investments are evaluated for other-than-temporary impairment under our equity impairment model. Our equity impairment model considers the same factors as our debt model but puts a primary focus on the severity of a security's decline in fair value coupled with the length of time the security's value has been impaired.

The final assessment of whether a decline in fair value of any of our securities is other than temporary requires significant management judgment and is discussed more fully in the Critical Accounting Estimates section of this MD&A and in Note 3 of the Notes to the Consolidated Financial Statements.

In the event of a credit rating downgrade to below-investment-grade status, we do not automatically liquidate our position. However, if the security is in the held-to-maturity portfolio, we immediately transfer it to the available-for-sale portfolio so that the security's fair value and its unrealized gain or loss are reflected on the balance sheet.

Debt and perpetual securities classified as below investment grade at December 31, 2008 and 2007 were all reported as available for sale and carried at fair value. The below-investment-grade securities at December 31 were as follows:

Below-Investment-Grade Securities

	2008			2007		
(In millions)	Par Value	Amortized Cost	Fair Value	Par Value	Amortized Cost	Fair Value
Ford Motor Credit	**$ 329**	**$ 329**	**$ 143**	$ 263	$ 263	$ 215
Ahold	*	*	*	310	311	272
CSAV	**264**	**264**	**157**	210	210	143
BAWAG***	**154**	**133**	**88**	123	123	90
IKB Deutsche Industriebank	**143**	**143**	**47**	*	*	*
Beryl Finance Limited 2008-7****	**110**	**110**	**116**	*	*	*
Ford Motor Company	**111**	**57**	**31**	111	122	93
Glitnir Bank HF	**95**[(1)]	**–**	**–**	*	*	*
Beryl Finance Limited 2007-14****	**82**	**53**	**53**	*	*	*
Beryl Finance Limited 2006-15****	**55**	**43**	**43**	*	*	*
Beryl Finance Limited 2007-5****	**55**	**44**	**44**	*	*	*
Morgan Stanley Aces 2007-21****	**55**	**3**	**3**	*	*	*
Landsbanki Islands HF	**55**	**–**	**–**	*	*	*
Rinker Materials Corp.	**43**	**42**	**23**	*	*	*
Morgan Stanley Aces 2007-19****	**30**	**4**	**4**	*	*	*
Kaupthing Bank***	**30**	**–**	**–**	*	*	*
Sprint Capital	**22**	**24**	**16**	*	*	*
Academica Charter Schools Finance LLC	**22**	**24**	**17**	*	*	*
International Securities Trading Corp.	**18**	**–**	**–**	20	–	–
Tiers Georgia****	**11**	**1**	**1**	*	*	*
Patrick Family Housing (Patrick AFB)	**	**	**	4	1	1
Aloha Utilities Inc.	**	**	**	2	2	1
Total	**$1,684**	**$1,274**	**$ 786**	$ 1,043	$1,032	$ 815

* Investment grade at respective reporting date
** Sold during 2008
*** Perpetual security
**** CDO security
(1) Includes $55 million for a perpetual security

Occasionally, a debt or perpetual security will be split rated. This occurs when one rating agency rates the security as investment grade while another rating agency rates the same security as below investment grade. Our policy is to review each issue on a case-by-case basis to determine if a split-rated security should be classified as investment grade or below investment grade. Our review includes evaluating the issuer's credit position as well as current market pricing and other factors, such as the issuer's or security's inclusion on a credit rating downgrade watch list. As of December 31, 2008, none of our perpetual securities or CDOs were split rated. Split-rated debt securities as of December 31, 2008, were as follows:

Split-Rated Securities*

(In millions)	Amortized Cost	Moody's Rating	S&P Rating	Fitch Rating	Investment-Grade Status
Signum (Ahold)	$ 352	Baa3	BB+	BBB-	Investment Grade
UPM-Kymmene	339	Baa3	BBB-	BB+	Investment Grade
Kommunalkredit Austria AG	110	A2	N/A	CCC+	Investment Grade
Rinker Materials Corp.	42	Ba3	BBB-	BB+	Below Investment Grade
MEAD Corp.	36	Ba1	BBB	N/A	Investment Grade
Tennessee Gas Pipeline	31	Baa3	BB	BBB-	Investment Grade
American General Capital II	19	Baa1	B	A-	Investment Grade
RFMSI 2007-S6 2A4**	24	Ba1	AAA	AAA	Investment Grade
MBIA INC	17	Ba1	A-	N/A	Investment Grade
Peco Energy Capital Trust IV	17	Baa1	BB+	BBB+	Investment Grade
Ahold Finance USA Inc.	15	Baa3	BB+	BBB-	Investment Grade
Union Carbide Corp.	15	Ba2	BBB-	BBB	Investment Grade
RAST 2005-A10 A5**	10	N/A	AAA	BB	Investment Grade
Bell Canada	9	Baa1	BB+	BB-	Investment Grade
WFMBS 2007-8 1A4**	5	Ba3	AAA	AAA	Investment Grade
LMT 2006-3 1A5**	4	Aa2	A	CCC	Investment Grade
WFMBS 2007-10 1A7**	4	Ba2	N/A	AAA	Investment Grade

* Split-rated securities represented 1.5% of total debt securities and perpetual securities at amortized cost at December 31, 2008.
** Collateralized mortgage obligations

The following table provides details on amortized cost, fair value and unrealized gains and losses for our investments in debt and perpetual securities by investment-grade status as of December 31, 2008.

(In millions)	Total Amortized Cost	Total Fair Value	Percent of Total Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:					
Investment-grade securities	$43,834	$ 42,273	63.9%	$ 2,038	$ 3,599
Below-investment-grade securities	1,274	786	1.2	6	494
Held-to-maturity securities:					
Investment-grade securities	24,436	23,084	34.9	571	1,923
Total	$69,544	$ 66,143	100.0%	$ 2,615	$ 6,016

The following table presents an aging of securities in an unrealized loss position as of December 31, 2008.

Aging of Unrealized Losses

(In millions)	Total Amortized Cost	Total Unrealized Loss	Less Than Six Months Amortized Cost	Less Than Six Months Unrealized Loss	Six Months to 12 Months Amortized Cost	Six Months to 12 Months Unrealized Loss	12 Months or Greater Amortized Cost	12 Months or Greater Unrealized Loss
Available-for-sale securities:								
Investment-grade securities	$ 20,620	$ 3,599	$ 3,554	$ 356	$ 2,977	$ 618	$ 14,089	$ 2,625
Below-investment-grade securities	1,016	494	99	45	–	–	917	449
Held-to-maturity securities:								
Investment-grade securities	14,009	1,923	1,551	157	934	233	11,524	1,533
Total	$ 35,645	$ 6,016	$ 5,204	$ 558	$ 3,911	$ 851	$ 26,530	$ 4,607

The following table presents a distribution of unrealized losses by magnitude as of December 31, 2008.

Percentage Decline From Amortized Cost

(In millions)	Total Amortized Cost	Total Unrealized Loss	Less Than 20% Amortized Cost	Less Than 20% Unrealized Loss	20% to 50% Amortized Cost	20% to 50% Unrealized Loss	Greater Than 50% Amortized Cost	Greater Than 50% Unrealized Loss
Available-for-sale securities:								
Investment-grade securities	$ 20,620	$ 3,599	$ 13,197	$ 1,150	$ 6,729	$ 2,029	$ 694	$ 420
Below-investment-grade securities	1,016	494	–	–	543	211	473	283
Held-to-maturity securities:								
Investment-grade securities	14,009	1,923	12,133	966	951	290	925	667
Total	$ 35,645	$ 6,016	$ 25,330	$ 2,116	$ 8,223	$ 2,530	$ 2,092	$ 1,370

The following table presents the 10 largest unrealized loss positions in our portfolio as of December 31, 2008.

(In millions)	Credit Rating	Amortized Cost	Fair Value	Unrealized Loss
SLM Corp.	BBB	$ 361	$ 125	$ 236
Ford Motor Credit	CCC	329	143	186
Takefuji	BBB	617	444	173
Unicredito Italiano	A	558	405	153
Morgan Stanley Aces 2008-6*	BBB	200	50	150
Sultanate of Oman	A	384	260	124
UPM-Kymmene	BBB	339	222	117
Banco Espirito Santo	A	330	220	110
CSAV	BB	264	157	107
Nordea Bank	AA	393	287	106

*CDO Security

Declines in fair value noted above resulted from changes in interest rates and credit spreads, yen/dollar exchange rates, and issuer credit status. However, we believe it would be inappropriate to recognize impairment charges because we believe the changes in fair value are temporary. Based on our evaluation and analysis of specific issuers in accordance with our impairment policy, we recognized the impairment charges in each of the years ended December 31 as shown in the table at the top of the following page:

(In millions)	**2008**	2007	2006
Debt securities	**$ 373**	$ 22	$ –
Perpetual securities	**379**	–	–
Equity securities	**1**	1	1
Total	**$ 753**	$ 23	$ 1

Gross realized pretax investment losses on debt and perpetual securities, as a result of sales and impairment charges, were as follows for the year ended December 31, 2008:

Gross Realized Losses on Debt and Perpetual Securities

	Sales			Total Realized
(In millions)	Proceeds	Losses	Impairments	Losses
Investment-grade securities, length of consecutive unrealized loss:				
Less than six months	$ 258	$ 50	$ –	$ 50
Six months to 12 months	67	38	15	53
Over 12 months	79	186	358	544
Below-investment-grade securities, length of consecutive unrealized loss:				
Less than six months	90	1	29	30
Six months to 12 months	–	–	40	40
Over 12 months	1	–	310	310
Total	$ 495	$ 275	$ 752	$ 1,027

See Notes 1 and 3 of the Notes to the Consolidated Financial Statements and the Realized Investment Gains and Losses section of this MD&A for additional information.

Investment Valuation and Cash

SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. These two types of inputs create three valuation hierarchy levels. Level 1 valuations reflect quoted market prices for identical assets or liabilities in active markets. Level 2 valuations reflect quoted market prices for similar assets or liabilities in an active market, quoted market prices for identical or similar assets or liabilities in non-active markets or model derived valuations in which all significant valuation inputs are observable in active markets. Level 3 valuations reflect valuations in which one or more of the significant valuation inputs are not observable in an active market. The vast majority of our financial instruments subject to the classification provisions of SFAS 157 relate to our investment securities classified as securities available for sale in our investment portfolio. We determine the fair value of our securities available for sale using several sources or techniques based on the type and nature of the investment securities.

For securities categorized as Level 1, we obtain quoted market prices for identical securities traded in active markets that are readily and regularly available to us.

For securities categorized as Level 2, we determine the fair value using three techniques, depending on the source and availability of market inputs. Of these securities, approximately 36% are valued by obtaining quoted prices from our custodian. The custodian obtains price quotes from various pricing services who estimate their fair values based on observable market transactions for similar investments in active markets, market transactions for the same investments in inactive markets or other observable market data where available.

The fair value of approximately 59% of our Level 2 securities is determined using discounted cash flow (DCF) pricing models that employ observable and corroborated market inputs from both active and inactive markets. The estimated fair values developed by the DCF pricing models are most sensitive to prevailing credit spreads, the level of interest rates (yields) and interest rate volatility. Credit spreads are derived based on pricing data obtained from investment brokers and take into account the current yield curve, time to maturity and subordination levels for similar securities or classes of securities. We validate the reliability of the DCF pricing models periodically by using the models to price investments for which there are quoted market prices from active markets or, in the alternative, are quoted by our custodian. For the remaining Level 2 securities that are not quoted by our custodian and cannot be priced under the DCF pricing model, we obtain specific broker quotes from up to three brokers and use the average of the three quotes to estimate the fair value of the securities.

The fair value of our securities classified as Level 3 is estimated by obtaining broker quotes from a limited number of brokers. These brokers base their quotes on a combination of their knowledge of the current pricing environment and market flows. We consider these inputs unobservable.

As a result of the continued contraction of observable valuation inputs, we transferred investments totaling $2.7 billion into Level 3 during the fourth quarter of 2008. Included in these transfers were our below-investment-grade investments, callable reverse-dual currency (RDC) investments and certain of our private placement securities. Transfers into Level 3 prior to the fourth quarter totaled $245 million and consisted of various other hard-to-value investment securities.

The significant valuation inputs that are used in the valuation process for the below-investment-grade, callable RDC and private placement investments classified as Level 3 include forward exchange rates, yen swap rates, dollar swap rates, interest rate volatilities, credit spread data on specific issuers, assumed default and default recovery rates, certain probability assumptions, and call option data.

Some of these securities require the calculation of a theoretical forward exchange rate which is developed by using yen swap rates, U.S. dollar swap rates, interest rate volatilities, and spot exchange rates. The forward exchange rate is then used to convert all future dollar cash flows of the bond, where applicable, into yen cash flows. Additionally, credit spreads for the individual issuers are key valuation inputs for these securities. Finally, in pricing securities with a call option, the assumptions regarding interest rates in the U.S. and Japan are considered to be significant valuation inputs. Collectively, these valuation inputs, are used to estimate the fair values of these securities at each reporting date.

In obtaining the above valuation inputs, we have determined that certain pricing assumptions and data used by our pricing sources are becoming increasingly more difficult to validate or corroborate by the market and/or appear to be internally developed rather than observed in or corroborated by the market. The use of these unobservable valuation inputs causes more subjectivity in the valuation process for these securities and, consequently, causes more volatility in their estimated fair values.

We estimate the fair values of our securities available for sale on a monthly basis. We monitor the estimated fair values from each of the sources described above for consistency from month to month and based on current market conditions. We also periodically discuss with our custodian and pricing brokers the pricing techniques they use to monitor the consistency of their approach and periodically assess the appropriateness of the valuation level assigned to the values obtained from them. See Note 4 of the Notes to the Consolidated Financial Statements for the classification of our securities available for sale under the provisions of SFAS 157 as of December 31, 2008.

Cash, cash equivalents and short-term investments totaled $.9 billion, or 1.4% of total investments and cash, as of December 31, 2008, compared with $1.6 billion, or 2.7%, at December 31, 2007. For a discussion of the factors causing the change in our cash balance, see the Operating Activities, Investing Activities and Financing Activities sections of this MD&A.

For additional information concerning our investments, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.

Deferred Policy Acquisition Costs

The following table presents deferred policy acquisition costs by segment for the years ended December 31.

(In millions)	**2008**	2007	% change
Aflac Japan	**$ 5,644**	$ 4,269	32.2%*
Aflac U.S.	**2,593**	2,385	8.7
Total	**$ 8,237**	$ 6,654	23.8%

*Aflac Japan's deferred policy acquisition costs increased 5.4% in yen during the year ended December 31, 2008.

The increase in deferred policy acquisition costs was primarily driven by total new annualized premium sales and the strengthening of the yen against the U.S. dollar.

Policy Liabilities

The following table presents policy liabilities by segment for the years ending December 31.

(In millions)	**2008**	2007	% change
Aflac Japan	**$ 59,466**	$ 44,694	33.1%*
Aflac U.S.	**6,750**	5,979	12.9
Other	**3**	3	–
Total	**$ 66,219**	$ 50,676	30.7%

*Aflac Japan's policy liabilities increased 6.1% in yen during the year ended December 31, 2008.

The increase in total policy liabilities is the result of the growth and aging of our in-force business and the strengthening of the yen against the U.S. dollar.

Notes Payable

Notes payable totaled $1.7 billion at December 31, 2008, compared with $1.5 billion at December 31, 2007. Except for our senior notes, our debt is primarily yen-denominated. The increase in notes payable is due to the strengthening of the yen against the U.S. dollar. There were no new borrowings or loan repayments in 2008. The ratio of debt to total capitalization (debt plus shareholders' equity, excluding the unrealized gains and losses on investment securities) was 18.0% as of December 31, 2008, compared with 15.6% a year ago. See Note 7 of the Notes to the Consolidated Financial Statements for additional information.

Benefit Plans

Aflac U.S. and Aflac Japan have various benefit plans. For additional information on our U.S. and Japanese plans, see Note 12 of the Notes to the Consolidated Financial Statements.

Policyholder Protection Corporation

The Japanese insurance industry has a policyholder protection system that provides funds for the policyholders of insolvent insurers. On December 12, 2008, legislation was enacted extending the framework of the Life Insurance Policyholder Protection Corporation (LIPPC), which included government fiscal measures supporting the LIPPC through March 2012.

On October 10, 2008, a small life insurance company, Yamato Life Insurance filed for bankruptcy. The bankruptcy may result in additional assessments to the industry. Although the likelihood and timing of any future assessments cannot be determined at this time, we believe the bankruptcy will not have a material adverse effect on our financial position or results of operations.

Hedging Activities

Aflac has limited hedging activities. Our primary exposure to be hedged is our investment in Aflac Japan, which is affected by changes in the yen/dollar exchange rate. To mitigate this exposure, we have taken the following courses of action. First, Aflac Japan maintains a portfolio of dollar-denominated securities, which serve as an economic currency hedge of a portion of our investment in Aflac Japan. Second, we have designated the Parent Company's yen-denominated liabilities (Samurai and Uridashi notes payable and cross-currency swaps) as a hedge of our investment in Aflac Japan. If the total of these yen-denominated liabilities is equal to or less than our net investment in Aflac Japan, the hedge is deemed to be effective and the related exchange effect is reported in the unrealized foreign currency component of other comprehensive income. Should these yen-denominated liabilities exceed our investment in Aflac Japan, the portion of the hedge that exceeds our investment in Aflac Japan would be deemed ineffective. As required by SFAS 133, we would then recognize the foreign exchange effect on the ineffective portion in net earnings (other income). We estimate that if the ineffective portion was ¥10 billion, we would report a foreign exchange gain/loss of approximately $1 million for every one yen weakening/strengthening in the end-of-period yen/dollar exchange rate. At December 31, 2008, our hedge was effective with yen-denominated assets exceeding yen-denominated liabilities by ¥59.6 billion, compared with ¥105.2 billion at December 31, 2007. The decrease in our yen-denominated net asset position resulted from the continuing decline in the market value of our yen-denominated available-for-sale investment securities as a result of widening credit spreads globally.

We have interest-rate swap agreements related to the ¥20 billion variable interest rate Uridashi notes. By entering into these contracts, we have been able to lock in our interest rate at 1.52% in yen. We have designated these interest rate swaps as a hedge of the variability in our interest cash flows associated with the variable interest rate Uridashi notes. The notional amounts and terms of the swaps match the principal amount and terms of the variable interest rate Uridashi notes, and the swaps had no value at inception. SFAS 133 requires that the change in the fair value of the swap contracts be recorded in other comprehensive income so long as the hedge is deemed effective. Any ineffectiveness is recognized in net earnings (other income). These hedges were effective during the three-year period ended December 31, 2008; therefore, there was no impact on net earnings. See Note 4 of the Notes to the Consolidated Financial Statements for additional information.

Off-Balance Sheet Arrangements

As of December 31, 2008, we had no material unconditional purchase obligations that were not recorded on the balance sheet. Additionally, we had no material letters of credit, standby letters of credit, guarantees or standby repurchase obligations.

CAPITAL RESOURCES AND LIQUIDITY

Aflac provides the primary sources of liquidity to the Parent Company through dividends and management fees. The following presents the amounts provided for the years ended December 31:

Liquidity Provided by Aflac to Parent Company

(In millions)	**2008**	2007	2006
Dividends declared or paid by Aflac	**$ 1,062**	$ 1,362	$ 665
Management fees paid by Aflac	**71**	80	68

The primary uses of cash by the Parent Company were shareholder dividends, the repurchase of its common shares and interest on its outstanding indebtedness. The Parent Company's sources and uses of cash are reasonably predictable and are not expected to change materially in the future. For additional information, see the Financing Activities section of this MD&A.

The principal sources of cash for our insurance operations are premiums and investment income. The primary uses of cash by our insurance operations are policy claims, commissions, operating expenses, income taxes and payments to the Parent Company for management fees and dividends. Both the sources and uses of cash are reasonably predictable.

When making an investment decision, our first consideration is based on product needs. Our investment objectives provide for liquidity through the purchase of investment-grade debt securities. These objectives also take into account duration matching, and because of the long-term nature of our business, we have adequate time to react to changing cash flow needs.

As a result of policyholder aging, claims payments are expected to gradually increase over the life of a policy. Therefore, future policy benefit reserves are accumulated in the early years of a policy and are designed to help fund future claims payments. We expect our future cash flows from premiums and our investment portfolio to be sufficient to meet our cash needs for benefits and expenses.

The table at the top of the following page presents the estimated payments by period of our major contractual obligations as of December 31, 2008. We translated our yen-denominated obligations using the December 31, 2008, exchange rate. Actual future payments as reported in dollars will fluctuate with changes in the yen/dollar exchange rate.

The distribution of payments for future policy benefits is an estimate of all future benefit payments for policies in force as of December 31, 2008. These projected values contain

Distribution of Payments by Period

(In millions)	Total Liability*	Total Payments	Less Than One Year	One to Three Years	Four to Five Years	After Five Years
Future policy benefits liability	$ 59,310	$ 283,242	$ 8,808	$ 17,103	$ 16,724	$ 240,607
Unpaid policy claims liability	3,118	3,118	2,318	422	188	190
Long-term debt – principal	1,713	1,713	450	824	329	110
Long-term debt – interest	6	64	21	29	7	7
Policyholder protection corporation	161	161	31	69	61	–
Operating service agreements	N/A**	674	127	223	174	150
Operating lease obligations	N/A**	173	63	45	24	41
Capitalized lease obligations	8	8	3	4	1	–
Marketing commitments	N/A**	84	26	58	–	–
Total contractual obligations	$ 64,316	$ 289,237	$ 11,847	$ 18,777	$ 17,508	$ 241,105

* Liability amounts are those reported on the consolidated balance sheet as of December 31, 2008.
** Not applicable
Liabilities for unrecognized tax benefits in the amount of $37 million have been excluded from the tabular disclosure above because the timing of cash payment is not reasonably estimable.

assumptions for future policy persistency, mortality and morbidity. The distribution of payments for unpaid policy claims includes assumptions as to the timing of policyholders reporting claims for prior periods and the amount of those claims. Actual amounts and timing of both future policy benefits and unpaid policy claims payments may differ significantly from the estimates above. We anticipate that the future policy benefit liability of $59.3 billion at December 31, 2008, along with future net premiums and investment income, will be sufficient to fund future policy benefit payments.

The distribution of payments due in less than one year for long-term debt consists of $450 million for our senior notes that are due in April 2009. We plan to either refinance, subject to market conditions, or use existing cash to pay off the aforementioned senior notes. The cross-currency interest-rate swaps related to our senior notes will expire in April 2009 and as of December 31, 2008, would have required a payment of $155 million to the swap counterparties. See Notes 4 and 7 of the Notes to the Consolidated Financial Statements for more information.

Consolidated Cash Flows

We translate cash flows for Aflac Japan's yen-denominated items into U.S. dollars using weighted-average exchange rates. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported. The following table summarizes consolidated cash flows by activity for the years ended December 31.

Consolidated Cash Flows by Activity

(In millions)	2008	2007	2006
Operating activities	**$ 4,965**	$ 4,656	$ 4,397
Investing activities	**(4,283)**	(3,654)	(4,057)
Financing activities	**(1,383)**	(655)	(434)
Exchange effect on cash and cash equivalents	**79**	13	–
Net change in cash and cash equivalents	**$ (622)**	$ 360	$ (94)

Operating Activities

The following table summarizes operating cash flows by source for the years ended December 31.

Net Cash Provided by Operating Activities

(In millions)	2008	2007	2006
Aflac Japan	**$ 4,225**	$ 3,573	$ 3,437
Aflac U.S. and other operations	**740**	1,083	960
Total	**$ 4,965**	$ 4,656	$ 4,397

The increase in Aflac Japan operating cash flows during 2008 was due primarily to the strengthening of the yen against the U.S. dollar. The decrease in Aflac U.S. operating cash flows was due primarily to increased U.S. federal tax payments. Cash tax payments increased in 2008 because we have fully utilized our remaining tax credit carryforwards. Cash provided by operating activities was also reduced by the payout of lump-sum return-of-premium benefits to policyholders on a closed block of U.S. cancer insurance business. The majority of these benefit payouts began in 2008 and will conclude in 2012. We paid out $63 million in 2008, and we anticipate paying out an additional $360 million over the next four years.

Investing Activities

Operating cash flow is primarily used to purchase debt securities to meet future policy obligations. The following table summarizes investing cash flows by source for the years ended December 31.

Net Cash Used by Investing Activities

(In millions)	2008	2007	2006
Aflac Japan	**$ (3,874)**	$ (3,231)	$ (3,372)
Aflac U.S. and other operations	**(409)**	(423)	(685)
Total	**$ (4,283)**	$ (3,654)	$ (4,057)

The increase in Aflac Japan cash used by investing activities during 2008 was due primarily to the strengthening of the yen against the U.S. dollar.

Prudent portfolio management dictates that we attempt to match the duration of our assets with the duration of our liabilities. Currently, when our debt and perpetual securities mature, the proceeds may be reinvested at a yield below that required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the long-term nature of our business and our strong cash flows provide us with the ability to minimize the effect of mismatched durations and/or yields identified by various asset adequacy analyses. When market opportunities arise, we dispose of selected debt and perpetual securities that are available for sale to improve the duration matching of our assets and liabilities, improve future investment yields, and/or rebalance our portfolio. As a result, dispositions before maturity can vary significantly from year to year. Dispositions before maturity were approximately 4% of the annual average investment portfolio of debt and perpetual securities available for sale during the years ended December 31, 2008 and 2007 and 7% during the year ended December 31, 2006. Dispositions before maturity in 2006 were impacted by the bond swaps we executed in the first half of 2006.

Financing Activities

Consolidated cash used by financing activities was $1.4 billion in 2008, $655 million in 2007 and $434 million in 2006. In June 2007, we received $242 million in connection with the Parent Company's issuance of yen-denominated Samurai notes, and we paid $242 million in connection with the maturity of the 2002 Samurai notes. In June 2006, the Parent Company paid $355 million in connection with the maturity of the 2001 Samurai notes. In September 2006, the Parent Company received $382 million from its issuance of yen-denominated Uridashi notes. Cash returned to shareholders through treasury stock purchases and dividends was $1.9 billion in 2008, compared with $979 million in 2007 and $728 million in 2006.

In April 2009, our $450 million senior notes will mature. We plan to either refinance, subject to market conditions, or use existing cash to pay off the aforementioned senior notes.

We have no restrictive financial covenants related to our notes payable. We were in compliance with all of the covenants of our notes payable at December 31, 2008.

The following tables present a summary of treasury stock activity during the years ended December 31.

Treasury Stock Purchased

(In millions of dollars and thousands of shares)	**2008**	2007	2006
Treasury stock purchases	**$ 1,490**	$ 606	$ 470
Shares purchased:			
Open market	**23,201**	11,073	10,265
Other	**146**	559	55
Total shares purchased	**23,347**	11,632	10,320

Treasury Stock Issued

(In millions of dollars and thousands of shares)	**2008**	2007	2006
Stock issued from treasury	**$ 32**	$ 47	$ 42
Shares issued	**2,001**	2,723	2,783

Under share repurchase authorizations from our board of directors, we purchased 23.2 million shares of our common stock in 2008, funded with internal capital. The total 23.2 million shares comprised 12.5 million shares purchased through an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch) and 10.7 million shares purchased through Goldman, Sachs & Co. (GS&Co.).

On February 4, 2008, we entered into an agreement for an accelerated share repurchase (ASR) program with Merrill Lynch. Under the agreement, we purchased 12.5 million shares of our outstanding common stock at $60.61 per share for an initial purchase price of $758 million. The shares were acquired as a part of previously announced share repurchase authorizations by our board of directors and are held in treasury. The ASR program was settled during the second quarter of 2008, resulting in a purchase price adjustment of $40 million, or $3.22 per share, paid to Merrill Lynch based upon the volume-weighted average price of our common stock during the ASR program period. The total purchase price for the 12.5 million shares was $798 million, or $63.83 per share.

On August 26, 2008, we entered into an agreement for a share repurchase program with GS&Co. Under the agreement, which had an original termination date of February 18, 2009, we paid $825 million to GS&Co. for the repurchase of a variable number of shares of our outstanding common stock over the stated contract period. On October 2, 2008, due to market conditions, we took early delivery of 10.7 million shares, which we hold in treasury, at a total purchase price of $683 million, or $63.87 per share. We also received unused funds of $142 million from GS&Co.

As of December 31, 2008, a remaining balance of 32.4 million shares were available for purchase; 2.4 million shares are the remainder from a board authorization in 2006 and 30.0 million shares were authorized by the board of directors for purchase in January 2008. We do not plan to purchase any shares of our common stock during the first half of 2009; however, we will evaluate the market and our capital position to determine if we will purchase any shares in the second half of the year.

Cash dividends paid in 2008 of $.96 per share increased 20.0% over 2007. The 2007 dividend paid of $.80 per share increased 45.5% over 2006. The table at the top of the following page presents the sources of dividends to shareholders for the years ended December 31.

(In millions)	2008	2007	2006
Dividends paid in cash	**$ 434**	$ 373	$ 258
Dividends declared but not paid	**131**	(91)	91
Dividends through issuance of treasury shares	**20**	19	15
Total dividends to shareholders	**$ 585**	$ 301	$ 364

In October 2008, the board of directors declared the first quarter 2009 cash dividend of $.28 per share. The dividend is payable on March 2, 2009, to shareholders of record at the close of business on February 18, 2009.

Regulatory Restrictions

Aflac is domiciled in Nebraska and is subject to its regulations. The Nebraska insurance department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by Aflac to the Parent Company. The Nebraska insurance statutes require prior approval for dividend distributions that exceed the greater of the net gain from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. In addition, the Nebraska insurance department must approve service arrangements and other transactions within the affiliated group of companies. These regulatory limitations are not expected to affect the level of management fees or dividends paid by Aflac to the Parent Company. A life insurance company's statutory capital and surplus is determined according to rules prescribed by the NAIC, as modified by the insurance department in the insurance company's state of domicile. Statutory accounting rules are different from GAAP and are intended to emphasize policyholder protection and company solvency.

The continued long-term growth of our business may require increases in the statutory capital and surplus of our insurance operations. Aflac's insurance operations may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by the Parent Company from funds generated through debt or equity offerings. The NAIC's risk-based capital (RBC) formula is used by insurance regulators to help identify inadequately capitalized insurance companies. The RBC formula quantifies insurance risk, business risk, asset risk and interest rate risk by weighing the types and mixtures of risks inherent in the insurer's operations. Aflac's company action level RBC ratio was 476.5% as of December 31, 2008. Our RBC ratio remains high and reflects a strong capital and surplus position. As of December 31, 2008, our total adjusted capital exceeded the amounts to achieve a company action level RBC of 400% and 350% by $742 million and $1.2 billion, respectively. We consider these amounts to be excess capital. Currently, the NAIC has ongoing regulatory initiatives relating to revisions to the RBC formula as well as numerous initiatives covering insurance products, investments, and other actuarial and accounting matters.

In addition to limitations and restrictions imposed by U.S. insurance regulators, Japan's FSA may not allow profit repatriations or other transfers from Aflac Japan if they would cause Aflac Japan to lack sufficient financial strength for the protection of policyholders. The FSA maintains its own solvency standard. As of December 31, 2008, Aflac Japan's solvency margin ratio was 880.5%, which significantly exceeds regulatory minimums.

Payments are made from Aflac Japan to the Parent Company for management fees and to Aflac U.S. for allocated expenses and remittances of earnings. The following details Aflac Japan remittances for the years ended December 31.

Aflac Japan Remittances

(In millions of dollars and billions of yen)	2008	2007	2006
Aflac Japan management fees paid to Parent Company	**$ 26**	$ 32	$ 25
Expenses allocated to Aflac Japan	**36**	33	32
Aflac Japan profit remittances to Aflac U.S. in dollars	**598**	567	442
Aflac Japan profit remittances to Aflac U.S. in yen	**¥ 64.1**	¥ 67.8	¥ 50.0

For additional information on regulatory restrictions on dividends, profit repatriations and other transfers, see Note 11 of the Notes to the Consolidated Financial Statements.

Rating Agencies

Aflac is rated AA by Fitch Ratings and Aa2 (Excellent) by Moody's for financial strength. A.M. Best rates Aflac as A+ (Superior) for financial strength and operating performance. Aflac Incorporated's senior debt, Samurai notes, and Uridashi notes are rated A+ by Fitch Ratings and A2 by Moody's.

As of December 31, 2008, Standard & Poor's (S&P) rated Aflac AA for financial strength and rated Aflac Incorporated's debt as A. In January 2009, S&P lowered each of these ratings one notch to AA- and A-, respectively, due to their concerns about the continued deterioration in global financial markets and our investment exposure to global financial institutions. Additionally, S&P, Moody's, Fitch and A.M. Best have changed Aflac's credit outlook to negative from stable.

Other

For information regarding commitments and contingent liabilities, see Note 13 of the Notes to the Consolidated Financial Statements.

Consolidated Statements of Earnings

Aflac Incorporated and Subsidiaries

(In millions, except for share and per-share amounts) Years Ended December 31,	**2008**	2007	2006
Revenues:			
Premiums, principally supplemental health insurance	**$ 14,947**	$12,973	$12,314
Net investment income	**2,578**	2,333	2,171
Realized investment gains (losses)	**(1,007)**	28	79
Other income	**36**	59	52
Total revenues	**16,554**	15,393	14,616
Benefits and expenses:			
Benefits and claims	**10,499**	9,285	9,016
Acquisition and operating expenses:			
Amortization of deferred policy acquisition costs	**775**	640	574
Insurance commissions	**1,460**	1,331	1,303
Insurance expenses	**1,743**	1,491	1,337
Interest expense	**29**	27	19
Other operating expenses	**134**	120	103
Total acquisition and operating expenses	**4,141**	3,609	3,336
Total benefits and expenses	**14,640**	12,894	12,352
Earnings before income taxes	**1,914**	2,499	2,264
Income tax expense:			
Current	**636**	548	419
Deferred	**24**	317	362
Total income taxes	**660**	865	781
Net earnings	**$ 1,254**	$ 1,634	$ 1,483
Net earnings per share:			
Basic	**$ 2.65**	$ 3.35	$ 2.99
Diluted	**2.62**	3.31	2.95
Weighted-average outstanding common shares used in computing earnings per share (In thousands):			
Basic	**473,405**	487,869	495,614
Diluted	**478,815**	493,971	501,827

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

(In millions, except for share and per-share amounts) December 31,	2008	2007
Assets:		
Investments and cash:		
Securities available for sale, at fair value:		
Fixed maturities (amortized cost $36,034 in 2008 and $29,399 in 2007)	**$ 35,012**	$ 30,511
Perpetual securities (amortized cost $9,074 in 2008 and $4,267 in 2007)	**8,047**	4,089
Equity securities (cost $24 in 2008 and $21 in 2007)	**27**	28
Securities held to maturity, at amortized cost:		
Fixed maturities (fair value $23,084 in 2008 and $16,191 in 2007)	**24,436**	16,819
Perpetual securities (fair value $3,934 in 2007)	**–**	3,985
Other investments	**87**	61
Cash and cash equivalents	**941**	1,563
Total investments and cash	**68,550**	57,056
Receivables, primarily premiums	**920**	732
Accrued investment income	**650**	561
Deferred policy acquisition costs	**8,237**	6,654
Property and equipment, at cost less accumulated depreciation	**597**	496
Other	**377**	306
Total assets	**$ 79,331**	$ 65,805
Liabilities and shareholders' equity:		
Liabilities:		
Policy liabilities:		
Future policy benefits	**$ 59,310**	$ 45,675
Unpaid policy claims	**3,118**	2,455
Unearned premiums	**874**	693
Other policyholders' funds	**2,917**	1,853
Total policy liabilities	**66,219**	50,676
Notes payable	**1,721**	1,465
Income taxes	**1,201**	2,531
Payables for return of cash collateral on loaned securities	**1,733**	808
Other	**1,818**	1,530
Commitments and contingent liabilities (Note 13)		
Total liabilities	**72,692**	57,010
Shareholders' equity:		
Common stock of $.10 par value. In thousands: authorized 1,900,000 shares in 2008 and 1,000,000 shares in 2007; issued 660,035 shares in 2008 and 658,604 shares in 2007	**66**	66
Additional paid-in capital	**1,184**	1,054
Retained earnings	**11,306**	10,637
Accumulated other comprehensive income:		
Unrealized foreign currency translation gains	**750**	129
Unrealized gains (losses) on investment securities	**(1,211)**	874
Pension liability adjustment	**(121)**	(69)
Treasury stock, at average cost	**(5,335)**	(3,896)
Total shareholders' equity	**6,639**	8,795
Total liabilities and shareholders' equity	**$ 79,331**	$ 65,805

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Aflac Incorporated and Subsidiaries

(In millions, except for per-share amounts) Years Ended December 31,	**2008**	2007	2006
Common stock:			
Balance, beginning of year	**$ 66**	$ 66	$ 65
Exercise of stock options	**–**	–	1
Balance, end of year	**66**	66	66
Additional paid-in capital:			
Balance, beginning of year	**1,054**	895	791
Exercise of stock options, including income tax benefits	**44**	74	32
Share-based compensation	**40**	39	34
Gain on treasury stock reissued	**46**	46	38
Balance, end of year	**1,184**	1,054	895
Retained earnings:			
Balance, beginning of year	**10,637**	9,304	8,048
Cumulative effect of change - adoption of SAB 108	**–**	–	139
Cumulative effect of change in accounting principle	**–**	–	(2)
Net earnings	**1,254**	1,634	1,483
Dividends to shareholders ($1.24 per share in 2008, $.615 per share in 2007, and $.735 per share in 2006)	**(585)**	(301)	(364)
Balance, end of year	**11,306**	10,637	9,304
Accumulated other comprehensive income:			
Balance, beginning of year	**934**	1,426	1,957
Change in unrealized foreign currency translation gains (losses) during year, net of income taxes	**621**	75	(23)
Change in unrealized gains (losses) on investment securities during year, net of income taxes	**(2,085)**	(576)	(467)
Pension liability adjustment during year, net of income taxes	**(52)**	9	3
Adoption of SFAS 158, net of income taxes	**–**	–	(44)
Balance, end of year	**(582)**	934	1,426
Treasury stock:			
Balance, beginning of year	**(3,896)**	(3,350)	(2,934)
Purchases of treasury stock	**(1,490)**	(606)	(470)
Cost of shares issued	**51**	60	54
Balance, end of year	**(5,335)**	(3,896)	(3,350)
Total shareholders' equity	**$ 6,639**	$ 8,795	$ 8,341

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In millions) Years Ended December 31,	**2008**	2007	2006
Cash flows from operating activities:			
Net earnings	**$ 1,254**	$ 1,634	$ 1,483
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Change in receivables and advance premiums	**(10)**	(176)	(41)
Increase in deferred policy acquisition costs	**(462)**	(454)	(474)
Increase in policy liabilities	**3,235**	3,194	3,304
Change in income tax liabilities	**(271)**	421	180
Realized investment (gains) losses	**1,007**	(28)	(79)
Other, net	**212**	65	24
Net cash provided by operating activities	**4,965**	4,656	4,397
Cash flows from investing activities:			
Proceeds from investments sold or matured:			
Securities available for sale:			
Fixed maturities sold	**897**	1,261	2,358
Fixed maturities matured or called	**1,496**	1,552	553
Perpetual securities sold	**484**	194	1
Equity securities sold	**–**	–	57
Securities held to maturity:			
Fixed maturities matured or called	**247**	45	172
Perpetual securities matured or called	**–**	140	–
Costs of investments acquired:			
Securities available for sale:			
Fixed maturities	**(4,042)**	(3,848)	(4,402)
Securities held to maturity:			
Fixed maturities	**(3,973)**	(2,920)	(2,963)
Cash received as collateral on loaned securities, net	**670**	(23)	193
Additions to property and equipment, net	**(49)**	(46)	(23)
Other, net	**(13)**	(9)	(3)
Net cash used by investing activities	**(4,283)**	(3,654)	(4,057)
Cash flows from financing activities:			
Purchases of treasury stock	**(1,490)**	(606)	(470)
Proceeds from borrowings	**–**	242	382
Principal payments under debt obligations	**(5)**	(247)	(377)
Dividends paid to shareholders	**(434)**	(373)	(258)
Change in investment-type contracts, net	**471**	210	217
Treasury stock reissued	**32**	47	42
Other, net	**43**	72	30
Net cash used by financing activities	**(1,383)**	(655)	(434)
Effect of exchange rate changes on cash and cash equivalents	**79**	13	–
Net change in cash and cash equivalents	**(622)**	360	(94)
Cash and cash equivalents, beginning of year	**1,563**	1,203	1,297
Cash and cash equivalents, end of year	**$ 941**	$ 1,563	$ 1,203
Supplemental disclosures of cash flow information - See Note 14			

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

Aflac Incorporated and Subsidiaries

(In millions) Years Ended December 31,	**2008**	2007	2006
Net earnings	**$ 1,254**	$ 1,634	$ 1,483
Other comprehensive income (loss) before income taxes:			
Foreign currency translation adjustments:			
Change in unrealized foreign currency translation gains (losses) during year	**164**	(8)	(12)
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) during year	**(4,078)**	(848)	(642)
Reclassification adjustment for realized (gains) losses included in net earnings	**926**	(28)	(79)
Unrealized gains (losses) on derivatives:			
Unrealized holding gains (losses) during year	**(2)**	(1)	–
Pension liability adjustment during year	**(81)**	14	5
Total other comprehensive income (loss) before income taxes	**(3,071)**	(871)	(728)
Income tax expense (benefit) related to items of other comprehensive income (loss)	**(1,555)**	(379)	(241)
Other comprehensive income (loss), net of income taxes	**(1,516)**	(492)	(487)
Total comprehensive income (loss)	**$ (262)**	$ 1,142	$ 996

See the accompanying Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Aflac Incorporated (the Parent Company) and its subsidiaries (the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance business is marketed and administered through American Family Life Assurance Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Most of Aflac's policies are individually underwritten and marketed through independent agents. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business. Aflac Japan accounted for 72% of the Company's total revenues in 2008, 71% in 2007 and 72% in 2006, and 87% and 82% of total assets at December 31, 2008 and 2007, respectively.

Basis of Presentation: We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB). The preparation of financial statements in conformity with GAAP requires us to make estimates when recording transactions resulting from business operations based on currently available information. The most significant items on our balance sheet that involve a greater degree of accounting estimates and actuarial determinations subject to changes in the future are the valuation of investments, deferred policy acquisition costs, and liabilities for future policy benefits and unpaid policy claims. These accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, mortality, morbidity, commission and other acquisition expenses, and terminations by policyholders. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates, we believe the amounts provided are adequate.

The consolidated financial statements include the accounts of the Parent Company, its majority-owned subsidiaries and those entities required to be consolidated under applicable accounting standards. All material intercompany accounts and transactions have been eliminated.

Translation of Foreign Currencies: The functional currency of Aflac Japan's insurance operations is the Japanese yen. We translate our yen-denominated financial statement accounts into U.S. dollars as follows. Assets and liabilities are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade date of each transaction. Other revenues, expenses and cash flows are translated using average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include in earnings the realized currency exchange gains and losses resulting from transactions. Realized currency exchange gains and losses were immaterial during the three-year period ended December 31, 2008.

Aflac Japan maintains an investment portfolio of dollar-denominated securities on behalf of Aflac U.S. The functional currency for these investments is the U.S. dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in U.S. dollars.

We have designated the yen-denominated Uridashi and Samurai notes issued by the Parent Company and the cross-currency swaps as a hedge of our investment in Aflac Japan (see the section in this note titled, "Derivatives"). Outstanding principal and related accrued interest on these items are translated into U.S. dollars at end-of-period exchange rates. Currency translation adjustments are recorded through other comprehensive income and are included in accumulated other comprehensive income.

Insurance Revenue and Expense Recognition: The supplemental health and life insurance policies we issue are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, we may adjust premiums for supplemental health policies issued in the United States within prescribed guidelines and with the approval of state insurance regulatory authorities.

Insurance premiums for health and life policies are recognized ratably as earned income over the premium payment periods of the policies. When revenues are reported, the related amounts of benefits and expenses are charged against such revenues, so that profits are recognized in proportion to premium revenues during the period the policies are expected to remain in force. This association is accomplished by means of annual additions to the liability for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

The calculation of deferred policy acquisition costs and the liability for future policy benefits requires the use of estimates based on sound actuarial valuation techniques. For new policy issues, we review our actuarial assumptions and deferrable acquisition costs each year and revise them when necessary to more closely reflect recent experience and studies of actual acquisition costs. For policies in force, we evaluate deferred policy acquisition costs by major product groupings to determine that they are recoverable from future revenues. Any resulting adjustment is charged against net earnings.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, money market instruments and other debt instruments with a maturity of 90 days or less when purchased.

Investments: Our debt securities consist of fixed-maturity securities, which are classified as either held to maturity or available for sale. Securities classified as held to maturity are securities that we have the ability and intent to hold to maturity or redemption and are carried at amortized cost. All other fixed-maturity debt securities, our perpetual securities and our equity securities are classified as available for sale and are carried at fair value. If the fair value is higher than the amortized cost for debt and perpetual securities, or the purchase cost for equity securities, the excess is an unrealized gain, and if lower than cost, the difference is an unrealized loss.

The net unrealized gains and losses on securities available for sale, plus the unamortized unrealized gains and losses on debt securities transferred to the held-to-maturity portfolio, less related deferred income taxes, are recorded through other comprehensive income and included in accumulated other comprehensive income.

Amortized cost of debt and perpetual securities is based on our purchase price adjusted for accrual of discount, or amortization of premium. The amortized cost of debt and perpetual securities we purchase at a discount will equal the face or par value at maturity. Debt and perpetual securities that we purchase at a premium will have an amortized cost equal to face or par value at maturity or the call date, if applicable. Interest is reported as income when earned and is adjusted for amortization of any premium or discount.

Our investments in qualifying special purpose entities (QSPEs) are accounted for as fixed-maturity or perpetual securities. All of our investments in QSPEs are held in our available-for-sale portfolio.

For the collateralized mortgage obligations (CMOs) held in our fixed-maturity securities portfolio, we recognize income using a constant effective yield, which is based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in CMO securities is adjusted to the amount that would have existed had the new effective yield been applied at the time of acquisition. This adjustment is reflected in net investment income.

We use the specific identification method to determine the gain or loss from securities transactions and report the realized gain or loss in the consolidated statements of earnings.

Our credit analysts/research personnel routinely monitor and evaluate the difference between the amortized cost and fair value of our investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger more intensive monitoring to determine if a decline in fair value is other than temporary. For investments with a fair value below amortized cost, the process includes evaluating the length of time and the extent to which amortized cost exceeds fair value and the financial condition, operations, credit and liquidity posture, and future prospects of the issuer, among other factors, in determining the potential recovery in fair value or principal. This process is not exact and requires consideration of risks such as credit risk, which to a certain extent can be controlled, and interest rate risk, which cannot be controlled. Therefore, if an investment's amortized cost exceeds its fair value solely due to changes in interest rates, impairment may not be appropriate. If, after monitoring and analyses, management believes that a decline in fair value is other than temporary, we adjust the amortized cost of the security to fair value and report a realized loss in the consolidated statements of earnings.

We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the terms of the loans and are not reported as sales. We receive cash or other securities as collateral for such loans. For loans involving unrestricted cash collateral, the collateral is reported as an asset with a corresponding liability for the return of the collateral. For loans collateralized by securities, the collateral is not reported as an asset or liability.

Deferred Policy Acquisition Costs: The costs of acquiring new business are deferred and amortized with interest over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality, persistency and interest assumptions used in computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Deferred costs include the excess of current-year commissions over ultimate renewal-year commissions and certain direct and allocated policy issue, underwriting and marketing expenses. All of these costs vary with and are primarily related to the production of new business.

Policy Liabilities: Future policy benefits represent claims that are expected to occur in the future and are computed by a net level premium method using estimated future investment yields, persistency and recognized morbidity and mortality tables modified to reflect our experience, including a provision for adverse deviation. These assumptions are generally established at the time a policy is issued.

Unpaid policy claims are estimates computed on an undiscounted basis using statistical analyses of historical claims experience adjusted for current trends and changed conditions. The ultimate liability may vary significantly from such estimates. We regularly adjust these estimates as new claims experience emerges and reflect the changes in operating results in the year such adjustments are made.

Income Taxes: Income tax provisions are generally based on pretax earnings reported for financial statement purposes, which differ from those amounts used in preparing our income tax returns. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which we expect the temporary differences to reverse.

Derivatives: We have limited activity with derivative financial instruments. We do not use them for trading purposes, nor do we engage in leveraged derivative transactions. At December 31, 2008, our only outstanding derivative contracts were interest-rate swaps related to our ¥20 billion variable interest rate Uridashi notes and cross-currency swaps related to our $450 million senior notes (see Notes 4 and 7).

We document all relationships between hedging instruments and hedged items, as well as our risk-management objectives for undertaking various hedge transactions. This process includes linking derivatives and nonderivatives that are designated as hedges to specific assets or liabilities on the balance sheet. We also assess, both at inception and on an ongoing basis, whether the derivatives and nonderivatives used in hedging activities are highly effective in offsetting changes in fair values or cash flows of the hedged items. The assessment of hedge effectiveness determines the accounting treatment of noncash changes in fair value.

We have designated our cross-currency swaps as a hedge of the foreign currency exposure of our investment in Aflac Japan. We include the fair value of the cross-currency swaps in either other assets or other liabilities on the balance sheet. We report the changes in fair value of the foreign currency portion of our cross-currency swaps in other comprehensive income. Changes in the fair value of the interest rate component are reflected in other income in the consolidated statements of earnings.

We have designated our interest-rate swaps as a hedge of the variability of the interest cash flows associated with the variable interest rate Uridashi notes. We include the fair value of the interest rate swaps in either other assets or other liabilities on the balance sheet. We report the changes in fair value of the interest-rate swaps in other comprehensive income as long as they are deemed effective. Should any portion of the swap be deemed ineffective, that value would be reported in other income in the consolidated statements of earnings.

Policyholder Protection Corporation and State Guaranty Association Assessments: In Japan, the government has required the insurance industry to contribute to a policyholder protection corporation. We recognize a charge for our estimated share of the industry's obligation once it is determinable. We review the estimated liability for policyholder protection corporation contributions on an annual basis and report any adjustments in Aflac Japan's expenses.

In the United States, each state has a guaranty association that supports insolvent insurers operating in those states. To date, our state guaranty association assessments have not been material.

Treasury Stock: Treasury stock is reflected as a reduction of shareholders' equity at cost. We use the weighted-average purchase cost to determine the cost of treasury stock that is reissued. We include any gains and losses in additional paid-in capital when treasury stock is reissued.

Earnings Per Share: We compute basic earnings per share (EPS) by dividing net earnings by the weighted-average number of unrestricted shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period plus the shares representing the dilutive effect of share-based awards.

New Accounting Pronouncements: In January 2009, the FASB issued FASB Staff Position (FSP) EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20." This FSP affects all entities with certain beneficial interests in securitized financial assets within the scope of EITF Issue No. 99-20. In determining other-than-temporary-impairment, Issue 99-20 requires reliance on market participant assumptions about future cash flows. While Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115) uses these same assumptions, it permits the use of reasonable management judgment on the probability that the holder will be unable to collect all amounts due. This FSP brings the impairment model on beneficial interest held by a transferor in securitized financial assets, to be similar to the impairment model of SFAS 115. The FSP is effective for interim and annual reporting periods ending after December 15, 2008. The adoption of this standard did not have a material impact on our financial position or results of operations.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" (FSP FAS 140-4 and FIN 46(R)-8). This disclosure-only FSP improves the transparency of transfers of financial assets and an enterprise's involvement with variable interest entities (VIEs), including qualifying special-purpose entities (QSPEs). The additional required disclosures related to asset transfers primarily focus on the transferor's continuing involvement with transferred financial assets and the related risks retained. This FSP also requires additional disclosures that focus on a company's involvement with VIEs and its judgments about the accounting for them. In addition, the FSP requires certain nontransferor public enterprises to disclose details about QSPEs with which they are involved. We adopted the provisions of FSP FAS 140-4 and FIN 46(R)-8 as of December 31, 2008. The adoption of this standard did not have an impact on our financial position or results of operations.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employer's Disclosures about Postretirement Benefit Plan Assets." This FSP amends SFAS No. 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits – An Amendment of FASB Statements No. 87, 88, and 106" to require more detailed disclosures about plan assets of a defined benefit pension or other postretirement plan, including investment strategies; major categories of plan assets; concentrations of risk within plan assets; inputs and valuation techniques used to measure the fair value of plan assets; and the effect of fair-value measurements using significant unobservable inputs on changes in plan assets for the period. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009, with earlier application permitted. We do not expect the adoption of this standard to have an effect on our financial position or results of operations.

In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP FAS 157-3). This FSP provides additional guidance regarding the application of SFAS No. 157, "Fair Value Measurements," in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. FSP FAS 157-3 is effective immediately upon issuance and applies to prior periods for which financial statements have not been issued. We adopted the provisions of FSP FAS 157-3 as of September 30, 2008. The adoption of this standard did not have an impact on our financial position or results of operations.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS 162). This standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 is effective as of November 15, 2008. The adoption of this standard did not have an effect on our financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities , establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. This statement amends and expands the disclosure requirements of Statement 133 with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. To meet those objectives, this statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not expect the adoption of this standard to have an effect on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" (SFAS 160). The purpose of SFAS 160 is to improve relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008, with earlier adoption prohibited. We do not expect the adoption of this standard to have an effect on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 allows entities to choose to measure many financial instruments and certain other items at fair value. The majority of the provisions of this standard apply only to entities that elect the fair value option (FVO). The FVO may be applied to eligible items on an instrument-by-instrument basis; is irrevocable unless a new election date occurs; and may only be applied to an entire financial instrument, and not portions thereof. This standard requires a business enterprise to report unrealized gains and losses on items for which the FVO has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier application permitted under limited circumstances. In connection with our adoption of SFAS 159 as of January 1, 2008, we did not elect the FVO for any of our financial assets and liabilities. Accordingly, the adoption of this standard did not have an impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). We adopted the recognition and measurement date provisions of this standard effective December 31, 2006. In the consolidated statements of shareholders' equity for the year ended December 31, 2006, we included in 2006 other comprehensive income a cumulative transition adjustment, net of income taxes, of $44 million from the adoption of SFAS 158. This cumulative effect adjustment was properly included in the rollforward of accumulated other comprehensive income for the year, but it should not have been included in other comprehensive income for the year. Total comprehensive income for the year, not including the transition adjustment for SFAS 158, was $996 million. Management concluded that the transition adjustment was not material to the financial statements taken as a whole. We have adjusted other comprehensive income for the year ended December 31, 2006, to properly reflect the transition adjustment as a direct charge to accumulated other comprehensive income. The effect of recording the transition adjustment through other comprehensive income and the subsequent adjustment to reflect the amounts as a direct charge to accumulated other comprehensive income did not have any impact on the consolidated statements of earnings, the consolidated balance sheets, the consolidated statements of shareholders' equity or the consolidated statements of cash flows for any periods presented.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data corroborated by independent sources while unobservable inputs reflect market assumptions that are not observable in an active market or are developed internally. These two types of inputs create three valuation hierarchy levels. Level 1 valuations reflect quoted market prices for identical assets or liabilities in active markets. Level 2 valuations reflect quoted market prices for similar assets or liabilities in an active market, quoted market prices for identical or similar assets or liabilities in non-active markets or model-derived valuations in which all significant valuation inputs are observable in active markets. Level 3 valuations reflect valuations in which one or more of the significant valuation inputs are not observable in an active market.

This standard applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. Where applicable, this standard codifies related guidance within GAAP. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We adopted the provisions of SFAS 157 as of January 1, 2008. The adoption of this standard did not have an impact on our financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. The provisions of FIN 48 clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. Under the first step, the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination by taxing authorities. The second step is measurement, whereby a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted the provisions of this standard effective January 1, 2007. The adoption of this standard did not have any impact on our financial position or results of operations (see Note 8).

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). SOP 05-1 provides accounting guidance on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. Retrospective application of this SOP to previously issued financial statements is not permitted. We adopted the provisions of this statement effective January 1, 2007. We have determined that certain of our policy modifications in both the United States and Japan that were previously accounted for as a continuation of existing coverage will be considered internal replacements that are substantially changed as contemplated by SOP 05-1 and will be accounted for as the extinguishment of the affected policies and the issuance of new contracts. The adoption of this statement increased net earnings in 2007 by $6 million, or $.01 per diluted share, and was insignificant to our financial position and results of operations.

Securities and Exchange Commission (SEC) Guidance: On October 14, 2008, the SEC issued a letter to the FASB addressing recent questions raised by various interested parties regarding declines in the fair value of perpetual preferred securities, or so-called "hybrid securities," which have both debt and equity characteristics and the assessment of those declines under existing accounting guidelines for other-than-temporary impairments. In its letter, the SEC recognized that hybrid securities are often structured in equity form but generally possess significant debt-like characteristics. The SEC also recognized that existing accounting guidance does not specifically address the impact, if any, of the debt-like characteristics of these hybrid securities on the assessment of other-than-temporary impairments.

After consultation with and concurrence of the FASB staff, the SEC concluded that it will not object to the use of an other-than-temporary impairment model that considers the debt-like characteristics of hybrid securities (including the anticipated recovery period), provided there has been no evidence of a deterioration in credit of the issuer (for example, a decline in the cash flows from holding the investment or a downgrade of the rating of the security below investment grade), in filings after the date of its letter until the matter can be addressed further by the FASB.

We maintain investments in subordinated financial instruments, or so-called "hybrid securities." Within this class of investments, we own perpetual securities. These perpetual securities are subordinated to other debt obligations of the issuer, but rank higher than the issuers' equity securities. Perpetual securities have characteristics of both debt and equity investments, along with unique features that create economic maturity dates of the securities. Although these securities have no contractual maturity date, they have stated interest coupons that were fixed at their issuance and subsequently change to a floating short-term rate of interest of 125 to more than 300 basis points above an appropriate market index, generally by the 25th year after issuance. We believe this interest step-up penalty has the effect of creating an economic maturity date of the perpetual securities. Since first purchasing these securities in 1993, and until the third quarter of 2008, we accounted for and reported perpetual securities as debt securities and classified them as both available-for-sale and held-to-maturity securities.

In light of the recent unprecedented volatility in the debt and equity markets, we concluded in the third quarter of 2008 that all of our investments in perpetual securities should be classified as available-for-sale securities. We have also concluded that our perpetual securities should be evaluated for other-than-temporary impairments using an equity security impairment model as opposed to our previous policy of using a debt security impairment model. We recognized realized investment losses of $294 million ($191 million after-tax) in 2008 as a result of applying our equity impairment model to this class of securities through June 30, 2008. Included in the $191 million other-than-temporary impairment charge is $40 million, $53 million, $50 million, and $38 million, net of tax, that relate to the years ended December 31, 2007, 2006, 2005 and 2004, respectively; and, $10 million, net of tax, that relates to the quarter ended June 30, 2008. There were no impairment charges related to the perpetual securities in the first quarter of 2008. The impact of classifying all of our perpetual securities as available-for-sale securities and assessing them for other-than-temporary impairments under our equity impairment model was determined to be immaterial to our results of operations and financial position for any previously reported period. In response to the SEC letter mentioned above regarding the appropriate impairment model for hybrid securities, we applied our debt security impairment model to our perpetual securities in the third and fourth quarters of 2008 and will continue with that approach pending further guidance from the SEC or the FASB.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of uncorrected errors from prior years must be considered in quantifying misstatements in current year financial statements. Under the provisions of SAB 108, a reporting entity must quantify and evaluate errors using a balance sheet approach and an income statement approach. After considering all relevant quantitative and qualitative factors, if either approach results in a misstatement that is material, a reporting entity's financial statements must be adjusted. SAB 108 applies to SEC registrants and is effective for fiscal years ending after November 15, 2006. In the course of evaluating balance sheet amounts in accordance with the provisions of SAB 108, we identified the following amounts that we adjusted for as of January 1, 2006: a tax liability in the amount of $87 million related to deferred tax asset valuation allowances that were not utilized; a tax liability in the amount of $45 million related to various provisions for taxes that were not utilized; and a litigation liability in the amount of $11 million related to provisions for various pending lawsuits that were not utilized. These liabilities were recorded in immaterial amounts prior to 2004 over a period ranging from 10 to 15 years. However, using the dual evaluation approach prescribed by SAB 108, correction of the above amounts would be material to 2006 earnings. In accordance with the provisions of SAB 108, the following amounts, net of tax where applicable, have been reflected as an opening adjustment to retained earnings as of January 1, 2006: a reduction of tax liabilities in the amount of $132 million; a reduction of litigation reserves in the amount of $11 million; and a reduction in deferred tax assets in the amount of $4 million. These three adjustments resulted in a net addition to retained earnings in the amount of $139 million.

Recent accounting guidance not discussed above is not applicable to our business.

2. BUSINESS SEGMENT AND FOREIGN INFORMATION

The Company consists of two reportable insurance business segments: Aflac Japan and Aflac U.S., both of which sell individual supplemental health and life insurance.

Operating business segments that are not individually reportable are included in the "Other business segments" category. We do not allocate corporate overhead expenses to business segments. We evaluate and manage our business segments using a financial performance measure called pretax operating earnings. Our definition of operating earnings excludes the following items from net earnings on an after-tax basis: realized investment gains/losses, the impact from SFAS 133, and nonrecurring items. We then exclude income taxes related to operations to arrive at pretax operating earnings. Information regarding operations by segment for the years ended December 31 follows:

(In millions)	2008	2007	2006
Revenues:			
Aflac Japan:			
Earned premiums:			
Cancer	**$ 5,718**	$ 4,937	$ 4,923
Other accident and health	**3,547**	2,928	2,755
Life insurance	**1,409**	1,172	1,084
Net investment income	**2,053**	1,801	1,688
Other income	**15**	27	25
Total Aflac Japan	**12,742**	10,865	10,475
Aflac U.S.:			
Earned premiums:			
Accident/disability	**1,941**	1,785	1,580
Cancer expense	**1,197**	1,114	1,041
Other health	**958**	885	801
Life insurance	**176**	152	130
Net investment income	**505**	500	465
Other income	**10**	10	10
Total Aflac U.S.	**4,787**	4,446	4,027
Other business segments	**38**	37	42
Total business segments	**17,567**	15,348	14,544
Realized investment gains (losses)	**(1,007)**	28	79
Corporate	**85**	116	87
Intercompany eliminations	**(91)**	(99)	(94)
Total revenues	**$ 16,554**	$ 15,393	$ 14,616

(In millions)	2008	2007	2006
Pretax Earnings:			
Aflac Japan	**$ 2,250**	$ 1,821	$ 1,652
Aflac U.S.	**745**	692	585
Other business segments	**(1)**	–	5
Total business segments	**2,994**	2,513	2,242
Interest expense, noninsurance operations	**(26)**	(21)	(17)
Corporate and eliminations	**(42)**	(25)	(40)
Pretax operating earnings	**2,926**	2,467	2,185
Realized investment gains (losses)	**(1,007)**	28	79
Impact from SFAS 133	**(5)**	4	–
Total earnings before income taxes	**$ 1,914**	$ 2,499	$ 2,264
Income taxes applicable to pretax operating earnings	**$ 1,015**	$ 854	$ 753
Effect of foreign currency translation on operating earnings	**111**	(11)	(39)

Assets as of December 31 were as follows:

(In millions)	2008	2007
Assets:		
Aflac Japan	**$ 69,141**	$ 54,153
Aflac U.S.	**9,679**	10,415
Other business segments	**166**	117
Total business segments	**78,986**	64,685
Corporate	**8,716**	10,364
Intercompany eliminations	**(8,371)**	(9,244)
Total assets	**$ 79,331**	$ 65,805

Yen-Translation Effects: The following table shows the yen/dollar exchange rates used for or during the periods ended December 31. Exchange effects were calculated using the same yen/dollar exchange rate for the current year as for each respective prior year.

	2008	2007	2006
Statements of Earnings:			
Weighted-average yen/dollar exchange rate	**103.46**	117.93	116.31
Yen percent strengthening (weakening)	**14.0%**	(1.4)%	(5.5)%
Exchange effect on net earnings (millions)	**$ 55**	$ (10)	$ (41)

	2008	2007
Balance Sheets:		
Yen/dollar exchange rate at December 31	**91.03**	114.15
Yen percent strengthening (weakening)	**25.4%**	4.3%
Exchange effect on total assets (millions)	**$ 13,312**	$ 2,102
Exchange effect on total liabilities (millions)	**13,180**	2,063

Aflac Japan maintains a portfolio of dollar-denominated securities, which serves as an economic currency hedge of a portion of our investment in Aflac Japan. We have designated the Parent Company's yen-denominated notes payable and cross-currency swaps as a hedge of our investment in Aflac Japan. The dollar values of our yen-denominated net assets, which are subject to foreign currency translation fluctuations for financial reporting purposes, are summarized as follows at December 31 (translated at end-of-period exchange rates):

(In millions)	2008	2007
Aflac Japan net assets	**$ 5,944**	$ 6,087
Aflac Japan dollar-denominated net assets	**(3,416)**	(3,672)
Aflac Japan yen-denominated net assets	**2,528**	2,415
Parent Company yen-denominated net liabilities	**(1,876)**	(1,496)
Consolidated yen-denominated net assets subject to foreign currency translation fluctuations	**$ 652**	$ 919

Transfers of funds from Aflac Japan: Aflac Japan makes payments to the Parent Company for management fees and to Aflac U.S. for allocated expenses and profit repatriations. Information on transfers for each of the years ended December 31 is shown below. See Note 11 for information concerning restrictions on transfers from Aflac Japan.

(In millions)	2008	2007	2006
Management fees	**$ 26**	$ 32	$ 25
Allocated expenses	**36**	33	32
Profit repatriation	**598**	567	442
Total transfers from Aflac Japan	**$ 660**	$ 632	$ 499

Policyholder Protection Corporation: The total liability accrued for our obligations to the Japanese Life Insurance Policyholder Protection Corporation (LIPPC) was $161 million (¥14.6 billion) at December 31, 2008, compared with $151 million (¥17.2 billion) a year ago. The obligation is payable in semi-annual installments through 2013.

Property and Equipment: The costs of buildings, furniture and equipment are depreciated principally on a straight-line basis over their estimated useful lives (maximum of 45 years for buildings and 10 years for furniture and equipment). Expenditures for maintenance and repairs are expensed as incurred; expenditures for betterments are capitalized and depreciated. Classes of property and equipment as of December 31 were as follows:

(In millions)	2008	2007	2006
Property and equipment:			
Land	**$ 146**	$ 120	$ 118
Buildings	**505**	403	379
Equipment	**265**	244	224
Total property and equipment	**916**	767	721
Less accumulated depreciation	**319**	271	263
Net property and equipment	**$ 597**	$ 496	$ 458

Receivables: Receivables consist primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 2008, $527 million, or 57.3% of total receivables, were related to Aflac Japan's operations, compared with $395 million, or 53.9%, at December 31, 2007.

3. INVESTMENTS

The components of net investment income for the years ended December 31 were as follows:

(In millions)	2008	2007	2006
Fixed-maturity securities	**$ 2,204**	$ 1,936	$ 1,782
Perpetual securities	**375**	372	387
Equity securities and other	**3**	2	2
Short-term investments and cash equivalents	**22**	45	20
Gross investment income	**2,604**	2,355	2,191
Less investment expenses	**26**	22	20
Net investment income	**$ 2,578**	$ 2,333	$ 2,171

The amortized cost for our investments in debt and perpetual securities, the cost for equity securities and the fair values of these investments at December 31 are shown in the following tables.

	2008				2007			
(In millions)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale, carried at fair value:								
Fixed maturities:								
Yen-denominated:								
Government and guaranteed	$ 11,153	$ 988	$ 16	$ 12,125	$ 8,438	$ 621	$ 36	$ 9,023
Mortgage- and asset-backed securities	491	8	–	499	272	6	–	278
Public utilities	2,282	188	17	2,453	1,741	162	31	1,872
Collateralized debt obligations	253	6	–	259	–	–	–	–
Sovereign and supranational	943	37	126	854	751	54	31	774
Banks/financial institutions	4,667	81	686	4,062	3,814	228	112	3,930
Other corporate	6,183	155	576	5,762	4,406	131	271	4,266
Total yen-denominated	25,972	1,463	1,421	26,014	19,422	1,202	481	20,143
Dollar-denominated:								
Government and guaranteed	266	6	1	271	376	7	1	382
Municipalities	119	1	14	106	128	3	5	126
Mortgage- and asset-backed securities	738	7	189	556	502	6	14	494
Collateralized debt obligations	53	–	37	16	92	–	16	76
Public utilities	1,337	34	165	1,206	1,007	73	13	1,067
Sovereign and supranational	366	44	9	401	424	80	2	502
Banks/financial institutions	2,910	107	529	2,488	3,157	165	106	3,216
Other corporate	4,273	182	501	3,954	4,291	302	88	4,505
Total dollar-denominated	10,062	381	1,445	8,998	9,977	636	245	10,368
Total fixed maturities	36,034	1,844	2,866	35,012	29,399	1,838	726	30,511
Perpetual securities:								
Yen-denominated:								
Banks/financial institutions	8,400	187	1,091	7,496	3,549	123	253	3,419
Other corporate	294	13	–	307	263	–	18	245
Dollar-denominated:								
Banks/financial institutions	380	–	136	244	455	8	38	425
Total perpetual securities	9,074	200	1,227	8,047	4,267	131	309	4,089
Equity securities	24	5	2	27	21	8	1	28
Total securities available for sale	$ 45,132	$ 2,049	$ 4,095	$ 43,086	$ 33,687	$ 1,977	$ 1,036	$ 34,628
Securities held to maturity, carried at amortized cost:								
Fixed maturities:								
Yen-denominated:								
Government and guaranteed	$ 220	$ 17	$ –	$ 237	$ 175	$ –	$ 1	$ 174
Mortgage- and asset-backed securities	75	1	1	75	43	–	–	43
Collateralized debt obligations	403	–	295	108	403	–	79	324
Public utilities	3,951	168	66	4,053	1,937	18	66	1,889
Sovereign and supranational	3,582	93	132	3,543	3,069	78	69	3,078
Banks/financial institutions	12,291	147	1,195	11,243	8,976	85	644	8,417
Other corporate	3,714	145	84	3,775	2,196	92	42	2,246
Total yen-denominated	24,236	571	1,773	23,034	16,799	273	901	16,171
Dollar-denominated:								
Collateralized debt obligations	200	–	150	50	–	–	–	–
Government	–	–	–	–	20	–	–	20
Total dollar-denominated	200	–	150	50	20	–	–	20
Total fixed maturities	24,436	571	1,923	23,084	16,819	273	901	16,191
Perpetual securities:								
Yen-denominated:								
Banks/financial institutions	–	–	–	–	3,985	135	186	3,934
Total perpetual securities	–	–	–	–	3,985	135	186	3,934
Total securities held to maturity	$ 24,436	$ 571	$ 1,923	$ 23,084	$ 20,804	$ 408	$ 1,087	$ 20,125

As more fully described under the heading "Securities and Exchange Commission (SEC) Guidance" in Note 1, we concluded, in light of the recent unprecedented volatility in the debt and equity markets in the third quarter of 2008 that all of our perpetual securities should be classified as available-for-sale securities. Accordingly, all of our perpetual security investments are classified as available for sale as of December 31, 2008.

The methods of determining the fair values of our investments in debt securities, perpetual securities and equity securities are described in Note 4.

The distributions of debt and perpetual securities we own, by credit rating, as of December 31 were as follows:

Composition by Credit Rating

	2008		2007	
	Amortized Cost	**Fair Value**	Amortized Cost	Fair Value
AAA	**5.7%**	**5.8%**	6.3%	6.2%
AA	**39.8**	**42.2**	44.3	45.3
A	**34.1**	**33.2**	30.7	30.4
BBB	**18.6**	**17.6**	16.8	16.6
BB or lower	**1.8**	**1.2**	1.9	1.5
Total	**100.0%**	**100.0%**	100.0%	100.0%

Although our investment portfolio continues to be of high credit quality, many downgrades occurred during 2008 to cause a shift in composition by credit rating. The percentage of AA rated securities decreased as a result of downgrades of banks and financial institutions investments and CDO investments. The percentage of A rated securities increased due to purchases and downgrades of higher rated securities. BBB rated securities increased due to purchases and downgrades of higher rated securities.

Investment exposures, which individually exceeded 10% of shareholders' equity as of December 31, were as follows:

	2008			2007		
(In millions)	**Credit Rating**	**Amortized Cost**	**Fair Value**	Credit Rating	Amortized Cost	Fair Value
Japan National Government	**AA**	**$ 10,604**	**$ 11,533**	AA	$ 8,000	$ 8,583
Israel Electric Corp.	**BBB**	**902**	**902**	*	*	*
Republic of Tunisia	**BBB**	**880**	**909**	*	*	*
HSBC Holdings PLC **	**AA**	**856**	**860**	*	*	*
HBOS PLC**	**AA**	**686**	**611**	*	*	*
Republic of South Africa	**BBB**	**674**	**727**	*	*	*

* Less than 10% of shareholders' equity at reporting date

** For this issuer, we own more than one security with different ratings.

The following table shows the subordination distribution of our debt and perpetual securities.

Subordination Distribution of Debt and Perpetual Securities

	2008		2007	
(In millions)	**Amortized Cost**	**Percent of Total**	Amortized Cost	Percent of Total
Senior notes	**$51,091**	**73.5%**	$ 38,483	70.6%
Subordinated securities:				
Fixed maturities (stated maturity date):				
Lower Tier II	**7,777**	**11.2**	6,277	11.5
Upper Tier II	**340**	**.5**	296	.6
Tier I*	**750**	**1.1**	582	1.0
Surplus Notes	**374**	**.5**	375	.7
Trust Preferred - Non-banks	**86**	**.1**	154	.3
Other Subordinated - Non-banks	**52**	**.1**	52	.1
Total fixed maturities	**9,379**	**13.5**	7,736	14.2
Perpetual securities (economic maturity date):				
Upper Tier II	**6,532**	**9.4**	5,812	10.7
Tier I	**2,542**	**3.6**	2,439	4.5
Total perpetual securities	**9,074**	**13.0**	8,251	15.2
Total	**$69,544**	**100.0%**	$ 54,470	100.0%

*Includes Trust Preferred securities

The majority, or 73.5%, of our total investments in debt and perpetual securities was senior debt as of December 31, 2008, as shown in the table above. We maintained investments in subordinated financial instruments, that comprised 26.5% of our total investments in debt and perpetual securities. These investments primarily consisted of Lower Tier II, Upper Tier II, and Tier I securities. The Lower Tier II securities are debt instruments with fixed maturities. Our Upper Tier II and Tier I investments consisted of debt instruments with fixed maturities and perpetual securities, which have an economic maturity as opposed to a stated maturity. Perpetual securities comprised 95% and 77% of our total Upper Tier II and Tier I investments, respectively, as of December 31, 2008.

Privately issued securities as of December 31 were as follows:

Privately Issued Securities

(Amortized cost, in millions)	**2008**	2007
Privately issued securities as percentage of total debt and perpetual securities	**72.0%**	70.3%
Privately issued securities held by Aflac Japan	**$ 47,516**	$ 35,973
Privately issued securities held by Aflac Japan as a percentage of total debt and perpetual securities	**68.3%**	66.0%
Privately issued reverse-dual currency securities*	**$ 14,678**	$ 11,185
Reverse-dual currency securities* as a percentage of total privately issued securities	**29.3%**	29.2%

*Principal payments in yen and interest payments in dollars

Our investment discipline begins with a top-down approach for each investment opportunity we consider. Consistent with that approach, we first approve each country in which we invest. In our approach to sovereign analysis, we consider the political, legal and financial context of the sovereign entity in which an issuer is domiciled and operates. Next we approve the issuer's industry sector, including such factors as the stability of results and the importance of the sector to the overall economy. Specific credit names within approved countries and industry sectors are evaluated for their market position and specific strengths and potential weaknesses. Structures in which we invest are chosen for specific portfolio management purposes, including asset/liability management, portfolio diversification and net investment income.

Our largest investment industry sector concentration is banks and financial institutions. Within the countries we approve for investment opportunities, we primarily invest in financial institutions that are strategically crucial to each approved country's economy. The banks and financial institutions sector is a highly regulated industry and plays a strategic role in the global economy. We achieve some degree of diversification in the banks and financial institutions sector through a geographically diverse universe of credit exposures. Within this sector, the more significant concentration of our credit risk by geographic region or country of issuer at December 31, 2008, based on amortized cost, was: Europe (48%); United States (20%); United Kingdom (9%); and Japan (9%).

Our total investments in the banks and financial institutions sector, including those classified as perpetual securities, as of December 31 were as follows:

	2008		2007	
	Total Investments in Banks and Financial Institutions Sector (in millions)	**Percentage of Total Investment Portfolio**	Total Investments in Banks and Financial Institutions Sector (in millions)	Percentage of Total Investment Portfolio
Debt securities:				
Amortized cost	**$ 19,868**	**28%**	$ 15,948	29%
Fair value	**17,793**	**27**	15,563	28
Perpetual securities:				
Upper Tier II:				
Amortized cost	**$ 6,238**	**9%**	$ 5,549	10%
Fair value	**5,960**	**9**	5,732	11
Tier I:				
Amortized cost	**2,542**	**4**	2,439	5
Fair value	**1,780**	**3**	2,047	4
Total:				
Amortized cost	**$ 28,648**	**41%**	$ 23,936	44%
Fair value	**25,533**	**39**	23,342	43

At December 31, 2008, we owned below-investment-grade debt and perpetual securities in the amount of $1.3 billion at amortized cost ($786 million at fair value), or 1.8% of total debt and perpetual securities, compared with $1.0 billion at amortized cost ($815 million at fair value), or 1.9% of total debt and perpetual securities a year ago. Each of the below-investment-grade securities was investment grade at the time of purchase and was subsequently downgraded by credit rating agencies. These securities are held in the available-for-sale portfolio.

Debt and perpetual securities classified as below investment grade as of December 31 were as follows:

Below-Investment-Grade Securities

	2008			2007		
(In millions)	**Par Value**	**Amortized Cost**	**Fair Value**	Par Value	Amortized Cost	Fair Value
Ford Motor Credit	**$ 329**	**$ 329**	**$ 143**	$ 263	$ 263	$ 215
Ahold	*	*	*	310	311	272
CSAV	**264**	**264**	**157**	210	210	143
BAWAG***	**154**	**133**	**88**	123	123	90
IKB Deutsche Industriebank	**143**	**143**	**47**	*	*	*
Beryl Finance Limited 2008-7****	**110**	**110**	**116**	*	*	*
Ford Motor Company	**111**	**57**	**31**	111	122	93
Glitnir Bank HF	**95**[(1)]	**–**	**–**	*	*	*
Beryl Finance Limited 2007-14****	**82**	**53**	**53**	*	*	*
Beryl Finance Limited 2006-15****	**55**	**43**	**43**	*	*	*
Beryl Finance Limited 2007-5****	**55**	**44**	**44**	*	*	*
Morgan Stanley Aces 2007-21****	**55**	**3**	**3**	*	*	*
Landsbanki Islands HF	**55**	**–**	**–**	*	*	*
Rinker Materials Corp.	**43**	**42**	**23**	*	*	*
Morgan Stanley Aces 2007-19****	**30**	**4**	**4**	*	*	*
Kaupthing Bank***	**30**	**–**	**–**	*	*	*
Sprint Capital	**22**	**24**	**16**	*	*	*
Academica Charter Schools Finance LLC	**22**	**24**	**17**	*	*	*
International Securities Trading Corp.	**18**	**–**	**–**	20	–	–
Tiers Georgia****	**11**	**1**	**1**	*	*	*
Patrick Family Housing (Patrick AFB)	**	**	**	4	1	1
Aloha Utilities Inc.	**	**	**	2	2	1
Total	**$ 1,684**	**$ 1,274**	**$ 786**	$ 1,043	$ 1,032	$ 815

* Investment grade at respective reporting date
** Sold during 2008
*** Perpetual security
**** CDO security
(1) Includes $55 million for a perpetual security

Information regarding realized and unrealized gains and losses from investments for the years ended December 31 appears in the table at the top of the following page:

(In millions)	2008	2007	2006
Realized investment gains (losses) on securities:			
Debt securities:			
Available for sale:			
Gross gains from sales	**$ 10**	$ 40	$ 67
Gross losses from sales	**(265)**	(6)	(34)
Net gains (losses) from redemptions	**3**	17	4
Impairment losses	**(298)**	(22)	–
Held to maturity:			
Impairment losses	**(75)**	–	–
Total debt securities	**(625)**	29	37
Perpetual securities:			
Available for sale:			
Impairment losses	**(379)**	–	–
Held to maturity:			
Gross gains from sales	**5**	–	–
Total perpetual securities	**(374)**	–	–
Equity securities:			
Gross gains from sales	**–**	–	43
Impairment losses	**(1)**	(1)	(1)
Total equity securities	**(1)**	(1)	42
Other long-term assets	**(7)**	–	–
Total realized investment gains (losses)	**$ (1,007)**	$ 28	$ 79
Changes in unrealized gains (losses):			
Debt securities:			
Available for sale	**$ (2,134)**	$ (838)	$ (624)
Transferred to held to maturity	**(165)**	(35)	(52)
Perpetual securities:			
Available for sale	**(850)**	–	–
Equity securities	**(3)**	(3)	(45)
Change in unrealized gains (losses)	**$ (3,152)**	$ (876)	$ (721)

In 2008, we realized total pretax investment losses of $1,007 million (after-tax, $655 million, or $1.37 per diluted share), primarily a result of the sale of securities and the recognition of other-than-temporary impairments.

The sale of our investments in Lehman Brothers and Washington Mutual and other smaller securities transactions represented $254 million ($166 million after-tax, or $.35 per diluted share) of the total realized investment losses in 2008.

The fair value of our debt and perpetual security investments fluctuates based on changes in credit spreads in the global financial markets. Credit spreads are most impacted by market rates of interest, the general and specific credit environment and market liquidity globally. We believe that fluctuations in the fair value of our investment securities related to changes in credit spreads have little bearing on whether our investment is ultimately recoverable. Therefore, we consider such declines in fair value to be temporary even in situations where the specific decline of an investment's fair value below its cost exceeds a year or more.

However, in the course of our credit review process, we may determine that it is unlikely that we will recover our investment in an issuer due to factors specific to an individual issuer, as opposed to general changes in global credit spreads. In this event, we consider such a decline in the investment's fair value, to the extent below the investment's cost or amortized cost, to be an other-than-temporary impairment of the investment and write the investment down to its recoverable value which is normally its fair value at the time it is written down. The determination of whether an impairment is other than temporary is subjective and involves the consideration of various factors and circumstances. These factors include more significantly:

- the severity of the decline in fair value
- the length of time the fair value is below cost
- issuer financial condition, including profitability and cash flows
- credit status of the issuer
- the issuer's specific and general competitive environment
- published reports
- general economic environment
- regulatory and legislative environment
- other factors as may become available from time to time

Another factor we consider in determining whether an impairment is other than temporary is our ability and intent to hold the investment until a recovery of its fair value. We perform ongoing analyses of our liquidity needs, which includes cash flow testing of our policy liabilities, debt maturities, projected dividend payments and other cash flow and liquidity needs. Our cash flow testing includes extensive duration matching of our investment portfolio and policy liabilities. Based on our analyses, we have concluded that we have sufficient excess cash flows to meet our liquidity needs without liquidating any of our investments prior to their maturity. In addition, provided that our credit review process results in a conclusion that we will collect all of our cash flows and recover our investment in an issuer, we generally do not sell investments prior to their maturity.

The majority of our investments are evaluated for other-than-temporary impairment using our debt impairment model. Our debt impairment model focuses on the ultimate collection of the cash flows from our investment as well as our ability and intent to hold the security until a recovery of value, which may be maturity. However, a limited number of our investments are evaluated for other-than-temporary impairment under our equity impairment model. Our equity impairment model considers the same factors as our debt model but puts a primary focus on the severity of a security's decline in fair value coupled with the length of time the security's value has been impaired.

In 2008, realized investment losses as a result of other-than-temporary impairments of securities totaled $753 million ($489 million net of tax, or $1.02 per diluted share).

These other-than-temporary impairment losses primarily consisted of $294 million ($191 million after-tax) recognized on certain of our perpetual security investments; $213 million ($139 million after-tax) recognized on certain of our CDO investments; $180 million ($117 million after-tax) recognized on our investments in three Icelandic banks; and $65 million ($42 million after-tax) recognized on our investment in Ford Motor Company.

In connection with our decision to reclassify all of our perpetual securities to available for sale, we also concluded that our perpetual securities should be evaluated for other-than-temporary impairments using an equity security impairment model as opposed to our previous policy of using a debt security impairment model for periods ending on and before June 30, 2008. In connection with this decision, we recognized an impairment charge of $294 million ($191 million after-tax) in the third quarter of 2008 from the application of our equity security impairment policy to this asset class through June 30, 2008. As more fully described in the SEC Guidance section of Note 1, the June 30 valuation date was used following the SEC's letter to the FASB on the topic of the appropriate impairment model to apply to perpetual securities. In response to the SEC's letter, we applied our debt security impairment model to our perpetual securities in the third and fourth quarters of 2008 and will continue with that approach pending further guidance from the SEC or the FASB.

During 2009, the outlook for the financial markets has continued to deteriorate globally. In connection with this downward trend, certain of the investment securities we own have been downgraded by various rating agencies since year end.

We apply the debt security impairment model to our perpetual securities provided there has been no evidence of deterioration in credit of the issuer, such as a downgrade of the rating of a perpetual security to below investment grade. Subsequent to December 31, 2008, and through the date of this report, the outlook for the financial markets has continued to deteriorate globally. In connection with this downward trend, certain of the perpetual securities we own have been downgraded to below investment grade subsequent to December 31, 2008. As a result of these downgrades, we are required to evaluate the securities for other-than-temporary impairment using the equity security impairment model rather than the debt security impairment model. Use of the equity security model limits the forecasted recovery period that can be used in the impairment evaluation and, accordingly, affects both the recognition and measurement of other-than-temporary impairment losses. As a result of market conditions and the extent of changes in ratings on our perpetual securities, we will incur additional other-than-temporary impairment losses beginning in 2009, which could materially affect our results of operations for a particular fiscal quarter or year.

As a part of our credit review process, we concluded that it had become unlikely that we would recover our full investment in certain of our CDO investments as a result of continued significant declines in the credit markets during the fourth quarter of 2008. In accordance with our investment policy, we recorded an impairment charge of $164 million ($106 million after-tax) in connection with the other-than-temporary impairment of these CDOs during the fourth quarter of 2008. We also recorded other-than-temporary impairment charges of $49 million ($32 million after-tax) during the second half of 2008 in connection with CDO investments transferred to available for sale as a result of a default by the related swap counterparty, Lehman Brothers Special Financing Inc. (LBSF).

We hold investments in three Icelandic banks, Glitnir, Landsbanki and Kaupthing, in the form of junior subordinated debt, some of which include perpetual securities. During the fourth quarter of 2008, the Icelandic government passed legislation that allowed certain distressed Icelandic financial institutions to be placed into receivership under the control of the Icelandic government. Following the passage of this legislation, the above noted Icelandic banks were placed into receivership and are now being operated by the Icelandic government, which is also in financial distress. Subsequent to these actions, we learned that it was unlikely that the banks or the Icelandic government have any intent to honor the banks' obligations beyond their domestic depositors. As a result, we recognized a loss of $180 million ($117 million after-tax) in the fourth quarter of 2008 to reflect the other-than-temporary impairment of our total investment in these securities. Our investments in Glitner, Landsbanki and Kaupthing were classified as below investment grade as of December 31, 2008.

In 2007, we realized pretax investment gains of $28 million (after-tax, $19 million, or $.04 per diluted share) primarily as a result of securities sold or redeemed in the normal course of business. In 2006, we realized pretax gains of $79 million (after-tax, $51 million, or $.10 per diluted share) primarily as a result of bond swaps and the liquidation of equity securities held by Aflac U.S. We began a bond-swap program in the second half of 2005 and concluded it in the first half of 2006. These bond swaps took advantage of tax loss carryforwards and also resulted in an improvement in overall portfolio credit quality and investment income.

The table on the following page shows the gross unrealized losses and fair values of our investments with unrealized losses that we consider to be temporary, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31.

As of December 31, 2008, 96% of our investments in the banks and financial institutions sector in an unrealized loss position was investment grade, compared with 100%

a year ago. We have determined that the majority of the unrealized losses on the investments in this sector were caused by widening credit spreads globally and, to a lesser extent, changes in foreign exchange rates. Unrealized gains or losses related to prevailing interest rate environments are impacted by the remaining time to maturity of an investment. Assuming no credit-related factors develop, as investments near maturity, the unrealized gains or losses can be expected to diminish. Because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Included in the unrealized losses on the banks and financial institutions sector was an unrealized loss of $236 million on Aflac's investment of $361 million in SLM Corporation (SLM). Included in our investment in SLM is Aflac Japan's yen-denominated investment in SLM totaling $331 million (¥30.1 billion). The unrealized loss on SLM increased $92 million during the year ended December 31, 2008. Our investment in SLM is senior unsecured obligations. SLM, more commonly known as Sallie Mae, is the largest originator, servicer, and collector of student loans in the United States, a majority of which are guaranteed by the U.S. government.

The increase in the unrealized loss for SLM related to foreign currency translation was $45 million. We believe that the remaining increase in the unrealized loss on SLM was related to the funding pressures related to the company's constrained ability to raise debt in both the secured and unsecured markets. The U.S. Department of Education has provided some funding relief to student lenders by agreeing to purchase existing and newly originated FFELP (Federal Family Education Loan Program) student loans, which has benefited SLM by allowing them to make profitable loans. While SLM has focused on building its private loan portfolio, the company has maintained a high quality book of loans, and a vast majority of SLM's loans carry an explicit government guarantee. Considering this environment and its government backing, SLM has demonstrated an adequate liquidity profile. As of December 31, 2008, SLM was rated Baa2, BBB-, and BBB by Moody's, S&P, and Fitch, respectively.

We have considered the factors impacting the fair value of SLM as of December 31, 2008, and based on our credit

	2008						2007					
	Total		**Less than 12 months**		**12 months or longer**		Total		Less than 12 months		12 months or longer	
(In millions)	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturities:												
Government and guaranteed:												
Dollar-denominated	**$ 77**	**$ 1**	**$ 76**	**$ 1**	**$ 1**	**$ –**	$ 77	$ 1	$ 20	$ –	$ 57	$ 1
Yen-denominated	**803**	**16**	**309**	**5**	**494**	**11**	1,752	37	458	2	1,294	35
Municipalities:												
Dollar-denominated	**69**	**14**	**28**	**1**	**41**	**13**	62	5	50	5	12	–
Mortgage- and asset-backed securities:												
Dollar-denominated	**406**	**189**	**284**	**138**	**122**	**51**	297	14	181	7	116	7
Yen-denominated	**26**	**1**	**–**	**–**	**26**	**1**	30	–	–	–	30	–
Collateralized debt obligations:												
Dollar-denominated	**60**	**188**	**56**	**162**	**4**	**26**	76	16	68	14	8	2
Yen-denominated	**101**	**295**	**75**	**145**	**26**	**150**	324	79	214	49	110	30
Public utilities:												
Dollar-denominated	**812**	**165**	**566**	**106**	**246**	**59**	283	13	115	4	168	9
Yen-denominated	**2,376**	**83**	**184**	**2**	**2,192**	**81**	1,314	97	379	15	935	82
Sovereign and supranational:												
Dollar-denominated	**106**	**9**	**101**	**9**	**5**	**–**	28	2	28	2	–	–
Yen-denominated	**1,780**	**257**	**571**	**71**	**1,209**	**186**	1,884	100	974	17	910	83
Banks/financial institutions:												
Dollar-denominated	**1,528**	**529**	**830**	**212**	**698**	**317**	1,220	106	796	68	424	38
Yen-denominated	**10,458**	**1,881**	**2,128**	**152**	**8,330**	**1,729**	8,588	756	3,408	155	5,180	601
Other corporate:												
Dollar-denominated	**2,166**	**501**	**1,178**	**241**	**988**	**260**	1,402	88	819	27	583	61
Yen-denominated	**4,342**	**660**	**420**	**29**	**3,922**	**631**	3,294	313	1,528	67	1,766	246
Perpetual securities:												
Dollar-denominated	**235**	**136**	**70**	**46**	**165**	**90**	295	38	125	16	170	22
Yen-denominated	**4,284**	**1,091**	**830**	**89**	**3,454**	**1,002**	3,463	457	609	39	2,854	418
Total debt and perpetual securities	**29,629**	**6,016**	**7,706**	**1,409**	**21,923**	**4,607**	24,389	2,122	9,772	487	14,617	1,635
Equity securities	**8**	**2**	**5**	**1**	**3**	**1**	5	1	4	1	1	–
Total temporarily impaired securities	**$29,637**	**$6,018**	**$7,711**	**$1,410**	**$21,926**	**$4,608**	$24,394	$2,123	$9,776	$488	$14,618	$1,635

analysis, we believe that SLM's ability to service its obligation to Aflac is currently not impaired. Furthermore, the contractual terms of this investment do not permit the issuer to settle the security at a price less than the amortized cost of the investment. Accordingly, we currently believe it is probable that we will collect all amounts due according to the contractual terms of the investment. Since it is expected that our investment in SLM would not be settled at a price less than the amortized cost of the investment and we have the intent and ability to hold this investment until recovery of fair value, which may be maturity, we do not consider this investment to be other-than-temporarily impaired at December 31, 2008.

Also included in the unrealized losses on the banks and financial institutions sector was an unrealized loss of $173 million on Aflac Japan's investments of $617 million (¥50.0 billion) in Takefuji Corporation (Takefuji). The unrealized loss on Takefuji increased $186 million during the year ended December 31, 2008. Takefuji is one of four major consumer finance companies operating in Japan. In contrast to its peers, which have moved into other lending sectors including real estate. Takefuji has focused on small unsecured consumer loans contributing to Takefuji's stable operating assets. Takefuji has a broad business network, including distribution alliances with regional banks throughout Japan. Despite fourth quarter 2008 charges, Takefuji has maintained an adequate capital position throughout 2008.

The increase in the unrealized loss for Takefuji related to foreign currency translation was $34 million. We believe that the remaining increase in the unrealized loss on Takefuji was related to widening credit spreads on Takefuji as a result of the deteriorating economic environment in Japan, especially in the consumer lending markets. Takefuji, along with other Japanese consumer finance companies, has experienced decreased loan volume and profit reductions resulting from new legislation in Japan that virtually eliminates consumer loan activity with interest rates above 20% and lending greater than one third of a customer's annual income. Takefuji has also taken measures strengthen its lending standards. Partly as a result of its efforts, Takefuji's loan charge-off rates saw a decline through the first half of 2008. Our reviews of Takefuji reflect adequate near-term liquidity and cash resources to meet its principal and interest obligations for the next 24 months. During the fourth quarter of 2008, Takefuji redeemed one of its debt issuances to Aflac totaling ¥20 billion at 100% of its original par value.

We have considered the factors impacting the fair value of Takefuji as of December 31, 2008, and based on our credit analysis, we believe that Takefuji's ability to service its obligation to Aflac is currently not impaired. Furthermore, the contractual terms of this investment do not permit the issuer to settle the security at a price less than the amortized cost of the investment. Accordingly, we currently believe it is probable that we will collect all amounts due according to the contractual terms of the investment. Since it is expected that our investment in Takefuji would not be settled at a price less than the amortized cost of the investment and we have the intent and ability to hold this investment until recovery of fair value, which may be maturity, we do not consider this investment to be other-than-temporarily impaired at December 31, 2008.

An additional amount included in the unrealized losses in the banks and financial institutions sector was an unrealized loss of $110 million on Aflac Japan's investment of $330 million (¥30.0 billion) in bonds issued by Banco Espirito Santo, S.A. (BES). The unrealized loss on BES increased $94 million during the year ended December 31, 2008 as compared with the prior year end. BES is a leading commercial bank in Portugal. BES provides commercial and investment banking services, and has leading market positions in Portugal in trade finance and pension plan asset management and has expanded its operations abroad to Brazil, Angola and Spain.

The increase in the unrealized loss for BES related to foreign currency translation was $22 million. We believe that the remaining increase in the unrealized loss on BES was related to the current economic pressures on Portuguese banks' profitability, liquidity and capital amid the weakened credit environment and within the context of the global economic downturn. Although BES maintains adequate regulatory capital levels, its capital margins are relatively tight in light of its business profile, the declining operating environment for BES and new guidance from the Bank of Portugal regarding the need for higher capitalization. To maintain stability and regular funding in the Portuguese financial system, Portugal created a State Guarantee regime, under which BES announced its intention to issue additional in debt benefiting from this guarantee. This new guaranteed debt will likely ease the refinancing requirements at BES through the next three years and substantially improve its liquidity. On November 21, 2008 Fitch affirmed BES' subordinated debt rating at A, citing the strength of BES' banking operations in a difficult economy while also noting the low deposit ratio to total loans and relatively low capital levels. BES subordinated debt also carries ratings of A1 and A- by Moody's and Standard & Poor's, respectively.

We have considered the factors impacting the fair value of BES as of December 31, 2008, and based on our credit analysis, we believe that BES' ability to service its obligation to Aflac is currently not impaired. Furthermore, the contractual terms of this investment do not permit the issuer or its parent to settle the security at a price less than the amortized cost of the investment. Accordingly, we currently believe it is probable that we will collect all amounts due according to the contractual terms of the investment. Since it is expected that our investment in BES would not be settled at a price less than the amortized cost of the investment and we have the intent and ability to hold this investment until recovery of fair value, which may be maturity, we do not consider this investment to be other-than-temporarily impaired at December 31, 2008.

Another component of the unrealized losses in the banks and financial institutions sector as of December 31, 2008, was an unrealized loss totaling $153 million related to Aflac's $558 million investment in UniCredit S.p.A.'s German subsidiary Bayerische Hypo-und Vereinsbank AG (HVB). Aflac's HVB investments include both yen-and dollar-denominated Tier I and Tier II hybrid instruments that are subordinated fixed maturity securities. The yen-denominated portion of these subordinated fixed maturity securities totaled $494 million (¥45 billion) with an unrealized loss of $119 million while the dollar-denominated portion of these securities totaled $53 million with an unrealized loss of $38 million at year end. The increase in the unrealized loss on our investment in HVB totaled $124 million during 2008. UniCredit, the parent company of HVB is a financial services holding company based in Italy where it enjoys a strong franchise with a significant presence in Germany, Austria, Poland and Central Eastern Europe. HVB is a key part of UniCredit with well-positioned retail and corporate banking franchises in the South and North of Germany. HVB also houses the Markets and Investment Banking Division of UniCredit.

The portion of the unrealized losses on our investment in HVB related to foreign currency translation was $24 million. We believe that the fair value of our investment in HVB is negatively impacted by the downturn in the economic environment in the European economies, particularly Germany, HVB's key market. Also negatively impacting HVB's fair value is its parent company's marginal capital levels in 2008. In contrast however, HVB reported much stronger capital levels than its parent company at the end of September 30, 2008. Additionally, during 2008 HVB has improved the quality of its loan portfolio by reducing its exposure to real estate. Although HVB incurred fairly significant asset write-downs related to structured credit losses in 2008, its strong capital levels allowed HVB to absorb these losses without any rating downgrades. As of December 31, 2008, all of our investments in our HVB investments carried ratings in the A categories by Moody's, S&P and Fitch.

As a class of securities, hybrid securities, and particularly perpetual securities, have also suffered price erosion in the fourth quarter of 2008 due to the financial crisis and perceived higher deferral and extension risk. We have considered risks common to perpetual securities, including deferral, extension and loss absorption, in light of HVB's strong competitive position within the UniCredit franchise, HVB's well-positioned retail and corporate banking franchises in the South and North of Germany, and HVB's high capital ratios.

Based on our credit analysis, we believe that HVB's ability to service its obligation to Aflac is currently not impaired. Accordingly, we believe it is probable that we will collect all amounts due according to the contractual terms of the investment. Since it is expected that our investment would not be settled at a price less than the amortized cost of the investment and we have the intent and ability to hold this investment until recovery of fair value, which may be maturity, we do not consider this investment to be other-than-temporarily impaired at December 31, 2008.

The following table shows the composition of our investments in an unrealized loss position in the banks and financial institutions sectors by fixed maturity securities and perpetual securities. The table reflects those securities in that sector that are in an unrealized loss position as a percentage of our total investment portfolio in an unrealized loss position and their respective unrealized losses as a percentage of total unrealized losses as of December 31.

	2008		2007	
	Percentage of Total Investments in an Unrealized Loss Position	**Percentage of Total Unrealized Losses**	Percentage of Total Investments in an Unrealized Loss Position	Percentage of Total Unrealized Losses
Fixed maturities	**41%**	**40%**	40%	41%
Perpetual securities:				
Upper Tier II	**9**	**8**	6	3
Tier I	**6**	**12**	8	19
Total perpetual securities	**15**	**20**	14	22
Total	**56%**	**60%**	54%	63%

The valuation and pricing pressures from certain structured investment securities throughout 2008, more notably the banks and financial institutions sector's exposure to the well publicized structured investment vehicles (SIVs), coupled with their exposure to the continued weakness in the housing sector, in the UK, Europe and the United States, has led to significant write-downs of asset values and capital pressure at banks and financial institutions globally. National governments in these regions have provided support in various forms, ranging from guarantees on new and existing debt to significant injections of capital. As the market continues to deteriorate, more of these banks and financial institutions may need various forms of government support before the current economic downturn begins to ease. While it does not appear to be a preferred solution, some troubled banks and financial institutions may be nationalized. Very few nationalizations have occurred to date, and in each instance, the governments are standing behind the classes of investments that we own.

All of the investments in the government and guaranteed sector in an unrealized loss position were investment grade at December 31, 2008 and 2007. The unrealized losses on our investments in this sector, which include U.S. Treasury obligations, direct obligations of U.S. government agencies, Japan government bonds, and direct obligations of Japan government agencies were caused by changes in interest rates and/or foreign exchange rates. The contractual cash flows of these investments are guaranteed by either the U.S. or Japanese governments. Furthermore, the contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Unrealized gains and losses related to prevailing interest rate environments are impacted by the remaining time to maturity of an investment. As the investments near maturity the unrealized gains or losses can be expected to diminish. Because the unrealized losses in this sector are considered to be interest rate driven and because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2008.

As of December 31, 2008 and 2007, all of our fixed maturity investments in an unrealized loss position in the mortgage- and asset-backed securities and sovereign and supranational sectors were investment grade. At December 31, 2008, 53% of securities in the municipalities sector and 100% of securities in the public utilities sector in an unrealized loss position were investment grade, compared with 100% and 99.7%, respectively, at the end of 2007. We have determined that the majority of the unrealized losses on the investments in these sectors were caused by widening credit spreads globally and to a lesser extent, changes in foreign exchange rates. Due to the liquidity contraction experienced in the capital markets during 2008, credit spreads continued to widen sharply throughout the year causing the increase in the unrealized losses in these sectors as of December 31, 2008, compared with prior year. However, we have determined that the ability of the issuers to service our investments has not been compromised by these factors. Unrealized gains or losses related to prevailing interest rate environments are impacted by the remaining time to maturity of an investment. Assuming no credit related factors develop, as investments near maturity the unrealized gains or losses can be expected to diminish. Because the unrealized losses in these sectors are considered to be principally the result of widening credit spreads and because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other than temporarily impaired at December 31, 2008.

We have determined that the unrealized losses in our collateralized debt obligation (CDO) portfolio were primarily the result of widening credit spreads globally. The widening credit spreads in the CDO sector has been fueled by continued deterioration of the credit worthiness of the credit default swap (CDS) reference credit entities underlying the CDO contracts and an overall contraction of market liquidity for CDO investments in all capital markets. As of December 31, 2008 and 2007, 100% of our CDO investments in an unrealized loss position were investment grade. As more fully described in our discussion regarding our investment in variable interest entities below, we only have the senior tranches of the CDOs that we own. The subordinated tranches of our CDOs absorb the majority of the losses, if any, arising from the CDS contracts underlying our CDOs. As a part of our credit analysis process, we obtain CDS default and default recovery probability statistics from published market sources. We use these default and default recovery statistics to project the number of defaults our CDOs can withstand before our CDO investment would be impaired. In addition to our review of default and default recovery statistics, we also assess the credit quality of the collateral underlying our CDOs.

Based on these reviews, we determined that the declines in value of certain of our CDO investments below their carrying value were considered to be other than temporary and wrote down our investment in these CDOs to their estimated fair value through a charge to earnings in 2008 as disclosed in our realized investment gains and losses analysis above.

Our credit analyses of the CDO issues we own indicate that the remaining number of defaults that can be sustained in our existing CDOs, other than as disclosed in the preceding paragraph, is sufficient to withstand any further near-term credit deterioration without impairing the value of our investments. In addition, the credit quality of the collateral underlying these CDOs remains investment grade.

Because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these CDO investments to be other-than-temporarily impaired at December 31, 2008.

Included in the unrealized losses in the CDO sector was an unrealized loss of $150 million on Aflac's investment of $200 million in notes issued by Morgan Stanley ACES SPC Series 2008-6 (ACES 2008-6). The unrealized loss on ACES 2008-6 increased $150 million during the year ended December 31, 2008. The ACES 2008-6 note is a floating rate debt instrument whose coupon is tied to the three-month US dollar LIBOR plus a spread. We believe the decline in the value of ACES 2008-6 was principally due to widening credit spreads globally, which were notably impacted or worsened by the lack of market liquidity and demand in the market environment for CDO securities as a whole. We also believe that the biggest risk to our investment in ACES 2008-6 is the potential for additional defaults on the underlying CDS reference entity portfolio as a result of weakening global economic conditions. We analyzed the number of defaults and declines in recovery values ACES 2008-6 could withstand until its maturity without experiencing a loss of principal. We have also considered all other available factors related to our investment in ACES 2008-6 including, but not limited to, the rating of our tranche, our review of the underlying collateral, the number of below investment grade reference entities in the portfolio, the current level of CDS spreads for entities in the reference portfolio and the probability of default implied by those market levels as well as various other qualitative analyses. Additionally, the collateral underlying ACES 2008-6 are Bank of America Credit Card Trust 2007-A5 credit card ABS, currently rated Aaa, AAA, and AAA by Moody's, S&P, and Fitch, respectively.

Based on the evaluation of these factors, the outlook for projected future defaults and recoveries on the underlying CDS reference entities coupled with our review of the underlying collateral of ACES 2008-6, we concluded that the CDO continues to demonstrate a strong capability to service its debt for the foreseeable future. The ACES 2008-6 is rated BBB- by S&P. The contractual terms of this investment do not permit the issuing trust to settle the security at a price less than the amortized cost of the investment unless actual defaults, less actual recovery rates, exceed the remaining subordination in ACES 2008-6 which we believe is unlikely.

We have considered the factors impacting the fair value of ACES 2008-6 as of December 31, 2008, and based on our credit analysis, we believe that ACES 2008-6 ability to service its obligation to Aflac is currently not impaired. Furthermore, the contractual terms of this investment do not permit the issuer to settle the security at a price less than the amortized cost of the investment. Accordingly, we currently believe it is probable that we will collect all amounts due according to the contractual terms of the investment. Since it is expected that our investment in ACES 2008-06 would not be settled at a price less than the amortized cost of the investment and we have the intent and ability to hold this investment until recovery of fair value, which may be maturity, we do not consider this investment to be other-than-temporarily impaired at December 31, 2008.

As of December 31, 2008, 70% of the securities in the other corporate sector in an unrealized loss position was investment grade, compared with 54% at the end of 2007. For any credit-related declines in market value, we perform a more focused review of the related issuer's credit ratings, financial statements and other available financial data, timeliness of payment, competitive environment and any other significant data related to the issuer. From those reviews, we evaluate the issuers' continued ability to service our investments.

Included in the unrealized losses in the other corporate sector was an unrealized loss of $186 million on Aflac Japan's $329 million (¥30 billion) investment issued by Ford Motor Credit Corporation (FMCC) as of December 31, 2008, an increase of $139 million compared with the prior year end. This investment is a debt security issued by FMCC, a wholly owned financing subsidiary of Ford Motor Company. Ford has reiterated its commitment to continue to own 100% of FMCC, and both Moody's and Standard & Poor's rating services also expect this commitment to continue. Financial subsidy payments from Ford and lease program residual value support payments inextricably link FMCC's financing business to the parent.

The increase in the unrealized loss for FMCC related to foreign currency translation was $38 million. We believe that the remaining increase in the unrealized loss on FMCC was related to sharply lower reported earnings by FMCC in 2008, compared with 2007. We believe FMCC's decline in profitability is largely attributable to lower loan volumes, higher credit losses, a write-down of lease residual values, market valuation adjustments for derivatives and lower financing margins. We also believe that the unrealized losses in FMCC were impacted by the widening of credit spreads globally as a result of the contraction in global capital markets liquidity over the past several quarters. However, we also believe FMCC continues to maintain adequate stand-alone liquidity and a stable credit outlook even after substantial lease residual asset write-downs. Despite the difficult market conditions, FMCC executed $23 billion in private transactions, primarily from private term debt, securitizations, other structured financings and whole loan sales. FMCC has also increased available liquidity primarily as the result of a reduction in its managed receivables balance and the retention of higher cash balances in 2008.

We have considered the factors impacting the fair value of FMCC as of December 31, 2008, and based on our credit analysis, we believe that FMCC's ability to service its obligation to Aflac is currently not impaired. Furthermore, the contractual terms of this investment do not permit the issuer or its parent to settle the security at a price less than the amortized cost of the investment. Accordingly, we currently believe it is probable that we will collect all amounts due according to the contractual terms of the investment. Since it is expected that our investment in FMCC would not be settled at a price less than the amortized cost of the investment and we have the intent and ability to hold this investment until recovery of fair value, which may be maturity, we do not consider this investment to be other-than-temporarily impaired at December 31, 2008.

Also included in the unrealized losses in the other corporate sector was an unrealized loss of $107 million on Aflac Japan's investment of $264 million (¥24 billion) in Tollo Shipping Company S.A. as of December 31, 2008, an increase of $39 million as compared with the prior year end. This investment is a loan to Tollo Shipping Company S.A., guaranteed by the borrower's parent, Compania Sudamericana de Vapores S.A. (CSAV). As of December 31, 2008, CSAV was the largest shipping company in Latin America, and the 16th largest shipping company in the world. CSAV provides liner and specialized cargo services to clients worldwide with an emphasis on container shipping to and from its key markets of Chile and Brazil. Strong ties with Chile's top exporters and a well-developed logistics service are CSAV's main competitive advantages compared with other shippers with greater capacity.

The increase in the unrealized loss for CSAV related to foreign currency translation was $22 million. We believe that the remaining decline in fair value of the security was primarily caused by two factors: depressed revenue due to competitive pricing pressures in the container shipping industry and weaker operating margins due to sharply increased fuel costs. However, CSAV continues to maintain sound liquidity, with adequate cash and cash equivalents reserves a benign debt maturity profile, and a substantial undrawn credit facility. In addition, CSAV is now in the process of raising additional share capital over the next 12 to 24 months, which will further strengthen its financial profile.

We have considered the factors impacting the fair value of CSAV as of December 31, 2008, and based on our credit analysis, we believe that CSAV's ability to service its obligation to Aflac is currently not impaired. Furthermore, the contractual terms of this investment do not permit the issuer or its parent to settle the security at a price less than the amortized cost of the investment. Accordingly, we currently believe it is probable that we will collect all amounts due according to the contractual terms of the investment. Since it is expected that our investment in CSAV would not be settled at a price less than the amortized cost of the investment and we have the intent and ability to hold this investment until recovery of fair value, which may be maturity, we do not consider this investment to be other-than-temporarily impaired at December 31, 2008.

An additional amount included in the unrealized losses in the other corporate sector was an unrealized loss of $124 million on Aflac Japan's $384 million (¥35 billion) investment issued by Sultanate of Oman (Oman) as of December 31, 2008, an increase of $94 million as compared with the prior year end. This investment is a debt security issued by Oman, a sovereign nation bordering the Arabian Sea, Gulf of Oman and Persian Gulf with significant natural resources in petroleum and natural gas, copper, asbestos, as well as some marble, limestone, chromium and gypsum. Oman is noted for its strong public finances, including modest indebtedness and substantial financial assets and foreign exchange reserves.

The increase in the unrealized loss on this debt security related to foreign currency translation was $25 million. We believe that the remaining decline in the fair value of Oman was caused principally by two factors. First, a worsening in fiscal measures due to worldwide declines in oil prices and sustained social and infrastructure expenditures of the sovereign nation of the Sultanate of Oman. Second, Oman is exposed to somewhat elevated regional political risks, such as the ongoing conflicts in the Middle East and continued political tensions. Despite its economic pressures, Oman has maintained sound financial assets, substantial oil and natural gas reserves, strong and growing gross domestic production per capita, domestic political stability and strong international relations. Throughout 2008, Oman's credit rating remained at A and A2 by S&P and Moody's, respectively.

We have considered the factors impacting the fair value of Oman as of December 31, 2008, and based on our credit analysis, we believe that Oman's ability to service its obligation to Aflac is currently not impaired. Furthermore, the contractual terms of this investment do not permit the issuer or its parent to settle the security at a price less than the amortized cost of the investment. Accordingly, we currently believe it is probable that we will collect all amounts due according to the contractual terms of the investment. Since it is expected that our investment in Oman would not be settled at a price less than the amortized cost of the investment and we have the intent and ability to hold this investment until recovery of fair value, which may be maturity, we do not consider this investment to be other-than-temporarily impaired at December 31, 2008.

Another amount included in the unrealized losses in other corporate sector was an unrealized loss of $117 million on Aflac Japan's investment of $339 million (¥30.8 billion) in UPM-Kymmene Corporation (UPM), one of the world's largest forest product companies. The unrealized loss on UPM increased $108 million during the year ended December 31, 2008. The increase in the unrealized loss for UPM related to foreign currency translation was $24 million. The remaining decline in value in UPM was due to the currently poor fundamental profile of the forest products sector as a whole. UPM and its peers have been negatively impacted by both weakening demand due to poor economic conditions and the significant excess capacity present in the sector. While UPM has been a leader among its peers in capacity reductions, the sector needs significantly more reductions in capacity so as to improve producer pricing power. Despite the negative outlook for the forest product sector, UPM possesses an above average competitive profile compared with its forest product peers. Through its successful efforts to control costs, improve its position in energy self-sufficiency, and diversify its products, UPM has maintained solid operating ratios, earnings profitability and liquidity. As of

December 31, 2008, UPM was rated Baa3, BBB-, and BB+ by Moody's, S&P, and Fitch, respectively, and was classified by us as an investment grade security. However, subsequent to year end, UPM was downgraded to Ba1 by Moody's. As a result of the downgrade by Moody's, we reclassified UPM to below investment grade in the first quarter of 2009 in accordance with our investment policy.

We have considered the factors impacting the fair value of UPM as of December 31, 2008, and based on our credit analysis, we believe that UPM's ability to service its obligation to Aflac is currently not impaired. Furthermore, the contractual terms of this investment do not permit the issuer or its parent to settle the security at a price less than the amortized cost of the investment. Accordingly, we currently believe it is probable that we will collect all amounts due according to the contractual terms of the investment. Therefore, it is expected that our investment would not be settled at a price less than the amortized cost of the investment. Because we have the intent and ability to hold this investment in UPM until recovery of fair value, which may be the investments' respective maturities, we do not consider these investments to be other-than-temporarily impaired at December 31, 2008.

We have determined that the majority of the unrealized losses on the investments in the other corporate sector were caused by widening credit spreads globally and to a lesser extent, changes in foreign exchange rates. Due to the liquidity contraction experienced in the capital markets during 2008, credit spreads continued to widen sharply throughout the year causing the increase in the unrealized losses in this sector as of December 31, 2008, compared with prior year. Also impacting the unrealized losses in this sector is the decline in credit worthiness of certain issuers in the other corporate sector. However, consistent with our above discussions of certain specific issuers within this sector, we have determined that the ability of these issuers to service our investments has not been impaired by these factors. Because we consider the decline in the value of these securities to be temporary and because we have the ability and intent to hold them until a recovery of fair value, which may be maturity, we do not consider these investments to be other than temporarily impaired at December 31, 2008. Based on our credit related reviews of the issuers in the other corporate sector, we have determined that there is little risk that we will not recover our investment in these issuers. Because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2008.

The majority of our investments in Upper Tier II and Tier I perpetual securities were in highly-rated global financial institutions. Upper Tier II securities have more debt-like characteristics than Tier I securities and are senior to Tier I securities, preferred stock, and common equity of the issuer. Conversely, Tier I securities have more equity-like characteristics, but are senior to the common equity of the issuer. They may also be senior to preferred shares, depending on the individual security, the issuer's capital structure and the regulatory jurisdiction of the issuer. Details of our holdings of perpetual securities as of December 31, 2008, were as follows:

Perpetual Securities

(In millions)	Credit Rating	Amortized Cost	Fair Value	Unrealized Gain (Loss)
Upper Tier II:				
	AA	$ 3,534	$ 3,408	$ (126)
	A	2,599	2,448	(151)
	BBB	399	411	12
Total Upper Tier II		6,532	6,267	(265)
Tier I:				
	AA	937	683	(254)
	A	1,302	891	(411)
	BBB	170	118	(52)
	BB	133	88	(45)
Total Tier I		2,542	1,780	(762)
Total		$ 9,074	$ 8,047	$(1,027)

At the end of 2008, 96% of the company's total perpetual securities in an unrealized loss position were investment grade, compared with 93% at the end of the prior year. With the exception of the previously mentioned Icelandic bank securities that we impaired in the fourth quarter of 2008, all of the perpetual securities we own were current on interest and principal payments at the end of 2008. Based on amortized cost as of December 31, 2008, the geographic breakdown by issuer was as follows: Europe (65%); the United Kingdom (20%); and Japan (12%). For any credit-related declines in market value, we perform a more focused review of the related issuer's credit ratings, financial statements and other available financial data, timeliness of payment, competitive environment and any other significant data related to the issuer. From those reviews, we evaluate the issuer's continued ability to service our investment.

Included in the unrealized losses in the perpetual security category was an unrealized loss of $106 million on Aflac Japan's investment of $393 million (¥35.7 billion) in perpetual securities issued by Nordea Bank AB (Nordea) and its subsidiaries. Included in our total investment in Nordea was $283 million (¥25.7 billion) of instruments considered to be Tier I instruments and $110 million (¥10 billion) in an Upper Tier II instrument. The unrealized loss on Nordea increased $82 million during the year ended December 31, 2008 as compared with the prior year end.

Nordea is the largest financial services group in the Nordic region with leading market positions in retail banking, merchant banking and wealth management. Nordea is the parent of the Nordea Group. Nordea enjoys strong market positions not only in its native Sweden but also in its other key Nordic markets of Denmark, Finland and Norway.

The increase in the unrealized loss for Nordea related to foreign currency translation is approximately $21 million. We believe that the remaining increase in the unrealized loss is related to concerns surrounding the impact of the downturn in the Nordic economies. While the Nordic economies have negatively impacted all Nordic banks, Nordea's operations and asset quality have remained relatively strong. At September 30, 2008, Nordea's ratio of non-performing loans to total assets remained relatively low compared to other competitor banks and, at the same time, Nordea reported capital adequacy margins well in excess of regulatory requirements. Furthermore, Nordea reported strong profits for the nine months ending September 30, 2008. We also believe the value of our investment in Nordea has been negatively impacted by the overall view of perpetual securities issued by banks and financial institutions due to the global financial crisis and perceived higher extension and redemption risk for perpetual securities. Although the Nordic economy has negatively impacted its operations, Nordea has maintained strong profitability, liquidity, asset quality and capitalization and has remained current on all of its debt service obligations.

We have considered risks common to perpetual securities, including deferral, extension and loss absorption, along with Nordea's leading position within the Nordic region, its diverse revenue sources and profit generation, strong asset quality, and adequate capitalization. Based upon a review of these factors, we believe that Nordea's ability to service its obligation to Aflac is currently not impaired. Accordingly, we currently believe it is probable that we will collect all amounts due according to the contractual terms of the investment. Combined with our intent and ability to hold this investment until recovery of book value, we do not consider this investment to be other-than-temporarily impaired at December 31, 2008.

We have determined that the majority of our unrealized losses in the perpetual security category, including the increase over 2007, were principally due to widening credit spreads globally largely as the result of the contraction of liquidity in the capital markets. Credit spreads for this category were also impacted by the uncertain outlook for the accounting classification of subordinated securities in certain regulatory environments, and to a lesser extent, changes in foreign exchange rates. Based on our reviews, we concluded that the ability of the issuers to service our investment has not been compromised by these factors. Unrealized gains or losses related to prevailing interest rate environments are impacted by the remaining time to maturity of an investment. Assuming no credit related factors develop, as the investments near economic maturity, the unrealized gains or losses can be expected to diminish. Because the unrealized losses in this sector are considered to be principally driven by widening credit spreads and because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2008.

The net effect on shareholders' equity of unrealized gains and losses from investment securities at December 31 was as follows:

(In millions)	**2008**	2007
Unrealized gains (losses) on securities available for sale	**$ (2,046)**	$ 941
Unamortized unrealized gains on securities transferred to held to maturity	**179**	343
Deferred income taxes	**659**	(410)
Other	**(3)**	–
Shareholders' equity, unrealized gains (losses) on investment securities	**$ (1,211)**	$ 874

The unrealized gains declined and the unrealized losses increased on securities available for sale during the period, such that we now reflect a net unrealized loss as of December 31, 2008. We believe the declines in unrealized gains and the increases in unrealized losses primarily resulted from a widening of credit spreads globally, increases in interest rates globally, foreign exchange rates, and the previously discussed reclassification of all of our perpetual securities to available for sale.

We attempt to match the duration of our assets with the duration of our liabilities. The following table presents the approximate duration of our yen-denominated assets and liabilities, along with premiums, as of December 31.

(In years)	**2008**	2007
Yen-denominated debt securities	**12**	13
Policy benefits and related expenses to be paid in future years	**14**	14
Premiums to be received in future years on policies in force	**10**	10

Currently, when debt and perpetual securities we own mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, adding riders to our older policies has helped offset negative investment spreads on these policies. Overall, adequate profit margins exist in Aflac Japan's aggregate block of business because of profits that have emerged from changes in mix of business and favorable experience from mortality, morbidity and expenses.

The contractual maturities of our investments in fixed maturities at December 31, 2008, appear in the table at the top of the following page.

	Aflac Japan		Aflac U.S.	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Due in one year or less	$ 1,613	$ 1,642	$ 26	$ 27
Due after one year through five years	5,046	5,420	312	313
Due after five years through 10 years	3,061	3,129	594	596
Due after 10 years	18,766	18,151	5,281	4,585
Mortgage- and asset-backed securities	860	798	364	251
Total fixed maturities available for sale	$ 29,346	$ 29,140	$ 6,577	$ 5,772
Held to maturity:				
Due after one year through five years	$ 1,390	$ 1,438	$ –	$ –
Due after five years through 10 years	2,637	2,554	200	50
Due after 10 years	20,134	18,967	–	–
Mortgage- and asset-backed securities	75	75	–	–
Total fixed maturities held to maturity	$ 24,236	$ 23,034	$ 200	$ 50

The Parent Company has a portfolio of investment-grade available-for-sale fixed-maturity securities totaling $111 million at amortized cost and $100 million at fair value, which is not included in the table above.

Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

As previously described, our perpetual securities are subordinated to other debt obligations of the issuer, but rank higher than equity securities. Although these securities have no contractual maturity, the interest coupons that were fixed at issuance subsequently change to a floating short-term interest rate of 125 to more than 300 basis points above an appropriate market index, generally by the 25th year after issuance, thereby creating an economic maturity date. The economic maturities of our investments in perpetual securities, which were all reported as available for sale at December 31, 2008, were as follows:

	Aflac Japan		Aflac U.S.	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Due in one year or less	$ 290	$ 284	$ 15	$ 7
Due after one year through five years	1,017	1,095	–	–
Due after five years through 10 years	1,839	1,944	5	2
Due after 10 years through 15 years	294	307	–	–
Due after 15 years	5,320	4,213	294	195
Total perpetual securities available for sale	$ 8,760	$ 7,843	$ 314	$ 204

We believe a principal cause of the increase in gross unrealized losses on securities available for sale was the widening of credit spreads on Aflac Japan's long-duration invested assets.

As part of our investment activities, we own investments in qualifying special purpose entities (QSPEs) and variable interest entities (VIEs). The following details our investments in these vehicles as of December 31:

Investments in Qualified Special Purpose Entities and Variable Interest Entities

	2008		2007	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
QSPEs:				
Total QSPEs	**$ 4,458***	**$4,372**	$ 3,288*	$ 3,214
VIEs:				
Consolidated:				
Total VIEs consolidated	**$ 1,842**	**$1,392**	$ 1,591	$ 1,338
Not consolidated:				
CDOs	**908**	**433**	494	399
Other	**517**	**499**	359	361
Total VIEs not consolidated	**1,425**	**932**	853	760
Total VIEs	**$ 3,267****	**$2,324**	$ 2,444**	$ 2,098

* Total QSPEs represent 6.4% of total debt and perpetual securities in 2008 and 6.0% in 2007.

** Total VIEs represent 4.7% of total debt and perpetual securities in 2008 and 4.5% in 2007.

We have no equity interests in any of the QSPEs in which we invest, nor do we have control over these entities. Therefore, our loss exposure is limited to the cost of our investment.

We evaluate our involvement with VIEs at inception to determine our beneficial interests in the VIE and, accordingly, our beneficiary status. As a condition to our involvement or investment in a VIE, we enter into certain protective rights and covenants that preclude changes in the structure of the VIE that would alter the creditworthiness of our investment or our beneficial interest in the VIE. We would reevaluate our beneficiary status should a reconsideration event occur. However, due to the static nature of these VIEs and our protective rights entered into as a condition of investing in the VIEs, there are few, if any, scenarios that would constitute a reconsideration event in our VIEs. To date, we have not had any reconsideration events in any of our VIEs. If we determine that we own less than 50% of the variable interest created by a VIE, we are not considered to be a primary beneficiary of the VIE and therefore are not required to consolidate the VIE.

We are substantively the only investor in the consolidated VIEs listed in the table above. As the sole investor in these VIEs, we absorb or participate in greater than 50%, if not all, of the variability created by these VIEs and are therefore considered to be the primary beneficiary of the VIEs that we consolidate. The activities of these VIEs are limited to holding debt securities and utilizing the cash flows from the debt securities to service our investments therein. The terms of the debt securities held by these VIEs mirror the terms of the notes held by Aflac. Our loss exposure to these VIEs is limited to the cost of our investment. The consolidation of these investments does not impact our financial position or results of operations. We began investing in the VIEs we consolidate in 1994 and have continued to invest in them periodically from time to time.

We also have interests in VIEs that we are not required to consolidate as reflected in the above table. Included in the VIEs that we do not consolidate are CDOs issued through VIEs originated by third party companies. These VIEs combine highly rated underlying assets as collateral for the CDOs with credit default swaps (CDS) to produce an investment security that consists of multiple asset tranches with varying levels of subordination within the VIE.

The underlying collateral assets and funding of these VIEs are generally static in nature and we do not control the activities of these VIEs. These VIEs are limited to holding the underlying collateral and CDS contracts on specific corporate entities and utilizing the cash flows from the collateral and CDS contracts to service our investment therein. The underlying collateral and the reference corporate entities covered by the CDS contracts are all investment grade at the time of issuance. These VIEs do not rely on outside or ongoing sources of funding to support their activities beyond the underlying collateral and CDS contracts.

We currently own only senior CDO tranches within these VIEs. At inception of our investment in these VIEs, we identify the variable interests created by the VIE and, using statistical analysis techniques, evaluate our participation in the variable interests created by them.

Consistent with our other debt securities, we are exposed to credit losses within these CDOs that could result in principal losses to our investments. We have mitigated our risk of credit loss through the structure of the VIE, which contractually requires the subordinated tranches within these VIEs to absorb the majority of the expected losses from the underlying credit default swaps. Based on our statistical analysis models, each of the VIEs can sustain a reasonable number of defaults in the underlying CDS pools with no loss to our CDO investments.

While we may own a significant portion of the securities issued by these VIEs, we have determined that we do not participate in the majority of the variable interests created by the VIE. We also confirm with the arranging investment banks that the variable interests in which we do not retain an interest are issued to third parties unrelated to the arranging investment bank. Since we participate in less than 50% of the variable interests created by these VIEs, we are not the primary beneficiary and are therefore not required to consolidate these VIEs. We began investing in VIEs that are CDOs in 2006 and have continued to invest in them from time to time.

Included in the CDOs described above are variable interest rate CDOs purchased with the proceeds from $200 million of variable interest rate funding agreements issued to third party investors during the second quarter of 2008. We earn a spread between the coupon received on the CDOs and the interest credited on the funding agreements. Our obligation under these funding agreements is included in other policyholder funds.

The remaining VIEs that we are not required to consolidate are investments that are limited to loans in the form of debt obligations from the VIEs that are irrevocably and unconditionally guaranteed by their corporate parents. These VIEs are the primary financing vehicle used by their corporate sponsors to raise financing in the international capital markets. The variable interests created by these VIEs are principally or solely a result of the debt instruments issued by them. We invest in less than 50% of the security interests issued by these VIEs and therefore participate in less than 50% of the variable interests created by them. As such, we are not the primary beneficiary of these VIEs and are therefore not required to consolidate them. We began investing in these VIEs in 1994 and have continued to invest in them from time to time.

The categories, ratings and weighted-average lives of the assets held by the non-consolidated VIEs that we own as of December 31, 2008, are reflected in the table below.

Category	CDO Amortized Cost (In millions)	Weighted-Average Life	Moody's Rating	S&P Rating	Fitch Rating
Floating Rate Credit Card ABS	$ 612	6.44	Aaa	AAA	AAA
Floating Rate Guaranteed Investment Contracts (GIC)	21	8.34	Aa3	AAA	AAA
Floating Rate Note (Rabobank)	55	7.96	Aaa	AAA	AA+
Japan National Government	220	9.59	Aa3	AA	AA-
Total	$ 908				

Our involvement with all of the VIEs in which we have an interest is passive in nature, and we are not the arranger of these entities. Except as relates to our review and evaluation of the structure of these VIEs in the normal course of our investment decision making process, we have not been involved in establishing these entities. We have not been nor are we required to purchase the securities issued in the future by any of these VIEs.

Our ownership interest in the VIEs is limited to holding the obligations issued by them. All of the VIEs in which we invest are static with respect to funding and have no ongoing forms of funding after the initial funding date. We have no direct or contingent obligations to fund the limited activities of these VIEs, nor do we have any direct or indirect financial guarantees related to the limited activities of these VIEs. We have not provided any assistance or any other type of financing support to any of the VIEs we invest in, nor do we have any intention to do so in the future. The weighted-average lives of our notes are very similar to the underlying collateral held by these VIEs where applicable.

We do not anticipate any impact on debt covenants, capital ratios, credit ratings or dividends should we be required to consolidate all of the VIEs we own in the future. In the event that we incur losses on the debt securities issued by these VIEs, the impact on debt covenants, capital ratios, credit ratings or dividends would be no different than the impact from losses on any of the other debt securities we own.

Our risk of loss related to our interests in any of our interests in these VIEs is limited to our investment in the debt securities issued by them.

We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These short-term security lending arrangements increase investment income with minimal risk. Our security lending policy requires that the fair value of the securities and/or cash received as collateral be 102% or more of the fair value of the loaned securities. The following table presents our security loans outstanding and the corresponding collateral held as of December 31:

(In millions)	**2008**	2007
Security loans outstanding, fair value	**$ 1,679**	$ 790
Cash collateral on loaned securities	**1,733**	808

Of the total cash collateral received from borrowers for securities loaned, $119 million is callable at the discretion of the borrowers. The remaining amount of collateral of $1,614 million may not be called by the borrowers prior to the expiration of the security lending contracts. All security lending agreements are callable by us at any time.

As of December 31, 2008, $48 million, at fair value, of Aflac Japan's debt securities had been pledged to Japan's policyholder protection corporation. At December 31, 2008, debt securities with a fair value of $14 million were on deposit with regulatory authorities in the United States and Japan. We retain ownership of all securities on deposit and receive the related investment income.

During the third quarter of 2008, Lehman Brothers Special Financing Inc. (LBSF), the swap counterparty under four of our CDO debt securities, filed for bankruptcy protection along with certain of its affiliates (including Lehman Brothers Holdings Inc., the guarantor of LBSF's obligations relating to the CDOs). We transferred these CDOs from held to maturity to available for sale as a result of the default by LBSF under the swaps. In connection with the transfer, we took an impairment charge primarily related to the foreign currency component of three of these CDOs totaling $20 million ($13 million after-tax). This impairment charge is included in realized investment losses during the year. At the time of the transfer and after impairment charges, these CDO debt securities had a total amortized cost of $245 million and an unrealized gain of $3 million. The unrealized gain related to the only CDO of the four that was not impaired. In the fourth quarter of 2008, we recognized an additional impairment charge of $29 million ($19 million after-tax) on these CDOs. We have taken steps to cause these CDO securities to be redeemed. However, there is a significant risk that delays and/or litigation associated with these redemptions may arise out of the ongoing bankruptcy proceedings involving LBSF and its affiliates.

We also transferred four other debt securities from held to maturity to available for sale during 2008 as a result of significant deterioration in the issuers' creditworthiness. At the time of the transfer, the first security had an amortized cost of $94 million and an unrealized loss of $7 million. We subsequently sold this security at a realized loss of less than $1 million. The second security had an amortized cost of $120 million and an unrealized loss of $74 million at the time of transfer and was classified as below investment grade. The third security had an amortized cost of $51 million and an unrealized loss of $50 million at the time of transfer and was subsequently written off. At the time of the transfer and after impairment charges, the fourth security had an amortized cost of $3 million and was classified as below investment grade.

During 2007, we reclassified an investment from held to maturity to available for sale as a result of a significant deterioration in the issuer's creditworthiness. At the date of transfer, this debt security had an amortized cost of $169 million and an unrealized loss of $8 million. The investment was subsequently sold at a realized gain of $12 million.

During 2006, we reclassified an investment from held to maturity to available for sale as a result of the issuer's credit rating downgrade. At the date of transfer, this debt security had an amortized cost of $118 million and an unrealized loss of $15 million.

4. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The carrying values and estimated fair values of the Company's financial instruments as of December 31 were as follows:

	2008		2007	
(In millions)	**Carrying Value**	**Fair Value**	Carrying Value	Fair Value
Assets:				
Fixed-maturity securities	**$ 59,448**	**$ 58,096**	$ 47,330	$ 46,702
Perpetual securities	**8,047**	**8,047**	8,074	8,023
Equity securities	**27**	**27**	28	28
Liabilities:				
Notes payable (excl. capitalized leases)	**1,713**	**1,561**	1,457	1,452
Cross-currency and interest-rate swaps	**158**	**158**	35	35
Obligation to Japanese policyholder protection corporation	**161**	**161**	151	151

We determine the fair values of our debt, perpetual and privately issued equity securities using three basic pricing approaches or techniques: quoted market prices readily available from public exchange markets, a discounted cash flow (DCF) pricing model, and price quotes we obtain from outside brokers.

Our DCF pricing model utilizes various market inputs we obtain from both active and inactive markets. The estimated fair values developed by the DCF pricing models are most sensitive to prevailing credit spreads, the level of interest rates (yields) and interest rate volatility. Credit spreads are derived based on pricing data obtained from investment brokers and take into account the current yield curve, time to maturity and subordination levels for similar securities or classes of securities. We validate the reliability of the DCF pricing models periodically by using the models to price investments for which there are quoted market prices from active and inactive markets or, in the alternative, are quoted by our custodian for the same or similar securities.

The pricing data and market quotes we obtain from outside sources are reviewed internally for reasonableness. If a fair value appears unreasonable, the inputs are re-examined and the value is confirmed or revised.

During 2008, we have noted a continued reduction in the availability of pricing data from market sources. This decline is due largely to the contraction of liquidity in the global markets and a reduction in the overall number of sources to provide pricing data. As a result, we have noted that available pricing data has become more volatile. The reduction in available pricing sources coupled with the increase in price volatility has increased the degree of management judgment required in the final determination of fair values. We continually assess the reasonableness of the pricing data we receive by comparing it to historical results. In addition to historical comparisons, we evaluate the reasonableness of the pricing data in light of current market trends and events. The final pricing data used to determine fair values is based on management's judgment.

The fair values of notes payable with fixed interest rates were obtained from an independent financial information service. The fair values of our cross-currency and interest-rate swaps are the expected amounts that we would receive or pay to terminate the swaps, taking into account current interest rates, foreign currency rates and the current creditworthiness of the swap counterparties. The fair value of the obligation to the Japanese policyholder protection corporation is our estimated share of the industry's obligation calculated on a pro rata basis by projecting our percentage of the industry's premiums and reserves and applying that percentage to the total industry obligation payable in future years.

The carrying amounts for cash and cash equivalents, receivables, accrued investment income, accounts payable, cash collateral and payables for security transactions approximated their fair values due to the short-term nature of these instruments. Consequently, such instruments are not included in the above table. The preceding table also excludes liabilities for future policy benefits and unpaid policy claims as these liabilities are not financial instruments as defined by GAAP.

We have outstanding cross-currency swap agreements related to the $450 million senior notes (see Note 7). We have designated the foreign currency component of these cross-currency swaps as a hedge of the foreign currency exposure of our investment in Aflac Japan. The notional amounts and terms of the swaps match the principal amount and terms of the senior notes. We entered into cross-currency swaps to minimize the impact of foreign currency translation on shareholders' equity and to reduce interest expense by converting the dollar-denominated principal and interest on the senior notes we issued into yen-denominated obligations. By entering into these cross-currency swaps, we converted our $450 million liability into a ¥55.6 billion liability, and we reduced our interest rate from 6.5% in dollars to 1.67% in yen. See Note 1 for information on the accounting policy for cross-currency swaps.

We have interest-rate swap agreements related to the ¥20 billion variable interest rate Uridashi notes (see Note 7). By entering into these contracts, we have been able to lock in the interest rate at 1.52% in yen. We have designated these interest rate swaps as a hedge of the variability in our interest cash flows associated with the variable interest rate Uridashi notes. The notional amounts and terms of the swaps match the principal amount and terms of the variable interest rate Uridashi notes. The swaps had no value at inception. Changes in the fair value of the swap contracts are recorded in other comprehensive income.

The components of the fair value of the cross-currency and interest-rate swaps were reflected as an asset or (liability) in the balance sheet as of December 31 as follows:

(In millions)	**2008**	2007
Interest rate component	**$ 2**	$ 7
Foreign currency component	**(164)**	(47)
Accrued interest component	**4**	5
Total fair value of cross-currency swaps and interest-rate swaps	**$ (158)**	$ (35)

The table at the top of the following page is a reconciliation of the foreign currency component of the cross-currency swaps included in accumulated other comprehensive income for the years ended December 31.

(In millions)	2008	2007	2006
Balance, beginning of period	**$ (47)**	$ (17)	$ (22)
Increase (decrease) in fair value of cross-currency swaps	**(122)**	(26)	5
Interest rate component not qualifying for hedge accounting reclassified to net earnings	**5**	(4)	–
Balance, end of period	**$ (164)**	$ (47)	$ (17)

The change in fair value of the interest-rate swaps, included in accumulated other comprehensive income, was immaterial during each of the years in the three-year period ended December 31, 2008.

We are exposed to credit risk in the event of nonperformance by counterparties to our cross-currency and interest-rate swaps. The counterparties to our swap agreements are U.S. and Japanese financial institutions with the following credit ratings as of December 31.

(In millions)	2008		2007	
Counterparty Credit Rating	Fair Value of Swaps	Notional Amount of Swaps	Fair Value of Swaps	Notional Amount of Swaps
AA	**$ (104)**	**$ 300**	$ (24)	$ 387
A	**(54)**	**370**	(11)	238
Total	**$ (158)**	**$ 670**	$ (35)	$ 625

We have also designated our yen-denominated Samurai and Uridashi notes (see Note 7) as nonderivative hedges of the foreign currency exposure of our investment in Aflac Japan.

SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. These two types of inputs create three valuation hierarchy levels. The following table presents the fair-value hierarchy levels of the Company's assets and liabilities under SFAS 157 that are measured at fair value on a recurring basis as of December 31, 2008.

(In millions)	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities	$ 10,298	$ 22,124	$ 2,590	$ 35,012
Perpetual securities	–	7,635	412	8,047
Equity securities	18	5	4	27
Total assets	$ 10,316	$ 29,764	$ 3,006	$ 43,086
Liabilities:				
Cross-currency and interest-rate swaps	–	158	–	158
Total liabilities	$ –	$ 158	$ –	$ 158

The fair value of our fixed maturities and equity securities categorized as Level 1 is based on quoted market prices for identical securities traded in active markets that are readily and regularly available to us.

The fair value of our fixed maturities and perpetual securities categorized as Level 2 is determined using each of the three valuation techniques described above, depending on the source and availability of market inputs.

Approximately 36% of our investments classified as Level 2 are valued by obtaining quoted market prices from our investment custodian. The custodian obtains price quotes from various pricing services who estimate their fair values based on observable market transactions for similar investments in active markets, market transactions for the same investments in inactive markets or other observable market data where available.

The fair value of approximately 59% of our Level 2 fixed maturities and perpetual securities is determined using our DCF pricing model. The significant valuation inputs to the DCF model are obtained from, or corroborated by, observable market sources from both active and inactive markets.

For the remaining Level 2 fixed maturities and perpetual securities that are not quoted by our custodian and cannot be priced under the DCF pricing model, we obtain specific broker quotes from up to three outside securities brokers and use the average of the quotes to estimate the fair value of the securities.

The fair value of our cross-currency and interest-rate swap contracts is based on the amount we would expect to receive or pay to terminate the swaps. The prices used to determine the value of the swaps are obtained from the respective swap counterparties and take into account current interest and foreign currency rates, duration, counterparty credit risk and our own credit rating.

The fair value of our fixed maturities classified as Level 3 consists of securities for which there are limited or no observable valuation inputs. We estimate the fair value of our Level 3 fixed maturities by obtaining broker quotes from a limited number of brokers. These brokers base their quotes on a combination of their knowledge of the current pricing environment and market flows. The equity securities classified in Level 3 are related to investments in Japanese businesses, each of which are insignificant and in the aggregate are immaterial. Because fair values for these investments are not readily available, we carry them at their original cost. We review each of these investments periodically and, in the event we determine that any are other-than-temporarily impaired, we write them down to their estimated fair value at that time.

The following table presents the changes in our securities available for sale classified as Level 3 for the year ended December 31, 2008.

(In millions)	Fixed maturities and perpetual securities	Equity securities	Total
Balance, beginning of year	$ 109	$ 3	$ 112
Realized gains (losses) included in earnings	(57)	–	(57)
Unrealized gains (losses) included in other comprehensive income	(46)	1	(45)
Purchases and settlements	46	–	46
Transfers into Level 3	2,950	–	2,950
Balance, end of year	$ 3,002	$ 4	$ 3,006
Amount of total gains (losses) for the year included in earnings attributable to the change in unrealized gains (losses) relating to assets still held at end of year	$ (39)	$ –	$ (39)

Following the first quarter of 2008, we experienced a reduction in the availability of observable valuation inputs from all of the pricing services and brokers we use to value our investment securities. Thus several valuation inputs we considered to be observable in the first quarter of 2008 were classified as non-observable in the second, third and fourth quarters of 2008. This resulted in the transfer of affected fixed maturities available for sale from the Level 2 valuation category into the Level 3 valuation category as shown in the table above.

As previously disclosed, we use various pricing sources, including brokers and arrangers to provide pricing data or valuation inputs for certain groups or classes of our securities. To the extent that one or more of the significant valuation inputs obtained from these sources is considered to be unobservable or becomes unobservable and is used to value a security, the estimated fair value for that security is considered to be a Level 3 value. Consequently, those particular securities are then classified as Level 3 valuations.

As a result of the continued contraction of observable valuation inputs, we transferred investments totaling $2.7 billion into Level 3 during the fourth quarter of 2008. Included in these transfers were our below-investment-grade investments, callable RDC investments and certain of our private placement securities. Transfers into Level 3 prior to the fourth quarter totaled $245 million and consisted of various other hard-to-value investment securities.

The significant valuation inputs that are used in the valuation process for the below-investment-grade, callable RDC and private placement investments classified as Level 3 include forward exchange rates, yen swap rates, dollar swap rates, interest rate volatilities, credit spread data on specific issuers, assumed default and default recovery rates, certain probability assumptions, and call option data.

Some of these securities require the calculation of a theoretical forward exchange rate which is developed by using yen swap rates, U.S. dollar swap rates, interest rate volatilities, and spot exchange rates. The forward exchange rate is then used to convert all future dollar cash flows of the bond, where applicable, into yen cash flows. Additionally, credit spreads for the individual issuers are key valuation inputs of these securities. Finally, in pricing securities with a call option, the assumptions regarding interest rates in the U.S. and Japan are considered to be significant valuation inputs. Collectively, these valuation inputs, are included to estimate the fair values of these securities at each reporting date.

In obtaining the above valuation inputs, we have determined that certain pricing assumptions and data used by our pricing sources are becoming increasingly more difficult to validate or corroborate by the market and/or appear to be internally developed rather than observed in or corroborated by the market. The use of these unobservable valuation inputs causes more subjectivity in the valuation process for these securities and consequently, causes more volatility in their estimated fair values.

5. DEFERRED POLICY ACQUISITION COSTS AND INSURANCE EXPENSES

Deferred Policy Acquisition Costs and Insurance Expenses: Consolidated policy acquisition costs deferred were $1.24 billion in 2008, compared with $1.09 billion in 2007 and $1.05 billion in 2006. The following table presents a rollforward of deferred policy acquisition costs by segment for the years ended December 31.

	2008		2007	
(In millions)	**Japan**	**U.S.**	Japan	U.S.
Deferred policy acquisition costs:				
Balance, beginning of year	**$ 4,269**	**$ 2,385**	$ 3,857	$ 2,168
Capitalization	**658**	**578**	555	539
Amortization	**(405)**	**(370)**	(318)	(322)
Foreign currency translation and other	**1,122**	**–**	175	–
Balance, end of year	**$ 5,644**	**$ 2,593**	$ 4,269	$ 2,385

Commissions deferred as a percentage of total acquisition costs deferred were 76% in 2008, 74% in 2007 and 76% in 2006.

Personnel, compensation and benefit expenses as a percentage of insurance expenses were 43% in 2008 and 44% in both 2007 and 2006. Advertising expense is reported as incurred in insurance expenses in the consolidated statements of earnings and was as follows for each of the three years ended December 31:

(In millions)	**2008**	2007	2006
Advertising expense:			
Aflac Japan	**$ 86**	$ 83	$ 82
Aflac U.S.	**118**	95	88
Total advertising expense	**$ 204**	$ 178	$ 170

Depreciation and other amortization expenses, which are included in insurance expenses in the consolidated statements of earnings for the years ended December 31, appear in the table at the top of the following page.

(In millions)	2008	2007	2006
Depreciation expense	**$ 57**	$ 51	$ 44
Other amortization expense	**17**	14	15
Total depreciation and other amortization expense*	**$ 74**	$ 65	$ 59

*Aflac Japan accounted for $43 in 2008, $37 in 2007 and $33 in 2006.

Lease and rental expense, which are included in insurance expenses in the consolidated statements of earnings, were as follows for the years ended December 31:

(In millions)	2008	2007	2006
Lease and rental expense:			
Aflac Japan	**$ 68**	$ 51	$ 8
Aflac U.S.	**9**	8	7
Other	**1**	–	1
Total lease and rental expense	**$ 78**	$ 59	$ 16

6. POLICY LIABILITIES

Our policy liabilities primarily include future policy benefits and unpaid policy claims, which accounted for 90% and 5% of total policy liabilities at December 31, 2008, respectively. We regularly review the adequacy of our policy liabilities in total and by component. The liability for future policy benefits as of December 31 consisted of the following:

		Liability Amounts		Interest Rates	
(In millions)	Policy Issue Year	2008	2007	Year of Issue	In 20 Years
Health insurance:					
Japan:	2005 - 2008	**$ 527**	$ 284	1.5 - 2.5%	1.5 - 2.5%
	1999 - 2008	**9,558**	6,345	3.0	3.0
	1997 - 1999	**3,415**	2,650	3.5	3.5
	1995 - 1996	**367**	283	4.0	4.0
	1994 - 1996	**4,908**	3,810	4.5	4.5
	1987 - 1994	**21,734**	17,100	5.25 - 5.5	5.25 - 5.5
	1978 - 1986	**5,233**	4,208	6.5 - 6.75	5.5
	1974 - 1979	**1,015**	859	7.0	5.0
U.S.:	2005 - 2008	**1,562**	1,107	5.5	5.5
	1998 - 2004	**1,048**	1,023	7.0	7.0
	1988 - 2004	**1,016**	1,057	8.0	6.0
	1986 - 2004	**1,405**	1,377	6.0	6.0
	1985 - 1986	**25**	25	6.5	6.5
	1981 - 1986	**203**	210	7.0	5.5
	Other	**30**	31		
Life insurance:					
Japan:	2007 - 2008	**197**	41	2.75	2.75
	2006 - 2008	**301**	130	2.5	2.5
	2001 - 2008	**746**	485	1.65 - 1.85	1.65 - 1.85
	1999 - 2008	**1,592**	1,155	3.0	3.0
	1997 - 2008	**779**	619	3.5	3.5
	1994 - 1996	**1,177**	948	4.0	4.0
	1985 - 1993	**2,316**	1,798	5.25 - 5.65	5.25 - 5.65
U.S.:	1956 - 2008	**156**	130	4.0 - 6.0	4.0 - 6.0
Total		**$ 59,310**	$ 45,675		

The weighted-average interest rates reflected in the consolidated statements of earnings for future policy benefits for Japanese policies were 4.6% in 2008, 4.6% in 2007 and 4.7% in 2006; and for U.S. policies, 6.1% in 2008, 6.2% in 2007 and 6.3% in 2006.

Changes in the liability for unpaid policy claims were as follows for the years ended December 31:

(In millions)	2008	2007	2006
Unpaid supplemental health claims, beginning of year	**$ 2,332**	$ 2,293	$ 2,375
Add claims incurred during the year related to:			
Current year	**6,127**	5,225	5,045
Prior years	**(253)**	(401)	(516)
Total incurred	**5,874**	4,824	4,529
Less claims paid during the year on claims incurred during:			
Current year	**4,177**	3,600	3,435
Prior years	**1,476**	1,257	1,162
Total paid	**5,653**	4,857	4,597
Effect of foreign exchange rate changes on unpaid claims	**406**	72	(14)
Unpaid supplemental health claims, end of year	**2,959**	2,332	2,293
Unpaid life claims, end of year	**159**	123	97
Total liability for unpaid policy claims	**$ 3,118**	$ 2,455	$ 2,390

The incurred claims development related to prior years reflects favorable development in the unpaid policy claims liability previously provided for. There are no additional or return of premium considerations associated with that development.

7. NOTES PAYABLE

A summary of notes payable as of December 31 follows:

(In millions)	2008	2007
6.50% senior notes due April 2009	**$ 450**	$ 450
Yen-denominated Uridashi notes:		
1.52% notes due September 2011 (principal amount ¥15 billion)	**165**	131
2.26% notes due September 2016 (principal amount ¥10 billion)	**110**	88
Variable interest rate notes due September 2011 (1.23% at December 2008, principal amount ¥20 billion)	**220**	175
Yen-denominated Samurai notes:		
.71% notes due July 2010 (principal amount ¥40 billion)	**439**	350
1.87% notes due June 2012 (principal amount ¥30 billion)	**329**	263
Capitalized lease obligations payable through 2013	**8**	8
Total notes payable	**$ 1,721**	$ 1,465

The increase in total notes payable as of December 31, 2008, compared with the prior year, is due to the change in the yen/dollar exchange rate. There were no new borrowings or loan repayments in 2008.

In June 2007, the Parent Company issued yen-denominated Samurai notes totaling ¥30 billion. We used the net proceeds of these Samurai notes to pay in full the .96% Samurai notes that were issued in 2002 and matured in June 2007. These Samurai notes issued by the Parent Company in 2007 and those issued in 2005 each have five-year maturities. Each series of Samurai notes pays interest semiannually, may only be redeemed prior to maturity upon the occurrence of a tax event as specified in the respective bond agreement and is not available to U.S. persons.

In September 2006, the Parent Company issued three tranches of Uridashi notes totaling ¥45 billion. The first tranche totaled ¥15 billion and has a five-year maturity. The second tranche totaled ¥10 billion and has a 10-year maturity. The third tranche totaled ¥20 billion and has a five-year maturity and a variable interest coupon of six-month yen LIBOR plus a spread. We have entered into interest rate swaps related to the ¥20 billion variable interest rate notes (see Note 4). Each tranche of Uridashi notes pays interest semiannually, may only be redeemed prior to maturity upon the occurrence of a tax event as specified in the respective bond agreement and is not available to U.S. persons.

For our yen-denominated loans, the principal amount as stated in dollar terms will fluctuate from period to period due to changes in the yen/dollar exchange rate. We have designated all of our yen-denominated notes payable as a nonderivative hedge of the foreign currency exposure of our investment in Aflac Japan. We have also designated the interest rate swaps on our variable interest rate Uridashi notes as a hedge of the variability in our interest cash flows associated with these notes.

In 1999, we issued $450 million of senior notes. These notes pay interest semiannually and are redeemable at our option at any time with a redemption price equal to the principal amount of the notes redeemed plus a make-whole premium. We have entered into cross-currency swaps related to these notes (see Note 4). By entering into these cross-currency swaps, we converted our $450 million liability into a ¥55.6 billion liability, and we reduced our interest rate from 6.5% in dollars to 1.67% in yen. We plan to either refinance, subject to market conditions, or use existing cash to pay off the aforementioned senior notes when they mature in April 2009.

The aggregate contractual maturities of notes payable during each of the years after December 31, 2008, are as follows:

(In millions)	Long-term Debt	Capitalized Lease Obligations	Total Notes Payable
2009	$ 450	$ 3	$ 453
2010	439	3	442
2011	385	1	386
2012	329	1	330
2013	–	–	–
Thereafter	110	–	110
Total	$ 1,713	$ 8	$ 1,721

We have no restrictive financial covenants related to our notes payable. We were in compliance with all of the covenants of our notes payable at December 31, 2008. No events of default or defaults occurred during 2008 and 2007.

8. INCOME TAXES

The components of income tax expense (benefit) applicable to pretax earnings for the years ended December 31 were as follows:

(In millions)	Japan	U.S.	Total
2008:			
Current	**$ 409**	**$ 227**	**$ 636**
Deferred	**109**	**(85)**	**24**
Total income tax expense	**$ 518**	**$ 142**	**$ 660**
2007:			
Current	$ 450	$ 98	$ 548
Deferred	222	95	317
Total income tax expense	$ 672	$ 193	$ 865
2006:			
Current	$ 398	$ 21	$ 419
Deferred	229	133	362
Total income tax expense	$ 627	$ 154	$ 781

Income tax expense in the accompanying statements of earnings varies from the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The principal reasons for the differences and the related tax effects for the years ended December 31 were as follows:

(In millions)	2008	2007	2006
Income taxes based on U.S. statutory rates	**$ 670**	$ 875	$ 792
Utilization of foreign tax credit	**(27)**	(23)	(21)
Nondeductible expenses	**11**	11	10
Other, net	**6**	2	–
Income tax expense	**$ 660**	$ 865	$ 781

Total income tax expense for the years ended December 31, was allocated as follows:

(In millions)	2008	2007	2006
Statements of earnings	**$ 660**	$ 865	$ 781
Other comprehensive income:			
Change in unrealized foreign currency translation gains (losses) during year	**(457)**	(82)	10
Pension liability adjustment during year	**(29)**	5	3
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) arising during year	**(716)**	(291)	(226)
Reclassification adjustment for realized (gains) losses included in net earnings	**(353)**	(10)	(28)
Total income tax expense (benefit) allocated to other comprehensive income	**(1,555)**	(378)	(241)
Additional paid-in capital (exercise of stock options)	**(16)**	(51)	(18)
Adoption of SFAS 158	**–**	–	(25)
Total income taxes	**$ (911)**	$ 436	$ 497

Changes in unrealized foreign currency translation gains/losses included a deferred income tax benefit of $329 million in 2008, compared with a deferred income tax benefit of $55 million in 2007 and a deferred income tax expense of $11 million in 2006.

The income tax effects of the temporary differences that gave rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In millions)	**2008**	2007
Deferred income tax liabilities:		
Deferred policy acquisition costs	**$ 2,356**	$ 1,847
Unrealized gains on investment securities	**-**	92
Difference in tax basis of investment in Aflac Japan	**-**	6
Other basis differences in investment securities	**112**	528
Premiums receivable	**155**	143
Policy benefit reserves	**735**	302
Other	**-**	185
Total deferred income tax liabilities	**3,358**	3,103
Deferred income tax assets:		
Depreciation	**128**	102
Policyholder protection corporation obligation	**48**	56
Difference in tax basis of investment in Aflac Japan	**172**	–
Unfunded retirement benefits	**44**	43
Other accrued expenses	**65**	49
Unrealized losses on investment securities	**1,189**	–
Policy and contract claims	**106**	76
Unrealized exchange loss on yen-denominated notes payable	**184**	57
Deferred compensation	**131**	85
Capital loss carryforwards	**76**	–
Other	**229**	416
Total deferred income tax assets	**2,372**	884
Net deferred income tax liability	**986**	2,219
Current income tax liability	**215**	312
Total income tax liability	**$ 1,201**	$ 2,531

A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. In prior years, we established valuation allowances primarily for alternative minimum tax credit and noninsurance loss carryforwards that exceeded projected future offsets. Under U.S. income tax rules, only 35% of noninsurance losses can be offset against life insurance taxable income each year. For current U.S. income tax purposes, there were no alternative minimum tax credit carryforwards available at December 31, 2008. The Company has capital loss carryforwards of $217 million available to offset capital gains through 2013.

We file federal income tax returns in the United States and Japan as well as state or prefecture income tax returns in various jurisdictions in the two countries. U.S. federal and state income tax returns for years before 2004 are no longer subject to examination. We are currently under examination by the IRS in the U.S. for tax years 2006 and 2007 and by the National Tax Agency (NTA) in Japan for tax years 2004 through 2007.

We adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), on January 1, 2007 (see Note 1). There was no change in the liability for unrecognized tax benefits as a result of the implementation of FIN 48 and therefore no adjustment to retained earnings upon adoption. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the years ended December 31:

(In millions)	**2008**	2007
Balance, beginning of year	**$ 50***	$ 43*
Additions for tax positions of prior years	**18**	18
Reductions for tax positions of prior years	**(11)**	(11)
Balance, end of year	**$ 57***	$ 50*

*Amounts do not include tax deductions of $14 at January 1, 2007, $18 at December 31, 2007, and $20 at December 31, 2008.

Included in the balance of the liability for unrecognized tax benefits at December 31, 2008, are $56 million of tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility, compared with $51 million at December 31, 2007. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate, but would accelerate the payment of cash to the taxing authority to an earlier period. The Company has accrued approximately $4 million as of December 31, 2008, for permanent uncertainties, which if reversed would not have a material effect on the annual effective rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. We recognized approximately $5 million in interest and penalties in 2008, compared with $3 million in 2007 and $2 million in 2006. The Company has accrued approximately $37 million for the payment of interest and penalties as of December 31, 2008, compared with $32 million a year ago.

As of December 31, 2008, there were no material uncertain tax positions for which the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

9. SHAREHOLDERS' EQUITY

The following table is a reconciliation of the number of shares of the Company's common stock for the years ended December 31.

(In thousands of shares)	2008	2007	2006
Common stock - issued:			
Balance, beginning of year	**658,604**	655,715	654,522
Exercise of stock options and issuance of restricted shares	**1,431**	2,889	1,193
Balance, end of year	**660,035**	658,604	655,715
Treasury stock:			
Balance, beginning of year	**172,074**	163,165	155,628
Purchases of treasury stock:			
Open market	**23,201**	11,073	10,265
Other	**146**	559	55
Dispositions of treasury stock:			
Shares issued to AFL Stock Plan	**(1,523)**	(1,400)	(1,461)
Exercise of stock options	**(413)**	(1,206)	(1,240)
Other	**(65)**	(117)	(82)
Balance, end of year	**193,420**	172,074	163,165
Shares outstanding, end of year	**466,615**	486,530	492,550

Outstanding share-based awards are excluded from the calculation of weighted-average shares used in the computation of basic earnings per share. The following table presents the approximate number of stock options to purchase shares, on a weighted-average basis, that were considered to be anti-dilutive and were excluded from the calculation of diluted earnings per share at December 31:

(In thousands)	2008	2007	2006
Anti-dilutive stock options	**2,179**	1,695	1,795

The weighted-average shares used in calculating earnings per share for the years ended December 31 were as follows:

(In thousands of shares)	2008	2007	2006
Weighted-average outstanding shares used for calculating basic EPS	**473,405**	487,869	495,614
Dilutive effect of share-based awards	**5,410**	6,102	6,213
Weighted-average outstanding shares used for calculating diluted EPS	**478,815**	493,971	501,827

Share Repurchase Program: Under share repurchase authorizations from our board of directors, we purchased 23.2 million shares of our common stock in 2008, funded with internal capital. The total 23.2 million shares was comprised of a 12.5 million share purchase through an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch) and a 10.7 million share purchase through Goldman, Sachs & Co. (GS&Co.).

On February 4, 2008, we entered into an agreement for an accelerated share repurchase (ASR) program with Merrill Lynch. Under the agreement, we purchased 12.5 million shares of our outstanding common stock at $60.61 per share for an initial purchase price of $758 million. The shares were acquired as a part of previously announced share repurchase authorizations by our board of directors and are held in treasury. The ASR program was settled during the second quarter of 2008, resulting in a purchase price adjustment of $40 million, or $3.22 per share, paid to Merrill Lynch based upon the volume-weighted average price of our common stock during the ASR program period. The total purchase price for the 12.5 million shares was $798 million, or $63.83 per share.

On August 26, 2008, we entered into an agreement for a share repurchase program with GS&Co. Under the agreement, which had an original termination date of February 18, 2009, we paid $825 million to GS&Co. for the repurchase of a variable number of shares of our outstanding common stock over the stated contract period. On October 2, 2008, due to market conditions, we took early delivery of 10.7 million shares, which we hold in treasury, at a total purchase price of $683 million, or $63.87 per share. We also received unused funds of $142 million from GS&Co.

As of December 31, 2008, a remaining balance of 32.4 million shares were available for purchase; 2.4 million shares are the remainder from a board authorization in 2006 and 30.0 million shares were authorized by the board of directors for purchase in January 2008.

Voting Rights: In accordance with the Parent Company's articles of incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.

10. SHARE-BASED TRANSACTIONS

As of December 31, 2008, the Company has outstanding share-based awards under two long-term incentive compensation plans.

The first plan, which expired in February 2007, is a stock option plan which allowed grants for incentive stock options (ISOs) to employees and non-qualifying stock options (NQSOs) to employees and non-employee directors. The options have a term of 10 years and generally vest after three years. The strike price of options granted under this plan is equal to the fair market value of a share of the Company's common stock at the date of grant. Options granted before the plan's expiration date remain outstanding in accordance with their terms.

The second long-term incentive compensation plan allows awards to Company employees for ISOs, NQSOs, restricted stock, restricted stock units, and stock appreciation rights. Non-employee directors are eligible for grants of NQSOs, restricted stock, and stock appreciation rights. Generally, the awards vest based upon time-based conditions or time- and performance-based conditions. Performance-based vesting conditions generally include the attainment of goals related to Company financial performance. As of December 31, 2008, approximately 20.7 million shares were available for future grants under this plan, and the only performance-based awards issued and outstanding were restricted stock awards.

Share-based awards granted to U.S.-based grantees are settled upon exercise with authorized but unissued Company stock, while those issued to Japan-based grantees are settled upon exercise with treasury shares.

The following table presents the expense recognized in connection with share-based awards for the periods ended December 31.

(In millions, except for per-share amounts)	2008	2007	2006
Earnings from continuing operations	**$ 42**	$ 42	$ 35
Earnings before income taxes	**42**	42	35
Net earnings	**29**	29	25
Net earnings per share:			
Basic	**$ .06**	$ .06	$ .05
Diluted	**.06**	.06	.05

We estimate the fair value of each stock option granted using the Black-Scholes-Merton multiple option approach. Expected volatility is based on historical periods generally commensurate with the estimated term of options. We use historical data to estimate option exercise and termination patterns within the model. Separate groups of employees that have similar historical exercise patterns are stratified and considered separately for valuation purposes. The expected term of options granted is derived from the output of our option model and represents the weighted-average period of time that options granted are expected to be outstanding. We base the risk-free interest rate on the Treasury note rate with a term comparable to that of the estimated term of options. The weighted-average fair value of options at their grant date was $17.21 for 2008, compared with $16.06 for 2007 and $15.28 in 2006. The following table presents the assumptions used in valuing options granted during the years ended December 31.

	2008	2007	2006
Expected term (years)	**7.0**	7.4	6.7
Expected volatility	**25.0%**	25.0%	28.0%
Annual forfeiture rate	**.8**	.8	.8
Risk-free interest rate	**3.5**	4.7	4.5
Dividend yield	**1.3**	1.3	1.1

The following table summarizes stock option activity.

(In thousands of shares)	Stock Option Shares	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 2005	19,981	$ 27.40
Granted in 2006	2,456	45.08
Canceled in 2006	(90)	39.72
Exercised in 2006	(2,241)	18.61
Outstanding at December 31, 2006	20,106	30.48
Granted in 2007	1,244	49.35
Canceled in 2007	(133)	43.64
Exercised in 2007	(4,640)	20.94
Outstanding at December 31, 2007	**16,577**	**34.46**
Granted in 2008	**1,703**	**59.78**
Canceled in 2008	**(146)**	**44.69**
Exercised in 2008	**(1,798)**	**25.91**
Outstanding at December 31, 2008	**16,336**	**$ 37.95**

(In thousands of shares)	2008	2007	2006
Shares exercisable, end of year	**12,382**	12,653	16,094

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008.

(In thousands of shares)	Options Outstanding			Options Exercisable	
Range of Exercise Prices Per Share	Stock Option Shares Outstanding	Wgtd.-Avg. Remaining Contractual Life (Yrs.)	Weighted-Average Exercise Price Per Share	Stock Option Shares Exercisable	Weighted-Average Exercise Price Per Share
$ 21.16 – $ 23.87	2,587	1.4	$ 23.10	2,587	$ 23.10
24.00 – 30.38	2,291	2.5	27.57	2,291	27.57
30.57 – 38.74	2,906	4.5	33.01	2,906	33.01
38.75 – 42.85	2,571	5.5	39.88	2,534	39.85
43.07 – 47.25	3,120	7.3	44.73	1,493	44.41
47.32 – 67.67	2,861	8.7	55.59	571	48.95
$ 21.16 – $ 67.67	16,336	5.2	$ 37.95	12,382	$ 33.44

As of December 31, 2008, the aggregate intrinsic value of stock options outstanding was $158 million, with a weighted-average remaining term of 5.2 years. The aggregate intrinsic value of stock options exercisable at that same date was $156 million, with a weighted-average remaining term of 4.1 years.

The following table summarizes stock option activity during the years ended December 31.

(In millions)	2008	2007	2006
Total intrinsic value of options exercised	**$ 59**	$ 154	$ 62
Cash received from options exercised	**38**	52	38
Tax benefit realized as a result of options exercised and restricted stock releases	**23**	51	19

The value of restricted stock awards is based on the fair market value of our common stock at the date of grant. The following table summarizes restricted stock activity during the years ended December 31.

(In thousands of shares)	Shares	Weighted-Average Grant-Date Fair Value Per Share
Restricted stock at December 31, 2005	270	$ 39.58
Granted in 2006	357	46.96
Canceled in 2006	(8)	42.92
Vested in 2006	(6)	38.75
Restricted stock at December 31, 2006	613	43.84
Granted in 2007	391	48.43
Canceled in 2007	(21)	45.88
Vested in 2007	(9)	42.06
Restricted stock at December 31, 2007	**974**	**45.65**
Granted in 2008	**302**	**61.00**
Canceled in 2008	**(17)**	**52.86**
Vested in 2008	**(262)**	**39.95**
Restricted stock at December 31, 2008	**997**	**$ 51.68**

As of December 31, 2008, total compensation cost not yet recognized in our financial statements related to restricted stock awards was $21 million, of which $10 million (480 thousand shares) was related to restricted-share-based awards with a performance-based vesting condition. We expect to recognize these amounts over a weighted-average period of approximately 1.1 years. There are no other contractual terms covering restricted stock awards once vested.

11. STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

Our insurance subsidiary is required to report its results of operations and financial position to state insurance regulatory authorities on the basis of statutory accounting practices prescribed or permitted by such authorities.

As determined on a U.S. statutory accounting basis, Aflac's net income was $1.2 billion in 2008, $1.8 billion in 2007 and $1.7 billion in 2006. Capital and surplus was $4.6 billion at December 31, 2008 and $4.2 billion at December 31, 2007.

Net assets of the insurance subsidiaries aggregated $8.0 billion at December 31, 2008, on a GAAP basis, compared with $9.1 billion a year ago. Aflac Japan accounted for $5.9 billion, or 73.7%, of net assets at December 31, 2008, compared with $6.0 billion, or 66.8%, at December 31, 2007.

Reconciliations of Aflac's net assets on a GAAP basis to capital and surplus determined on a U.S. statutory accounting basis as of December 31 were as follows:

(In millions)	2008	2007
Net assets on GAAP basis	**$ 7,985**	$ 9,050
Adjustment of carrying values of investments	**1,835**	(1,283)
Elimination of deferred policy acquisition costs	**(8,111)**	(6,540)
Adjustment to policy liabilities	**2,474**	1,928
Adjustment to deferred income taxes	**593**	1,813
Other, net	**(175)**	(760)
Capital and surplus on U.S. statutory accounting basis	**$ 4,601**	$ 4,208

Aflac Japan must report its results of operations and financial position to the Japanese Financial Services Agency (FSA) on a Japanese regulatory accounting basis as prescribed by the FSA. Capital and surplus (unaudited) of Aflac Japan, based on Japanese regulatory accounting practices, aggregated $2.0 billion at December 31, 2008, and $2.5 billion at December 31, 2007. Japanese regulatory accounting practices differ in many respects from U.S. GAAP. Under Japanese regulatory accounting practices, policy acquisition costs are charged off immediately; deferred income tax liabilities are recognized on a different basis; policy benefit and claim reserving methods and assumptions are different; the carrying value of securities transferred to held to maturity is different; policyholder protection corporation obligations are not accrued; and premium income is recognized on a cash basis.

The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent the undistributed earnings of our insurance subsidiary. Amounts available for dividends, management fees and other payments to the Parent Company by its insurance subsidiary may fluctuate due to different accounting methods required by regulatory authorities. These payments are also subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. Our insurance subsidiary must maintain adequate risk-based capital for U.S. regulatory authorities and our Japan branch must maintain adequate solvency margins for Japanese regulatory authorities. Additionally, the maximum amount of dividends that can be paid to the Parent Company by Aflac without prior approval of Nebraska's director of insurance is the greater of the net gain from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. Dividends declared by Aflac during 2009 in excess of $1.2 billion would require such approval. Dividends declared by Aflac during 2008 were $1.1 billion.

A portion of Aflac Japan earnings, as determined on a Japanese regulatory accounting basis, can be repatriated each year to Aflac U.S. after complying with solvency margin provisions and satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders. Profit repatriations to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translation of Aflac Japan's dollar-denominated investments and related investment income into yen. Profits repatriated by Aflac Japan to Aflac U.S. were as follows for the years ended December 31:

	In Dollars			In Yen		
(In millions of dollars and billions of yen)	**2008**	2007	2006	**2008**	2007	2006
Profit repatriation	**$ 598**	$ 567	$ 442	**¥ 64.1**	¥ 67.8	¥ 50.0

12. BENEFIT PLANS

Our basic employee defined-benefit pension plans cover substantially all of our full-time employees in the United States and Japan.

On December 31, 2006, we adopted the recognition and disclosure provisions and early adopted the measurement date provisions of SFAS 158. This pronouncement requires the recognition of the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of our benefit plans in our financial statements, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs or credits, as applicable, and the unrecognized transition asset remaining from the initial adoption of SFAS 87, all of which were previously netted against the plan's funded status in the past under the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic pension cost over future periods consistent with our historical accounting policy for amortizing such amounts. Further, the components of the benefit obligations that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods are recognized as a component of other comprehensive income. Those amounts will also be subsequently recognized as a component of net periodic pension cost as previously described. The adoption of SFAS 158 had no effect on our net earnings for any period presented, and it will not affect our operating results in future periods.

The following table summarizes the amounts included in accumulated other comprehensive income as of December 31.

	2008		2007	
(In millions)	**Japan**	**U.S.**	Japan	U.S.
Net loss	**$ 64**	**$ 102**	$ 36	$ 47
Prior service cost (credit)	**(5)**	**1**	(4)	1
Transition obligation	**2**	**–**	2	–
Total	**$ 61**	**$ 103**	$ 34	$ 48

No prior service costs or credits arose during 2008 and the amounts of prior service costs and credits as well as transition obligation amortized to expense were immaterial for the years ended December 31, 2008, 2007 and 2006. Amortization of actuarial losses to expense in 2009 is estimated to be $3 million for the Japanese plan and $4 million for the U.S. plan, while the amortization of prior service costs and credits and transition obligation are expected to be negligible.

The following table summarizes the amounts recognized in other comprehensive loss (income) for the years ended December 31.

	2008		2007	
(In millions)	**Japan**	**U.S.**	Japan	U.S.
Net loss (gain)	**$ 17**	**$ 57**	$ 2	$ (11)
Amortization of net loss	**(2)**	**(2)**	(1)	(4)
Total	**$ 15**	**$ 55**	$ 1	$ (15)

Reconciliations of the funded status of the basic employee defined-benefit pension plans with amounts recognized in the consolidated balance sheets as of December 31 were as follows:

	2008		2007	
(In millions)	**Japan**	**U.S.**	Japan	U.S.
Projected benefit obligation:				
Benefit obligation, beginning of year	**$125**	**$ 186**	$ 110	$ 184
Service cost	**11**	**10**	9	10
Interest cost	**3**	**11**	3	10
Actuarial loss (gain)	**(1)**	**(2)**	–	(14)
Benefits paid	**(2)**	**(4)**	(2)	(4)
Effect of foreign exchange rate changes	**33**	**–**	5	–
Benefit obligation, end of year	**169**	**201**	125	186
Plan assets:				
Fair value of plan assets, beginning of year	**79**	**150**	66	126
Actual return on plan assets	**(16)**	**(48)**	–	8
Employer contribution	**14**	**30**	11	20
Benefits paid	**(2)**	**(4)**	(2)	(4)
Effect of foreign exchange rate changes	**19**	**–**	4	–
Fair value of plan assets, end of year	**94**	**128**	79	150
Funded status	**$ (75)**	**$ (73)**	$ (46)	$ (36)
Accumulated benefit obligation	**$146**	**$ 151**	$ 106	$ 139

At December 31, 2008, other liabilities included a liability for both plans in the amount of $148 million, compared with $82 million a year ago. In December 2008, we pre-funded $10 million to the U.S. plan that we had originally planned to contribute in 2009. We accelerated the timing of this contribution to improve the funded status of the plan in light of the effect that recent market volatility has had on plan asset fair values. We plan to make contributions of $10 million to the U.S. plan and $16 million to the Japanese plan in 2009.

The composition of plan assets as of December 31 was as follows:

	2008		2007	
	Japan	**U.S.**	Japan	U.S.
Equity securities	**30%**	**61%**	36%	61%
Fixed-income securities	**70**	**34**	64	34
Cash and cash equivalents	**–**	**1**	–	1
Other	**–**	**4**	–	4
Total	**100%**	**100%**	100%	100%

Equity securities held by our U.S. plan included $3 million (2.1% of plan assets) of Aflac Incorporated common stock at December 31, 2008, compared with $4 million (2.5% of plan assets) at December 31, 2007. Target asset allocations for U.S. plan assets are 60% to 65% equity securities, 35% to 40% fixed-income securities and 0% to 3% cash and cash equivalents. Target asset allocations for Japanese plan assets are 35% equity securities and 65% fixed-income securities. As discussed below, the investment strategy of our pension plans is long-term in nature.

The investment objective of our U.S. and Japanese plans is to preserve the purchasing power of the plan's assets and earn a reasonable inflation adjusted rate of return over the long term. Furthermore, we seek to accomplish these objectives in a manner that allows for the adequate funding of plan benefits and expenses. In order to achieve these objectives, our goal is to maintain a conservative, well-diversified and balanced portfolio of high-quality equity, fixed-income and money market securities. As a part of our strategy, we have established strict policies covering quality, type and concentration of investment securities. For our U.S. plan, these policies prohibit investments in precious metals, limited partnerships, venture capital, and direct investments in real estate. We are also prohibited from trading on margin. For our Japanese plan, these policies include limitations on investments in derivatives including futures, options and swaps, and low-liquidity investments such as real estate, venture capital investments, and privately issued securities.

We monitor the U.S. plan's performance over a three- to five-year period utilizing shorter time frame performance measures to identify trends. We review investment performance and compliance with stated investment policies and practices on a quarterly basis. The specific investment objectives for the U.S. pension plan are: to exceed a composite of asset class target returns, weighted according to the plan's target asset allocation; and to outperform the median fund from a universe of similarly managed corporate pension funds. Both objectives are measured over a rolling three- to five-year period. We monitor the Japanese plan's asset allocation and compliance with stated investment policies and practices. The Japanese plan's performance is reviewed on a quarterly basis by asset allocation. The specific investment objective for the Japanese plan is to outperform the projected long-term rate of return used to determine the Japanese plan's pension obligation.

Expected future benefit payments for the U.S. and Japanese plans are as follows:

(In millions)	Japan	U.S.
2009	$ 4	$ 4
2010	5	5
2011	5	5
2012	6	6
2013	6	7
2014 - 2018	36	48

The components of retirement expense and actuarial assumptions for the Japanese and U.S. pension plans for the years ended December 31 were as follows:

	2008		2007		2006	
(In millions)	**Japan**	**U.S.**	Japan	U.S.	Japan	U.S.
Components of net periodic benefit cost:						
Service cost	**$ 11**	**$ 10**	$ 9	$ 10	$ 8	$ 9
Interest cost	**3**	**11**	3	10	3	9
Expected return on plan assets	**(2)**	**(12)**	(2)	(10)	(1)	(7)
Amortization of net actuarial loss	**2**	**2**	1	4	2	3
Net periodic benefit cost	**$ 14**	**$ 11**	$ 11	$ 14	$ 12	$ 14
Weighted-average actuarial assumptions used in the calculations:						
Discount rate – net periodic benefit cost	**2.50%**	**6.00%**	2.50%	5.50%	2.50%	5.50%
Discount rate – benefit obligations	**2.50**	**6.25**	2.50	6.00	2.50	5.50
Expected long-term return on plan assets	**2.50**	**8.00**	2.50	8.00	2.50	8.00
Rate of compensation increase	**N/A***	**4.00**	N/A*	4.00	N/A*	4.00

*Not applicable

In Japan, participant salary and future salary increases are not factors in determining pension benefit cost or the related pension benefit obligation.

We base the long-term rate of return on U.S. plan assets on the historical rates of return over the last 15 years and the expectation of similar returns over the long-term investment goals and objectives of U.S. plan assets. We base the long-term rate of return on the Japanese plan assets on the historical rates of return over the last 10 years.

In addition to the benefit obligations for funded employee plans, we also maintain unfunded supplemental retirement plans for certain officers and beneficiaries. Retirement expense for these unfunded supplemental plans was $11 million in

2008, $5 million in 2007 and $16 million in 2006. The accrued retirement liability for the unfunded supplemental retirement plans was $217 million at December 31, 2008, compared with $204 million a year ago. The assumptions used in the valuation of these plans were the same as for the funded plans.

Stock Bonus Plan: Aflac U.S. maintains a stock bonus plan for eligible U.S. sales associates. Plan participants receive shares of Aflac Incorporated common stock based on their new annualized premium sales and their first-year persistency of substantially all new insurance policies. The cost of this plan, which is included in deferred policy acquisition costs, amounted to $46 million in 2008, $45 million in 2007 and $40 million in 2006.

13. COMMITMENTS AND CONTINGENT LIABILITIES

We have three outsourcing agreements with IBM. The first agreement provides mainframe computer operations and support for Aflac Japan. It has a remaining term of seven years and an aggregate remaining cost of ¥21.0 billion ($230 million using the December 31, 2008, exchange rate). The second agreement provides distributed computer mid-range server operations and support for Aflac Japan. It has a remaining term of seven years and an aggregate remaining cost of ¥26.7 billion ($293 million using the December 31, 2008, exchange rate). The third agreement provides application maintenance and development services for Aflac Japan. It has a remaining term of four years and an aggregate remaining cost of ¥7.2 billion ($79 million using the December 31, 2008, exchange rate).

We have an outsourcing agreement with Accenture to provide application maintenance and development services for our Japanese operation. The agreement has a remaining term of six years with an aggregate remaining cost of ¥6.0 billion ($66 million using the December 31, 2008, exchange rate).

We lease office space and equipment under agreements that expire in various years through 2019. Future minimum lease payments due under non-cancelable operating leases at December 31, 2008, were as follows:

(In millions)	
2009	$ 63
2010	31
2011	14
2012	12
2013	12
Thereafter	41
Total future minimum lease payments	$ 173

In a strategic marketing effort to continue to reach business decision makers and the large and loyal NASCAR fan base to grow our U.S. business, we have entered into an $84 million agreement with Roush Fenway for the primary sponsorship of racing driver Carl Edwards, starting in 2009 and continuing through 2011. We plan to contract with co-sponsors during the term of this agreement, which could reduce our total cost.

In 2005, we announced a multiyear building project for additional office space in Columbus, Georgia. The initial phase was completed in 2007 at a cost of $27 million. The second phase of the expansion is to be completed in 2009 and is expected to cost approximately $48 million.

We are a defendant in various lawsuits considered to be in the normal course of business. Members of our senior legal and financial management teams review litigation on a quarterly and annual basis. The final results of any litigation cannot be predicted with certainty. Although some of this litigation is pending in states where large punitive damages, bearing little relation to the actual damages sustained by plaintiffs, have been awarded in recent years, we believe the outcome of pending litigation will not have a material adverse effect on our financial position, results of operations, or cash flows.

14. SUPPLEMENTARY INFORMATION

(In millions)	**2008**	2007	2006
Supplemental disclosures of cash flow information:			
Income taxes paid	**$ 765**	$ 416	$ 569
Interest paid	**27**	26	15
Impairment losses included in realized investment gains (losses)	**752**	22	1
Noncash financing activities:			
Capitalized lease obligations	**3**	1	9
Dividends declared	**131**	–	91
Treasury stock issued for:			
Associate stock bonus	**43**	38	35
Shareholder dividend reinvestment	**20**	19	15
Share-based compensation grants	**2**	2	2

Auditors' Report

Report of Independent Registered Public Accounting Firm

The shareholders and board of directors of Aflac Incorporated:

We have audited the accompanying consolidated balance sheets of Aflac Incorporated and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders' equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aflac Incorporated and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, as of January 1, 2006. Additionally, as discussed in Notes 1 and 12 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)*, as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aflac Incorporated and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Atlanta, Georgia
February 19, 2009

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2008, which is included herein.

Auditors' Report on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The shareholders and board of directors of Aflac Incorporated:

We have audited Aflac Incorporated and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Aflac Incorporated's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Aflac Incorporated and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aflac Incorporated and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders' equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2008, and our report dated February 19, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Atlanta, Georgia
February 19, 2009

Unaudited Consolidated Quarterly Financial Data and Common Stock Prices

In management's opinion, this quarterly financial information fairly presents the results of operations for such periods and is prepared on a basis consistent with our annual audited financial statements.

(In millions, except for per-share amounts)	**March 31, 2008**	**June 30, 2008**	**September 30, 2008**	**December 31, 2008**	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Premium income	**$3,635**	**$3,684**	**$3,647**	**$3,981**	$3,156	$3,162	$3,260	$3,395
Net investment income	**627**	**637**	**637**	**677**	566	572	592	604
Realized investment gains (losses)	**(7)**	**(1)**	**(597)**	**(402)**	13	15	1	(1)
Other income	**12**	**16**	**4**	**4**	16	15	8	20
Total revenues	**4,267**	**4,336**	**3,691**	**4,260**	3,751	3,764	3,861	4,018
Total benefits and expenses	**3,541**	**3,596**	**3,543**	**3,959**	3,115	3,129	3,219	3,433
Earnings before income taxes	**726**	**740**	**148**	**301**	636	635	642	585
Total income tax	**252**	**257**	**48**	**104**	220	220	222	203
Net earnings	**$ 474**	**$ 483**	**$ 100**	**$ 197**	$ 416	$ 415	$ 420	$ 382
Net earnings per basic share	**$ .99**	**$ 1.02**	**$ .21**	**$ .42**	$ .85	$ .85	$ .86	$ .79
Net earnings per diluted share	**.98**	**1.00**	**.21**	**.42**	.84	.84	.85	.78
Cash dividends paid per share	**$ .24**	**$ .24**	**$ .24**	**$ .24**	$ .185	$ .205	$ .205	$ .205
Common stock prices:								
High	**67.00**	**68.81**	**68.00**	**60.73**	49.37	54.00	57.44	63.91
Low	**56.75**	**62.52**	**51.25**	**29.68**	45.18	47.00	50.19	55.77

Quarterly amounts may not agree in total to the corresponding annual amounts due to rounding.

Comparison Of Five-Year Cumulative Total Return*

Among Aflac Incorporated, the S&P 500 Index and the S&P Life & Health Insurance Index



$200
150
100
50
0

	2003	2004	2005	2006	2007	2008
Aflac Incorporated	100.00	111.20	130.91	131.29	181.50	135.25
S&P 500	100.00	110.88	116.33	134.70	142.10	89.53
S&P Life & Health Insurance	100.00	122.14	149.64	174.35	193.53	100.02

*$100 invested on 12/31/03 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Board of Directors



Daniel P. Amos, 57, chairman and chief executive officer of Aflac and Aflac Incorporated, has been with the company full-time since 1973. He was named president of Aflac in 1983, chief operating officer in 1987, chief executive officer of Aflac Incorporated in 1990, and chairman in 2001. He has been a member of Aflac Incorporated's board since 1983.



John Shelby Amos II, 56, Alabama/West Florida state sales coordinator for Aflac U.S., has served in a variety of sales positions with the company for the past 34 years. He was first elected to Aflac Incorporated's board in 1983.



Paul S. Amos II, 33, president of Aflac and chief operating officer of Aflac U.S., joined Aflac in 2002 as state sales coordinator of Georgia North. He was promoted to executive vice president in 2005, assumed additional responsibilities as Aflac U.S. chief operating officer in 2006 and was promoted to his current position in 2007. He joined Aflac Incorporated's board in 2007.



Yoshiro Aoki, 63, president of Seiwa Sogo Tatemono Co., Ltd. and corporate auditor of Chuo Real Estate Co., Ltd., Yushu Corp. and Gekkeikan Sake Co., Ltd., previously held the positions of deputy president of Mizuho Research Institute Ltd. and senior managing director of Mizuho Bank, Ltd. He also held various positions at the Dai-ichi Kangyo Bank, Ltd., including senior managing director and managing executive officer. He joined Aflac's board in 2007.



Michael H. Armacost, 71, Shorenstein Distinguished Fellow at Stanford University's Asia-Pacific Research Center, retired in June 2002 as president and trustee of The Brookings Institution, a private nonpartisan organization devoted to public policy research. A former undersecretary of state for political affairs, Mr. Armacost was U.S. ambassador to Japan from 1989 to 1993. Mr. Armacost joined Aflac Incorporated's board in 1994.



Kriss Cloninger III, 61, president, chief financial officer and treasurer of Aflac Incorporated, joined Aflac in 1992 as senior vice president and CFO after working with Aflac as a consulting actuary since 1977. He was named president of Aflac Incorporated and elected to its board in 2001.



Joe Frank Harris, 73, previously a distinguished executive fellow at Georgia State University and a lecturer in its School of Policy Studies, serves as chairman of the board of Harris Georgia Corporation, an industrial development firm. Mr. Harris was governor of Georgia from 1983 to 1991. He joined Aflac Incorporated's board in 1991.



Elizabeth Hudson, 59, executive vice president of communications for the National Geographic Society, previously held similar positions with iVillage, the Reader's Digest Association and NBC. She also was previously a director in Spencer Stuart's Media & Communication Practice. She joined Aflac Incorporated's board in 1990.



Kenneth S. Janke Sr., 74, chairman emeritus of the National Association of Investors Corporation (NAIC), a nonprofit association dedicated to education for individual investors, also served as chairman, president and director of the NAIC Growth Fund. He was first elected to Aflac Incorporated's board in 1989.



Douglas W. Johnson, 65, certified public accountant and retired Ernst & Young LLP audit partner, has spent the majority of his career auditing companies in the life, health and property/casualty segments of the insurance industry. He joined Aflac Incorporated's board in 2003.



Robert B. Johnson, 64, senior counselor, Porter Novelli PR, was formerly chairman and CEO of the One America Foundation (an organization that promotes dialogue and solidarity among Americans of all races). He previously served in President Clinton's White House as an assistant to the president and director of the president's initiative for One America. He has been on Aflac Incorporated's board since 2002.



Charles B. Knapp, 62, director of educational development for the CF Foundation, is president emeritus, a professor of economics and distinguished public service fellow at the University of Georgia. Dr. Knapp also serves as the Chairman of the Board of the East Lake Foundation, which is the organization responsible for leading the revitalization of the East Lake community in Atlanta. He joined Aflac Incorporated's board in 1990.



E. Stephen Purdom, M.D., 61, former executive vice president of insurance operations for Aflac U.S., is on the board of advisors for Emory University Medical School. He previously served as chief of staff at Doctors' Hospital in Columbus, Georgia, and was first elected to Aflac Incorporated's board in 1987.



Barbara K. Rimer, Dr. PH, 60, Alumni Distinguished Professor of Health Behavior and Health Education and dean of the University of North Carolina Gillings School of Global Public Health, was previously director of the Division of Cancer Control and Population Sciences at the National Cancer Institute. She is a former director of Cancer Control Research and Professor of Community and Family Medicine at the Duke University School of Medicine. She joined Aflac Incorporated's board in 1995.



Marvin R. Schuster, 71, chairman of Schuster Enterprises Inc., which operates Burger King restaurants throughout the Southeast, is an emeritus member of the board of directors of Columbus Bank & Trust Company. He was elected to Aflac Incorporated's board in 2000.



D. Gary Thompson, 62, retired executive vice president of Wachovia Corporation and a retired chief executive officer of Georgia Banking, Wachovia Bank, N.A., is on the board of directors for Georgia Power Company, a subsidiary of the Southern Company, and was elected to Aflac Incorporated's board in 2005.



Robert L. Wright, 71, chairman of FE Holdings, Inc., a company which has interests in motorsports, gaming, entertainment, real estate and lighting. He was previously chairman of both Dimensions International and Flight Explorer and an associate administrator for the United States Small Business Administration. He was first elected to Aflac Incorporated's board in 1999.

Executive Management

Daniel P. Amos (see facing page)

Kriss Cloninger III (see facing page)

Paul S. Amos II (see facing page)



Martin A. Durant III, 60, executive vice president; deputy chief financial officer, joined Aflac in 1990 as vice president and comptroller of Aflac Incorporated and was promoted to senior vice president, Corporate Services. In 1999, he accepted a position as senior vice president and CFO of Carmike Cinemas, Inc., from which he retired in April 2006. He rejoined Aflac as senior vice president; Corporate Finance in July 2006 and was promoted to executive vice president; deputy chief financial officer in June 2008.



Joey M. Loudermilk, 55, executive vice president; general counsel and corporate secretary, joined Aflac in 1983 as head of the Legal Department. He is also responsible for Aflac's Governmental Relations Department and is treasurer of Aflac Incorporated's political action committee.



Audrey Boone Tillman, 44, executive vice president; Corporate Services, joined Aflac in 1996 in the Legal Division. Her main areas of responsibility are: Human Resources, Facilities, Corporate Training and Health Services. She previously served as a director-at-large for the Society for Human Resource Management (SHRM).



Teresa L. White, 42, executive vice president; chief administrative officer, joined Aflac in 1998. Since then, Teresa has served in various leadership roles within Administration and Sales Support leading to her promotion to chief administrative officer in March 2008. Her current areas of responsibility include U.S. Internal Operations and various Sales Support functions. Teresa is an alumnus of Leadership Columbus, and is a Fellow of the Life Management Institute.



Tohru Tonoike, 58, president of Aflac Japan, worked for Dai-ichi Kangyo Bank prior to joining Aflac Japan in February 2007. Dai-ichi Kangyo Bank later merged with two other banks to form the Mizuho Financial Group. In 2005 he became president and representative director of Dai-ichi Kangyo Asset Management Company, another division of the Mizuho Financial Group. He served on the Aflac board of directors from November 2004 through January 2007.



Charles D. Lake II, 47, chairman of Aflac Japan, joined Aflac in 1999. Prior to his current position, he served as vice president and president of Aflac Japan. Before joining Aflac, he was director of Japan Affairs at the office of the U.S. Trade Representative in the executive office of the president, and he practiced law in Washington, D.C.



Takaaki Matsumoto, 60, first senior vice president; director of Marketing and Sales for Aflac Japan, joined Aflac in 1975. He served as general manager of the Tohoku Sales and Sales Promotion Departments. After serving as general manager of East Japan Claims Department, he was promoted to vice president in January 2005 and senior vice president in February 2006. He was then appointed director of marketing and sales in December 2006, followed by a promotion to first senior vice president in January 2007.



Hiroshi Yamauchi, 57, first senior vice president; chief administrative officer of Aflac Japan, joined Aflac in 1976 and served in the Actuarial Department as section manager and assistant general manager. He was promoted to general manager in the Policy Maintenance Department in 1998 and to vice president in 1999, then to first senior vice president in 2002. He was promoted to his current position as chief administrative officer in January 2005.



Hisayuki Shinkai, 58, first senior vice president of Aflac Japan, joined the company in 1999 as general manager of the Public Relations Department and has served in various management capacities, including director of sales. Prior to joining Aflac Japan, he worked for Long Term Credit Bank of Japan, Ltd.

Senior Management

Aflac Incorporated

Peter T. Adams, Senior Vice President, Financial Reporting

Susan R. Blanck, Senior Vice President; Corporate Actuary; First Senior Vice President, Aflac Japan

Kenneth S. Janke Jr., Senior Vice President, Investor Relations

W. Jeremy Jeffery, Senior Vice President; Chief Investment Officer

John A. Moorefield, Senior Vice President, Strategic Management

Ralph A. Rogers Jr., Senior Vice President, Financial Services; Chief Accounting Officer

Aflac U.S.

Janet P. Baker, Senior Vice President, Corporate Learning

M. Jeffrey Charney, Senior Vice President; Chief Marketing Officer

Phillip J. Friou, Senior Vice President, Director of Governmental Relations

Ronald E. Kirkland, Senior Vice President; Director of Sales

Robert M. Ottman, Senior Vice President, Claims, Benefit Services, New York Administration and Shared Services

David L. Pringle, Senior Vice President, Federal Relations

Ronald S. Sanders, Senior Vice President; Deputy Director of Sales

Gerald W. Shields, Senior Vice President; Chief Information Officer

Aflac Japan

Yuji Arai, Senior Vice President, Investments, Asset Management and Investment Analysis; Principal Financial Officer

Koji Ariyoshi, Senior Vice President, Retail Marketing Promotion, Alliance Management, Hojinkai Promotion

Yukio Fukushima, Senior Vice President, Information Technology

Jun Isonaka, Senior Vice President, Policy Data Administration, Contact Center, Customer Services

Tomomichi Itoh, Senior Vice President, Planning, Government Affairs and Research, Legal, Compliance Promotion and Risk Management

Yosuke Miwa, Senior Vice President, Human Resources, Human Resources Support, General Affairs

Communicorp, Aflac's printing and communications subsidiary, has received Forest Stewardship Council (FSC) certification. This chain-of-custody certification is part of a not-for-profit organization program that brings people together to find solutions and reward good forest management.

FSC Mixed Sources Cert no. SCS-COC-001263 © 1996 FSC

Aflac Incorporated
Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999
706.323.3431
aflac.com

Aflac Japan
Shinjuku Mitsui Bldg.
2-1-1, Nishishinjuku, Shinjuku-ku,
Tokyo, 163-0456, Japan
011.81.3.3344.2701

Independent Registered Public Accountants
KPMG LLP
303 Peachtree Street, N.E.
Suite 2000
Atlanta, Georgia 30308

Registrar
Synovus Trust Company
P.O. Box 23024
Columbus, Georgia 31902-3024

Legal Counsel
Skadden, Arps, Slate,
Meagher & Flom LLP
New York, New York 10036

Stock Transfer Agent
Aflac Incorporated
1932 Wynnton Road
Shareholder Services Dept.
Columbus, Georgia 31999
800.235.2667 – option 2
or 706.596.3581
Fax: 706.596.3488

Annual Meeting
Aflac Incorporated's annual meeting of shareholders will be held at 10 a.m. on May 4, 2009, at the Columbus Museum, 1251 Wynnton Road, Columbus, Georgia.

Customer Service
Policyholders and claimants needing assistance may call 800.992.3522.
Sales associates may call 800.462.3522.
Para asistencia en Español, por favor llame al 800.742.3522.

Shareholder Inquiries
Communication regarding stock purchase plans, dividends, lost stock certificates, etc., should be directed to the Shareholder Services Department at 800.235.2667 – option 2.

Form 10-K
We have included as Exhibit 31 to our Annual Report to the Securities and Exchange Commission (Form 10-K) certificates of the CEO and CFO of the Company certifying the quality of the Company's public disclosure. Copies of Aflac Incorporated's Form 10-K can be obtained free of charge by calling the Investor Relations Department at 800.235.2667 – option 3.

New York Stock Exchange Certification
In 2008 the Company submitted to the NYSE a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of the NYSE's corporate governance listing standards.

For more information concerning the company, please contact:
Kenneth S. Janke Jr.
Senior Vice President,
Investor Relations
800.235.2667 – option 3
or 706.596.3264
Fax: 706.324.6330

In Japan contact:
Ken Kyo
Investor Relations
Support Department
Shinjuku Mitsui Bldg.,
2-1-1, Nishishinjuku, Shinjuku-ku,
Tokyo, 163-0456, Japan
011.81.3.3344.0481
Fax: 011.81.3.3344.0485

Aflac® Incorporated

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